As submitted confidentially to the Securities and Exchange Commission on December 11, 2012 pursuant to the Jumpstart Our Business Startups Act

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

LIQUID HOLDINGS GROUP, LLC

(to be converted into Liquid Holdings Group, Inc.)

(Exact name of registrant as specified in its charter)

Delaware	7372	45-5070568
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

800 Third Avenue

39th Floor

New York, NY 10022

(212) 376-7800

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Richard Schaeffer

Executive Chairman

Liquid Holdings Group, LLC

800 Third Avenue

39th Floor

New York, NY 10022

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Glenn R. Pollner Edwin M. O’Connor Gibson, Dunn & Crutcher LLP 200 Park Avenue New York, NY 10166 Tel: (212) 351-4000 Fax: (212) 351-4035	Edward F. Petrosky James O’Connor Sidley Austin LLP 787 Seventh Avenue New York, NY 10019 Tel: (212) 839-5300 Fax: (212) 839-5599

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐		Accelerated filer	☐

Non-accelerated filer	☒	(Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common Stock, par value $0.0001 per share	$	$

(1)	Estimated solely for purposes of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Includes shares that the underwriter has the option to purchase to cover over-allotments, if any.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

Liquid Holdings Group, LLC, the registrant whose name appears on the cover page of this registration statement, is a Delaware limited liability company. Prior to the completion of the initial public offering of shares of common stock pursuant to this registration statement, Liquid Holdings Group, LLC will convert into a Delaware corporation and change its name from Liquid Holdings Group, LLC to Liquid Holdings Group, Inc. Shares of the common stock of Liquid Holdings Group, Inc. are being offered by the prospectus that forms a part of this registration statement.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state or other jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS

Subject to completion, dated                     , 2012

             Shares

Liquid Holdings Group, Inc.

Common Stock

This is our initial public offering, and prior to this offering, there has been no public market for our common stock. We are offering              shares of our common stock.

We anticipate that the initial public offering price per share will be between $         and $        . We expect to list our common stock on the NASDAQ Global Market under the symbol “LIQD.”

We are an emerging growth company as that term is used in the Jumpstart Our Business Startups Act of 2012 and, as such, have elected to comply with certain reduced public company reporting requirements for future filings.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 10.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us	$	$

We have granted the underwriter a 30-day option to purchase up to              additional shares of our common stock at the same price, and on the same terms, solely to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state or other securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriter expects to deliver the shares of common stock to purchasers against payment in New York, New York on or about                     , 2013, subject to customary closing conditions.

SANDLER O’NEILL + PARTNERS, L.P.

Prospectus dated                     , 2013

You should rely only on the information contained in this prospectus or in any free writing prospectus that we authorize be delivered to you. Neither we nor the underwriter has authorized anyone to provide you with additional or different information. If anyone provides you with additional or different information, you should not rely on it. We and the underwriter are offering to sell, and seeking offers to buy, these securities only in jurisdictions where offers and sales are permitted. You should assume that the information in this prospectus is accurate only as of the date on the cover page, regardless of the time of delivery of this prospectus or of any sale of our common stock. Our business, prospects, financial condition, liquidity and results of operations may have changed since the date of this prospectus.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information you should consider in making your investment decision. You should read the entire prospectus carefully before making an investment decision, including the information presented under the headings “Risk Factors,” “Special Note Regarding Forward-Looking Statements,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and the notes thereto included elsewhere in this prospectus.

Unless otherwise expressly stated or the context otherwise requires, the terms “we,” “us,” “our,” “Liquid Holdings Group,” “LHG” and “Company,” refer, prior to the conversion discussed below, to Liquid Holdings Group, LLC, and, after the conversion, to Liquid Holdings Group, Inc., in each case including its subsidiaries and predecessor and acquired entities.

Our Company

Overview

Liquid Holdings Group has developed and provides proprietary next generation software technology that seamlessly integrates trading, real-time risk management, accounting, reporting and administration tools in a single integrated platform for the financial services community. Our current and prospective customers include small to mid-sized hedge fund managers, asset managers, wealth management offices, family offices and financial institutions. We deliver our technology efficiently, quickly, and securely as a Software as a Service, or SaaS, solution through the “cloud,” or as a software installation on our customer’s premises. The advanced feature set of our platform includes customizable and rapidly deployable multi-asset class trading software coupled with real-time risk management, accounting and reporting capabilities.

We believe that our platform offers superior performance compared to legacy approaches and can significantly reduce the total cost of ownership for our customers by eliminating the need for separate subscriptions of numerous single purpose applications and reducing the level of information technology, or IT, personnel necessary to support and integrate those multiple applications.

Our platform offers the following features and capabilities:

•

A Single, Consolidated Portfolio View. We offer a single trade, order and position management solution for multiple asset classes such as equities, options, futures, fixed income securities and foreign exchange markets, or FX. Our customers can aggregate positions and risk metrics across all of their portfolios on a single screen. With our platform there is no need to purchase or integrate several external programs to consolidate risk management, accounting and reporting functions across asset classes.

•

Broker, Execution and Clearing Firm Neutral. We provide our customers with the independence to select their preferred broker execution venues and clearing relationships. Our technology is able to connect our customers seamlessly to prime brokers and over 100 liquidity destinations, including exchanges, broker-dealers, private securities exchanges and trading platforms, or dark pools, and electronic communication networks, or ECNs. We do not monetize, sell, or take the opposing side of our customers’ order flow, nor do we act as a market maker. Our technology allows our customers to be “broker neutral” in their choice of where a trade is executed, how it is sent to the market, and who executes and clears the trade. We have established connectivity with some of the most recognized prime brokers and banking platforms in the world, offering our customers the ability to access these relationships for capital introduction and execution services globally.

•

Real-Time Portfolio Risk Management and Scenario Analysis. The architecture of our platform enables our customers to perform highly complex computations of risk and project probabilistic scenarios using data feeds in real-time. This allows our customers to quantify the probability of portfolio risk based on variables that they input to simulate a macro or micro event based on historical market events. It also enables users to calculate theoretical values instantly for over a dozen historic market events and crashes to simulate portfolio performance in times of market volatility. Our platform automatically routes trade data to our risk management system for real-time analysis. We believe most of our competitors offer this type of analysis only on an end-of-day or as-requested basis.

•

Accounting and Reporting Management, Fee Management, and Transaction Cost Analysis. Our accounting and reporting database was designed to reconcile a vast number of trades and their associated fees and transaction costs, giving traders and managers a clear and concise view of their portfolio accounting, including exchange/ECN fees, “soft dollar” arrangements, and brokerage and accounting adjustments. Our flexible and scalable architecture allows traders, operations personnel and senior management to view customized reports on an individual, group, or enterprise wide basis.

Our Competitive Strengths

Our strengths include:

•

State of the Art Technology. Our technology platform utilizes a state of the art flexible and scalable framework-based technology architecture that integrates order, trade, execution, real-time risk and portfolio management function as well as accounting and reporting software for multiple asset classes on a single platform.

•

Cross-Asset, Multi-Currency, Broker, Execution and Clearing Firm Neutral Platform. We have designed a cross-asset, multi-currency, broker, execution and clearing firm neutral platform providing our customers with access to over 100 sources of liquidity, including connectivity to top-tier investment banks and prime brokers. Using industry standard protocols, our platform has the ability, following basic certification procedures, to connect to any prime broker, exchange, dark pool or institution globally. We are able to efficiently integrate and interconnect our platform with the existing infrastructure of these institutions.

•

SaaS Delivery. We are able to deliver our technology platform to customers using a SaaS delivery model. Our SaaS delivery option increases efficiency, reduces customer infrastructure costs and accelerates deployment. The SaaS capability allows our customers to deliver our platform to their employees and other end-users within days or even hours of our completing the sales cycle. Our SaaS delivery model enables us to realize and provide efficiencies and economies of scale in delivering and supporting our software in the following ways:

•	Our centralized server-based delivery of software makes installation, upgrades and support easy to implement and gives us the ability to control the user experience and quality of service;

•	The economics inherent in deploying our software makes SaaS delivery beneficial for both us and our customers by optimizing the utilization of servers and reducing fixed costs; and

•

SaaS delivery enables our customers to deliver our technology to their employees and other end-users on any device, anywhere, anytime, thereby giving them greater flexibility in how and where they use our technology platform.

•

Strong and Experienced Management and Board of Directors. Our seasoned management team has, individually and collectively, decades of experience in delivering innovative technology and working in the financial services community. Our senior management team includes the former Chairman of the New York Mercantile Exchange, or NYMEX, the Chairman and former Chief

Executive Officer of NYSE Blue Inc., or NYSE Blue, a subsidiary of NYSE Euronext, Inc., or NYSE Euronext, the former Chief Executive Officer of ECHOtrade LLC, or ECHOtrade, a high volume, 400-manager proprietary algorithmic trading firm, and the former Chief Financial Officer of NYMEX. In addition to these individuals, our Board of Directors also includes the Chairman and Chief Executive Officer of NIC Holding Corp., a company engaged in trading petroleum on the futures exchanges and spot markets, the manager of Nexus Capital Limited, an affiliate of Soros Fund Management LLC, or Soros Fund Management, a former partner at both Centurion Capital Management and BDI Capital Management LLC, or BDI Capital Management, the former Chief Information Officer of both NYMEX and the Financial Industry Regulatory Authority, Inc., or FINRA, the Managing Principal of Fish & Richardson P.C., or Fish & Richardson, specializing in intellectual property law, the co-founder of ECHOtrade, the former head of trading at BP Corporation North America, Inc., or BP North America, the founder of Options Information Technology LLC, or Options IT, a provider of private financial cloud services to the global financial community, and a former partner of Goldman, Sachs & Co.

•

Strong Capital Position. As of July 31, 2012, on a pro forma basis as further adjusted for this offering, we had $         million of cash and cash equivalents, which we believe positions us well to continue to enhance our products and services as well as our marketing efforts and to execute our growth strategy and withstand economic and market challenges.

Our Strategy

We intend to position ourselves as a provider of value added software solutions that integrate trading, real-time risk management, accounting, reporting and administration tools for multiple asset classes on a single platform. We believe our unique software design allows us to deliver a comprehensive suite of products and services at a price point that is lower than that currently offered by our competitors for comparable products and services. The following are key elements of our strategy:

•	Bringing a combination of an integrated technology platform, competitive pricing and efficient product delivery that is disruptive to the current marketplace;

•

Providing a superior product and an economical solution to underserved segments of the financial services community such as small to mid-sized hedge fund managers, asset managers, wealth management offices and family offices;

•	Providing larger financial institutions with an attractive, cost effective and integrated solution for internal use and licensing to their clients;

•	Growing our market share through internal development and selective acquisitions; and

•	Extending our global reach by entering into additional international and developing markets in which we believe there will be demand for our products and services.

Risks Affecting Us

Our business is subject to numerous risks and uncertainties, including those highlighted in the section titled “Risk Factors” immediately following this prospectus summary. You should carefully read the section titled “Risk Factors” for a detailed explanation of these risks before investing in our common stock. These risks include, but are not limited to, the following:

•	Our limited operating history makes it difficult to evaluate our current business and future prospects, and may increase the risk of your investment;

•

We have generated very limited revenue and have experienced net losses and negative cash flows from operations to date, and may not be able to operate profitably or generate positive cash flows on a consistent basis or at all;

•

We face significant competition for customers from other providers of technology solutions to participants in the financial services community. If prospective customers are reluctant to switch from their existing service providers and adopt our products and services, our sales will not grow or may decline, we could be materially and adversely affected and our stock price could decline significantly;

•

If we do not accurately predict, prepare for, and respond promptly to rapidly evolving technological and market developments and changing customer needs, our business and prospects may be negatively impacted, potentially materially;

•

We currently have a limited number of customers. As a result, the loss of or events affecting one or more of our customers could materially and adversely affect us and cause our stock price to decline significantly;

•	A systemic or systematic market event that impacts the various market participants with whom we interact could materially and adversely affect us and cause our stock price to decline significantly;

•

If we fail to remediate our current material weaknesses and deficiencies in our internal control over financial reporting or we are unable to implement and maintain effective internal control over financial reporting in the future, the accuracy and timeliness of our financial reporting may be adversely affected, our reputation could be harmed and our stock price could decline significantly;

•

We depend on our senior management team and the loss of one or more key employees, the failure of new executive officers to integrate with our management team or our failure to attract and retain other highly qualified personnel in the future, could have a negative impact on our business;

•

Defects, errors, or vulnerabilities in our products or services or the failure of our products or services to perform could materially and adversely affect us and cause our stock price to decline significantly;

•

Although we have filed a patent application to protect certain aspects of our intellectual technology, the patent may not be issued, and even if it is issued, we may be unable to protect our intellectual property, which could subject us to increased competition that could negatively impact our business;

•

Our current research and development efforts may not produce successful products and services or features that result in significant revenue, cost savings or other benefits in the near future, if at all, which could materially and adversely affect us and cause our stock price to decline significantly; and

•

Our failure to obtain the capital necessary to expand our operations and invest in new products and services could reduce our ability to compete and materially and adversely affect us and cause our stock price to decline significantly.

Our Formation Transactions

The significant milestones in our formation include:

•	the acquisition of our trading, accounting, reporting and administration technologies;

•	the acquisition of our risk management technology;

•	the acquisition of our broker-dealer and non-clearing futures commission merchant, or non-clearing FCM, operations; and

•	the integration of these technologies, operations and other assets to provide our comprehensive technology platform.

Acquisition History. We acquired the entities and technology that comprise our business pursuant to the following transactions:

Green Mountain Analytics, LLC. Through our acquisition of Green Mountain Analytics, LLC, or GMA, we acquired the foundation of our trading technology. Prior to our acquisition, GMA was a financial software development company serving a diverse set of trading fund demographics with its proprietary trading technology. GMA was controlled by Brian Ferdinand, our President and one of our founders, and Robert Keller, another one of our founders and directors. Messrs. Ferdinand and Keller initially acquired their equity positions in GMA in 2008 and together acquired a controlling interest in GMA in 2011. We subsequently acquired GMA on August 27, 2012.

Fundsolve Limited. Through our acquisition of Fundsolve Limited, or Fundsolve, we acquired our risk management technology. We acquired Fundsolve on July 31, 2012 pursuant to a share purchase agreement with Fundsolve’s equity holders, including Darren Davy, who subsequently became one of our directors. Prior to our acquisition, Fundsolve operated as a portfolio risk management company serving mid to large-sized hedge funds with its proprietary risk management technology.

Tragara Alpha Partners, LLC. We acquired certain intellectual property assets forming a component of our trading technology, including an algorithmic trading program, from Tragara Alpha Partners, LLC, or Tragara Alpha Partners, owned by Samuel Gaer, one of our directors, on April 27, 2012.

Liquid View. We acquired the Liquid View software tool, which forms a component of our accounting technology, from entities controlled by Messrs. Ferdinand and Keller on July 30, 2012.

Liquid Partners, LLC. Liquid Partners, LLC (f/k/a Centurion Capital Group, LLC, or Centurion Capital Group), or Liquid Partners, was acquired by us to become our exclusive technology client. Liquid Partners provides us with an established customer base for our business and a select group of experienced traders and fund managers who generate valuable user feedback in the beta testing and development of our technology. We acquired Liquid Partners through transactions in May and July 2012 involving Mr. Ferdinand, Edward Feigeles, one of our directors, and Douglas J. Von Allmen, a holder of more than 5% of our common units.

Liquid Prime Holdings LLC. Liquid Prime Holdings LLC, or Liquid Prime Holdings, owns Liquid Prime Services, Inc., or Liquid Prime Services. Liquid Prime Services (f/k/a Taconic Capital Group Inc.) is a broker-dealer registered with the Securities and Exchange Commission, or SEC, and a member of FINRA. The ownership of a registered broker-dealer enables us to facilitate ancillary execution services as a derivative of our technology business, allowing us to leverage our institutional relationships to pass on savings for execution services to our clients. Additional services we are able to provide include the facilitation of broker assisted over-the-counter transactions on our client’s behalf. Liquid Prime Holdings was initially formed in 2011 by Mr. Ferdinand. On April 24, 2012, Mr. Ferdinand contributed to us all of the outstanding interests in Liquid Prime Holdings, such contribution becoming effective upon regulatory approval received on October 5, 2012.

Liquid Trading Institutional LLP. Liquid Trading Institutional LLP, or Liquid Trading Institutional, is a U.K. Financial Services Authority, or FSA, registered broker-dealer. The ownership of an FSA registered broker-dealer enables us to facilitate ancillary execution services in the U.K. as a derivative of our technology business, allowing us to leverage our institutional relationships to pass on savings for execution services to our clients. Prior to its acquisition by us, Liquid Trading Institutional was controlled by Messrs. Ferdinand and Keller. We acquired Liquid Trading Institutional pursuant to contribution agreements entered into with entities controlled by Messrs. Ferdinand and Keller on April 24, 2012 and an entity controlled by an unrelated third party on June 5, 2012, such contribution becoming effective upon regulatory approval received on July 2, 2012.

Liquid Futures, LLC. Liquid Futures, LLC, or Liquid Futures, is a non-clearing FCM registered with the U.S. Commodity Futures Trading Commission, or CFTC, and is a member of the National Futures Association, or NFA. The ownership of a non-clearing FCM enables us to facilitate ancillary execution services as a derivative of our technology business, allowing us to leverage our institutional relationships to pass on savings for execution services to our clients. Additional services include the facilitation of broker assisted over-the-counter transactions on our client’s behalf. Liquid Futures was initially formed in 2011 by Richard Schaeffer, our Executive Chairman and one of our founders, and Mr. Ferdinand. Messrs. Schaeffer and Ferdinand subsequently contributed to us all of the outstanding interests in Liquid Futures held by them on April 24, 2012, such contribution becoming effective upon regulatory approval received on May 9, 2012.

Capital Raising History. In addition to the acquisition transactions described above, prior to this offering, we have completed two capital raising transactions pursuant to which we issued common units in exchange for cash consideration. The first of these transactions was a $4.25 million sale of common units consummated through LTI, LLC (an entity formed by our founders, Messrs. Schaeffer, Ferdinand and Keller for the purpose of raising capital), or LTI, in September 2011. We acquired LTI in September 2012 from the members of LTI, including Mr. Feigeles. The second of these transactions was a $12.5 million sale of our common units to an entity controlled by Mr. Von Allmen in July 2012. In that transaction, we issued 93 common units to Mr. Von Allmen, and prior to, December 24, 2012, we are required to issue to Mr. Von Allmen 20 additional common units pursuant to the terms of the subscription agreement.

Relationship with Liquid Trading International LLP. An entity controlled by Messrs. Ferdinand and Keller and an entity controlled by Mr. Schaeffer hold a 36.675% and 10% interest, respectively, in Liquid Trading International LLP, or Liquid Trading International. Liquid Trading International, which is not a part of and is not consolidated under Liquid Holdings Group, operates as a principal-only trading firm domiciled in the United Kingdom. Liquid Trading International provides direct access to European equity markets as a member firm in order to give its members a wide choice of venues and economical sources of liquidity. Liquid Trading International is a customer of our technology platform, which it then markets to its own members, thereby providing us with a source of customer referrals.

Corporate Information

We are currently a Delaware limited liability company. We were formed on January 17, 2012. Our headquarters are located at 800 Third Avenue, 39th Floor, New York, New York 10022, and our telephone number is (212) 376-7800. Prior to the completion of this offering, we will convert into a Delaware corporation and change our name from Liquid Holdings Group, LLC to Liquid Holdings Group, Inc. Such transaction is hereinafter referred to as the LLC Conversion. In connection with the LLC Conversion, all of our outstanding common units will convert into shares of common stock of Liquid Holdings Group, Inc. at a ratio of                      to                     . Our website address is www.liquidholdingsgroup.com. Information contained on, or that can be accessed through, our website is not a part of, nor incorporated into, this prospectus.

The Offering

Common stock offered by us	shares

Over-allotment option	We have granted the underwriter a 30-day option to purchase up to additional shares of our common stock at the same price, and on the same terms, solely to cover over-allotments, if any.

Common stock to be outstanding after this offering	shares (if the underwriter exercises its over-allotment option in full)

Use of proceeds	We estimate that the net proceeds from this offering will be approximately $ million, or approximately $ million if the underwriter exercises its over-allotment option in full, at an assumed initial public offering price of $ per share, the midpoint of the range set forth on the cover page of this prospectus, after deducting the underwriting discount and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering for investments in our technology and our sales and marketing functions, and for working capital and general corporate purposes, which may include acquisitions of complementary businesses, products or technologies.

Dividends on common stock	We have not declared or paid any cash dividends on our common stock since our inception and do not anticipate paying any cash dividends on our common stock in the foreseeable future.

Proposed NASDAQ Global Market symbol

“LIQD”

In this prospectus, unless otherwise indicated, the number of shares of common stock outstanding and the other information based thereon assumes our conversion from a Delaware limited liability company into a Delaware corporation prior to the completion of this offering and the concurrent conversion of all of our outstanding common units into shares of our common stock at a ratio of                      to                     , but does not reflect:

•	any exercise by the underwriter of its over-allotment option to purchase any additional shares of our common stock from us;

•	additional shares of common stock issuable under restricted stock units; and

•

             additional shares of our common stock reserved for issuance as of November 30, 2012 and available for future grant under our Equity Incentive Plan after the closing of this offering. See the section titled “Executive Compensation—Equity Incentive Plan.”

Summary Financial Data

The following tables set forth a summary of financial data on a pro forma and historical basis for Liquid Holdings Group, LLC and on a historical basis for Liquid Predecessor Companies (Liquid Prime Holdings, Liquid Prime Services, Centurion Capital Group, and Liquid Trading Holdings Limited).

You should read the following summary historical and pro forma financial data in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the unaudited pro forma condensed financial statements and related notes, the consolidated financial statements and the accompanying notes of Liquid Holdings Group, LLC, the combined financial statements and accompanying notes of Liquid Predecessor Companies, and the historical financial statements of certain other entities acquired by us and included elsewhere in this prospectus.

We have presented the condensed consolidated balance sheet data as of July 31, 2012 and the condensed consolidated statement of operations and comprehensive loss data for the seven months ended July 31, 2012 on an unaudited pro forma basis and for the period from April 24, 2012 to July 31, 2012 on an historical basis based on the unaudited pro forma condensed combined financial statements and related notes and the consolidated financial statements and the accompanying notes of Liquid Holdings Group, LLC included elsewhere in this prospectus. We have presented the consolidated condensed balance sheet data as of December 31, 2011 and the statement of operations and comprehensive loss data for the period from January 1, 2011 to December 31, 2011 based on the combined financial statements and accompanying notes of Liquid Predecessor Companies included elsewhere in this prospectus. We have prepared our unaudited information on the same basis as our audited consolidated and combined financial statements and have included, in our opinion, all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of this financial information.

	Liquid Holdings Group, LLC for the period April 24, 2012 to July 31, 2012	Liquid Holdings Group, LLC pro forma for the seven months ended July 31, 2012	Liquid Predecessor Companies for the year ended December 31, 2011
Condensed Consolidated Statement of Operations and Comprehensive Loss Data
Revenues	$212,458	$1,280,177	$63,950
Cost of revenues	90,735	580,321	47,810

Revenues less cost of revenues	121,723	699,856	16,140
Operating expenses:
Share-based compensation	4,524,135	4,524,135	—
Shared-based payments for consulting services	5,824,001	5,824,001	—
Impairment of goodwill and intangible assets	1,545,000	1,545,000	—
Professional and consulting fees	1,691,598	1,951,133	342,731
Offering expenses	—	—	137,642
Travel and entertainment	171,296	181,271	83,856
Outside services	—	—	67,516
Rent	381,138	546,436	—
Salaries and wages	220,054	448,358	39,647
Depreciation and amortization	188,417	506,051	—
Other	189,875	489,262	40,778

Total operating expenses	14,735,514	16,015,647	712,170

Loss from operations	(14,613,791)	(15,315,791)	(696,030)
Interest (expense) income	24,211	(21,458)	—
Gain on settlement of contingent consideration payable	1,545,000	1,545,000	—

Loss before income tax provision	(13,044,580)	(13,792,249)	(696,030)
Income tax provision	—	—	—

Net loss	$(13,044,580)	$(13,792,249)	$(696,030)
Other comprehensive loss	(5,978)	(5,978)	—

Total comprehensive loss	$(13,050,558)	$(13,798,227)	$(696,030)

			Liquid Holdings Group, LLC for the period April 24, 2012 to July 31, 2012	Liquid Holdings Group, LLC pro forma for the seven months ended July 31, 2012

Earnings per share:
Basic			$(24,566)
Diluted			$(24,566)
Pro forma earnings per share:
Basic				$(10,472)
Diluted				$(10,472)
Weighted average common shares:
Basic			531
Diluted			531
Pro forma weighted average common shares:
Basic				1,317
Diluted				1,317

	Liquid Holdings Group, LLC at July 31, 2012	Liquid Holdings Group, LLC pro forma at July 31, 2012[i]	Liquid Holdings Group, LLC pro forma as adjusted for the LLC Conversionii	Liquid Holdings Group, LLC pro forma as further adjusted for this offeringiii	Liquid Predecessor Companies at December 31, 2011
Condensed Consolidated Balance Sheet Data:
Assets:
Cash and cash equivalents	$2,582,658	$3,981,758			$428,257
Note receivable from Liquid Trading International	5,000,000	5,000,000			—
Goodwill and intangible assets	11,940,378	35,672,878			13,800,402
Other assets	2,740,540	2,905,162			300,000

Total assets	$22,263,576	$47,559,798			$14,528,659

Liabilities and members’ equity:
Total liabilities	$3,574,878	$1,765,918			$14,604,589
Total members’ equity	18,688,698	45,793,880			(75,930)

Total liabilities and members’ equity	$22,263,576	$47,559,798			$14,528,659

[i]

The pro forma July 31, 2012 columns reflects (i) the founder contribution of Liquid Prime Holdings as if it occurred on January 1, 2012, (ii) the acquisition of LTI as if the business combination occurred on January 1, 2012, (iii) the acquisition of GMA as if the business combination occurred on January 1, 2012, and (iv) the elimination of intercompany receivables and payables.

ii

The pro forma as adjusted for the LLC Conversion column gives effect to the pro forma adjustments set forth above and reflects the LLC Conversion to be effected prior to the completion of this offering.

iii

The pro forma as adjusted column gives effect to the pro forma adjustments set forth above and the receipt of estimated net proceeds from this offering, based on an assumed initial public offering price of $             per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information contained in this prospectus, including the historical and pro forma financial statements and the related notes contained elsewhere in this prospectus, before you decide to purchase shares of our common stock. If any of the following risks or uncertainties actually occur, our business, financial condition, results of operations, liquidity, cash flows and prospects could be materially and adversely affected. As a result, the price of our common stock could decline significantly and you could lose all or part of your investment in our common stock. The risks discussed below include forward-looking statements, and our actual results may differ substantially from those discussed in these forward-looking statements.

Risk Related to Our Business and Our Industry

Our limited operating history makes it difficult to evaluate our current business and future prospects, and may increase the risk of your investment.

We were formed on January 17, 2012, and have a very limited history of selling our products and services to third parties. Our limited operating history makes it difficult to evaluate our business and future prospects. This difficulty may be further exacerbated by the limited historical financial information and other financial and operating data available with respect to our business. Among other things, our historical financial statements included in this prospectus primarily reflect our start-up operations, and may not be reflective of our business going forward. We have encountered and will continue to encounter risks and difficulties frequently experienced by rapidly growing companies in evolving industries, including the risks described in this prospectus. If we do not address and manage these risks successfully, our business could be materially and adversely affected and our stock price could decline significantly.

We have generated very limited revenue and have experienced net losses and negative cash flows from operations to date, and may not be able to operate profitably or generate positive cash flows on a consistent basis or at all.

We have generated very limited revenue to date. From April 24, 2012, the date on which we commenced operations, through July 31, 2012, we incurred a net loss from operations of $13.1 million and had negative cash flows from operations of $1.9 million. We anticipate that our operating expenses will increase substantially in the foreseeable future as we continue to enhance our product and service offerings, broaden our customer base, expand our operations, hire additional employees, continue to develop our technology and operate as a publicly traded company. Our expenses may be greater than we currently anticipate, and we may not succeed in generating sufficient revenues to offset these higher expenses. Our revenue growth may slow or our revenue could decline for a number of reasons, including less demand for our products or services than we anticipate, competition, our failure to capitalize on growth opportunities or other factors. If we are unable to increase our revenue, we may not be able to operate profitability or generate positive cash flows on a consistent basis. If we are unable to effectively address these risks and challenges as we encounter them, we could be materially and adversely affected and our stock price could decline significantly.

We face significant competition for customers from other providers of technology solutions to participants in the financial services community. If prospective customers are reluctant to switch from their existing service providers and adopt our products and services, our sales will not grow or may decline, we could be materially and adversely affected and our stock price could decline significantly.

Many of our potential customers have invested substantial personnel and financial resources to design and operate their trading, risk management, accounting, reporting and administration systems and technologies, and have established relationships with other providers. This may make them reluctant to add new components to their networks, particularly from other vendors such as us. We believe our integrated technology platform provides superior performance and is more cost effective compared to the products and services offered by many of our competitors. However, we have only recently started selling our products and services to third parties and marketplace acceptance of our products and services is uncertain. Potential customers that use legacy products and services for their trading, risk management, accounting, reporting and administration needs may believe that these products and services sufficiently achieve their purpose. In addition, an organization’s existing vendors or new vendors with broad product and service offerings may be able to offer concessions to our potential customers that we are not able to match. Accordingly, organizations may continue allocating their resources and information technology budgets for legacy products and services and may not switch to our products and services. If our products and services do not find widespread marketplace acceptance, then our sales may not grow or may decline, which could materially and adversely affect us and cause our stock price to decline significantly.

We face significant competition for the types of products and services that we offer and may be unable to compete effectively for market share.

Our future success depends significantly upon our ability to gain and increase our market share, to maintain and increase our revenues from new and existing customers and to sell additional products, product enhancements and maintenance services to new and existing customers. The market for the types of products and services that we offer is intensely competitive. Our current and potential future competition principally comes from:

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software development firms and vendors who create global trading networks and risk management, accounting, reporting and administrative tools and make them available to brokers, hedge funds, and other investment management clients and financial institutions;

•	fund administrators that provide accounting and administration software and services to brokers, hedge funds, and other investment management clients and financial institutions; and

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broker-dealers who, in an effort to satisfy the demands of their customers for hands-on electronic trading facilities, universal access to markets, smart routing, better trading tools and lower commissions and financing rates, provide such facilities and product enhancements to their hedge fund and other investment management clients.

Our competitors may develop products that are superior to our platform in terms of quality, ease of use, security, reliability or cost or may achieve greater market acceptance. Our competitors or potential competitors may have significantly greater financial, technical and marketing resources and access to capital than we do. As a result, they may be able to respond more quickly to new or emerging technologies and to changes in customer demands, or to devote greater resources to the development, promotion and sale of their products and services than we can. We may be unable to compete successfully against current or future competitors, which could materially and adversely affect us and cause our stock price to significantly.

If functionality similar or superior to that offered by our products and services is developed by competitors, it could materially and adversely affect us and cause our stock price to decline significantly.

Large, well-established providers of trading, risk management, accounting, reporting and administration technologies may introduce features that compete with our platform, either in stand-alone products or as additional features to their existing technologies. In addition, other companies may emerge that offer products and services that compete with those we offer. The introduction by competitors of products and services, or the announcement of an intent to offer products and services, that include functionality perceived to be similar or superior to that offered by our platform may adversely affect our ability to market and sell our products and services, which could materially and adversely affect us and cause our stock price to decline significantly. Furthermore, even if the functionality offered by these providers is more limited than our products and services, a significant number of organizations may nevertheless subscribe to such limited functionality offered by other providers instead of our products and services, whether because they do not wish to add an additional vendor such as us, for cost reasons, for relationship reasons or otherwise.

We depend on our proprietary technology. Any inability by us to maintain a technological advantage over our competitors could materially and adversely affect us and cause our stock price to decline significantly.

Our success depends on our proprietary technology, which has taken several years to develop and which we believe provides us with a competitive advantage. If our technology becomes more widely adopted in the marketplace, competitors may seek to develop similar or competing technologies, which could adversely affect our business. As of August 1, 2012, we have filed an omnibus provisional patent application with the U.S. Patent and Trademark Office, or USPTO, directed to our integrated technology platform. To date, no patent has issued under this application. While we plan to file a non-provisional patent application within the twelve-month period after the filing of the provisional patent application, there is a possibility that such filing will not be timely or result in the issuance of a patent. Adoption or development by competitors of similar or more advanced technologies may require that we devote substantial resources to the development of more advanced or different technology to remain competitive. The markets in which we compete are characterized by rapidly changing technology, evolving industry standards and changing trading systems, practices and techniques. Although we believe we are at the forefront of these developments, we may not be able to keep up with changes in the future, develop new technology, realize a return on amounts invested in developing new technologies or remain competitive in the future, any of which could materially and adversely affect us and cause our stock price to decline significantly.

If we do not accurately predict, prepare for, and respond promptly to rapidly evolving technological and market developments and changing customer needs, our business and prospects may be negatively impacted, potentially materially.

We expect the market for our products and services to continue to evolve rapidly. As a result, our future success will continue to depend upon our ability to develop new products or product enhancements that address the needs of our customers and to respond to changing market standards and practices. The process of developing new technology is complex and uncertain, and if we fail to accurately predict customers’ changing needs and emerging technological trends, our business and prospects could be negatively impacted, potentially materially. We may be required to commit significant resources to developing new products and services before knowing whether our investments will result in products or services that will achieve marketplace acceptance.

The success of new products and services depends on several factors, including appropriate new product definition, timely completion and introduction of these products and services, differentiation of new products from those of our competitors, and marketplace acceptance of these products and services. There can be no assurance that we will successfully identify new sales opportunities, develop and bring new products and services to market in a timely manner, or achieve marketplace acceptance of our products and services, or that products, services and technologies developed by others will not render our products, services or technologies obsolete or noncompetitive.

We currently have a limited number of customers. As a result, the loss of or events affecting one or more of our customers could materially and adversely affect us and cause our stock price to decline significantly.

Because we are a newly-formed company, our current customer base is relatively small. Our customers operate in the volatile global financial markets and are influenced by a number of factors outside of their control, including rising interest rates or inflation, the availability of credit, issues with sovereign and large institutional obligors, changes in laws and regulations, and terrorism or political uncertainty, among others. As a result, any one of our customers may go out of business unexpectedly. In addition, these customers may decide to no longer use our products and services for other reasons which may be out of our control. The loss of or events affecting any one or more of these customers could materially and adversely affect us and cause our stock price to decline significantly.

A systemic or systematic market event that impacts the various market participants with whom we interact could materially and adversely affect us and cause our stock price to decline significantly.

There has been significant disruption and volatility in the global financial markets over the last several years, and many countries, including the United States, have been in an economic slowdown. Increased risk aversion brought about by the financial crisis of 2008 and the resulting global recession, ongoing concerns over sovereign debt levels and the U.S. “flash crash” in May 2010 resulted in the curtailing of trading activity. The global market and economic climate may remain stagnant or continue to deteriorate because of the aforementioned factors as well as other factors beyond our control, including rising interest rates or inflation, a lack of credit, credit issues with sovereign and large institutional obligors, changes in laws or regulations, terrorism or political uncertainty, among others. In the event of deteriorating or stagnant market conditions, there could be a reduction in the types of financial instruments traded or a reduction in trading volumes of financial instruments globally. These factors could cause revenues from our customers to decrease, which could adversely affect our business and operating results, potentially materially. Our profitability may also be adversely affected by our fixed costs and the possibility that we may be unable to reduce other costs within a time frame sufficient to match any decreases in revenue relating to deteriorating conditions. Accordingly, deteriorating or stagnant market conditions could materially and adversely affect us and cause our stock price to decline significantly.

If we fail to remediate our current material weaknesses and deficiencies in our internal control over financial reporting or we are unable to implement and maintain effective internal control over financial reporting in the future, the accuracy and timeliness of our financial reporting may be adversely affected, our reputation could be harmed and our stock price could decline significantly.

In connection with the preparation of our audited consolidated financial statements for the period from April 24, 2012 to July 31, 2012, our independent registered public accounting firm identified and communicated three material weaknesses in our internal controls over financial reporting to our Board of Directors. A material weakness is a deficiency, or a combination of deficiencies, that creates a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected on a timely basis. The three material weaknesses related to our lack of: (i) internal controls and sufficient personnel to identify, analyze, record and report the accounting effects of the terms of agreements and contracts in accordance with accounting principles generally accepted in the United States, or U.S. GAAP; (ii) internal controls to safeguard and archive records to support amounts recorded in the financial statements; and (iii) policies, procedures and controls to identify, authorize, approve, monitor and account for and disclose related party transactions and arrangements, including those transactions outside the normal course of business, in the financial statements in accordance with U.S. GAAP. These material weaknesses resulted in audit adjustments to our financial statements which were identified by our independent registered public accounting firm.

We have begun taking steps and plan to take additional steps to remediate the underlying causes of our material weaknesses, primarily through the development and implementation of formal policies, improved processes, upgraded financial accounting systems and documented procedures, as well as the hiring of additional finance personnel. We hired a new Chief Financial Officer in September 2012 and are in the process of hiring additional individuals with appropriate knowledge, experience and ability to fulfill our obligations to comply with the accounting and reporting requirements applicable to public companies. Although we plan to complete this remediation process as quickly as possible, we cannot at this time estimate how long it will take, and our initiatives may not prove to be successful in remediating these material weaknesses.

If we fail to effectively remediate the current deficiencies in our control environment or are unable to implement and maintain effective internal control over financial reporting to meet the demands that will be placed upon us as a public company, including the requirements of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, we may be unable to accurately report our financial results, or report them within the timeframes required by law or exchange regulations.

Even if we are able to report our financial statements accurately and in a timely manner, unless we make the necessary improvements to address our material weaknesses, continued disclosure of all material weaknesses will be required in future filings with the SEC, which could cause our reputation to be harmed and our stock price to decline significantly.

We have not performed an evaluation of our internal control over financial reporting, such as required by Section 404 of the Sarbanes-Oxley Act, nor have we engaged our independent registered public accounting firm to perform an audit of our internal control over financial reporting as of any balance sheet date reported in our financial statements. Had we performed such an evaluation or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional control deficiencies, including additional material weaknesses and significant deficiencies, may have been identified.

If we do not manage our expected growth effectively, our operating results may be materially and adversely affected and our stock price could decline significantly.

The growth and expansion of our business and product and service offerings will place a significant strain on our management, operational, and financial resources. To manage our expected growth effectively, we will need to increase our staffing levels and continue to expand and improve our infrastructure and our operating, accounting, financial and administrative systems, and our procedures, controls and processes, including, without limitation:

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significantly enhancing our internal controls to ensure timely and accurate reporting of all of our operations and financial results, and hiring additional personnel in areas such as accounting, finance, regulatory compliance and other important areas;

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expanding and improving our key business applications, processes and IT infrastructure, including without limitation those relating to accounting and financial reporting, to support our business needs;

•	enhancing information and communication systems to ensure that our employees and officers are well-coordinated and can effectively communicate with each other and our growing customer base; and

•	appropriately documenting our IT systems and our business processes.

These improvements may require significant capital expenditures and allocation of valuable management and employee resources. Our failure to make these improvements or hire any additional necessary personnel, or the failure of our systems, procedures, controls and processes to operate in the intended manner, may result in our inability to manage our expected growth, which could materially and adversely affect our operating results, and to accurately report or forecast our revenue, expenses, and earnings, or to prevent certain losses.

Failures in our compliance systems could subject us to significant legal and regulatory costs. Furthermore, if our risk management methods are not effective, our business, reputation and financial results may be adversely affected.

Our ability to comply with all applicable laws and regulations is largely dependent on our establishment and maintenance of compliance, audit and reporting systems and procedures, as well as our ability to attract and retain qualified compliance, audit and risk management personnel. These systems and procedures may not be fully effective. We face the risk of intervention by regulatory authorities, including extensive examination and surveillance activity. In the case of actual or alleged non-compliance with regulations, we could be subject to investigations and judicial or administrative proceedings that may result in substantial penalties or civil lawsuits for damages, which can be substantial. Any failure to comply with applicable laws and regulations could adversely affect our business, reputation, financial condition and operating results and, in extreme cases, our ability to conduct our business or portions thereof.

Our sales cycle can be long and unpredictable, particularly with respect to larger financial institutions and other institutional and larger customers, which may result in increased costs and delays in generating revenue from new customers.

The timing of our sales is difficult to predict. Our sales efforts involve educating prospective customers about the use, technical capabilities and benefits of our products and services. Prospective customers often undertake a prolonged product-evaluation process. We may face significant costs, long sales cycles and inherent unpredictability in completing customer sales, particularly, but not exclusively, with respect to larger financial institutions and other institutional and larger customers. A prospective customer’s decision to purchase our products and services may be an enterprise-wide decision and, if so, may require us to educate a significant number of people within the prospective customer’s organization regarding the use and benefits of our products and services. In addition, prospective customers may require customized features and functions unique to their business process and may require acceptance testing related to those unique features. As a result of these factors, we may be required to devote greater sales support and professional services resources to a number of individual prospective customers, increasing costs and time required to complete sales and diverting our sales and professional services resources to a smaller number of larger customers, while delaying revenues from other potential new customers until the sales cycle has been completed and the criteria for revenue recognition have been met.

We depend on our senior management team and the loss of one or more key employees, the failure of new executive officers to integrate with our management team or our failure to attract and retain other highly qualified personnel in the future, could have a negative impact on our business.

Our success depends largely on the efforts and abilities of the key members of our senior management team, including our Executive Chairman, Richard Schaeffer, our President, Brian Ferdinand, our Chief Executive Officer, Brian Storms, and our Chief Financial Officer, Kenneth Shifrin. Because each member of our senior management team has a different area of specialization, the departure of any one of these individuals could create a deficiency in one of the core aspects of our business. Any failure of our newly formed management team to successfully integrate could also have a negative impact on our business. We are also dependent on the efforts of our team of technology professionals, and on our ability to recruit and retain highly skilled and often specialized personnel, particularly in light of the rapid pace of technological advances. The level of competition in the technology industry for individuals with this level of experience or these skills is intense. Significant losses of key personnel, particularly to competitors, could make it difficult for us to compete successfully. In addition, we may be unable to attract and retain qualified management and personnel in the future, including in relation to any diversification of our product and service offerings into new asset classes and/or new geographic locations.

We have outsourced certain research and development to third-party service providers. If these service providers do not perform effectively or if there is misconduct by our service providers, our business may be negatively impacted.

We have outsourced certain technology research and development to third-party service providers in Romania and India in order to achieve cost savings and efficiencies. If these service providers do not perform effectively, we may not be able to achieve any cost savings. Additionally, while we believe our outsourcing contracts protects our intellectual property rights, misconduct by our service providers could result in infringement or misappropriation of our intellectual property. Such misconduct could adversely affect our business, financial condition, liquidity and results of operations.

Our financial and other operating results may vary significantly from period to period and may be unpredictable, which could cause our stock price to decline significantly.

Our financial and other operating results may vary significantly from period to period as a result of a number of factors, many of which are outside of our control and may be difficult to predict, including:

•	our ability to attract and retain new customers;

•	the budgeting cycles and purchasing practices of our existing and potential customers;

•	changes in customer requirements or market needs;

•	a general market volume contraction that leads to decreased activity;

•	technological changes;

•	changes in the growth rate of the market for technology service solutions supporting the financial services industry;

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the timing and success of new product and service introductions by us or our competitors or any other change in the competitive landscape of our industry, including consolidation among our competitors or customers;

•	our ability to successfully expand our business domestically and internationally;

•	decisions by potential customers to purchase technology service solutions from larger, more established trading, risk management, accounting, reporting and administration technology vendors;

•	price competition;

•	changes in renewal rates for our products and services;

•	the cost and potential outcomes of current or future litigation, which could materially and adversely affect us and cause our stock price to decline significantly;

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future accounting pronouncements, changes in our accounting policies, the failure to remediate all material weakness and deficiencies in a timely manner or the occurrence or perception of accounting irregularities; and

•	general economic conditions, both domestically and internationally.

Any one of the factors above or the cumulative effect of some of the factors referred to above may result in significant volatility in our financial and other operating results. This variability and unpredictability could result in our failure to meet our revenue or other operating results expectations or those of securities analysts or investors for a particular period. If we fail to meet or exceed such expectations for these or any other reasons, our stock price could decline significantly, and we could face costly lawsuits, including securities class action suits.

We rely on revenue from license fees and subscription and support and maintenance services, which may decline. Because we will recognize revenue from license fees and subscriptions and support and maintenance services over the term of the relevant service period, downturns or upturns in sales may impact our future operating results.

Sales of new or renewal licenses and subscription and support and maintenance contracts may decline and fluctuate as a result of a number of factors, including customer satisfaction with our products and services, the price of our products and services, the quality, ease of use and prices of products and services offered by our competitors, and reductions in our customers’ spending levels. Furthermore, our customers generally have no contractual obligation to renew their contracts after the initial contract term. We have limited historical data with respect to rates of customer renewals, so we may not be able to accurately predict future renewal trends. If our sales of new or renewal licenses or subscription and support and maintenance contracts decline, our future revenue and revenue growth may decline and our business may suffer.

In addition, we recognize subscription and support and maintenance revenue over the term of the relevant service period. As a result, much of the license, subscription and support and maintenance revenue we will report each fiscal quarter will be the recognition of deferred revenue from subscription and support and maintenance contracts entered into during previous fiscal quarters. Consequently, a decline in new or renewed subscription or support and maintenance contracts in any one fiscal quarter will negatively affect our revenue in future fiscal quarters. Accordingly, the effect of significant downturns in new or renewed sales of our subscriptions or support and maintenance contracts may not be reflected in full in our operating results until future financial quarters. Also, it may be difficult for us to increase our revenue through additional subscription and support and maintenance sales in any period, as revenue from new and renewal subscription and support and maintenance contracts must be recognized over the applicable service period. Furthermore, any increase in the average term of subscription and support and maintenance contracts would result in revenue for services contracts being recognized over longer periods of time.

Additional impairment of goodwill or intangible assets in our financial statements could adversely affect our financial position and results of operations.

As of July 31, 2012, we had goodwill of $7.1 million and intangible assets of $4.8 million, which together represented 53.6% of our total assets as of such date. We do not amortize goodwill and intangible assets with indefinite useful lives, rather such assets are required to be tested for impairment at least annually or sooner whenever events or changes in circumstances indicate that the assets may be impaired. As of July 31, 2012, we recognized $1.5 million of goodwill and intangible asset impairments. In the future, we may be required to take charges to our operating results based on this impairment assessment process, which could harm our results of operations. Since our growth strategy will likely involve the acquisition of other companies, we may record additional goodwill and intangible assets in the future. The possible write-off of this goodwill and intangible assets could harm our financial position and results of operations.

Defects, errors, or vulnerabilities in our products or services or the failure of our products or services to perform could materially and adversely affect us and cause our stock price to decline significantly.

Because our products and services are complex, they may contain design defects or errors, such as defects related to performance and scalability, which may not be detected until after their commercial release and deployment to our customers. Our platform may experience technical failures and delays or may fail to meet the requirements of our customers, either of which could temporarily or permanently disrupt our customers’ operations and could cause them significant financial and reputational harm.

Any defects, errors or vulnerabilities in our products and services could result in:

•	expenditure of significant financial and product development resources in efforts to analyze, correct, eliminate, or work-around defects or errors or to address and eliminate vulnerabilities;

•	loss of existing or potential customers;

•	delayed or lost revenue;

•	delay or failure to attain market acceptance;

•	litigation; and

•	negative publicity and reputational harm to us.

Any of the foregoing could materially and adversely affect us and cause our stock price to decline significantly.

We rely on a third-party service provider to host some of our platform and any interruptions or delays in services from this third-party could interrupt the delivery of our products and services and negatively impact our business.

We currently outsource our data center hosting services to a third-party service provider. We do not control the operation of the third-party service provider’s facilities. These facilities may be vulnerable to damage or interruption from natural disasters, fires, power loss, telecommunications failures and similar events. They may also be subject to cyber-terrorism, human error, break-ins, computer viruses, sabotage, intentional acts of vandalism and other misconduct. The occurrence of any of these events, a decision by our third-party service provider to close one or more of its facilities without adequate notice to us or other unanticipated events which may be out of our control could result in lengthy interruptions in our service and could negatively impact our business.

Our customers’ inability to access the Internet, network or software failures, security breaches and other interruptions in technology could impair the delivery of our products and services and negatively impact our business.

The availability of our platform could be interrupted by a number of factors, including our customers’ inability to access the Internet, the failure of our network or software systems due to human or other error, security breaches or ability of the infrastructure to handle spikes in customer usage. Furthermore, our ability to collect and report data may be interrupted by a number of other factors, including our ability to access the Internet, the failure of our network or software systems or variability in user traffic on customer websites. In addition, cyber-terrorism, break-ins, computer viruses, sabotage, intentional acts of vandalism and other misconduct may negatively impact our platform or cause us to lose data, and any of these occurrences could expose us to system disruptions, negative publicity, reputational harm or litigation. If we are required to indemnify or are otherwise liable to customers or third parties for damages that may occur resulting from these events, we could be materially and adversely affected and our stock price could decline significantly.

If our security measures are breached or unauthorized access to customer data is otherwise obtained, our products and services may be perceived as not being secure, we may lose sales and customers and we may incur significant liabilities.

Our products and services involve the storage and transmission of our customers’ proprietary information and security breaches could expose us to a risk of loss or unauthorized disclosure of this information, litigation and possible liability, as well as damage to our relationships with our customers. If our security measures are breached as a result of third-party action, employee error, malfeasance or otherwise, during the transfer of data to additional data centers or at any other time, and, as a result, someone obtains unauthorized access to our data or our customers’ data, our reputation could be damaged, our business may suffer and we could incur significant liability.

Techniques used to obtain unauthorized access or to sabotage technology systems change frequently and generally are not discovered or recognized until a security breach has occurred. As a result, we may be unable to anticipate these threats or to implement adequate preventative measures. If an actual or perceived security breach occurs, the market perception of our security measures could be damaged and our business could be negatively impacted. Any violations of data privacy could result in the loss of business, litigation and regulatory investigations and penalties that could damage our reputation and adversely affect us. Moreover, if a security breach occurs with respect to one of our competitors, our customers and potential customers may lose trust in the security of the SaaS business model generally, which could adversely impact our ability to retain existing customers or attract new customers.

Additionally, third parties may attempt to fraudulently induce employees or customers into disclosing sensitive information such as user names, passwords or other information in order to gain access to our data or our customers’ data, which could result in significant legal and financial exposure and a loss of confidence in the security of our service and could ultimately negatively impact our business and future business prospects. A party who is able to compromise the security of our facilities could misappropriate either our proprietary information or the personal or proprietary information of our customers, or cause interruptions or malfunctions in our operations. We may be required to expend significant capital and financial resources to protect against such threats or to alleviate problems caused by breaches in security. Litigation brought against us regarding security breaches or unauthorized access to customer information could be costly, could divert management’s attention and may result in significant liability.

Our employees may engage in misconduct or other improper activities which could materially and adversely affect us and cause our stock price to decline significantly.

We are exposed to the risk of employee fraud or other misconduct. Misconduct by employees could include the misappropriation of funds, intellectual property, or our customers’ proprietary information. Employee misconduct is not always possible to deter or prevent, and any precautions we may take to prevent and detect this activity may not be effective in all cases. We may incur negative publicity and reputational harm as a result of any improper activities by our employees. In addition, any employee fraud or misconduct may give rise to litigation, which could be time-consuming to our management team, costly and could have a material adverse effect on us and cause our stock price to decline significantly.

Our business is subject to the risks of warranty claims, service credits, product liability, product defects and network defects.

Despite testing prior to their release, software products frequently contain undetected errors, defects or security vulnerabilities, especially when initially introduced or when new versions are released. Errors in our platform could affect the ability of our platform to work with other hardware or software products, impact functionality and delay the development or release of new software or new versions of software and adversely affect market acceptance of our platform. Any such errors or delays in releasing new products or new versions of products, or allegations of unsatisfactory performance, could cause us to lose revenue or market share, increase our service costs through service credits, cause us to incur substantial costs in redesigning our products and services, cause us to lose significant customers, subject us to liability for damages and divert our resources from other tasks, any one of which could materially and adversely affect us. To work effectively, our platform must successfully interoperate with products and services from other vendors. As a result, when problems occur in a network, it may be difficult to identify the sources of these problems. The occurrence of any such problems could materially and adversely affect us and cause our stock price to decline significantly.

Although we have limitation of liability provisions in our standard terms and conditions of sale, such provisions may not fully or effectively protect us from warranty claims as a result of federal, state, or local laws or ordinances, or unfavorable judicial decisions in the United States or other countries. The sale and support of our products and services also entail the risk of product liability claims. We maintain insurance to protect against certain claims associated with the use of our products and services, but our insurance coverage may not adequately cover any claim asserted against us. In addition, even claims that ultimately are unsuccessful could result in our expenditure of funds in litigation, divert management’s time and other resources, and harm our reputation.

Although we have filed a provisional patent application to protect certain aspects of our intellectual property, the patent may not be issued, and even if it is issued, we may be unable to protect our intellectual property, which could subject us to increased competition that could negatively impact our business.

We rely, and expect to continue to rely, on a combination of confidentiality and license agreements with our employees, consultants, and third parties with whom we have relationships, as well as trademark, copyright, patent, and trade secret protection laws, to protect our proprietary rights. We have filed a provisional patent application with the USPTO for certain aspects of our intellectual property and will continue to evaluate our technology to identify patentable inventions and file patent applications to cover such inventions. While we plan to file a non-provisional patent application within the twelve-month period after the filing of the provisional patent application, there is a possibility that such filing will not be timely or result in the issuance of a patent. To date, we have not been issued any patents in respect of our technology platform. We cannot assure you that any valid patents will issue from our pending application, and the claims allowed on any patents may not be sufficiently broad to protect our technology or products. Any issued patents may be challenged, invalidated or circumvented, and any rights granted under these patents may not actually provide adequate defensive protection or competitive advantages to us. Patent applications in the United States are typically not published until 18 months after filing, or, in some cases, not at all, and publications of discoveries in industry-related literature lag behind actual discoveries. We cannot be certain that we were the first to make the inventions claimed in our pending patent application or that we were the first to file for patent protection, which could prevent our patent application from issuing as patent or invalidate our patent following issuance. Additionally, the process of obtaining patent protection is expensive and time-consuming, and we may not be able to prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. In addition, recent changes to the patent laws in the United States may bring into question the validity of certain categories of software patents. As a result, we may not be able to obtain adequate patent protection or effectively enforce any issued patents.

In addition to seeking patents for certain aspects of our intellectual property, we also rely on trade secrets, including unpatented know-how, technology and other proprietary information, to maintain our competitive position. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or obtain and use information that we regard as proprietary. We generally enter into confidentiality or license agreements with our employees, consultants, vendors, and customers, and generally limit access to, and distribution of, our proprietary information. However, we cannot assure you that we have entered into such agreements with all parties who may have or have had access to our confidential information or that the agreements we have entered into will not be breached. We also cannot assure you that any of the measures we have taken will prevent misappropriation of our technology. In addition, the laws of some foreign countries do not protect our proprietary rights to as great an extent as the laws of the United States, and many foreign countries do not enforce these laws as diligently as government agencies and private parties in the United States.

Attempts to enforce our rights against third parties could also provoke these third parties to assert their own intellectual property or other rights against us, or result in a holding by the USPTO or any foreign patent agency that invalidates or narrows the scope of our rights, in whole or in part. If we are unable to protect our proprietary rights (including aspects of our software and products protected other than by patent rights), we may find ourselves at a competitive disadvantage to others who need not incur the additional expense, time, and effort required to create our innovative products and services. Any of these events could materially and adversely affect us and cause our stock price to decline significantly.

If we infringe the intellectual property rights of others, we may incur additional costs or be prevented from providing certain products and services to our customers, which could materially and adversely affect us and cause our stock price to decline significantly.

We cannot be certain that our products or services do not infringe the intellectual property rights of others. As a result, we may be subject to litigation and claims, including claims of misappropriation of trade secrets or infringement of patents, copyrights and other intellectual property rights of third parties, that would be time-consuming and costly to resolve and may lead to unfavorable judgments or settlements. If we discovered that our products or services violated the intellectual property rights of third parties, we may have to make substantial changes to our products or services or obtain licenses from such third parties. We may not be able to obtain such licenses on favorable terms or at all, and we may be unable to change our products or services successfully or in a timely or cost-effective manner. Failure to resolve an infringement matter successfully or in a timely manner may damage our reputation and force us to incur significant costs, including payment of damages, redevelopment costs, diversion of management’s attention, as well as prevent us from providing certain products or services, which could materially and adversely affect us and cause our stock price to decline significantly.

We may become involved in lawsuits to protect or enforce any patents we obtain or other intellectual property rights, which could be expensive and time-consuming.

Competitors may infringe on our intellectual property, including our patents. From time to time, we may need to take legal action to enforce our intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement or invalidity. This can be expensive, particularly for a company of our size, and time-consuming. In addition, in an infringement proceeding, a court may decide that a patent of ours is not valid or is unenforceable, or may refuse to stop the other party from using the intellectual property at issue on the grounds that our patent claims do not cover the other party’s technology. An adverse determination in any litigation or defense proceedings could put one or more of our patents at risk of being invalidated or interpreted narrowly and could put our patent application at risk of not issuing. Until the first-inventor-to-file provision of the America Invents Act goes into effect on March 16, 2013, interference proceedings brought by the USPTO may be necessary to determine the priority of inventions with respect to our patent application. Litigation or interference proceedings may fail and, even if successful, may result in substantial costs to our business and distraction to our management. We may not be able to prevent misappropriation of our proprietary rights, particularly in countries where the laws may not protect such rights as fully as in the United States. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. In addition, during the course of this type of litigation, there could be public announcements of the results of hearings, motions or other interim proceedings or developments. If investors perceive these results to be negative, our stock price could decline significantly.

Our current research and development efforts may not produce successful products and services or features that result in significant revenue, cost savings or other benefits in the near future, if at all, which could materially and adversely affect us and cause our stock price to decline significantly.

Developing our products and services and related enhancements is expensive. Our investments in research and development may not result in significant design improvements, marketable products and services or features or may result in products and services that are more expensive than anticipated. Additionally, we may not achieve the cost savings or the anticipated performance improvements we expect, and we may take longer to generate revenue, or generate less revenue, than we anticipate. Our future plans include significant investments in research and development and related product opportunities. We believe that we must continue to dedicate a significant amount of resources to our research and development efforts to maintain our competitive position. However, we may not receive significant revenue, cost savings or other benefits from these investments in the near future, if at all, which could materially and adversely affect us and cause our stock price to decline significantly.

Our failure to obtain the capital necessary to expand our operations and invest in new products and services could reduce our ability to compete, which could materially and adversely affect us and cause our stock price to decline significantly.

Although we expect that our existing cash and cash equivalents, together with our net proceeds from this offering, will be sufficient to meet our anticipated operating cash needs for at least the next twelve months, we cannot assure you that we will not need to raise additional funds to finance the growth of our business, make acquisitions or for other reasons. We may not be able to obtain additional equity or debt financing on favorable terms, if at all. If we raise additional equity financing, our stockholders may experience significant dilution of their ownership interests and the per share value of our common stock could decline. Furthermore, if we engage in debt financing, our leverage would increase and the holders of debt would have priority over the holders of our common stock. Furthermore, we may become subject to covenants that restrict our ability to incur additional indebtedness and operate our business in the manner we desire. We may also be required to take or become subject to other actions that are in the interests of the debt holders and to the detriment of the holders of our common stock, such as any foreclosure pursuant to secured debt, and any requirement that we maintain specified liquidity or satisfy other financial ratios or covenants. Any of these restrictions or requirements could prevent us from expanding our operations and investing in new products and services, which could reduce our ability to compete, materially and adversely affect us and cause our stock price to decline significantly.

Our ability to sell our products is dependent in part on the quality of our technical support services, and our inability to offer high quality technical support services could adversely affect our customers’ satisfaction with our products and services and could materially and adversely affect us and cause our stock price to decline significantly.

Once our products are deployed within our customers’ networks, our customers depend on our technical support services to resolve any issues relating to our products. If we do not effectively assist our customers in deploying our products, succeed in helping our customers quickly resolve post-deployment issues, and provide effective ongoing support, our ability to sell additional products and services to existing customers would be adversely affected and our reputation with potential new customers could be damaged. Many large institutional customers will require higher levels of support than smaller customers. If we fail to meet the requirements of the larger customers, it may be more difficult to execute on our strategy to increase our market share with large institutional customers. As a result, our failure to maintain quality technical support services could materially and adversely affect us and cause our stock price to decline significantly.

We depend on the services of prime brokers to provide our customers with access to financial markets. The loss of one or more of our prime brokerage relationships could adversely affect our customers’ ability to access the financial markets, reduce our customer satisfaction, lead to reduced new customer opportunities for us and otherwise adversely affect our business.

We depend on the services of prime brokers to assist in providing our customers with access to financial markets. We currently have established five prime brokerage relationships. We depend, in part, on our prime brokers for connectivity to the financial markets and the loss of one or more of our prime brokerage relationships may affect our customers’ ability to execute transactions and their satisfaction with our products and services, and could negatively affect our business. In addition, our prime brokerage relationships are a potential source of new customer referrals for us. As a result, the loss of one or more of these relationships could adversely affect our ability to draw on those relationships as a source of potential new customers for our products and services and otherwise adversely affect our business.

We may acquire other businesses, assets or technologies, which could require significant management attention, disrupt our business, dilute the value of our common stock, and adversely affect our operating results.

As part of our business strategy, we have historically made a number of acquisitions and may continue to acquire or make investments in other companies, assets or technologies which we believe are complementary to our business. We may not be able to find suitable acquisition candidates, and we may not be able to complete such acquisitions on favorable terms, if at all. If we do complete acquisitions, we may not ultimately strengthen our competitive position or achieve our goals, and any acquisitions we complete could be viewed negatively by our customers, investors, and securities analysts. We may not have sufficient management, financial and other resources to integrate any such future acquisitions or to successfully operate new businesses and we may be unable to profitably operate our expanded company. We may have to pay cash, incur debt or issue equity securities to pay for any such acquisition or investment, and we cannot assure you that we will have sufficient liquidity to fund such transaction from internal funds or have access to sufficient capital on favorable terms, if at all. Any such funding could adversely affect our financial condition and liquidity or the value of our common stock. The sale of equity securities or incurrence of debt to finance any such acquisitions or investments could result in dilution to our stockholders or increase our leverage, as the case may be. The incurrence of indebtedness would result in increased fixed obligations and could also include covenants or other restrictions that would impede our ability to manage our operations and may require collateral that would be subject to foreclosure upon any default.

We are subject to litigation risk, which could adversely affect our reputation, and could materially and adversely affect us and cause our stock price to decline significantly.

Many aspects of our business involve risks that expose us to liability under U.S. federal and state laws, as well as the rules and enforcement efforts of our regulators and self-regulatory organizations worldwide. These risks include, among others, disputes over trade terms with customers and other market participants, customer losses resulting from system delay or failure and customer claims that we or our employees executed unauthorized transactions or made materially false or misleading statements. We may also be subject to regulatory investigation and enforcement actions seeking to impose significant fines or other sanctions, which in turn could trigger civil litigation for our operations that may be deemed to have violated applicable rules and regulations in various jurisdictions.

The volume of claims and the amount of damages and fines claimed in litigation and regulatory proceedings against financial services firms have been increasing, particularly in the current environment of heightened scrutiny of financial institutions. Dissatisfied customers may make claims against us regarding the quality of trade execution, improperly settled trades, mismanagement or even fraud, and the number or likelihood of claims may increase as our business expands.

Even if we prevail in any litigation or regulatory proceedings against us, we could incur significant legal expenses defending against such claims, even those without merit. Moreover, because even claims without merit can damage our reputation or raise concerns among our existing customers or potential customers, we may feel compelled to settle claims at a significant cost. The initiation of any claim, proceeding or investigation against us, or an adverse resolution of any such claim, proceeding or investigation, could adversely affect our reputation and materially and adversely affect us and cause our stock price to decline significantly.

Failure to comply with governmental laws and regulations could harm our business, materially and adversely affect us and cause our stock price to decline significantly.

Our business is subject to regulation by various federal, state, local and foreign governmental agencies, including agencies responsible for monitoring and enforcing employment and labor laws, workplace safety, product safety, environmental laws, consumer protection laws, anti-bribery laws, import/export controls, federal securities laws, and tax laws and regulations. In certain jurisdictions, these regulatory requirements may be more stringent than those in the United States. Noncompliance with applicable regulations or requirements could subject us to investigations, sanctions, revocation of licenses required for certain business lines, enforcement actions, disgorgement of profits, fines, damages, civil and criminal penalties, or injunctions. If any governmental sanctions are imposed, or if we do not prevail in any possible civil or criminal litigation, we could be materially and adversely affected. In addition, responding to any action will likely result in a significant diversion of management’s attention and resources and an increase in legal and professional costs and expenses. We provide passive communication technology to institutional investors, such as money managers and hedge funds, that enables such investors to communicate with executing brokers, prime brokers and clearing firms with respect to securities orders that such investors may place with third party brokers through our platform. We do not conduct our technology business in or through our broker-dealers. As such, we must ensure that our technology activities and our compensation structure therefor would not result in our acting as an unregistered broker-dealer or investment adviser that could subject us to, among other things, regulatory enforcement actions, monetary fines, restrictions on the conduct of our technology business, and rescission/damages claims by customers who use our technology. Our failure to comply with any laws or regulations, or the costs associated with defending any action alleging our noncompliance with any laws or regulations, could materially and adversely affect us and cause our stock price to decline significantly.

Extensive regulation of certain of our subsidiaries results in our exposure to the potential for penalties and fines and our failure to comply with such regulation could materially and adversely affect us and cause our stock price to decline significantly.

Companies in the financial services industry, including certain of our businesses, have experienced increased scrutiny in recent years and penalties and fines sought by regulatory authorities, including the SEC, FINRA, CFTC, NFA, state securities commissions, state attorneys general and the FSA, have increased accordingly. This regulatory and enforcement environment may create uncertainty.

Certain of our subsidiaries are subject to regulation by governmental and self-regulatory organizations in the jurisdictions in which they operate. Many of these regulators, including U.S. and non-U.S. government agencies and self-regulatory organizations, as well as state securities commissions in the United States, are empowered to conduct administrative proceedings that can result in censure, fine, the issuance of cease-and-desist orders or suspension or expulsion. In addition, we are subject to control person liability with respect to our regulated subsidiaries, which could impose liability on us for certain violations of those subsidiaries. “Associated persons” of ours may, in the future, be subject to investigations that may result in disciplinary actions by the SEC, self-regulatory organizations and state securities administrators. Self-regulatory organizations such as FINRA and the NFA, along with statutory bodies such as the SEC and the FSA, require strict compliance with their rules and regulations. The requirements imposed by regulators are designed to ensure the integrity of the financial markets and to protect customers and other third parties who deal with us and our regulated subsidiaries.

Future legislation and/or regulation, and uncertainties resulting from the possibility of legislation and/or regulation, could adversely impact our business. Failure to comply with any of these laws, rules or regulations could result in fines, limitations on business activity, suspension or expulsion from the industry, any of which could materially and adversely affect us and cause our stock price to decline significantly.

We are required to maintain mandated levels of capital, which could constrain our growth and subject us to regulatory sanctions.

The SEC, CFTC, NFA, FINRA, FSA and other U.S. and non-U.S. regulators have stringent rules requiring that we maintain specific minimum levels of regulatory capital in our broker-dealer subsidiaries. As of November 30, 2012, on a separate company basis, we would have been required to maintain approximately $1.22 million of minimum net capital in the aggregate across all jurisdictions. Regulators continue to evaluate and modify minimum capital requirements from time to time in response to market events and to improve the stability of the international financial system. For example, the FSA recently increased capital requirements in the United Kingdom and may do so again in the future. Additional revisions to this framework or new capital adequacy rules applicable to us may be proposed and ultimately adopted, which could further increase our minimum capital requirements in the future.

Even if regulators do not change existing regulations or adopt new ones, our minimum capital requirements will generally increase in proportion to the size of our business conducted by our regulated subsidiaries. As a result, we will need to increase our regulatory capital in order to expand our operations and increase our revenue, and our inability to increase our capital on a cost-efficient basis could constrain our growth. In addition, in many cases, we are not permitted to withdraw regulatory capital maintained by our subsidiaries without prior regulatory approval or notice, which could constrain our ability to allocate our capital resources most efficiently throughout our operations. In particular, these restrictions could limit our ability to pay dividends or make other distributions on our common stock, if our Board of Directors determines, in its sole discretion, to declare and pay dividends on our common stock in the future and, in some cases, could adversely affect our ability to withdraw funds needed to satisfy our ongoing operating expenses, debt service and other cash needs.

Regulators monitor our levels of capital closely. We are required to report the amount of regulatory capital we maintain to our regulators on a regular basis, and to report any deficiencies or material declines promptly. While we expect that our current amount of regulatory capital will be sufficient to meet anticipated short-term increases in requirements, any failure to maintain the required levels of regulatory capital, or to report any capital deficiencies or material declines in capital, could result in severe sanctions, including fines.

If our estimates or judgments relating to our critical accounting policies are based on assumptions that change or prove to be incorrect, our operating results could fall below expectations of securities analysts and investors, which could result in a significant decline in our stock price.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as provided in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies,” the results of which form the basis for making judgments about the carrying values of assets, liabilities, equity, revenue, and expenses that are not readily apparent from other sources. Significant assumptions and estimates used in preparing our consolidated financial statements include those related to revenue recognition, share-based compensation, contract manufacturing liabilities, and income taxes. Our operating results may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our operating results to fall below the expectations of securities analysts and investors, and result in a significant decline in our stock price.

We currently conduct a portion of our business outside of the United States and our long-term success depends, in part, on our ability to expand our sales to customers outside the United States. As a result, our business is susceptible to risks associated with international operations.

We currently operate in the United States and Europe and intend to expand into Asia. Among other areas of possible expansion, we are currently exploring possible business opportunities in China. As we continue to expand the sale of our products and services to customers located outside the United States, our business will be increasingly susceptible to risks associated with international operations. Our ability to manage our business and conduct our operations internationally requires considerable management attention and resources and is subject to particular challenges of supporting a rapidly growing business in an environment of diverse cultures, languages, customs, business practices, legal systems, alternate dispute systems and regulatory systems. The risks and challenges associated with international expansion include:

•	continued localization of our products and services, including translation into foreign languages and associated expenses;

•	laws and business practices favoring local competitors;

•	compliance with multiple, conflicting and changing governmental laws and regulations, including employment, tax, privacy and data protection laws and regulations;

•	compliance with anti-bribery laws, including compliance with the Foreign Corrupt Practices Act;

•	regional data privacy laws that apply to the transmission of our customers’ data across international borders;

•	ability to provide local data hosting services;

•	different pricing environments, including invoicing and collecting payment in foreign currencies and associated foreign currency exposure;

•	exposure to adverse movements in foreign currency exchange rates;

•	difficulties in staffing and managing foreign operations and the increased travel, infrastructure and legal and compliance costs associated with international operations;

•	different or lesser protection of our intellectual property rights;

•	difficulties in enforcing contracts and collecting accounts receivable, longer payment cycles and other collection difficulties; and

•	regional economic and political conditions.

If we are unable to successfully manage the challenges of international operations and expansion, our growth could be limited, and we could be materially and adversely affected.

Our insurance coverage may be inadequate to cover all potential liability which could materially and adversely affect us and cause our stock price to decline significantly.

We maintain errors and omissions and director and officer liability insurance, but such insurance may be inadequate or may not be available in the future on acceptable terms, or at all. Our errors and omissions insurance coverage may not cover any claim against us for loss of data or other indirect or consequential damages. If we do not have adequate insurance to cover our liability, we could be materially and adversely affected and our stock price could decline significantly.

We also expect that being a public company will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our Board of Directors, particularly to serve on our Audit Committee and Compensation Committee, and qualified executive officers.

Risks Related to this Offering, Our Common Stock and Our Organizational Structure

The price of our common stock may be volatile and the value of your investment could decline.

Technology stocks have historically experienced high levels of volatility. Our stock price following this offering may fluctuate substantially. Following the completion of this offering, our stock price may be higher or lower than the price you paid in this offering, depending on many factors, some of which are beyond our control and may not be related to our operating performance. These fluctuations could cause you to lose all or part of your investment in our common stock. Factors that could cause fluctuations in our stock price include the following:

•	changes in financial markets or general economic conditions;

•	market acceptance and performance of our products and services;

•	defects and errors in our products or services;

•	system failures and disruptions;

•	the loss of executives or other key employees and our failure to recruit and retain qualified personnel;

•	failure to protect or enforce our intellectual property rights in our proprietary technology;

•	competition from firms with greater financial, technical and marketing resources and access to capital than we have and related competitive pressures;

•	issuances or sales of common stock by us or members of our management team or our Board of Directors;

•	changes in securities analyst recommendations or earnings estimates regarding our common stock, other comparable companies or our industry generally;

•	actual or anticipated fluctuations in our operating results or future prospects;

•	strategic actions by us or our competitors, such as acquisitions or restructurings;

•	new laws or regulations or new interpretations of existing laws or regulations applicable to our business;

•	significant customer or contract losses; and

•	our ability to raise additional capital on favorable terms as needed.

Issuances or sales of substantial amounts of our common stock in the public markets, or the perception that additional issuances or sales of our common stock might occur, could reduce the price of our common stock and may dilute your voting power and your ownership interest in us.

Issuances or sales of a substantial number of shares of our common stock in the public market after this offering, or the perception that these issuances or sales could occur, could adversely affect our stock price and may make it more difficult for you to sell your common stock at a time and price that you deem appropriate. Upon the closing of this offering, we will have approximately          million outstanding shares of common stock (         million if the underwriter exercises its over-allotment option in full).

All of the shares of common stock sold in this offering will be freely tradable and transferable without restrictions or further registration under the Securities Act of 1933, as amended, or the Securities Act, except for any shares held by our affiliates as defined in Rule 144 under the Securities Act.

Subject to certain exceptions described under the caption “Underwriting” we and all of our directors and executive officers and substantially all of our stock holders have agreed not to offer, sell or agree to sell, directly or indirectly, any shares of common stock without the permission of the underwriter for a period of 180 days from the date of this prospectus, subject to potential extension in the event we release earnings results or material news or a material event relating to us occurs near the end of the lock-up period. When the lock-up period expires, we, our directors and officers and our locked-up stock holders will be able to sell our shares in the public market (subject to any legal limitation on sales by affiliates and any other legal restrictions). In addition, the underwriter may, in its sole discretion, release all or some portion of the shares subject to lock-up agreements prior to the expiration of the lock-up period. See the section titled “Shares Eligible for Future Sale” for more information.

Based on             shares of common stock outstanding as of                     , 2012, holders of up to approximately                     , or     %, of the outstanding shares of our common stock will have rights, subject to some conditions, to require us to file registration statements covering the sale of their shares or to include their shares in registration statements that we may file for ourselves or other stockholders and holders of up to approximately                     , or     %, of our common stock will be able to sell their shares pursuant to Rule 144, subject to the provisions thereof and the lock-up agreement with the underwriter. We also intend to register the offer and sale of the shares of common stock that we may issue under our equity compensation plans on a registration statement on Form S-8 shortly following completion of this offering. See the section titled “Executive Compensation—Equity Incentive Plan” and “Shares Eligible for Future Sale” for more information.

Insiders will continue to have substantial control over us after this offering, which could limit your ability to influence the outcome of key transactions, including a change of control.

Our directors, executive officers and each of our stockholders who own greater than 5% of our outstanding common stock and their affiliates, in the aggregate, will beneficially own approximately     % of the outstanding shares of our common stock immediately after this offering. As a result, these stockholders, if acting together, will be able to influence or control matters requiring approval by our stockholders, including the election of directors and the approval of mergers, acquisitions or other extraordinary transactions. They may also have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. This concentration of ownership may have the effect of delaying, preventing or deterring a change of control of our company, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company and might ultimately adversely affect the market price of our common stock.

We cannot assure you that an active trading market will develop or be sustained for our common stock or the market price at which our common stock will trade.

Although our common stock has been approved for listing on the NASDAQ Global Market, we cannot assure you that an active trading market for our common stock will develop on that exchange or elsewhere or, if developed, that any market will be sustained. We cannot predict the prices at which our common stock will trade. The initial public offering price of our common stock was determined by negotiations with the underwriter and may not bear any relationship to the market price at which our common stock will trade after this offering or to any other established criteria of the value of our business.

We have broad discretion in the use of the net proceeds that we receive from this offering.

Although we currently intend to use the net proceeds from this offering in the manner described in the section titled “Use of Proceeds,” we will have broad discretion in the application of the net proceeds. Shareholders may not agree with such uses and the net proceeds may be used for corporate purposes that do not increase our operating results or market value. Until the net proceeds are used, they may be placed in investments that do not produce income or that lose value. Our failure to apply the net proceeds effectively could affect our ability to continue to develop and sell our products and services and grow our business, which could cause the value of your investment to decline.

The requirements of being a public company may strain our resources and divert management’s attention.

As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the listing requirements of the securities exchange on which our common stock will be traded and other applicable securities rules and regulations. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly, and increase demand on our systems and resources, particularly after we no longer qualify as an “emerging growth company” as defined in the recently enacted Jumpstart Our Business Startups Act of 2012, or the JOBS Act. Among other things, the Exchange Act requires that we file annual, quarterly and current reports with respect to our business and operating results and maintain effective disclosure controls and procedures and internal control over financial reporting. In order to maintain and, if required, improve our disclosure controls and procedures and internal control over financial reporting to meet this standard, significant resources and management oversight may be required. As a result, management’s attention may be diverted from other business concerns, which could harm our business and operating results. Although we have already hired a Chief Financial Officer to help us to comply with these requirements, we may need to hire more employees in the future, which will increase our operating costs and expenses.

In addition, changing laws, regulations, and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs, and making some activities more time consuming. These laws, regulations, and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations, and standards, and this investment may result in increased general and administrative expense and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations, and standards differ from the activities intended by regulatory or governing bodies, regulatory authorities may initiate legal proceedings against us and our business and operating results may be harmed.

The recently enacted JOBS Act will allow us to postpone the date by which we must comply with certain laws and regulations intended to protect investors and to reduce the amount of information we provide in our reports filed with the SEC.

The recently enacted JOBS Act is intended to reduce the regulatory burden on “emerging growth companies.” As defined in the JOBS Act, a public company whose initial public offering of common equity securities occurred after December 8, 2011 and whose annual gross revenue is less than $1.0 billion will, in general, qualify as an “emerging growth company” until the earliest of:

•	the last day of its fiscal year following the fifth anniversary of the date of its initial public offering of common equity securities;

•	the last day of its fiscal year in which it has annual gross revenue of $1.0 billion or more;

•	the date on which it has, during the previous three-year period, issued more than $1.0 billion in non-convertible debt; and

•

the date on which it is deemed to be a “large accelerated filer,” which will occur at the time the company (a) has an aggregate worldwide market value of common equity securities held by non-affiliates of $700 million or more as of the last business day of its most recently completed second fiscal quarter, (b) has been required to file annual and quarterly reports under the Exchange Act for a period of at least 12 months, and (c) has filed at least one annual report pursuant to the Exchange Act.

Under this definition, we will be an “emerging growth company” upon completion of this offering and we could remain an emerging growth company until as late as                     .

The JOBS Act provides that, so long as a company qualifies as an “emerging growth company,” it will, among other things:

•

be exempt from the provisions of Section 404(b) of the Sarbanes-Oxley Act requiring that its independent registered public accounting firm provide an attestation report on the effectiveness of its internal control over financial reporting;

•

be exempt from the “say on pay” provisions (requiring a non-binding stockholder vote to approve compensation of certain executive officers), the “say on golden parachute” provisions (requiring a non-binding stockholder vote to approve golden parachute arrangements for certain executive officers in connection with mergers and certain other business combinations) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, or Dodd-Frank Act, and certain disclosure requirements of the Dodd-Frank Act relating to compensation of its chief executive officer;

•

be permitted to omit the detailed compensation discussion and analysis from proxy statements and reports filed under the Exchange Act and instead provide a reduced level of disclosure concerning executive compensation;

•	be permitted to delay compliance with new or revised financial accounting standards available under Section 102(b) of the JOBS Act; and

•

be exempt from any rules that may be adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to the auditor’s report on the financial statements.

Although we are still evaluating the JOBS Act, we currently intend to take advantage of some or all of the reduced regulatory and reporting requirements that will be available to us so long as we qualify as an “emerging growth company,” except that we have irrevocably elected not to take advantage of the extension of time to comply with new or revised financial accounting standards available under Section 102(b) of the JOBS Act.

Our qualification as an “emerging growth company” means that our independent registered public accounting firm will not be required to provide an attestation report on the effectiveness of our internal control over financial reporting, which may increase the risk that weaknesses or deficiencies in our internal control over financial reporting go undetected. Likewise, so long as we qualify as an “emerging growth company,” we may elect not to provide you with certain information, including certain financial information and certain information regarding compensation of our executive officers, that we would otherwise have been required to provide in filings we make with the SEC, which may make it more difficult for investors and securities analysts to evaluate our company. As a result, investor confidence in our company and the market price of our stock price may be adversely affected.

As a public reporting company, we will be subject to rules and regulations established from time to time by the SEC and Nasdaq regarding our internal control over financial reporting. We may not complete needed improvements to our internal control over financial reporting in a timely manner, or our internal control over financial reporting may not be determined to be effective, which may adversely affect investor confidence in our company and, as a result, the value of our common stock and your investment.

Upon completion of this offering, we will become a public reporting company subject to the rules and regulations established from time to time by the SEC and Nasdaq. These rules and regulations will require, among other things, that we establish and periodically evaluate procedures with respect to our internal control over financial reporting. As of July 31, 2012, material weaknesses existed in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, that creates a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected on a timely basis. See the information under the heading “—If we fail to remediate our current material weaknesses and deficiencies in our internal control over financial reporting or we are unable to implement and maintain effective internal control over financial reporting in the future, the accuracy and timeliness of our financial reporting may be adversely affected, our reputation could be harmed and our stock price could decline significantly.”

Reporting obligations as a public company are likely to place a considerable strain on our financial and management systems, processes and controls, as well as on our personnel. In addition, as a public company we will be required to document and test our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act so that our management can certify as to the effectiveness of our internal controls over financial reporting by the time our annual report for the year ending December 31, 2014 is due and thereafter, which will require us to document and make significant changes to our internal control over financial reporting. Likewise, our independent registered public accounting firm will be required to provide an attestation report on the effectiveness of our internal control over financial reporting at such time that we cease to be an “emerging growth company,” as defined in the JOBS Act, although, as described in the preceding risk factor, we could potentially qualify as an “emerging growth company” until                     . As a result, we will be required to improve our financial and managerial controls, reporting systems and procedures, to incur substantial expenses to test our systems and to make such improvements and to hire additional personnel. If our management is unable to certify the effectiveness of our internal control over financial reporting or if our independent registered public accounting firm cannot deliver (at such time as it is required to do so) a report attesting to the effectiveness of our internal control over financial reporting, or if we identify or fail to remediate material weaknesses in our internal control over financial reporting, we could be subject to regulatory scrutiny and a loss of public confidence, which could harm our reputation and the market price of our common stock. In addition, if we do not maintain adequate financial and management personnel, processes and controls, we may not be able to manage our business effectively or accurately report our financial performance on a timely basis, which could materially and adversely affect us and cause our stock price to decline significantly.

Because the initial public offering price of our common stock is substantially higher than the pro forma net tangible book value per share of our outstanding common stock, new investors will experience immediate and substantial dilution.

The initial public offering price is substantially higher than the pro forma net tangible book value per share of our common stock as of                          , after giving effect to the issuance of shares of our common stock in this offering, based on the total value of our pro forma tangible assets less our total liabilities. Therefore, if you purchase shares of our common stock in this offering, you will experience immediate dilution of $         per share, the difference between the price per share paid for our common stock in this offering and its pro forma net tangible book value per share as of                     , after giving effect to the issuance of shares of our common stock in this offering. See the section titled “Dilution” for more information.

If securities or industry analysts do not publish research or reports about us, or publish inaccurate or unfavorable research or reports about us, our stock price and trading volume could decline.

The trading market for our common stock will, to some extent, depend on the research and reports that securities or industry analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us should downgrade our stock or change their opinion of our stock, our stock price would likely decline. If one or more of these analysts should cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could also cause our stock price or trading volume to decline.

We do not anticipate paying any cash dividends on the shares of our common stock.

We have not declared or paid any cash dividends on our common units since our formation and do not anticipate paying any cash dividends on our common stock in the foreseeable future. Because we do not intend to pay any dividends for the foreseeable future, you may need to sell your shares of common stock to realize your return on your investment, and you may not be able to sell your shares at or above the price you paid for them in this offering. Any determination to pay dividends in the future will be at the sole discretion of our Board of Directors. Accordingly, we may never pay dividends on the shares of our common stock. In addition, our ability to pay any dividends to our stockholders depends on the performance of our subsidiaries and their ability to distribute cash to us through distributions and dividends. The ability of our subsidiaries to make distributions to us may be restricted by, among other things, our and our subsidiaries’ strategic plans, financial results and conditions, liquidity, contractual, legal, financial and regulatory prohibitions and other restrictions on distribution and dividends, capital requirements and business prospects and such other factors as considered to be relevant to such determination.

Our charter documents and Delaware law could discourage takeover attempts and lead to management entrenchment.

Our certificate of incorporation and bylaws that will be in effect upon completion of this offering contain provisions that could prevent, delay or deter a change in control of our company. These provisions could also make it difficult for stockholders to elect directors that are not nominated by the current members of our Board of Directors or take other corporate actions, including effecting changes in our management. These provisions include:

•

A classified Board of Directors with three-year staggered terms and directors can only be removed for cause, which could delay the ability of stockholders to change the membership of a majority of our Board of Directors;

•

The ability of our Board of Directors to issue shares of preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer;

•

the exclusive right of our Board of Directors to elect a director to fill a vacancy created by the expansion of our Board of Directors or the resignation, death or removal of a director, which prevents stockholders from being able to fill vacancies on our Board of Directors;

•	a prohibition on stockholder action by written consent, which forces stockholder action to be taken at an annual or special meeting of our stockholders;

•

the requirement that a special meeting of stockholders may be called only by the Chairman of our Board of Directors, our President, our Chief Executive Officer, or a majority vote of our Board of Directors, which could delay the ability of our stockholders to force consideration of a proposal or to take action, including the removal of directors; and

•

the requirement for the affirmative vote of holders of at least 66 2/3% of the voting power of all of the then outstanding shares of the voting stock, voting together as a single class, to amend certain provisions of our certificate of incorporation and bylaws, which may inhibit the ability of an acquiror to effect such amendments to facilitate an unsolicited takeover attempt.

In addition, as a Delaware corporation, we have not opted out of Section 203 of the Delaware General Corporation Law. These provisions may prohibit large stockholders, in particular those owning 15% or more of our outstanding voting stock, from merging or combining with us for a certain period of time.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of the federal securities laws. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. Forward-looking statements include statements preceded by, followed by or that include the words “may,” “could,” “would,” “should,” “believe,” “expect,” “anticipate,” “plan,” “estimate,” “target,” “project,” “intend” and similar expressions. These statements include, among others, statements regarding our expected business outlook, anticipated financial and operating results, our business strategy and means to implement the strategy, our objectives, the amount and timing of capital expenditures, the likelihood of our success in expanding our business, financing plans, budgets, working capital needs and sources of liquidity.

Forward-looking statements are only predictions and are not guarantees of performance. These statements are based on our management’s beliefs and assumptions, which in turn are based on currently available information. Important assumptions relating to the forward-looking statements include, among others, assumptions regarding demand for our products, the expansion of product offerings geographically or through new applications, the timing and cost of planned capital expenditures, competitive conditions and general economic conditions. These assumptions could prove inaccurate. Forward-looking statements also involve known and unknown risks and uncertainties, which could cause actual results that differ materially from those contained in any forward-looking statement. Many of these factors are beyond our ability to control or predict. Such factors include, but are not limited to, the following:

•	general economic conditions in the markets where we operate;

•	increased industry competition;

•	competition from firms with greater financial, technical and marketing resources than us and related competitive pressures;

•	failure to protect or enforce our intellectual property rights in our proprietary technology;

•	market acceptance and performance of our products and services;

•	intellectual property claims and challenges;

•	defects and errors in our products or services;

•	growth and maintenance of our customer base;

•	credit quality and payment history of our customers;

•	changes in the market demand for our products and services;

•	our ability to keep up with rapid technological change;

•	system failures and disruptions;

•	non-performance of third-party vendors;

•	the loss of key executives and failure to recruit and retain qualified personnel;

•	the risks associated with the expansion of our business;

•	our possible inability to integrate any businesses we acquire;

•	compliance with laws and regulations, including those relating to the securities industry; and

•	other factors discussed under “Risk Factors” or elsewhere in this prospectus.

Except as required by applicable law, including the securities laws of the United States and the rules and regulations of the SEC, we are under no obligation to publicly update or revise any forward-looking statements after we distribute this prospectus. Potential investors should not place undue reliance on our forward-looking statements. Before you make a decision to invest in our common stock, you should be aware that the occurrence of any of the events described in the “Risk Factors” section and elsewhere in this prospectus could harm our business, prospects, results of operations, liquidity and financial condition. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results or performance.

MARKET, INDUSTRY AND OTHER DATA

Unless otherwise indicated, information contained in this prospectus concerning our industry and the market in which we operate, including our general expectations about our industry, market position, market opportunity and market size, is based on data from various sources including internal data and estimates, independent industry publications, government publications, reports by market research firms or other published independent sources and on our assumptions based on that data and other similar sources. Industry publications and other published sources generally state that the information contained therein has been obtained from third-party sources believed to be reliable. Internal data and estimates are based upon information obtained from trade and business organizations and other contacts in the markets in which we operate and management’s understanding of industry conditions, and such information has not been verified by any independent sources. These data involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. While we believe the industry, market position, market opportunity and market size information included in this prospectus is generally reliable, such information is inherently imprecise and we have not independently verified any third-party information.

USE OF PROCEEDS

Our net proceeds from this offering will be approximately $         million (or approximately $         million if the underwriter exercises in full its over-allotment option to purchase up to              additional shares of our common stock), based on an assumed initial public offering price of $         per share, which is the midpoint of the estimated price range appearing on the cover of this prospectus, after deducting the underwriting discount and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering for investments in our technology and our sales and marketing functions, and for working capital and general corporate purposes, which may also include acquisitions of complementary businesses, products or technologies. While we routinely engage in discussions with third parties regarding potential acquisitions in the ordinary course of our business, we do not have any definitive agreements or commitments with respect to any potential acquisitions as of the date of this prospectus. We cannot specify with certainty all of the particular uses of the net proceeds that we will receive from this offering. Accordingly, our management will have broad discretion over the use of the net proceeds from this offering. Furthermore, the amount and timing of our actual expenditures will depend on numerous factors, including the cash used in or generated by our operations, the status of our business and product development, the level of our sales and marketing activities and our investments and acquisitions.

Pending specific application of the net proceeds from this offering, we expect to invest the net proceeds from this offering primarily in short-term, interest bearing, investment grade securities, certificates of deposit or government securities.

Each $1.00 increase (decrease) in the assumed initial public offering price of $         per share (the midpoint of the estimated price range set forth on the cover page of this prospectus) would increase (decrease) the net proceeds to us from this offering, after deducting the underwriting discount and estimated offering expenses payable by us, by approximately $         million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. We may also increase or decrease the number of shares we are offering. An increase (decrease) of                  in the number of shares we are offering would increase (decrease) the net proceeds to us from this offering, after deducting the underwriting discount and estimated offering expenses payable by us, by approximately $         million, assuming the assumed initial public offering price per share remains the same. We do not expect that a change in the initial public offering price per share or the number of shares by these amounts would have a material effect on our intended uses of the net proceeds from this offering.

DIVIDEND POLICY

We have not declared or paid any cash distributions on our common units since our formation and do not anticipate paying any cash dividends on our common stock in the foreseeable future. Because we do not intend to pay any dividends for the foreseeable future, you may need to sell your shares of common stock to realize your return on your investment, and you may not be able to sell your shares at or above the price you paid for them.

Any determination by us to pay dividends in the future will be at the sole discretion of our Board of Directors. As a holding company, our ability to pay dividends is subject to the ability of our subsidiaries to provide cash to us through distributions and dividends. Any distributions or dividends to us by our subsidiaries, and the declaration and payment of any future dividends by us, will depend on our and our subsidiaries’ strategic plans, financial results and condition, liquidity, contractual, legal, financial and regulatory prohibitions and other restrictions on distributions and dividends, capital requirements, business prospects and such other factors as considered to be relevant to such determination.

CAPITALIZATION

The following table sets forth our capitalization on a historical basis as of July 31, 2012, our capitalization on an unaudited pro forma basis giving effect to the acquisitions described under the section entitled “Pro Forma Financial Statements” as if they occurred on January 1, 2012, our capitalization on an unaudited pro forma basis as adjusted for the LLC Conversion and our capitalization on an unaudited, pro forma basis as further adjusted for this offering (assuming an initial public offering price of $         per share, the mid-point of the estimated price range set forth on the cover page of this prospectus). You should read the following table in conjunction with the sections entitled “Selected Consolidated Financial Data,” “Pro Forma Financial Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Historical July 31, 2012	Pro forma July 31, 2012	Pro forma as adjusted for the LLC Conversion	Pro forma as further adjusted for this offering
Cash and cash equivalents	$2,582,658	$3,981,758	$	$

Members’ Equity
Capital contributed— 1,315 and 1,682 units issued and outstanding	32,623,256	59,592,107
Subscription receivable	(884,000)	—
Deficit accumulated during development stage	(13,044,580)	(13,792,249)
Accumulated other comprehensive income (loss)	(5,978)	(5,978)

Total Capitalization	$18,688,698	$45,793,880	$	$

DILUTION

If you invest in our common stock in this offering, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after completion of this offering. Dilution occurs because the per share offering price of our common stock in this offering is substantially in excess of the pro forma net tangible book value per share attributable to our existing owners. Pro forma net tangible book value represents net book equity excluding intangible assets, if any.

Our pro forma net tangible book value as of July 31, 2012 was $10.1 million, or $7,689 per share, based on the total number of shares of our common stock outstanding as of July 31, 2012. Pro forma net tangible book value per share represents our total tangible assets less our total liabilities, divided by the number of outstanding shares of common stock, after giving effect to the pro forma adjustments referenced under “Capitalization.”

Assuming an initial public offering price of $        per share, the midpoint of the price range on the cover page of this prospectus, our pro forma as adjusted net tangible book value as of                    , 2012 would have been $        million or $        per share. Dilution per share to new investors is determined by subtracting pro forma as adjusted net tangible book value per share after this offering from the initial public offering price per share paid by a new investor, as illustrated in the following table:

Assumed initial public offering price per share of common stock	$
Pro forma as adjusted net tangible book value per share of common stock as of , 2012	$

Dilution per share to new investors	$

If the underwriter exercises in full its over-allotment option to purchase up to             additional shares of our common stock, our pro forma as adjusted net tangible book value per share will be $        per share, the increase in pro forma as adjusted net tangible book value per share to existing stockholders will be $        per share and the dilution per share to new investors purchasing shares in this offering will be $        per share.

The following table presents, on a pro forma as adjusted basis as of                     , 2012, as discussed above, the number of shares of common stock purchased from us, the total consideration paid to us and the average price to be paid by new investors purchasing shares of our common stock in this offering. The table reflects an initial public offering price of $         per share (the midpoint of the price range on the cover page of this prospectus) before deducting the underwriting discount and estimated offering expenses:

	Shares purchased			Total consideration			Average price per share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
New investors

Total		100%		$	100%

A $1.00 increase (or decrease) in the assumed initial public offering price of $        per share (the midpoint of the price range on the cover page of this prospectus) would increase (or decrease) the total consideration paid by new investors in this offering and by all investors by $        , and would increase (or decrease) the average price per share paid by, and dilution to, new investors by $1.00, assuming the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discount and estimated offering expenses.

Except as otherwise indicated, the above discussion and tables assume no exercise of the underwriter’s over-allotment option to purchase additional shares of our common stock. If the underwriter exercises its

over-allotment option to purchase additional shares of our common stock in full, our existing stockholders will own         % and our new investors will own     % of the total number of shares of common stock on an as converted basis outstanding immediately after this offering.

The number of common units outstanding in the table above does not include 164 common units reserved for issuance as of November 30, 2012 (representing     % of our outstanding shares of common stock upon completion of, and before giving effect to the shares being sold in, this offering) and available for future grant under our Equity Incentive Plan.

SELECTED CONSOLIDATED FINANCIAL DATA

You should read the following selected financial data together with our audited consolidated financial statements, the related notes appearing at the end of this prospectus and the information under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The selected financial data included in this section are not intended to replace the consolidated financial statements and the related notes included elsewhere in this prospectus.

You should be read the following selected financial data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the consolidated financial statements and the accompanying notes of Liquid Holdings Group, LLC, the combined financial statements and accompanying notes of Liquid Predecessor Companies, the historical financial statements of certain other entities acquired by us, and the unaudited pro forma condensed combined financial statements and related notes, included elsewhere in this prospectus.

We have presented the condensed consolidated balance sheet data as of July 31, 2012 and the condensed statement of operations and comprehensive loss data for the period from April 24, 2012 to July 31, 2012 on a historical basis based on the consolidated financial statements and the accompanying notes of Liquid Holdings Group, LLC included elsewhere in this prospectus. We have presented the consolidated condensed balance sheet data as of December 31, 2011 and the statement of operations and comprehensive loss data for the period ended December 31, 2011 based on the combined financial statements and accompanying notes of Liquid Predecessor Companies included elsewhere in this prospectus.

The following tables set forth selected financial data on a historical basis for Liquid Holdings Group, LLC and the Liquid Predecessor Companies (Liquid Prime Holdings, Liquid Prime Services, Centurion Capital Group and Liquid Trading Holdings Limited).

	Liquid Holdings Group, LLC for the period from April 24, 2012 to July 31, 2012	Liquid Predecessor Companies for period ended December 31, 2011
Condensed Consolidated Statement of Operations and Comprehensive Loss Data
Revenues	$212,458	$63,950
Cost of revenues	90,735	47,810

Revenues less cost of revenues	121,723	16,140
Operating expenses:
Share-based compensation	4,524,135	—
Shared-based payments for consulting services	5,824,001	—
Impairment of goodwill and intangible assets	1,545,000	—
Professional and consulting	1,691,598	342,731
Offering expenses	—	137,642
Travel and entertainment	171,296	83,856
Outside service	—	67,516
Rent	381,138	—
Salaries	220,054	39,647
Depreciation and amortization	188,417	—
Other	189,875	40,778

Total operating expenses	14,735,514	712,170

Loss from operations	(14,613,791)	(696,030)
Interest (expense) income	24,211	—
Gain on settlement of contingent consideration payable	1,545,000	—

Loss before income tax provision	(13,044,580)	(696,030)
Income tax provision	—	—

Net loss	$(13,044,580)	$(696,030)
Other comprehensive loss	(5,978)	—

Total comprehensive loss	$(13,050,558)	$(696,030)

	Liquid Holdings Group, LLC for the period from April 24, 2012 to July 31, 2012

Earnings per share:
Basic	$(24,566)
Diluted	$(24,566)
Pro forma earnings per share:
Basic
Diluted
Weighted average common shares:
Basic	531
Diluted	531
Pro forma weighted average common shares:
Basic
Diluted

	Liquid Holdings Group, LLC at July 31, 2012	Liquid Predecessor Companies at December 31, 2011
Condensed Consolidated Balance Sheet Data:
Assets:
Cash and cash equivalents	$2,582,658	$428,257
Note receivable from Liquid Trading International LLP	5,000,000	—
Goodwill and intangible assets	11,940,378	13,800,402
Other assets	2,740,540	300,000

Total assets	$22,263,576	$14,528,659

Liabilities and members’ equity:
Total liabilities	$3,574,878	$14,604,589
Total members’ equity	18,688,698	(75,930)

Total liabilities and members’ equity	$22,263,576	$14,528,659

PRO FORMA FINANCIAL STATEMENTS

Basis of Presentation

The following unaudited pro forma condensed combined balance sheet as of July 31, 2012 and condensed combined statement of operations and comprehensive loss for the seven months ended July 31, 2012 give effect to the founder contributions and acquisitions of Liquid Holdings Group, as if they were acquired or contributed as of January 1, 2012. These include Liquid Futures, Liquid Trading Institutional, Liquid Partners and Fundsolve, which were contributed or acquired at various dates prior to July 31, 2012, and certain other transactions such as the contribution of Liquid Prime Holdings and the acquisitions of LTI and GMA that were completed subsequent to July 31, 2012. In addition, the historical consolidated financial statements have been adjusted to reflect certain intercompany eliminations and reclassifications in order to conform to LHG’s financial statement presentation.

The following unaudited pro forma condensed combined statement of operations and comprehensive loss of the Liquid Predecessor Companies for the year ended December 31, 2011 gives effect to the following acquisitions as if they had occurred at January 1, 2011: Liquid Futures, Liquid Partners (f/k/a Centurion Capital Group) and Fundsolve, which the historical financial statements of Liquid Holdings Group reflect as occurring at various dates prior to July 31, 2012, and certain other transactions such as the acquisitions of LTI and GMA that were completed subsequent to July 31, 2012.

The unaudited proforma condensed combined financial statements were prepared using the acquisition method of accounting for all the contributions and acquisitions discussed previously. Accordingly, consideration given is allocated to the tangible and intangible assets and liabilities of each business based upon their estimated fair values as of the date of the actual completion of the transactions.

The unaudited pro forma information is presented for illustrative purposes only in accordance with the assumptions set forth below and in the notes to the unaudited pro forma condensed combined financial statements. The unaudited pro forma condensed combined balance sheet and condensed combined statements of operations and comprehensive loss should be read in conjunction with the separate historical financial statements of Liquid Holdings Group, and the historical financial statements of Liquid Futures, Fundsolve LTI, Liquid Prime and GMA, appearing elsewhere herein. These unaudited pro forma condensed consolidated financial statements may not be indicative of what would have occurred if the acquisitions and contributions had actually occurred on the indicated dates and they should not be relied upon as an indication of our future results.

LIQUID HOLDINGS GROUP, LLC

UNAUDITED CONDENSED COMBINED BALANCE SHEET

July 31, 2012

	Liquid Holdings Group, LLC	Liquid Prime Holdings, LLC	LTI, LLC	Green Mountain Analytics, LLC	Subtotal	Other pro forma adjustments*	Eliminations	Pro forma
						A, B, C, D	E
ASSETS
Current assets:
Cash and cash equivalents	$2,582,658	$1,323,056	$20,820	$55,224	$3,981,758	—	$—	$3,981,758
Notes receivable Liquid Trading International - related party	5,000,000	—	—	—	5,000,000	—	—	5,000,000
Other current assets	888,352	581,600			1,469,952	—		1,469,952
Due from related parties	—	—	1,515,901	—	1,515,901	—	(395,791)	1,120,110

Total current assets	8,471,010	1,904,656	1,536,721	55,224	11,967,611	—	(395,791)	11,571,820
Fixed assets, net	2,188	263,546	—	49,366	315,100	—	—	315,100
Other assets:	—	—	—	—	—	—	—	—
Due from related parties	1,850,000	—	2,395,000	—	4,245,000	—	(4,245,000)	—
Investment in subsidiary	—	2,618,288	—	—	2,618,288	—	(2,618,288)	—
Intangibles, net	4,788,289	—	—	—	4,788,289	14,153,500	—	18,941,789
Goodwill	7,152,089	—	—	—	7,152,089	9,579,000	—	16,731,089

Total other assets	13,790,378	2,618,288	2,395,000	—	18,803,666	23,732,500	(6,863,288)	35,672,878

TOTAL ASSETS	$22,263,576	$4,786,490	$3,931,721	$104,590	$31,086,377	$23,732,500	$(7,259,079)	$47,559,798

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Accrued expenses and other current liabilities	$1,884,878	$60,259	$125,000	$91,572	$2,161,709	$—	$(395,791)	$1,765,918
Long-term liabilities:
Contingent consideration payable on Fundsolve acquisition	1,690,000	—	—	—	1,690,000	—	(1,690,000)	—

Total liabilities	3,574,878	60,259	125,000	91,572	3,851,709	—	(2,085,791)	1,765,918

Members’ equity	18,694,676	4,726,231	3,806,721	13,018	27,240,646	23,732,500	(5,173,288)	45,799,858
Foreign currency translation	(5,978)	—	—	—	(5,978)	—	—	(5,978)

TOTAL LIABILITIES AND MEMBERS’ EQUITY	$22,263,576	$4,786,490	$3,931,721	$104,590	$31,086,377	$23,732,500	$(7,259,079)	$47,559,798

*	There are no adjustments to the pro forma balance sheet for the acquisitions of Liquid Futures, LLC, Liquid Trading Institutional LLP, and Liquid Partners, LLC, as such acquisitions had occurred prior to July 31, 2012.

Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet

The adjustments to the unaudited pro forma balance sheet are as follows:

A	To reflect the founder contribution of Liquid Prime Holdings as if it were to have occurred as of January 1, 2012. The adjustments reflected are an increase in intangibles, net and members equity of $115,000.

The assets and liabilities of Liquid Prime Holdings will be recorded as of the acquisition date, October 5, 2012, at their respective fair values, under ASC Topic 805. The purchase price allocation is based on estimates of the fair value of assets acquired and liabilities assumed as follows:

Tangible assets:
Cash	$1,875,497
Fixed assets	263,503
Intangible assets:
Broker-dealer license	115,000

Total purchase price	$2,254,000

B	To reflect the acquisition of LTI as if the business combination were to have occurred as of January 1, 2012. The adjustments reflected are an increase in goodwill and members’ equity of 3,940,000.

On September 30, 2012, we completed our contribution of LTI. The assets and liabilities of LTI will be recorded as of the contribution date, at their respective fair values, under ASC Topic 805. The purchase price allocation is based on estimates of the fair value of assets acquired and liabilities assumed as follows:

Tangible assets:
Cash	$20,820
Receivables	1,243,535
Current liabilities	(125,000)
Goodwill	3,940,000

Total purchase price	$5,079,355

C	To reflect the acquisition of GMA as if the business combination were to have occurred as of January 1, 2012. The adjustments reflected are an increase in intangibles of $14,322,000 and goodwill of $5,369,000. There was a total increase to members’ equity of $19,961,000.

The assets and liabilities of GMA will be recorded as of the acquisition date, August 27, 2012, at their respective fair values, under ASC Topic 805. The purchase price allocation is based on estimates of the fair value of assets acquired and liabilities assumed as follows:

Tangible assets:
Cash	$55,224
Fixed Assets	48,538
Current liabilities	(91,572)
Intangible assets:
Tradenames	2,000
Trading Platform	14,320,000
Goodwill	$5,639,000

Total purchase price	$19,973,190

As no revenues have been generated related to the intangible assets as of July 31, 2012, no amortization of such intangible assets are reflected at July 31, 2012.

D	To record $283,500 of amortization of acquired intangibles from Fundsolve that would be amortized had they been acquired January 1, 2012. The amortizable asset is the software which is amortized over three years.

E	To reflect eliminations of intercompany receivables and payables.

LIQUID HOLDINGS GROUP, LLC

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF

OPERATIONS AND COMPREHENSIVE LOSS

FOR THE PERIOD FROM JANUARY 1, 2012 TO JULY 31, 2012

	Liquid Holdings Group, LLC	Liquid Futures, LLC	Fundsolve Limited	Liquid Prime Holdings, LLC	LTI, LLC	Green Mountain Analytics, LLC	Subtotal	Other Pro forma Adjustments**		Pro forma
		AA	BB	CC	DD	EE
Revenue	$212,458	$105,591	$34,163	$190,477	$—	$340,500	$883,189	$89,888	(FF)	$973,077
Consulting revenue	—	—	—	—	—	307,100	307,100	—		307,100

Total revenue	212,458	105,591	34,163	190,477	—	647,600	1,190,289	89,888		1,280,177
Cost of sales	90,735	57,658	5,529	86,394	—	340,005	580,321	—		580,321

Gross margin	121,723	47,933	28,634	104,083	—	307,595	609,968	89,888		699,856

Operating expenses
Share-based compensation	4,524,135	—	—	—	—	—	4,524,135	—		4,524,135
Share-based payments for consulting services	5,824,001	—	—	—	—	—	5,824,001	—		5,824,001
Impairment of goodwill and intangible assets	1,545,000	—	—	—	—	—	1,545,000	—		1,545,000
Professional fees	1,207,052	26,558	3,142	67,174	—	20,258	1,324,184	—		1,324,184
Consulting fees	484,546	300	—	13,170	14,000	114,933	626,949	—		626,949
Travel and entertainment	171,296	—	403	1,730	—	7,842	181,271	—		181,271
Rent	381,138	52,125	—	113,173	—	—	546,436	—		546,436
Salaries and wages	220,054	10,127	11,137	207,040	—	—	448,358	—		448,358
Depreciation and amortization	188,417	—	7,387	19,409	—	7,338	222,551	283,500	(GG)	506,051
Other	189,875	6,056	15,968	173,128	50	104,185	489,262	—		489,262

Total operating expenses	14,735,514	95,166	38,037	594,824	14,050	254,556	15,732,147	283,500		16,015,647

Income (loss) from operations, before interest expense and tax	(14,613,791)	(47,233)	(9,403)	(490,741)	(14,050)	53,039	(15,122,179)	(193,612)		(15,315,791)
Interest (income) expense	(24,211)	—	45,669	—	—	—	21,458	—		21,458
Gain on settlement of contingent consideration payable	(1,545,000)	—	—	—	—	—	(1,545,000)	—		(1,545,000)

Income (loss) from operations, before taxes	(13,044,580)	(47,233)	(55,072)	(490,741)	(14,050)	53,039	(13,598,637)	(193,612)		(13,792,249)
Income tax provision	—	—	—	—	—	—	—	—		—

Net loss	(13,044,580)	(47,233)	(55,072)	(490,741)	(14,050)	53,039	(13,598,637)	(193,612)		(13,792,249)
Other comprehensive income (loss)	—	—	—	—	—	—	—	—		—
Foreign currency translation	(5,978)	—	—	—	—	—	(5,978)	—		(5,978)

Total comprehensive income (loss)	$(13,050,558)	$(47,233)	$(55,072)	$(490,741)	$(14,050)	$53,039	$(13,604,615)	$(193,612)		$(13,798,227)

**	Liquid Partners, LLC is reflected in Liquid Holdings Group, LLC at July 31, 2012 as if the July 21, 2012 amendment were effective as of January 1, 2012.

Adjustments to Pro Forma Condensed Consolidated Statement of Operations and Comprehensive Loss

The adjustments to the pro forma consolidated statements of operations for the period ended July 31, 2012 are as follows:

AA	To reflect the operations of Liquid Futures as if the acquisition had occurred as of January 1, 2012. Included in this adjustment are the pre-acquisition operations for the period from January 1, 2012 through May 8, 2012.

BB	To reflect the operations of Fundsolve as if the acquisition had occurred as of January 1, 2012. Included in this adjustment are the pre-acquisition operations for the period from January 1, 2012 through July 31, 2012.

CC	To reflect the operations of Liquid Prime Holdings as if the acquisition had occurred as of January 1, 2012. Included in this adjustment are the pre-acquisition operations for the period from January 1, 2012 through July 31, 2012.

DD	To reflect the operations of LTI as if the acquisition had occurred as of January 1, 2012. Included in this adjustment are the pre-acquisition operations for the period from January 1, 2012 through July 31, 2012.

EE	To reflect the operations of GMA as if the acquisition had occurred as of January 1, 2012. Included in this adjustment are the pre-acquisition operations for the period from January 1, 2012 through July 31, 2012.

FF	To reflect the adjustment for revenues that were recorded in September 2012 relating to the GMA acquisition which related to services performed in July 2012.

GG	To record amortization of acquired intangibles from Fundsolve that would have been amortized had they been acquired January 1, 2012. The amortizable asset is the software which is amortized over three years.

LIQUID PREDECESSOR COMPANIES

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF

OPERATIONS AND COMPREHENSIVE LOSS

FOR THE YEAR ENDED DECEMBER 31, 2011

	Liquid Predecessor Companies	Centurion Partners, LLC	Liquid Futures, LLC	LTI, LLC	Green Mountain Analytics, LLC	Fundsolve Limited	Subtotal	Other Pro forma Adjustments	Pro forma
		HH	II	JJ	KK	LL		MM
Revenue	$63,950	$—	$—	$—	$308,171	$102,943	$475,064	$—	$475,064
Consulting revenue	—	—	—	—	170,000	—	170,000	—	170,000

Total revenue	63,950	—	—	—	478,171	102,943	645,064	—	645,064
Cost of sales	47,810	—	—	—	—	21,733	69,543	—	69,543

Gross margin	16,140	—	—	—	478,171	81,210	575,521	—	575,521
Operating expenses
Share-based compensation	—	—	—	—	222,552	—	222,552	—	222,552
Professional fees	342,731	144,076	5,540	4,000	5,510	6,696	508,553	—	508,553
Consulting fees	—	—	—	—	498,148	—	498,148	—	498,148
Offering expenses	137,642	—	—	—	—	—	137,642	—	137,642
Travel and entertainment	83,856	—	—	—	—	308	84,164	—	84,164
Outside services	67,516	—	—	—	—	—	67,516	—	67,516
Rent	—	585,749	—	—	—	—	585,749	—	585,749
Salaries and wages	39,647	483,551	—	—	—	9,166	532,364	—	532,364
Depreciation and amortization	—	—	—	—	22,240	3,770	26,010	809,000	835,010
Other	40,778	336,056	6,340	230	56,611	8,873	448,888	—	448,888

Total operating expenses	712,170	1,549,432	11,880	4,230	805,061	28,813	3,111,586	809,000	3,920,586

Income (loss) from operations, before interest expense and tax	(696,030)	(1,549,432)	(11,880)	(4,230)	(326,890)	52,397	(2,536,065)	(809,000)	(3,345,065)
Interest (income) expense	—	(60,000)	—	—	15,902	40,098	(4,000)	—	(4,000)
Realized and unrealized loss from investment	—	3,061,799	—	—	—	—	3,061,799	—	3,061,799

Income (loss) from operations, before taxes	(696,030)	(4,551,231)	(11,880)	(4,230)	(342,792)	12,299	(5,593,864)	(809,000)	(6,402,864)
Provision for taxes	—	—	—	—	—	11,357	11,357	—	11,357

Net income (loss)	(696,030)	(4,551,231)	(11,880)	(4,230)	(342,792)	942	(5,605,221)	(809,000)	(6,414,221)
Other comprehensive income (loss)	—	—	—	—	—	—	—	—	—

Total comprehensive income (loss)	$(696,030)	$(4,551,231)	$(11,880)	$(4,230)	$(342,792)	$942	$(5,605,221)	$(809,000)	$(6,414,221)

HH	To reflect the operations of Centurion Partners as if the acquisition had occurred as of the January 1, 2011. Included in this adjustment are the pre-acquisition operations for the period from January 1, 2011 through December 30, 2011.

II	To reflect the operations of Liquid Futures as if the acquisition had occurred as of the January 1, 2011. Included in this adjustment are the pre-acquisition operations for the period from January 1, 2011 through December 31, 2011.

JJ	To reflect the operations of LTI as if the acquisition had occurred as of the January 1, 2011. Included in this adjustment are the pre-acquisition operations for the period from January 1, 2011 through December 31, 2011.

KK	To reflect the operations of GMA as if the acquisition had occurred as of the January 1, 2011. Included in this adjustment are the pre-acquisition operations for the period from January 1, 2011 through December 31, 2011, as no revenues have been generated.

LL	To reflect the operations of Fundsolve as if the acquisition had occurred as of the January 1, 2011. Included in this adjustment are the pre-acquisition operations for the period from January 1, 2011 through December 31, 2011.

MM	To record $323,000 of amortization of acquired intangibles from Centurion Partners that would be amortized had they been acquired January 1, 2011.

The amortizable asset is the non compete agreements which are amortized over 2 years.

To record $486,000 of amortization of acquired intangibles from Fundsolve Limited that would be amortized had they been acquired January 1 , 2011.

The amortizable asset is the software which is amortized over 3 years.

For Green Mountain Analytics, LLC no amortization of acquired intangibles was recorded had they been acquired January 1 , 2011, as the company has determined the related revenue associated which such intangibles could not have occurred until August 2012, as they were not fully developed.

For Liquid Futures and LTI there were no amortizable intangible assets acquired to reflect.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with “Selected Consolidated Financial Data” and the financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements and involves numerous risks and uncertainties, including but not limited to those described in the “Risk Factors” section of this prospectus. Actual results may differ materially from those contained in any forward-looking statements. You should read “Special Note Regarding Forward-Looking Statements” and “Risk Factors.”

Overview

Liquid Holdings Group has developed and provides proprietary next generation software technology that seamlessly integrates trading, real-time risk management, accounting, reporting and administration tools in a single integrated platform for the financial services community. Our current and prospective customers include small to mid-sized hedge fund managers, asset managers, wealth management offices, family offices and financial institutions. We deliver our technology efficiently, quickly, and securely as a SaaS solution through the “cloud,” or as a software installation on our customer’s premises. The advanced feature set of our platform includes customizable and rapidly deployable multi-asset class trading software coupled with real-time risk management, accounting and reporting capabilities.

We believe that our platform offers superior performance when compared to legacy approaches and can significantly reduce the total cost of ownership for our customers by eliminating the need for separate subscriptions of numerous single purpose applications and reducing the level of IT personnel necessary to support and integrate those multiple applications.

Our platform offers the following features and capabilities:

•

A Single, Consolidated Portfolio View. We offer a single trade, order and position management solution for multiple asset classes such as equities, options, futures, fixed income securities and FX. Our customers can aggregate positions and risk metrics across all of their portfolios on a single screen. With our platform there is no need to purchase or integrate several external programs to consolidate risk management, accounting and reporting functions across asset classes;

•

Broker, Execution and Clearing Firm Neutral. We provide our customers with the independence to select their preferred broker execution venues and clearing relationships. Our technology is able to connect our customers seamlessly to prime brokers and over 100 liquidity destinations, including exchanges, broker-dealers, private securities exchanges and trading platforms, or dark pools, and electronic communication networks, or ECNs. We do not monetize, sell, or take the opposing side of our customers’ order flow, nor do we act as a market maker. Our technology allows our customers to be “broker neutral” in their choice of where a trade is executed, how it is sent to the market, and who executes and clears the trade. We have established connectivity with some of the most recognized prime brokers and banking platforms in the world, offering our customers the ability to access these relationships for capital introduction and execution services globally;

•

Real-Time Portfolio Risk Management and Scenario Analysis. The architecture of our platform enables our customers to perform highly complex computations of risk and project probabilistic scenarios using data feeds in real-time. This allows our customers to quantify the probability of portfolio risk based on variables that they input to simulate a macro or micro event based on historical market events. It also enables users to calculate theoretical values instantly for over a dozen historic market events and crashes to simulate portfolio performance in times of market volatility. Our platform automatically routes trade data to our risk management system for real-time analysis. We believe most of our competitors offer this type of analysis only on an end-of-day or as-requested basis; and

•

Accounting and Reporting Management, Fee Management, and Transaction Cost Analysis. Our accounting and reporting database was designed to reconcile a vast number of trades and their associated fees and transaction costs, giving traders and managers a clear and concise view of their portfolio accounting, including exchange/ECN fees, “soft dollar” arrangements, which are payments to brokerage firms for its services in terms of commissions as opposed to cash payments, and brokerage and accounting adjustments. Our flexible and scalable architecture allows traders, operations personnel and senior management to view customized reports on an individual, group, or enterprise wide basis.

History

We were formed on January 17, 2012 and commenced operations on April 24, 2012. We had no operations during any period prior to the period from April 24, 2012 through July 31, 2012, the period through which our audited historical consolidated financial statements are presented.

The significant milestones in our formation include:

•	the acquisition of our trading, accounting, reporting and administration technologies;

•	the acquisition of our risk management technology;

•	the acquisition of our broker-dealer and non-clearing FCM operations; and

•	the integration of these technologies, operations and other assets to provide our comprehensive technology platform.

Our acquisition of GMA, which originally developed our trading, accounting, reporting and administration technologies, was the key element in our formation. The acquisition of our risk management technology, its integration with our trading, accounting, reporting and administration technologies, and the acquisition of our broker-dealer and non-clearing FCM operations provided us with complementary technologies and capabilities, enabling us to provide a comprehensive technology platform to the financial services community.

Acquisition History. We acquired the entities and technology that comprise our business pursuant to the following transactions:

•

Green Mountain Analytics, LLC. Through our acquisition of GMA, we acquired the foundation of our trading technology. Prior to our acquisition, GMA was a financial software development company serving a diverse set of trading fund demographics with its proprietary trading technology. GMA was controlled by Mr. Ferdinand and Mr. Keller. Messrs. Ferdinand and Keller initially acquired their equity positions in GMA in 2008 and together acquired a controlling interest in GMA in 2011. We subsequently acquired GMA on August 27, 2012 pursuant to a contribution and exchange agreement entered into with the members of GMA, including entities controlled by Messrs. Ferdinand and Keller, pursuant to which the members of GMA contributed all of their outstanding equity interests in GMA to us. Pursuant to this transaction, we issued to the members of GMA 183 common units (including 59 common units and 59 common units to entities controlled by Messrs. Ferdinand and Keller, respectively) (representing     % of our outstanding shares of common stock upon completion of, but before giving effect to the shares being sold in, this offering (including     % and     % to entities controlled by Messrs. Ferdinand and Keller, respectively)).

•

Fundsolve Limited. Through our acquisition of Fundsolve, we acquired our risk management technology. We acquired Fundsolve on July 31, 2012 pursuant to a share purchase agreement with Fundsolve’s equity holders, including Mr. Davy, who subsequently became one of our directors. Prior to our acquisition, Fundsolve operated as a portfolio risk management company serving mid to large-sized hedge funds with its proprietary risk management technology. As consideration for our acquisition of Fundsolve, we agreed to issue to Fundsolve’s equity holders, upon the closing of this offering, an aggregate number of shares equal to 1.0% of our outstanding shares of common stock (including 0.4% of our outstanding shares of common stock to Mr. Davy) immediately after giving effect to the shares being sold in this offering.

•

Tragara Alpha Partners. We acquired certain intellectual property assets forming a component of our trading technology, including an algorithmic trading program, from Tragara Alpha Partners, owned by Samuel Gaer, on April 27, 2012. As consideration for this acquisition, we issued 52 common units to Mr. Gaer (representing     % of our outstanding shares of common stock upon completion of, but before giving effect to the shares being sold in, this offering).

•

Liquid View. We acquired the Liquid View software tool, which forms a component of our accounting technology, from entities controlled by Messrs. Ferdinand and Keller on July 30, 2012. In consideration for our acquisition, we made payments of $1,000,000 and $500,000 to entities controlled by Messrs. Ferdinand and Keller, respectively.

•

Liquid Partners, LLC. Liquid Partners was acquired by us to become our exclusive technology client. Liquid Partners provides us with an established customer base for our business and a select group of experienced traders and fund managers who generate valuable user feedback in the beta testing and development of our technology. Liquid Partners was initially acquired by Liquid Trading Holdings Limited, a company incorporated under the laws of Guernsey and controlled by Mr. Ferdinand, pursuant to a purchase agreement entered into with the members of Liquid Partners, including Edward Feigeles, one of our directors, Douglas J. Von Allmen, a holder of more than 5% of our common units, in December 2011. Liquid Trading Holdings Limited then contributed its equity interests in Liquid Partners to us in May 2012 in exchange for our assumption of Liquid Trading Holdings Limited’s obligations under the purchase agreement. In July 2012, we issued 90 common units to the former members of Liquid Partners (including 17 common units and 43 common units to Messrs. Feigeles and Von Allmen, respectively) (representing     % of our outstanding shares of common stock upon completion of, but before giving effect to the shares being sold in, this offering (including     % and     % to Messrs. Feigeles and Von Allmen, respectively)) as consideration due under the purchase agreement.

•

Liquid Prime Holdings LLC. Liquid Prime Holdings owns Liquid Prime Services, which is a broker-dealer registered with the SEC and a member of FINRA. The ownership of a registered broker-dealer enables us to facilitate ancillary execution services as a derivative of our technology business, allowing us to leverage our institutional relationships to pass on savings for execution services to our clients. Additional services we are able to provide include the facilitation of broker assisted over-the-counter transactions on our clients’ behalf. Liquid Prime Holdings was initially formed in 2011 by Mr. Ferdinand for the purpose of acquiring Liquid Prime Services and such acquisition was completed on October 27, 2011. On April 24, 2012, Mr. Ferdinand contributed to us all of the outstanding interests in Liquid Prime Holdings, such contribution becoming effective upon regulatory approval received on October 5, 2012.

•

Liquid Trading Institutional LLP. Liquid Trading Institutional is a FSA registered broker-dealer. The ownership of an FSA registered broker-dealer enables us to facilitate ancillary execution services in the U.K. as a derivative of our technology business, allowing us to leverage our institutional relationships to pass on savings for execution services to our clients. Prior to its acquisition by us, Liquid Trading Institutional was controlled by Messrs. Ferdinand and Keller. We acquired Liquid Trading Institutional pursuant to contribution agreements entered into with entities controlled by Messrs. Ferdinand and Keller on April 24, 2012 and an entity controlled by an unrelated third party on June 5, 2012, pursuant to which such entities contributed to us all of their outstanding equity interests in Liquid Trading Institutional, such contribution becoming effective upon regulatory approval received on July 2, 2012.

•

Liquid Futures, LLC. Liquid Futures is a non-clearing FCM registered with the CFTC and is a member of the NFA. The ownership of a non-clearing FCM enables us to facilitate ancillary execution services as a derivative of our technology business, allowing us to leverage our institutional relationships to pass on savings for execution services to our clients. Additional services we are able to provide include the facilitation of broker assisted over-the-counter transactions on our clients’ behalf. Liquid Futures was initially formed in 2011 by Messrs. Schaeffer and Ferdinand. Messrs. Schaeffer and Ferdinand subsequently contributed to us all of the outstanding interests in Liquid Futures on April 24, 2012, such contribution becoming effective upon regulatory approval received on May 9, 2012.

As consideration for the contributions of Liquid Prime Holdings, Liquid Trading Institutional and Liquid Futures, we issued an aggregate of 838 common units, including 194 common units, 324 common units and 304 common units to entities controlled by Messrs. Schaeffer, Ferdinand and Keller, respectively (representing     %,     % and     %, respectively, of our outstanding shares of common stock upon completion of, but before giving effect to the shares being sold in, this offering).

Capital Raising History. In addition to the acquisition transactions described above, prior to this offering, we have completed two capital raising transactions pursuant to which we issued common units in exchange for cash consideration. The first of these transactions was a $4.25 million sale of common units consummated through LTI (an entity formed by our founders, Messrs. Schaeffer, Ferdinand and Keller, for the purpose of raising this capital) in September, 2011. We acquired LTI in September 2012, in connection with which we issued an aggregate of 47 common units to the members of LTI (including 17 common units to Edward Feigeles, one of our directors) (representing     % of our outstanding shares of common stock upon completion of, but before giving effect to the shares being sold in, this offering (including         % to Mr. Feigeles)). The second of these transactions was a $12.5 million sale of our common units to an entity controlled by Mr. Von Allmen in July 2012. In that transaction we issued 93 common units to Mr. Von Allmen and, prior to December 24, 2012, we are required to issue to Mr. Von Allmen 20 additional common units (representing     % of our outstanding shares of common stock in the aggregate upon completion of, but before giving effect to the shares being sold in, this offering) pursuant to the terms of the subscription agreement.

Promissory Note. An entity controlled by Messrs. Ferdinand and Keller and an entity controlled by Mr. Schaeffer hold a 36.675% and 10% interest, respectively, in Liquid Trading International. Liquid Trading International, which is not a part of and is not consolidated under Liquid Holdings Group, operates as a principal-only trading firm domiciled in the United Kingdom. Liquid Trading International provides direct access to European equity markets as a member firm in order to give its members a wide choice of venues and economical sources of liquidity. Liquid Trading International, which is not a part of and is not consolidated under Liquid Holdings Group, is a customer of our technology platform, which it then markets to its own members, thereby providing us with a source of customer referrals.

On June 11, 2012, we loaned $5 million to Liquid Trading International pursuant to a demand promissory note bearing interest at an annual rate of 3.0%. We entered into this loan in order to provide Liquid Trading International LLP with the funds necessary to test our technology products with Credit Suisse AG. Liquid Trading International repaid $1,000,000 of principal on August 14, 2012, two installments of $500,000 each were repaid on September 25, 2012 and November 13, 2012, an installment of $50,000 was repaid on November 29, 2012 and an additional $500,000 was repaid on December 6, 2012. We expect this note will be fully repaid in February 2013.

Conversion to Corporation. We are currently a Delaware limited liability company. Prior to the completion of this offering, we will convert into a Delaware corporation and change our name from Liquid Holdings Group, LLC to Liquid Holdings Group, Inc. In connection with the conversion, all of our outstanding common units will convert into shares of our common stock at a ratio of                      to                     .

Financial Overview

We were formed on January 17, 2012 and commenced operations on April 24, 2012. Accordingly, we were engaged primarily in start-up operations during the period from April 24, 2012 through July 31, 2012. Our primary sources of revenues during such period were generated primarily through our non-clearing FCM subsidiary from commissions earned on the facilitation of agency transactions on behalf of customers. Our primary expenses during such period were in support of existing operations and the pursuit of ongoing business opportunities. However, the discussion below reflects our anticipated primary sources of revenues and primary expenses on a going forward basis.

Revenue

We generate revenue primarily from the sale of products and related services, including maintenance and support. Our revenue is comprised of the following:

Software revenue. We sell our software in two ways: direct customer sales and volume based institutional licensing. Direct customer revenue sales are generated through software licensing, SaaS fees and transactional based fees. Institutional licensing revenue is generated through software licensing, SaaS fees, integration and customization fees and hosting and gateway fees. We generally recognize software revenue at the time of software delivery, provided all other revenue recognition criteria have been met. We expect our software revenue to increase in absolute dollars as we continue to add new hedge funds, other asset managers and financial institutions to our customer base.

Services revenue. We generate services revenue from sales of maintenance and support contracts, which are bundled with sales of our software, and from subsequent renewals of those contracts. Most of our services are offered on a time-and-material basis at a blended hourly rate for all services. We recognize services revenue ratably over the duration of the contract, and as a result, the impact on services revenue will lag any shift in software revenue because software revenue is recognized when software is sold and revenue criteria are satisfied, whereas services revenue is recognized ratably over the contract term. We expect our services revenue to increase in absolute dollars as we increase our customer base.

Brokerage revenue. While we anticipate that sales of our software and services will make up the substantial majority of our revenues going forward, we will generate a portion of our revenue through commissions and execution fees paid by the customers of our broker-dealer and non-clearing FCM subsidiaries for broker assisted over-the-counter transactions. We generally recognize brokerage revenue on a trade date basis.

Cost of Revenue

Our cost of revenue consists primarily of cost of software revenue and cost of services revenue. In addition, our cost of revenue includes payments to brokers who receive a percentage of the commissions and execution fees generated by our broker-dealer and non-clearing FCM subsidiaries.

Cost of software revenues includes all direct costs to produce and distribute our software, including data center and support personnel, depreciation and maintenance related to equipment located at our hosting service provider, salaries and benefits.

Cost of services revenues includes all direct costs to provide our services, which primarily include salaries, consulting and outside services, and benefits for our professional services personnel. We recognize expenses related to our professional services organization as they are incurred, while any associated professional services revenues are recognized ratably over the subscription term.

We expect that our cost of revenue will increase in the future as we grow our business, add new customers and increase services to existing customers, and need to support the implementation, hosting and support of those new customers and increased services. We also expect that our cost of revenue as a percentage of total revenue could fluctuate from period to period depending on growth of our services business and any associated costs relating to the delivery of services, and the timing of significant expenditures. Additionally, we recognize services expenses as incurred while we recognize services revenue ratably over the subscription term. We intend to continue to invest additional resources in expanding the delivery capability of our software and other services. The timing of these additional expenses could affect our cost of revenue, both in terms of absolute dollars and as a percentage of total revenues, in any particular quarterly or annual period.

Operating Expenses

Research and development. Research and development expenses are expensed as incurred. These expenses include salaries, benefits and payments to third parties for research and development of our software. We focus our research and development efforts on continuously improving our platform with new and expanded features. We believe that continued investment in our technology is critical for our future growth, and as a result, we expect research and development expenses to increase in absolute dollars although they may fluctuate as a percentage of total revenue.

Sales and marketing. Sales and marketing expenses consist primarily of personnel and related expenses for our sales and marketing staff, including salaries, benefits, bonuses, commissions; costs of marketing and promotional events, corporate communications, online marketing, product marketing and other brand-building activities. We intend to continue to invest in sales and marketing and expect spending in these areas to increase as we continue to expand our business both domestically and internationally. We expect sales and marketing expenses to be among the most significant components of our operating expenses.

General and administrative. General and administrative expenses consist of personnel costs and costs of facilities and IT as well as costs related to our executive, finance and human resources functions, as well as professional services costs. Professional services costs consist primarily of outside legal and accounting services. Other costs will include amortization of intangible assets resulting from acquisitions, amortization of capitalized software and stock based compensation costs. We expect our general and administrative expenses to increase substantially as we continue to expand our operations, hire additional personnel and transition from being a private company to a public company. In transitioning to a public company, we expect to incur additional expenses related to increased outside legal counsel assistance, accounting and auditing activities, compliance with the SEC requirements and enhancing our internal control environment through the adoption and administration of new corporate policies.

Interest Income

Interest income to date has consisted primarily of interest earned on our note receivable from Liquid Trading International. In June 2012, we loaned Liquid Trading International $5,000,000, pursuant to a promissory note payable upon demand, but in any event no later than May 31, 2013 for the purpose of providing Liquid Trading International the necessary funds to test our technology platform with Credit Suisse AG. This note bears interest at a rate of 3.0% per annum, which interest is payable upon demand. At July 31, 2012, there was approximately $12,227 of accrued interest under this note. Liquid Trading International repaid $1,000,000 of principal on August 14, 2012. Two additional installments of $500,000 each were repaid on September 25, 2012 and November 13, 2012, an installment of $50,000 was repaid on November 29, 2012 and an additional $500,000 was repaid on December 6, 2012. We expect this note will be fully repaid in February 2013.

Interest income also includes income earned on our invested cash balances. We expect interest income will vary each reporting period depending on the amount outstanding under the aforementioned note and our average invested balances during the period and market interest rates.

Gain on Settlement of Contingency Consideration Payable

On July 21, 2012, the Centurion Agreement was amended to accelerate the share issuance contemplated in the original agreement and calls for LHG to issue an aggregate number of Class A common units equal to 7.60% of the aggregate issued and outstanding equity securities of LHG at such date (or 90 Class A common units) to the selling members of Centurion for the purchase price and eliminated all prior purchase price measurements and the contingent consideration. As a result of the July 21, 2012 amendment, the Company eliminated the prior liabilities due to the selling members and recorded a gain on settlement of contingent consideration payable of $1,545,000.

Income Taxes

To date, we have conducted our U.S. operations as Liquid Holdings Group, LLC, a pass through entity for tax purposes that files its income tax return as a partnership for U.S. federal and state income tax purposes. As a result, we have not been subject to U.S. federal or state income taxes as the related tax consequences have been reported by our individual members. We may be subject to state taxes in certain states that may assess capital taxes or taxes based on gross receipts. We also have subsidiaries in foreign jurisdictions, which are subject to local income taxes.

In connection with our conversion to a Delaware corporation prior to the completion of this offering, we will change our status from a limited liability company to a corporation and, accordingly, we will become taxable as a corporation for U.S. federal and state tax purposes.

As at July 31, 2012 we have a New York City Unincorporated Business Tax net operating loss carryover, or NOL, of approximately $11.5 million. We will no longer have this NOL upon conversion to a corporation.

Results of Operations

We were formed on January 17, 2012. We commenced operations on April 24, 2012 and we had no operations during any period prior to this date. As a result, we are not able to present financial results for any prior periods. The audited combined historical financial statements of our predecessor entities are provided elsewhere in this prospectus, are summarized under the heading “Selected Consolidated Financial Data” and are discussed further below. However, our predecessor businesses are not comparable to our current business or our business as conducted in the period from our commencement of operations on April 24, 2012 to July 31, 2012. Because any direct comparison of our financial results to the financial results of our predecessor entities would not be meaningful, we have not presented a comparison of our results to the financial results of our predecessor entities in this Management’s Discussion and Analysis of Financial Condition and Results of Operations. Further, because the discussion of our results below reflects our operations during the period in which we were starting up our operations, includes the results of acquired businesses only from the respective dates of acquisition and also does not include the results of certain businesses, including GMA and Liquid Prime Holdings, which were acquired subsequent to July 31, 2012, they should not be considered indicative of our anticipated results on a going forward basis.

Our Company

Our results of operations discussed below reflect our operations during the period in which we were starting up our operations, include the results of acquired businesses only from the respective dates of acquisition and do not include the results of certain businesses, including GMA and Liquid Prime Holdings, which were acquired subsequent to July 31, 2012. As a result, these results should not be considered indicative of our anticipated results of operations on a going forward basis.

Revenues

The financial statements reflect the results of our operations from the date we commenced commercial operations on April 24, 2012 through July 31, 2012. During this period, we generated revenue of $212,458. As we were engaged primarily in start-up operations during this period, our sales efforts were significantly limited. Revenues during this period were generated primarily through commissions paid by the customers of our non-clearing FCM subsidiary for broker assisted over-the-counter agency transactions.

Cost of Revenues and Gross Margin

Cost of revenues was approximately $90,735 during the period from April 24, 2012 through July 31, 2012. These costs consisted primarily of payouts to brokers who receive a percentage of the commissions generated at our non-clearing FCM subsidiary. These brokers are registered with our non-clearing FCM subsidiary and receive strictly commission based compensation.

Gross profit equals revenues less costs of revenues. Gross profit was approximately $121,723 for the period from April 24, 2012 through July 31, 2012, with a gross margin of 57%.

As we were engaged primarily in start-up operations during the period and for the other reasons discussed above, cost of revenues, gross profit and gross margin should not be considered indicative of our cost of revenues, gross profit and gross margin on a going forward basis.

Operating Expenses

Operating expenses were approximately $14.7 million during the period from April 24, 2012 through July 31, 2012. The largest factors impacting our operating expenses during the period related to non-cash employee compensation of $10.3 million, consisting of equity grant compensation and equity grant consulting expenses of approximately $4.5 million and $5.8 million, respectively, relating to equity grants provided to various employees, to consultants for services rendered to us, and to various individuals who committed to participate as directors. Other fees and expenses included impairment of goodwill and intangible assets of $1,545,000, professional fees of $1,207,052, consulting fees of $484,546, rent expenses of $381,138, salaries and wages expenses of $220,054, amortization expenses of $188,417, travel and entertainment expenses of $171,296 and other expenses of $189,875. We determined goodwill was impaired as a result of an independent valuation to determine the fair value of Liquid Partners.

Interest Income

Interest income during the period from April 24, 2012 through July 31, 2012, was negligible, and related to interest earned on our note receivable from Liquid Trading International LLP and income earned on our cash and cash equivalents. To date, we have generally invested our cash in money-market funds. We expect to invest our cash and cash equivalents in short-term, interest bearing, investment grade securities, certificates of deposit or government securities going forward.

Income Taxes

As a limited liability company, we were treated as a partnership for the purposes of U.S. federal and most applicable state and local income tax during the start-up period from April 24, 2012 through July 31, 2012. Accordingly, no provision was been made for U.S. federal and state income taxes in the accompanying financial statements, since all items of income or loss were required to be reported on the income tax returns of the members, who are responsible for any taxes thereon.

Net Loss

During the period from April 24, 2012 through July 31, 2012, as a result of the factors discussed above, we incurred a net loss of approximately $13.1 million.

Predecessor Entities

The results discussed below reflect the revenue and expenses of our predecessor entities for the year ended December 31, 2011. The individual entities that comprise the predecessor entities are Liquid Prime Holdings, Liquid Prime Services, Centurion Capital Group and Liquid Trading Holdings Limited, which are related through the common control of Mr. Ferdinand. The following table and related discussion do not incorporate the financial results of our other subsidiaries, including GMA, Liquid Futures, Liquid Trading Institutional, Fundsolve, LHG Technology Services Ltd. or LTI. Further, all significant intercompany accounts and transactions have been eliminated in the audited historical financial statements of our predecessor entities. For these and other reasons, the results of operations of our predecessor entities are not comparable to our results of operations for the period from April 24, 2012 through July 31, 2012 or any other period, nor should they be considered indicative of our results on a going forward basis.

Revenues

The financial statements reflect the results of our predecessor entities’ operations for the year ended December 31, 2011. During this period, our predecessor businesses generated total revenue of $63,950, primarily through research advisory services performed by Taconic Capital prior to its acquisition by Liquid Prime Holdings.

Cost of Revenues, Gross Profit and Gross Margin

Cost of revenues was approximately $47,810 for the year ended December 31, 2011. These costs consisted primarily of compensation paid out to the principal of Taconic Capital for research advisory services performed prior to its acquisition by Liquid Prime Holdings.

Gross profit (loss) equals revenues less costs of revenues. Gross profit was approximately $16,140 for the year ended December 31, 2011, with a gross margin of 25%.

Operating Expenses

Operating expenses were approximately $712,170 during the year ended December 31, 2011, including professional and consulting fees of $410,247, offering expenses of $137,642, travel and entertainment expenses of $83,856, salaries and wages of $39,647 and other expenses of $40,778. The majority of these fees and expenses related to the support of existing operations and the pursuit of ongoing business opportunities.

Net Loss

During the year ended December 31, 2011, our predecessor entities incurred a net loss of approximately $696,030.

Liquidity and Capital Resources

Overview

At July 31, 2012, our cash and cash equivalents of approximately $2.6 million were held for working capital purposes. Our operations have historically been financed through private sales of our equity securities and, more recently, cash generated from operations. We believe that our existing cash and cash equivalents, together with the net proceeds to us from this offering, and cash generated from our operations, will be sufficient to meet our anticipated cash needs for at least the next 12 months. Our future capital requirements will depend on many factors including our growth rate, the timing and extent of spending to support development efforts, the expansion of sales and marketing activities, the introduction of new and enhanced products and services offerings, and the continuing market acceptance of our software. In the event that additional capital is required from outside sources, we may not be able to raise it on terms acceptable to us or at all. If we are unable to raise additional capital when desired or needed, our business, operating results, liquidity and financial condition would likely be materially and adversely affected.

The following table sets forth a summary of our cash flows for the period from April 24, 2012 to July 31, 2012:

For the period April 24, 2012 to July 31, 2012
Net cash used in operating activities	$(1,903,632)
Net cash used in investing activities	(2,031,019)
Net cash provided by financing activities	6,525,304
Effect of exchange rate changes on cash and cash equivalents	(7,995)

Net increase in cash and cash equivalents	$2,582,658

Cash Flows from Operating Activities

Operating activities used approximately $1.9 million of cash during the period from April 24, 2012 to July 31, 2012. The cash used in operating activities primarily resulted from our net loss of approximately $13.1 million due to the significant expenses we incurred for equity grant compensation, startup activities and preparation to become a public company, offset by non-cash charges of $10.5 million as well as a net change of approximately $0.6 million in our net operating assets and liabilities. Non-cash charges consisted of $10.3 million in equity grant compensation. The net change in our operating assets and liabilities was primarily the result of approximately $1.4 million in accrued expenses incurred in support of start-up activity. These expenses include general operating expenses, costs incurred in the pursuit of ongoing business opportunities and expenses relating to this offering.

Cash Flows from Investing Activities

Cash used in investing activities for the periods from April 24, 2012 to July 31, 2012 was approximately $2.0 million, and was primarily the result of $1.5 million to purchase intangible assets, primarily developed technology used in our platform, and approximately $1.9 million in contributions made to Liquid Prime Holdings LLC, to be used primarily for the capitalization of Liquid Prime Holdings for regulatory purposes. This was offset by cash received with acquisitions of approximately $1.4 million.

Cash Flows from Financing Activities

For the periods from April 24, 2012 to July 31, 2012, financing activities provided approximately $6.5 million in cash, respectively, primarily as a result of proceeds from the private sale of our equity securities.

Regulatory Capital

The SEC, CFTC, NFA, FINRA, FSA and other U.S. and non-U.S. regulators have stringent rules requiring that we maintain specific minimum levels of regulatory capital in our broker-dealer subsidiaries. As of July 31, 2012, on a separate company basis, we were required to and did maintain approximately $1.2 million of minimum net capital in the aggregate across all jurisdictions. Regulators continue to evaluate and modify minimum capital requirements from time to time in response to market events and to improve the stability of the international financial system.

Contractual Obligations and Commitments

The following summarizes our contractual obligations and commitments as of July 31, 2012 (in thousands):

	Payments Due by Period
	Total	Less Than 1 Year	Years 1-3	Years 4-5	More Than 5 Years
		(in thousands)
Operating leases(1)	$6,586	$988	$2,076	$2,189	$1,333

(1)	Consists of contractual obligations from non-cancellable office space under operating leases.

Quantitative and Qualitative Disclosure about Market Risk

We are exposed to market risks in the ordinary course of our business. These risks primarily include risk related to interest rates, foreign currency exchange rates and inflation.

Interest Rate Risk

We had cash and cash equivalents of approximately $2.6 million as of July 31, 2012. This amount was and is held primarily in cash deposits and money market funds for working capital purposes. Our primary exposure to market risk is interest rate sensitivity, which is affected by changes in the general level of the interest rates in the United States. Due to the short-term nature of these instruments, a sudden change in market interest rates would not be expected to have a material impact on our financial condition, liquidity or results of operations.

Foreign Exchange Risk

Our sales contracts are primarily denominated in U.S. dollars. A portion of our operating expenses are incurred outside the United States and are denominated in foreign currencies and are subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in the British pound. Additionally, fluctuations in foreign currency exchange rates may cause us to recognize transaction gains and losses in our statement of operations. To date, foreign currency transaction gains and losses have not been material to our financial statements, and we have not engaged in any foreign currency hedging transactions. As a result, we believe we currently have limited exposure to foreign currency exchange rates, and therefore we do not intend to enter into foreign currency hedging transactions. If our foreign operations increase, our exposure to foreign currency exchange rate fluctuations may increase and we could, if we deemed appropriate, enter into foreign currency hedging transactions to help mitigate such exposure.

Inflation

We do not believe that inflation has had a material effect on our business, financial condition, liquidity or results of operations to date. Nonetheless, if our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition, liquidity and results of operations.

Internal Control and Procedures

Prior to the completion of this offering, we have been a private company with limited accounting personnel to adequately execute our accounting processes and limited other supervisory resources with which to address our internal control over financial reporting. In connection with the preparation of our financial statements for the period from April 24, 2012 to July 31, 2012, our independent registered public accounting firm identified and communicated three material weaknesses in our internal controls over financial reporting to our Board of Directors. A material weakness is a deficiency, or a combination of deficiencies, that creates a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected on a timely basis. The three material weaknesses related to our lack of: (i) internal controls and sufficient personnel to identify, analyze, record and report the accounting effects of the terms of agreements and contracts in accordance with U.S. GAAP; (ii) internal controls to safeguard and archive records to support amounts recorded in the financial statements; and (iii) policies, procedures and controls to identify, authorize, approve, monitor and account for and disclose related party transactions and arrangements, including those transactions outside the normal course of business, in the financial statements in accordance with U.S. GAAP. These material weaknesses resulted in audit adjustments to our financial statements which were identified by our independent registered public accounting firm.

We have begun taking steps and plan to take additional steps to remediate the underlying causes of our material weaknesses, primarily through the development and implementation of formal policies, improved processes, upgraded financial accounting systems and documented procedures, as well as the hiring of additional finance personnel. We hired a Chief Financial Officer in September 2012 and are in the process of hiring additional individuals with appropriate knowledge, experience and ability to fulfill our obligations to comply with the accounting and reporting requirements applicable to public companies.

Notwithstanding the identified material weaknesses, management believes our and our predecessors’ consolidated financial statements included in this prospectus fairly represent in all material respects our financial condition, results of operations and cash flows at and for the periods presented in accordance with U.S. GAAP.

Assessing our procedures to improve our internal control over financial reporting is an ongoing process. We are currently not required to comply with Section 404 of the Sarbanes-Oxley Act, or Section 404, and are therefore not required to make an assessment of the effectiveness of our internal control over financial reporting. As a result, our management did not perform an evaluation of our internal control over financial reporting as of July 31, 2012. Further, our independent registered public accounting firm has not been engaged to express, nor has it expressed, an opinion on the effectiveness of our internal control over financial reporting.

For the year ending December 31, 2014, pursuant to Section 404, our management will be required to deliver a report that assesses the effectiveness of our internal control over financial reporting. In addition, under current SEC rules, when we are no longer an emerging growth company, our independent registered public accounting firm will be required to report on the effectiveness of our internal control over financial reporting.

Critical Accounting Policies

Our consolidated financial statements have been prepared in accordance with U.S. GAAP. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses, and related disclosure of contingent liabilities at the date of our financial statements. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances. We evaluate our estimates and assumptions on an ongoing basis. Actual results may differ from these estimates. To the extent that there are material differences between these estimates and our actual results, our future financial statements will be affected.

Our significant accounting policies are presented in the notes to our audited consolidated financial statements for the period from April 24, 2012 through July 31, 2012 which are contained in this prospectus. The significant accounting policies that are most critical and aid in fully understanding and evaluating the reported financial results include the following:

As a result of the factors described below, our revenues and earnings are subject to substantial fluctuation from period to period based on a variety of circumstances, many of which are beyond our control. An increase in financial market activity, will generally result in increases in our revenues and earnings as our activity levels increase. Conversely, a general market retrenchment will typically lead to decreased revenues and earnings as a result of decreased activity. Accordingly, results for any historical period are not necessarily indicative of similar results for any future period.

Revenue Recognition

Securities transactions and related commissions revenue are recorded on a trade date basis. Revenue from sales of other securities is recorded when the securities are sold.

Business Combinations, Goodwill and Other Intangibles

Assets acquired and liabilities assumed are recorded at their fair values on the date of acquisition. The cost to be allocated in a business combination includes consideration paid to the sellers, including cash and the fair values of assets acquired and liabilities assumed. Both direct (e.g., legal and professional fees) and indirect costs of the business combination are expensed as incurred. Certain agreements to acquire entities include potential additional consideration that is payable, contingent on the acquired company maintaining or achieving specified earnings levels in future periods. The fair value of any contingent consideration would be recognized on the acquisition date with subsequent changes in that fair value reflected in income. The consolidated financial statements and results of operations reflect an acquired business from the date of acquisition.

An intangible asset is recognized as an asset apart from goodwill if it arises from contractual or other legal rights or if it is separable (i.e. capable of being separated or divided from the acquired entity and sold, transferred, licensed, rented, or exchanged).

The judgments that are made in determining the estimated fair value assigned to each class of assets acquired and liabilities assumed, as well as asset lives, can materially impact net income in periods following a business combination. Traditional approaches used to determine fair value include the income, cost and market approaches. The income approach presumes that the value of an asset can be estimated by the net economic benefit to be received over the life of the asset, discounted to present value. The cost approach presumes that an investor would pay no more for an asset than its replacement or reproduction cost. The market approach estimates value based on what other participants in the market have paid for reasonably similar assets. Although each valuation approach is considered in valuing the assets acquired, the approach or combination of approaches ultimately selected is based on the characteristics of the asset and the availability of information.

Goodwill is an asset representing the future economic benefits arising from other assets acquired in a business combination that are not individually identified and separately recognized. Goodwill is reviewed for impairment at least annually. The goodwill impairment test is a two-step test. Under the first step, the fair value of the reporting unit is compared with its carrying value (including goodwill). If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit and the entity must perform step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation and the residual fair value after this allocation is the implied fair value of the reporting unit goodwill. Fair value of the reporting unit is determined using a discounted cash flow analysis. If the fair value of the reporting unit exceeds its carrying value, step two does not need to be performed.

In December 2010, the FASB issued Accounting Standards Update, or ASU, 2010-28, Intangibles—Goodwill and Other (Topic 350): When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts, a consensus of the FASB Emerging Issues Task Force (Issue No. 10-A). ASU 2010-28 modifies Step 1 of the goodwill impairment test under ASC Topic 350 for reporting units with zero or negative carrying amounts to require an entity to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that a goodwill impairment exists, an entity should consider whether there are adverse qualitative factors, including the examples provided in ASC Paragraph 350-20-35-30, in determining whether an interim goodwill impairment test between annual test dates is necessary. The ASU allows an entity to use either the equity or enterprise valuation premise to determine the carrying amount of a reporting unit. ASU 2010-28 was effective for fiscal years, and interim periods within those years, beginning after December 15, 2010 for a public company.

Other intangibles with definite lives are amortized over their useful lives. All other intangibles are assessed at least annually for impairment. If impairment is indicated, an impairment loss is calculated as the amount by which the carrying value of an intangible asset exceeds its estimated fair value.

Share Based Compensation

We account for our stock-based compensation expense in accordance with Accounting Standards Codification, or ASC, 718, Compensation—Stock Compensation. Stock grants are issued to employees at prices equal to the estimated fair value of our common units or stock at the grant dates. Stock grants generally vest immediately. Compensation expense is recognized over the period during which an employee is required to provide services in exchange for the award.

We account for equity-based transactions with nonemployees in accordance with ASC Subtopic 505-50, Equity—Equity-Based Payments to Non-Employees. All transactions with nonemployees in which goods or services are received in exchange for equity-based instruments are accounted for based on the fair value of the consideration received or the fair value of the equity-based instruments issued, whichever is more reliably measurable. We generally base the fair value on the equity-based instruments issued. We measure the fair value of the equity-based instruments issued in exchange for goods or services at the earlier of the date on which the counterparty completes the performance obligation or the date on which a performance commitment is reached. A performance commitment exists at the date of grant if it is probable that the counterparty will perform under the contract because the counterparty is subject to disincentives in the event of nonperformance that are sufficiently large to make performance probable at that date.

Impairment of Long-Lived Assets

Long-lived assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Determination of recoverability is generally based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition, as well as specific appraisal in certain instances. Measurement of an impairment loss for long-lived assets that management expects to hold and use is based on the fair value of the asset as estimated using a cash flow model. Long-lived assets to be disposed of are reported at the lower of carrying amount or fair value less costs to sell.

JOBS Act

In April 2012, the JOBS Act was enacted. Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. Thus, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of this extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for other companies.

Recent Accounting Pronouncements

In July 2012, the FASB issued ASU No. 2012-02, Testing Indefinite-Lived Intangible Assets for Impairment. This ASU allows an organization to first assess qualitative factors to determine whether it is necessary to perform the quantitative impairment test for indefinite-lived intangible assets. An organization that elects to perform a qualitative assessment is required to perform the quantitative impairment test for an indefinite-lived intangible asset if it is more likely than not that the asset is impaired. The ASU is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted. We adopted the provisions of this ASU as of April 24, 2012. We believe that adoption of this guidance will not have a material impact on our consolidated financial statements.

BUSINESS

Overview

Liquid Holdings Group has developed and provides proprietary next generation software technology that seamlessly integrates trading, real-time risk management, accounting, reporting and administration tools in a single integrated platform for the financial services community. Our current and prospective customers include small to mid-sized hedge fund managers, asset managers, wealth management offices, family offices and financial institutions. We deliver our technology efficiently, quickly, and securely as a SaaS solution through the “cloud,” or as a software installation on our customer’s premises. The advanced feature set of our platform includes customizable and rapidly deployable multi-asset class trading software coupled with real-time risk management, accounting and reporting capabilities.

We believe that our platform offers superior performance when compared to legacy approaches and can significantly reduce the total cost of ownership for our customers by eliminating the need for separate subscriptions of numerous single purpose applications and reducing the level of IT personnel necessary to support and integrate those multiple applications.

Liquid Holdings Group was founded to develop and provide a seamless securities trading technology solution to meet a demonstrated need in the financial services community for global market access, risk management and portfolio accounting and reporting services. During the financial crisis, with high rates of asset management redemptions and the unpredictable nature of financing markets, it was clear to our founders that superior technology was needed to enable more informed decision making, manage risk better and provide broad access to liquidity. In addition, as a result of the Dodd-Frank Act, many financial institutions have exited or plan to exit proprietary trading, which has caused many traders to leave institutions to establish small to mid-sized funds. All of these funds require a cost effective technological solution to meet their trade execution, risk management and accounting and reporting needs.

The acquisition of a controlling equity interest in GMA by Brian Ferdinand, our President and one of our founders, and Robert Keller, another one of our other founders and a director of our company, provided the key element of our development as a technology company by establishing our trading technology and developing our accounting, reporting and administration technologies. The acquisition of our risk management technology, its integration with our trading, accounting, reporting and administration technologies, and the acquisition of our broker-dealer and non-clearing FCM operations give us a comprehensive platform for our target market. Our platform utilizes a core framework shared among all of its components, which allows us to deliver an integrated, scalable and customizable software solution to participants in the financial services community.

We have been able to attract a seasoned team of executive management and a Board of Directors with extensive industry experience. With our enterprise scale and technology architecture, we believe Liquid Holdings Group has created the technology standard for trading, global risk management, and account management in terms of features, security, reliability, and cost for participants in the financial services community.

Our platform offers the following features and capabilities:

•

A Single, Consolidated Portfolio View. We offer a single trade, order and position management solution for multiple asset classes such as equities, options, futures, fixed income securities and FX. Our customers can aggregate positions and risk metrics across all of their portfolios on a single screen. With our platform there is no need to purchase or integrate several external programs to consolidate risk management, accounting and reporting functions across asset classes;

•

Broker, Execution and Clearing Firm Neutral. We provide our customers with the independence to select their preferred broker execution venues and clearing relationships. Our technology is able to connect our customers seamlessly to prime brokers and over 100 liquidity destinations, including exchanges, broker-dealers, private securities exchanges and trading platforms, or dark pools, and electronic communication networks, or ECNs. We do not monetize, sell, or take the opposing side of our customers’ order flow, nor do we act as a market maker. Our technology allows our customers to be “broker neutral” in their choice of where a trade is executed, how it is sent to the market, and who executes and clears the trade. We have established connectivity with some of the most recognized prime brokers and banking platforms in the world, offering our customers the ability to access these relationships for capital introduction and execution services globally;

•

Real-Time Portfolio Risk Management and Scenario Analysis. The architecture of our platform enables our customers to make highly complex computations of risk and project probabilistic scenarios using data feeds in real-time. This allows our customers to quantify the probability of portfolio risk based on variables that they input to simulate a macro or micro event based on historical market events. It also allows enables users to calculate theoretical values instantly for over a dozen historic market events and crashes to simulate portfolio performance in times of market volatility. Our platform automatically routes trade data to our risk management system for real-time analysis. We believe most of our competitors offer this type of analysis only on an end-of-day or as-requested basis; and

•

Accounting and Reporting Management, Fee Management, and Transaction Cost Analysis. Our accounting and reporting database was designed to reconcile a vast number of trades and their associated fees and transaction costs, giving traders and managers a clear and concise view of their portfolio accounting, including exchange/ECN fees, “soft dollar” arrangements, and brokerage and accounting adjustments. Our flexible and scalable architecture allows traders, operations personnel and senior management to view customized reports on an individual, group, or enterprise wide basis.

We sell our platform in two ways: directly to customer and through volume based institutional licensing. Direct sales are primarily focused on hedge funds and other asset managers who seek more effective and cost efficient trading and risk management solutions, robust technology and access to prime brokerage services. Institutional licensing is focused on financial institutions seeking to reduce their technology, infrastructure, and support expenditure. Direct customer revenue is earned through software licensing, SaaS fees and transactional based revenue. Institutional licensing revenue is earned through software licensing, SaaS fees, integration and customization fees, hosting and gateway fees, and recurring annual maintenance fees.

We believe that hedge funds and other asset managers need a comprehensive, cost effective way to manage their trading and exposure. The economics for hedge funds and other asset managers who currently use disparate technology offerings creates a market opportunity for us. We believe that the costs to license, maintain, and integrate technology for all but the largest funds are daunting due to complexity and interconnectivity of marketplaces, the increasing mix of asset classes to trade, the demand from investors for increased transparency, and ever-changing regulatory requirements.

Larger institutions are facing similar economic and regulatory pressures. Many large institutions are suffering from a decrease in trading volume, compressed commission margins, and technology sprawl due to new regulation and the need to connect and trade multiple asset classes. At the same time, we believe that technology budgets at large institutions are under pressure and many technology managers are being charged with reducing costs and headcount. Because our platform can be securely delivered as a SaaS offering, the need for costly investment in infrastructure and connectivity can be significantly reduced or eliminated. In addition, our platform, by its already integrated nature, can obviate the need for additional support personnel, and the cadre of developers, project managers, and testers required for complex development and maintenance of integration software to tie together disparate technology offerings.

Our Strengths

Our strengths include:

•

State of the Art Technology. Our technology platform utilizes a state of the art flexible and scalable framework-based technology architecture that integrates order, trade, execution, real-time risk and portfolio management as well as accounting and reporting software for multiple asset classes on a single platform;

•

Cross-Asset, Multi-Currency, Broker, Execution and Clearing Firm Neutral Platform. We have designed a cross-asset, multi-currency, broker, execution and clearing firm neutral platform providing our customers with access to over 100 sources of liquidity, including connectivity to top-tier investment banks and prime brokers. Using industry standard protocols, our platform has the ability, following basic certification procedures, to connect to any prime broker, exchange, dark pool or institution globally. We are able to efficiently integrate and interconnect our platform with the existing infrastructure of these institutions;

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SaaS Delivery. We are able to deliver our technology platform to customers using a SaaS delivery model. Our SaaS delivery option increases efficiency, reduces customer infrastructure costs and accelerates deployment. The SaaS capability allows our customers to deliver our platform to their employees and end-users within days or even hours of our completing the sales cycle. Our SaaS delivery model enables us to realize and provide efficiencies and economies of scale in delivering and supporting our software in the following ways:

•	Our centralized server-based delivery of software makes installation, upgrades and support easy to implement and gives us the ability to control the user experience and quality of service;

•	The economics inherent in deploying our software makes SaaS delivery beneficial for both us and our customers by optimizing the utilization of servers and reducing fixed costs; and

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SaaS delivery enables our customers to deliver our technology to their employees and other end-users on any device, anywhere, anytime, thereby giving them greater flexibility in how and where they use our technology platform;

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Strong and Experienced Management and Board of Directors. Our seasoned management team has, individually and collectively, decades of experience in delivering innovative technology and working in the financial services community. Our senior management team includes the former Chairman of NYMEX, the Chairman and former Chief Executive Officer of NYSE Blue, a subsidiary of NYSE Euronext, and the former Chief Executive Officer of ECHOtrade, a high volume, 400-manager proprietary algorithmic trading firm. In addition to these individuals, our Board of Directors also includes the Chairman and Chief Executive Officer of NIC Holding Corp., a company engaged in trading petroleum on the futures exchanges and spot markets, the manager of Nexus Capital Limited, an affiliate of Soros Fund Management, a former partner at both Centurion Capital Management and BDI Capital Management, the former Chief Information Officer of both NYMEX and FINRA, the Managing Principal of Fish & Richardson with his practice specializing in intellectual property law, the co-founder of ECHOtrade, the former head of trading at BP North America, the founder of Options IT, a provider of private financial cloud services to the global financial community, and a former general partner of Goldman, Sachs & Co.; and

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Strong Capital Position. As of July 31, 2012, on a pro forma basis as further adjusted for this offering, we had $         million of cash and cash equivalents, which we believe positions us well to continue to enhance our technology and marketing efforts and to execute our growth strategy and withstand economic and market challenges.

Our Strategy

We intend to position ourselves as a provider of value added software solutions that integrate trading, real-time risk management, accounting, reporting and administration tools for multiple asset classes on a single platform. We believe our unique software design allows us to deliver a comprehensive suite of products and services at a price point that is lower than that currently offered by our competitors for comparable products and services. The following are key elements of our strategy:

•	Bringing a combination of an integrated technology platform, competitive pricing and efficient product delivery that is disruptive to the current marketplace;

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Providing a superior product and an economical solution to underserved segments of the financial services community such as small to mid-sized hedge fund managers, asset managers, wealth management offices and family offices;

•	Providing larger financial institutions with an attractive, cost effective and integrated solution for internal use and licensing to their clients;

•	Growing our market share through internal development and selective acquisitions; and

•	Extending our global reach by entering into additional international and developing markets in which we believe there will be demand for our products and services.

Our Products and Services

Our proprietary technology platform offers a comprehensive solution for participants in the financial services community, seamlessly integrating trading, real-time risk management, accounting, reporting and administration tools in a single interactive platform. At the core of our platform are trading, real-time risk management and accounting and reporting technologies. These technologies, integrated into a single platform, allow our customers to automate and integrate front-office trading functions, middle-office risk management and reporting functions, and back-office accounting functions. We believe our platform enables our customers to focus on core operations, better monitor and manage investment performance and risk, improve operating efficiency, make more informed decisions and reduce operating costs. Our platform’s SaaS delivery option allows our customers to deliver products to their employees and other end-users on any device, anywhere, anytime, creating flexibility in how, when and where our technology is used. Our platform also offers a fully customizable interface enabling users to tailor the execution system for the local user environment.

Trading Technology. Our proprietary trading technology is a cross-asset, multi-currency anonymous execution trading solution with connectivity to over 100 sources of liquidity, venues where buyers meet sellers, bids and offers are provided and trades are executed, including current connectivity with five prime-brokers, and multiple dark pools, exchanges and market makers. Our trading technology enables a single trade, order, and position management solution for multiple asset classes such as equities, options, futures, fixed income securities and FX. Our trading technology is designed to be broker, execution, and clearing firm neutral, allowing our customers to choose any broker-dealer to execute and/or clear their trades.

Our trading technology provides extensive functionality and is accessible through a user-friendly and fully customizable interface. The customizable trader interface features dynamic window tabbing, custom visual filter alerts, user created lists and symbol groups, window linking, extensive color and font selections, data refresh rate settings, alerts regarding securities that are difficult to borrow, and multi sorting capabilities. Using a core framework for user profiles and layouts, our trading technology provides traders the unique ability to access their saved profiles from anywhere. Our proprietary sharing mechanism also enables circulation of profiles across multiple users instantly.

Our trading technology’s blotter window, the screen a trader uses to create and manage orders, is a powerful tool with custom grouping, filtering, and subtotaling capabilities for accurate real-time profit and loss, or P&L, monitoring and risk management across multiple accounts and users. The blotter window enables our customers to review all positions and risk metrics for all of their positions in a combined format. There is no need for filters, add-ons, or external programs to consolidate risk or P&L positions. By allowing our customers to set custom grouping characteristics, both traders and managers can accurately gauge their true cumulative market exposure. In addition, traders can enter, view, and modify live orders across multiple accounts directly from the blotter window, providing them an efficient, centralized trade management mechanism. Our trading solution can be used as a free standing technology, and is also available in a fully integrated platform with our accounting and reporting and risk management tools.

Risk Management Technology. Our proprietary risk management technology was built and designed for continuous on-demand risk management calculations. While we believe most of our competitors’ solutions generally offer this type of analysis on an end-of-day or as-requested basis, our technology is designed to perform highly complex computations of risk and project probabilistic scenarios in real-time. Our risk management solution’s capabilities include end-to-end risk, portfolio, and volatility management as well as value-at-risk stress and scenario tests. This technology enables users to calculate theoretical values instantly for over a dozen historic market shocks and crashes to simulate portfolio performance in times of market volatility. It also allows our customers to quantify the probability of portfolio risk based on variables that they input to simulate a macro or micro event based on historical market events. Our risk management technology can be used as a free standing technology and is also available in a fully integrated platform with our trading, accounting, reporting and administration tools.

Accounting and Reporting Technology. Our proprietary accounting, reporting, fee management and transaction cost analysis database is designed to reconcile vast amounts of trades and their associated fees. The accounting database gives traders and managers a clear and concise view of their portfolio accounting, including exchange/ECN fees, “soft dollar” arrangements, brokerage and accounting adjustments. The accounting and reporting software uses a web-based portal, providing managers and customers with instant access to accounts. Its multi-platform delivery capability to platforms such as Windows, Mac, iPad, iPhone, and Android provides our customers with significant flexibility. Our accounting and reporting technology can be used as a free standing procut technology and is also available in a fully integrated platform with our trading and risk management tools.

Support and Maintenance. We offer full time multi-tier support services to all of our customers to assist in the successful implementation of our platform and to optimize our customer’s use of our platform during the terms of their subscription and support and maintenance contracts. Our internal logging system tracks request for support from the time they are reported through their resolution, ensuring quality and consistency of service. We utilize remote access, system diagnostic and network traffic analyzing tools to quickly pinpoint and resolve support requests allowing our staff to diagnose issues remotely and economically. On an ongoing and as-needed basis, we plan to expand and update our technical support documentation using manuals, online videos and FAQ/Wiki pages. Typical methods of communication from and to customers include traditional voice (telephone) as well as instant messaging, or IM, email, text (SMS) messages, and broadcast messages within the software. Once we are notified of a support issue, it is logged into our tracking system and assigned a severity level. Efficient resolution is accomplished by routing workflow through “tiers” of support. If an issue cannot be timely resolved, it is escalated to the next Tier. Tier 1 Support Staff constantly monitor phone, email and IM for any incoming requests. Upon discovery or notification, all incidents and bugs are entered into our internal management tracking tool and routed to the correct department for resolution. If a support issue cannot be resolved within the Tier 1 parameters, it will be escalated to Tier 2 or Tier 3 to more experienced and senior staff for notification and resolution. Once a particular trader’s operation is impacted to a greater level of severity, an escalation process is implemented and senior management at the Company are immediately notified and kept informed regarding problems and time to resolution estimates.

Broker-dealers and Non-clearing FCM. Through our broker-dealer entities, Liquid Prime Services and Liquid Trading Institutional, and our non-clearing FCM entity, Liquid Futures, we are able to facilitate ancillary execution services for our customers as a derivative of our technology business, allowing us to leverage our institutional relationships to pass on savings for execution services through lower commission rates to our customers. Additional services include the facilitation of broker assisted over-the-counter transactions on our customer’s behalf. Our broker-dealers and non-clearing FCM do not handle customer funds or provide clearing services, and do not risk our capital or participate in any proprietary trading ventures.

Our Technology

We believe that our platform provides an intuitive and customizable solution that facilitates high levels of adoption with limited need for training. Our technology platform is developed in a proprietary manner, with its core written in Java, a widely used programming language. We have designed our SaaS platform with a thin-client architecture, which does not require our customers to install large complex software on their own computer and is accessible via a standard web browser, providing robust and secure capabilities in an enterprise solution. Our proprietary technology platform stores all of our customers’ trading information for analytics. We believe the architecture of our products significantly lowers the total cost of ownership for our customers. Our infrastructure is robust with several layers of redundancy built into the software and our network. By utilizing carrier neutral data centers, we believe that we provide our customers with low latency and optimized connectivity. We use industry standard security and encryption and host our core software in secure, industry standard data centers. We believe these data centers are the principal data centers for a very large percentage of the financial institutions and vendors serving the financial services sector. All connectivity between data centers and offices has multiple geographically diverse pathways provided by different carriers to reduce specific vendor risk.

Trading. The core of our trading technology is comprised of a framework that offers an application programming interface, or API, for accessing components and services. Strong adherence to modern programming paradigms and use of patterns make the framework very flexible and provide a host of deployment options. Most of the services can reside on different machines. Our trading technology also offers a unique and flexible architecture built around loosely coupled services and set on an easily expandable core infrastructure. Since our trading technology is data provider neutral, the interface exposed by the services allows applications to request specific data regardless of the provider. An example of such a service is our Quote Management System, which can be powered by a number of plug-ins for different data vendors at the same time.

Our trading technology can also accept order generation via automated trading strategies through its exposed API, and is capable of receiving reports for executions done on another venue. This feature allows traders the ability to both automate their order flow, and also monitor, manage, and exit their positions with all the benefits of a “screen based” platform. These features are especially useful for a growing segment in the marketplace where the speed and sophistication of automation is essential, but powerful tools for portfolio and position management are also critical.

Some of the application features include:

•	multiple brokers and multiple accounts capabilities;

•	data provider neutral;

•	real-time analytics and P&L with various filtering and grouping display;

•	risk management tools;

•	advanced order types and simulated order types;

•	basket trading and symbol grouping;

•	powerful user management with levels of access, subordination and cross-accounts monitoring; and

•	profile management system with sharing capabilities.

Risk Management. Data extrapolated from the core database is channeled into our risk management mechanism which provides real-time income statement, fund performance, stress testing, and risk analysis in a user-friendly format. These reports are calculated on a five second time delay, and output is generated in a portable document. This additional layer of risk management is a tool for our direct customers and institutional licensees alike, particularly due to its intuitive interface and output mechanism. These reports can be distributed several ways, including automated email attachment, mobile (iPad, iPhone and Android devices) and web-based HTML5 format.

Accounting and Reporting. Our technology’s integrated database also incorporates a proprietary solution for monitoring trade data, reconciling accounts, trades, and income statement management. This administrative technology aggregates trade data across brokers, clearing firms and accounts into a reporting format for administration and accounting, in real-time. These reports can also be distributed several ways, including automated email attachment, mobile (iPad, iPhone and Android devices) and web-based HTML5 format.

Research and Development

The responsibilities of our research and development department include product management, product development, quality assurance and technology operations. Our research and development department is located primarily in our New York City headquarters.

Parts of our core software technology were developed by entities which we acquired. Our team has integrated these technologies into one seamless platform, creating a differentiated solution for participants in the financial services community. To achieve optimal performance from our systems, we are continuously rewriting and upgrading our software. Use of the latest technology not only improves our performance but also helps us attract and retain talented developers. We are continuously refining our automated and integrated, real-time systems for trading, risk management, accounting, reporting and administration. In addition, we supplement our own research and development by outsourcing certain research and development projects to third-party service providers. We retain all intellectual property rights to any technology developed by our third-party service providers. The standards and policies of our research and development department set firm guidelines for build development, and ensure not only high reliability and performance, but also future scalability. As of June 30, 2012, we had six employees in research and development.

Customers

Our current and prospective customers are primarily small to mid-sized hedge fund managers, asset managers, wealth management offices, family offices and financial institutions. Our technology platform is available to our customers as an entire suite or customers can purchase products a la carte. As of October 31, 2012, we had 38 customers, consisting of small to mid-sized hedge funds. Our customers are primarily located in the United States.

Sales and Marketing

We sell our platform through direct customer sales and through wholesale institutional licensing. Our direct sales customers are primarily small to mid-sized hedge fund managers, asset managers, and wealth management offices, who generally seek more effective and cost efficient trading, risk management, accounting and reporting solutions with robust execution and access to prime brokerage services. Institutional licensing customers are typically larger broker-dealers and mid to large-sized hedge funds seeking to reduce their technology and infrastructure costs by outsourcing software development related to trade execution, risk management, and accounting and reporting internally and to their customers.

We develop sales pipelines and enhance brand awareness through our marketing initiatives. Our marketing programs target industry executives, technology professionals and senior business leaders. Our principal marketing initiatives include: lead identification, conference attendance and networking events, direct sales through industry contacts, partnerships and joint marketing efforts.

As of November 30, 2012, we had three employees in sales and marketing. Our sales team is organized with staff in New York and London. Our senior management contributes significantly to the sales effort because of their knowledge of the company product and services offerings and their extensive network in the target customer bases.

Competition

The market for asset management and financial institutions software is rapidly evolving and highly competitive and fragmented. This market is subject to changing technology, shifting customer needs and frequent introductions of new products and services. Competitors vary in size, scope of services offered and geographic presence.

There are three principal service areas where we face significant competition:

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Trading Technology: Since we support multiple asset classes, we compete with numerous technology vendors who provide order and execution management software. These include Bloomberg L.P., The Bank of New York Mellon Corporation, or BNY Mellon, ConvergEx Group, Fidessa Group PLC, ION Trading, Investment Technology Group, Inc., or ITG, Orc Software Inc., Goldman, Sachs & Co. through its REDIPlus platform, SunGard Data Systems Inc. and Trading Technologies International, Inc.;

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Accounting and Administration: Due to the comprehensive nature of our post-trade services, we compete with several major and small administrators that provide accounting and administration software and services, including BNY Mellon, The Citco Group Limited, Cogency Software, Inc., Northern Trust Corp., SEI Investments Co., SS&C Technologies Holdings, Inc. and State Street Corporation; and

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Risk and Portfolio Management Solutions: There are numerous risk management solutions software providers in the market. We compete with Imagine Software Inc., MSCI Inc. through its Riskmetrics business and Risk Resources LLC.

In addition to technology companies, we also compete against certain broker-dealers who provide trading software similar to ours. These competitors include BTIG LLC, Conifer Securities (which recently announced its proposed acquisition by Jones Trading Institutional Services LLC), Interactive Brokers LLC, Lightspeed Financial, Inc. through its Lightspeed Trader platform and Wells Fargo through its Merlin Securities business.

We believe we compete favorably in each of these areas based on total cost of ownership, our comprehensive approach, ease of use, scalability and flexibility, integration, security, reliability, the brokerage services, liquidity available through the platform, the speed of execution, asset class coverage and risk management capabilities. We also believe our broker, execution and clearing firm neutrality is attractive to many prospective customers. We believe our ability to offer customers a single platform to access all the above mentioned services desired by participants in the financial services community is an important competitive advantage. Our competitive position is also bolstered by the breadth of workflow functionalities we offer across the entire transaction lifecycle, including pre-trade, trade and post-trade services.

Intellectual Property

To protect our intellectual property, we rely primarily on patent, trademark, copyright and trade secret law. As of August 1, 2012, we have filed an omnibus provisional patent application with the USPTO directed to our integrated technology platform with trade execution, risk management, accounting and reporting capabilities. To date, no patent has issued under this application and we have not been issued any other patents covering our technology platform. In the coming year, we plan to convert the provisional patent application into a series of utility patent applications directed to various aspects of our integrated technology platform. We have developed and own proprietary software to operate our integrated technology platform and have also licensed certain commercially available software.

As part of our strategy to protect our proprietary technologies and our intellectual property rights from unauthorized parties that may attempt to copy aspects of our products or obtain and use our trade secrets or other confidential information, we generally enter into confidentiality agreements with our employees, consultants and end-user customers, and generally limit access to and distribution of our proprietary information and proprietary technology.

Regulation

Our securities and derivatives businesses are subject to substantial regulation by U.S. federal and state regulatory agencies and derivatives, futures and securities exchanges and self-regulatory organizations, which can result in, among other things, substantial compliance costs. There are a number of proposals pending before federal, state, and foreign legislative and regulatory bodies (including changes in interpretation or enforcement) that could subject some or all of our businesses to increased regulation and/or additional regulatory and/or compliance costs.

These existing and proposed laws and regulations can be costly to comply with and can increase our operating costs, require significant management time and attention, and subject us to claims or other remedies, including fines or demands that we modify or cease existing business practices. Additionally, their constant fluctuation also presents us with certain uncertainties as to whether it may be exempted or may otherwise seek certain safe harbors from these regulations. As a global service provider to participants in the financial markets, to the extent that different regulatory regimes impose inconsistent or iterative requirements on the conduct of our business, we will face complexity and additional costs in our compliance efforts.

We provide passive communication technology to institutional investors, such as money managers and hedge funds, that enables such investors to communicate with executing brokers, prime brokers and clearing firms with respect to securities orders that such investors may place with third party brokers through our platform. We do not conduct our technology business in or through our broker-dealers. As such, we must ensure that our technology activities and our compensation structure therefor would not result in our acting as an unregistered broker-dealer or investment adviser that could subject us to, among other things, regulatory enforcement actions, monetary fines, restrictions on the conduct of our technology business, and rescission/damages claims by customers who use our technology.

Overview of U.S. Regulation

Our U.S. broker-dealer subsidiary is subject to the rules and regulations of the Securities and Exchange Act of 1934 and rules promulgated there under by the SEC, as well as the laws, rules and regulations of certain states. Additionally, we operate a non-clearing FCM subsidiary that is subject to the Commodity Exchange Act, or CEA, and rules promulgated there under by the CFTC. Additionally, these subsidiaries are subject to the requirements of various self-regulatory organizations such as FINRA and the NFA and our foreign affiliates are similarly regulated under the laws and institutional framework of the countries in which they operate.

U.S. broker-dealers and FCMs are generally subject to laws, rules and regulations that cover all aspects of the securities and derivatives business, including:

•	Sales methods and trade practices;

•	Use and safekeeping of customers’ funds and securities;

•	Capital structure and use of margin;

•	Recordkeeping;

•	Privacy of confidential customer information;

•	Financing of customers’ purchases;

•	Conduct of directors, officers, and other employees; and

•	Periodic audits of brokerage firms for adherence to the foregoing.

In addition, the businesses that we may conduct are limited by our agreements with FINRA and NFA. These self-regulatory organizations examine their members’ entry into new businesses, and each requires advance notice and, in most circumstances, an application to be filed and approved before the company’s business operations can be expanded. This process can be time-consuming, costly, and may not be successful. Likewise, participation in new business lines, including trading of new products or participation on new exchanges or in new countries often requires governmental and/or exchange approvals, which may take significant time and resources. As a result, we may be prevented from entering new businesses that may be profitable in a timely manner, or at all.

Broker-Dealer Subsidiary, Liquid Prime Services, Inc.

Liquid Prime Services is a wholly-owned subsidiary registered as a broker-dealer with the SEC and in the State of New York and is a member of FINRA (CRD # 127818), and with FINRA serving as its designated self-regulatory organization, or DSRO. Broker-dealers are subject to regulations covering all aspects of the securities business, including sales and trading practices, public offerings, publication of research reports, use of customers’ funds and securities, capital structure, record keeping and the conduct of directors, managers, officers and employees, and are also regulated by securities administrators in those states where they do business. Violations of regulations governing a broker-dealer’s actions could result in censure, fine, the issuance of cease-and-desist orders, the suspension or expulsion from the securities industry of a broker-dealer or its officers or employees, or other similar consequences. Liquid Prime Services also conducts trading in government securities. The Department of Treasury has promulgated regulations concerning, among other things, capital adequacy, custody and use of government securities and transfers and control of governmental securities subject to repurchase transactions. The rules of the Municipal Securities Rulemaking Board, which are enforced by FINRA, govern the municipal securities activities of Liquid Prime Services.

Liquid Prime Services is also subject to FINRA approval with respect to changes in the broker-dealer’s equity ownership that results in one person or entity, directly or indirectly, owning or controlling 25% or more of such equity ownership. Such FINRA approval would be triggered upon a change in the indirect ownership at the 25% or greater level occurring with respect to Liquid Prime Services. As a result of these regulations, our future efforts to sell shares or raise additional capital may be delayed or prohibited by FINRA. FINRA approval would also be required with respect to the direct or indirect acquisitions or transfers of 25% or more in the aggregate of the broker-dealer’s assets or any asset, business or line of operations that generates revenues comprising 25% or more in the aggregate of the broker-dealer’s earnings measured on a rolling 36-month basis. FINRA conflict of interests rules may make it difficult for the broker-dealer to participate in any public offering of the Company’s securities. In addition, FINRA approval would be required in respect of any “material change in business operations” by the broker-dealer, including but not limited to, acting as a dealer, underwriter or market maker for the first or engaging in a new business activity that would require the broker-dealer to maintain a higher minimum level of net capital under the SEC’s net capital rule. In addition, increasing the number of offices or registered personnel in any one-year period could constitute a “material change in operations” that could require FINRA approval.

The broker-dealer is subject to “early warning” notifications to the SEC, FINRA and certain states in the event that its net capital falls below certain levels, or it fails to maintain required books and records, or it becomes subject to a material inadequacy or weakness in its financial reporting, among other things. In addition, the broker-dealer could become subject to risk assessment reporting to the SEC that would require it to disclose certain ownership positions and other information with respect to certain affiliates of the broker-dealer.

The foregoing is not intended to represent an exhaustive discussion of the extensive regulation to which the broker-dealer is subject, but rather is intended to highlight certain regulatory issues that could, or would, impact the broker-dealer.

Non-Clearing FCM Subsidiary, Liquid Futures, LLC

Liquid Futures is a is a wholly-owned subsidiary registered with the CFTC as a non-clearing FCM and is a member of NFA (NFA # 0435521), and with NFA serving as its DSRO. Similar to broker-dealers, FCMs are subject to regulations covering all aspects of their derivatives business, including sales and trading practices, position limits, publication of research reports, segregation of customers’ funds and securities, net capital requirements, record keeping and the conduct of directors, managers, officers and employees. Violations of regulations governing a broker-dealer’s actions could result in censure, fine, the issuance of cease-and-desist orders, the suspension or expulsion from the derivatives industry of an FCM or its officers or employees, or other similar consequences.

Liquid Futures is subject to CFTC approval with respect to changes in the FCM’s equity ownership that results in one person or entity, directly or indirectly, owning or controlling 10% or more of such equity ownership. As a result of these regulations, our future efforts to sell shares or raise additional capital may be delayed or prohibited by the CFTC.

Net Capital Requirements

The SEC, FINRA, CFTC, NFA and other regulatory agencies within the U.S. have stringent rules and regulations with respect to the maintenance of specific levels of net capital by regulated entities. Generally, a broker-dealer’s and/or an FCM’s capital is its net worth plus qualified subordinated debt less deductions for certain types of assets, and requires that at least a minimum part of a broker-dealer’s assets be maintained in a relatively liquid form. Additionally, NFA requires that its non-clearing FCMs maintain at all times net capital of a least $1,000,000.

Our failure to maintain the required net capital could result in suspension or revocation of our registration by the SEC or CFTC and our suspension or expulsion by FINRA or the NFA could ultimately lead to our liquidation or the liquidation of one of our subsidiaries. If net capital rules are changed or expanded, or if we incur an unusually large charge against net capital, our operations that require an intensive use of capital could be limited. Such operations may include dealing activities, marketing and the financing of customer account balances. The SEC, CFTC, FINRA and NFA also impose rules that require notification when net capital falls below certain predefined criteria, dictate the ratio of debt-to-equity in the regulatory capital composition of a broker-dealer (with resepct to the SEC and FINRA) and FCM (with respect to the CFTC and NFA), and constrain the ability of a broker-dealer and FCM to expand its business under certain circumstances. Additionally, the net capital and other regulatory rules impose requirements that may have the effect of prohibiting a broker-dealer and FCM from distributing or withdrawing capital and requiring prior notice to the SEC, CFTC, FINRA and NFA for certain capital withdrawals.

Supervision and Compliance

Our broker-dealer and non-clearing FCM subsidiaries each have their own respective compliance departments which support and seek to ensure proper operations of their businesses. The philosophy of these compliance departments, and of our company as a whole, is to comply with applicable laws and regulations when they engage in the business of providing investment services to their customers. To accomplish this, our subsidiaries have adopted policies and procedures to handle wide-ranging compliance issues such as trade and audit trail reporting, financial operations reporting, enforcement of short sale rules, enforcement of margin rules and pattern day trading restrictions, review of employee correspondence, archival of required records, execution quality and order routing reports, approval and documentation of new customer accounts, anti-money laundering and anti-fraud surveillance, internal ethics procedures, and procedures to safeguard confidential client and company information.

Each broker-dealer and non-clearing FCM subsidiary has a designated compliance officer who coordinates compliance procedures required by their respective regulatory organizations and seeks the assistance of legal counsel to draft and edit their procedures. These designated compliance officers, plus certain other senior staff members, are registered principals with supervisory responsibility over the various aspects of the subsidiaries’ business. Staff members in each subsidiary’s compliance department or in other departments of each subsidiary are also registered with FINRA, NFA, or other regulatory organizations, as appropriate.

The PATRIOT Act and Increased Anti-Money Laundering Obligations

With the passage of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, or the PATRIOT Act, financial institutions are required to, now more than ever, know certain information about their customers and monitor transactions for suspicious financial activities. The PATRIOT Act contains anti-money laundering, or AML, and financial transparency laws and mandates the implementation of various new regulations applicable to broker-dealers, FCMs, and other financial services companies, including standards for verifying customer identification at account opening and obligations to monitor customer transactions and detect and report suspicious activities to the government. Institutions subject to the PATRIOT Act are required to implement specialized employee training programs, designate an AML compliance officer and submit to independent audits of the effectiveness of the compliance program. AML laws outside the United States contain similar provisions. There are significant criminal and civil penalties that can be imposed for violations of the PATRIOT Act, and significant fines and regulatory penalties can be imposed for violations of other governmental and self-regulatory organization AML rules.

As required by the PATRIOT Act and other rules, our broker-dealer and non-clearing FCM subsidiaries have established comprehensive AML and customer identification procedures, designated AML compliance officers, and trained their employees regarding AML issues and procedures. Our broker-dealer and non-clearing FCM subsidiaries also rely on the assistance of their respective clearing firms to monitor customer accounts for suspicious activity. These subsidiaries face risks that their policies, procedures, technology and personnel directed toward complying with the PATRIOT Act are insufficient and that they could be subject to significant criminal and civil penalties due to noncompliance. Such penalties could materially and adversely affect us, our financial condition and our operating results. Our broker-dealer and non-clearing FCM subsidiaries also face substantial risks that the AML policies and procedures adopted by third parties, upon whom these firms rely for AML assistance, could fail or prove inaccurate.

“Know-Your- Customer” and Suitability Obligations

Registered broker-dealers and FCMs traditionally have been subject to a variety of rules that require them to know their customers, or KYC, and to provide “suitable” advice for their customers. Generally, KYC rules require regulated entities to use reasonable diligence in regard to the opening and maintenance of every account and to know (and retain) the essential facts concerning every customer. These rules require that the “essential facts” known about customers must be those that permit the firm to (a) effectively service the customer’s account, (b) act in accordance with any special handling instructions for the account, (c) understand the authority of each person acting on behalf of the customer, and (d) comply with applicable laws, regulations, and rules.” This generally requires our broker-dealer and non-clearing FCM subsidiaries to know: (1) the name of any person authorized to act on behalf of the customer; and (2) any limits on that person’s authority which the customer has communicated to the member firm.

Suitability rules established by regulators also require registered broker-dealers and FCMs to capture factors concerning a customer’s investment profile (e.g., age, investment experience, time horizon, liquidity needs and risk tolerance). These rules also require that a registered firm obtain and consider relevant customer-specific information when making an investment recommendation, and require firms to use reasonable diligence to obtain a customer’s investment profile. In addition to the policies and procedures adopted by the firm’s subsidiaries to comply with AML regulations, these subsidiaries have established internal controls, including extensive procedures for opening new accounts, which assist them in complying with the KYC and suitability rules.

Privacy Requirements

The Gramm-Leach-Bliley Act, or GLB, directs regulatory agencies to adopt rules to prohibit financial services firms from disclosing to a nonaffiliated third party any nonpublic, personal information about a client, unless the financial services firm has provided the client notice of a firm’s privacy policy and the client has not directed that the information not be disclosed. Pursuant to this mandate, the SEC has adopted Regulation S-P under the Securities and Exchange Act of 1934, or Regulation S-P, and the CFTC has adopted Part 160 of the CFTC regulations under the CEA, or Part 160. In short, Regulation S-P and Part 160 both require registrants to establish a written privacy policy pertaining to consumer financial information and provide the privacy notice to customers at the time the account is opened and annually thereafter (and if required, provide and obtain customer “opt out” notices as required). Based on its legal requirements, our broker-dealer and non-clearing FCM subsidiaries have adopted policies to protect the confidentiality of client information and have enacted policies and procedures to properly safeguard this information.

Business Continuity Planning

Federal regulators and industry self-regulatory organizations have passed a series of rules that require firms to maintain business continuity plans that describe what actions firms would take in the event of a disaster (such as a fire, natural disaster or terrorist incident) that might significantly disrupt operations. Just as a disaster is an event that makes the continuation of normal functions impossible, a disaster recovery plan consists of the precautions taken so that the effects of a disaster will be minimized, and the firm will be able to either maintain or quickly resume mission-critical functions—i.e., to enable the firm to continue operating, to reestablish operations, or to transfer a firm’s business to other companies with minimal disruption to customers.

Our broker-dealer and non-clearing FCM subsidiaries have developed business continuity plans that describe the steps that they would take in the event of various problematic scenarios. These plans are designed to minimize the costs of recovery, avoid confusion and reduce exposure to error in the recovery process, and avoid duplication of effort during the recovery process. These subsidiaries have established backup worksites that would be utilized in the event of a significant outage at their main places of operation. In addition, these subsidiaries have established procedures to strengthen their infrastructure, and have contracted with third party service providers to supply them with back-up databases and trading systems.

The Dodd-Frank Act

The enactment of the Dodd-Frank Act also introduced regulatory uncertainty that may impact the businesses of several of the firm’s operating subsidiaries, and will result in additional regulation of our broker-dealer and non-clearing FCM subsidiaries by the CFTC, the SEC, FINRA, NFA, and other regulatory organizations. The legislation calls for the imposition of expanded standards of care by market participants in dealing with clients and customers, including providing the SEC with authority to adopt rules establishing fiduciary duties for broker-dealers and directing the SEC to examine and improve sales practices and disclosure by broker-dealers. The Dodd-Frank Act also contains provisions designed to increase transparency in over-the-counter derivatives markets, including requiring the registration of all swap dealers and security-based swap dealers, and the clearing and execution of swaps through regulated facilities (subject to limited exceptions, including swaps with non-financial end-users and swaps that are not cleared by a clearing agency), in accordance with CFTC and SEC rulemaking.

The implications of the Dodd-Frank Act on our businesses will depend to a large extent on the final rules that will be adopted by the Federal Reserve Board, the Federal Deposit Insurance Corporation, the SEC, the CFTC and other agencies to implement the legislation, as well as the development of market practices and structures under the regime established by the legislation and the implementing rules. Similar reforms are being considered by other regulators and policy makers worldwide. Our subsidiaries do not currently trade in swaps or security swaps to an extent that would require further registration and regulation under the Dodd-Frank Act. Although the implications of the Dodd-Frank Act on us are currently limited, we will continue to assess our business, risk management, and compliance practices to conform to developments in the regulatory environment.

Sarbanes Oxley Act of 2002

As a public company, we will be partially subjected to the requirements of the Sarbanes-Oxley Act of 2002, or SOX. We are in the process of designing, implementing, and testing our internal controls in order comply with this obligation; however, as a small reporting company, we rely on certain regulatory relief from SOX. First, the Dodd-Frank Act provides us with an exemption from the requirement for an independent outside audit report on our internal control over financial reporting. Second, the JOBS Act provides certain regulatory relief from SOX for “emerging growth” companies. Currently, we are considered an emerging growth company, and are thus permitted to gradually phase-in certain post initial public offering controls. We expect SOX will require us to incur expenditures in the near term to develop systems and hire and train personnel to comply with these requirements, with these costs increasing over time as we grow. In addition, as a public company, we expect to incur additional costs for external services such as legal, accounting and auditing.

Foreign Regulation

Our international subsidiaries are subject to regulation in the various jurisdictions where they have operations. The most significant of our international subsidiaries is Liquid Trading Institutional, registered to do business in the U.K. as brokerage company. As with those U.S. subsidiaries subject to applicable rules, the ability of Liquid Trading Institutional, which is regulated by the FSA, to pay dividends or make capital distributions may be impaired due to applicable capital requirements. Liquid Trading Institutional is also subject to regulations regarding changes in control. Under the FSA, regulated entities must obtain prior approval for any transaction resulting in a change in control of a regulated entity, with control being broadly defined by the FSA as a 10% interest in the regulated entity or its parent or otherwise exercising significant influence over the management of the regulated entity. As a result of these regulations, our future efforts to sell shares or raise additional capital may be delayed or prohibited by the FSA.

Over-the-Counter Derivatives, Central Counterparties and Trade Repositories

In September 2010, the European Commission adopted new rules relating to over-the-counter derivatives, central counterparties and trade repositories. The new rules introduce a reporting obligation for over-the-counter derivatives, a clearing obligation for eligible over-the-counter derivatives, a measures to reduce counterparty credit and operation risk for bilateral over-the-counter derivatives, common rules for central counterparties, and for trade repositories, and rules on the establishment of interoperability between central counterparties.

Employees

As of November 30, 2012, we had a total of 20 full-time employees. None of our employees are covered by collective bargaining agreements. We consider our employee relations to be good.

Properties

Our company headquarters are located in New York, NY, with another U.S. office in Florida. Outside the United States, we have an office in London. We lease each of these facilities and do not own any real property. We believe we have adequate office space or will be able to find additional space on reasonable commercial terms to meet our expected growth.

Legal Proceedings

We may from time to time be involved in litigation and claims incidental to the conduct of our business, including but not limited to intellectual property claims, and other legal proceedings. In November 2012, a former employee of the company filed a complaint in the United States District Court for the Southern District of New York against Liquid Holdings Group, Mr. Schaeffer, Mr. Ferdinand and entities controlled by Mr. Schaeffer. Among other claims, the complaint alleges breach of contract, breach of fiduciary duty and workplace violations. Although we believe that the litigation is without merit and intend to vigorously defend our position, the ultimate outcome of this matter cannot presently be determined and the amount of the liability with respect to it, if any, cannot be reasonably estimated. We are not currently subject to any other pending or, to our knowledge, threatened legal proceedings that we expect to have a material impact on our consolidated financial statements.

MANAGEMENT

The following table provides information regarding our executive officers and directors as of December 10, 2012:

Name	Age	Position(s) Held
Richard Schaeffer	60	Executive Chairman and Director
Brian Ferdinand	35	President and Director
Brian Storms	58	Chief Executive Officer and Director
Kenneth Shifrin	55	Chief Financial Officer
Jay Bernstein	64	Director
Darren Davy	45	Director
Edward Feigeles	58	Director
David Francescani	70	Director
Samuel Gaer	45	Director
Robert D. Keller	43	Director
Nigel Kneafsey	37	Director
Thomas Ross	56	Director
Dennis Suskind	69	Director
William E. Ford	51	Special Advisor to the Board of Directors

Set forth below is a description of the backgrounds of our directors and executive officers.

Richard Schaeffer has served as Executive Chairman of our company since April 2012. Mr. Schaeffer is one of the founders of Liquid Holdings Group, LLC. Since 2011, he has served on the board of directors of Quantitative Alpha Trading Inc., a publicly traded technology company that researches, develops and markets proprietary sentiment based automated trading systems. From 2008-2011, Mr. Schaeffer served on the board of directors of magicJack VocalTec Ltd. Mr. Schaeffer served as a member of the board of directors of NYMEX from 1990- 2008, including as Vice Chairman from 2004-2006 and Chairman from 2006-2008. He was also the Treasurer of NYMEX from 1993-2004. Mr. Schaeffer has served as a Director of International Maritime Exchange, or IMAREX, the leading Norwegian financial derivatives exchange, as well as a director of the Montreal Stock Exchange. He also held a seat on the board of directors of the University of Maryland’s Robert H. Smith School of Business. From 1997 until April 2006, Mr. Schaeffer was an executive director of Global Energy Futures for ABN AMRO, Inc. From 1992-1997, Mr. Schaeffer was a senior vice president/director of the Chicago Corp., which was a clearing member of both the NYMEX Division and the COMEX Division, until its buyout by ABN AMRO, Inc. Mr. Schaeffer received his bachelor’s degree from the University of Maryland.

Mr. Schaeffer was selected to serve on our Board of Directors due to his extensive knowledge of our company and the industry as well as his significant corporate governance experience as a result of more than twenty years of service on the board of directors of NYMEX.

Brian Ferdinand has served as President and a director of our company since April 2012. Mr. Ferdinand is one of the founders of Liquid Holdings Group, LLC. Prior to co-founding Liquid Holdings Group, LLC, Mr. Ferdinand began his proprietary trading career as Partner and Managing Director of ECHOtrade, a U.S. based broker-dealer. Mr. Ferdinand grew ECHOtrade from a single person to over 400 traders directly under his management with offices in New York, Boston, Philadelphia, Boca Raton, Miami, New Jersey and Chicago. He was responsible for ECHOtrade’s direct market access on NYSE, becoming the first client of Merrill Lynch & Co., Inc. to do so.

Mr. Ferdinand was selected to serve on our Board of Directors due to his extensive knowledge of our company and significant experience working with early-stage technology companies.

Brian Storms has served as Chief Executive Officer of our company since December 2012 and director of our company since November 2012. He is the Chairman and former Chief Executive Officer of NYSE Blue, a company that was formed through the merger of APX Inc. and BlueNext S.A. Prior to the merger, since 2007 Mr. Storms was the Chairman and Chief Executive Officer of APX Inc. Mr. Storms is the former Chairman and Chief Executive Officer of Marsh Inc., Mercer Human Resource Consulting S.A., and UBS Global Asset Management (Americas) Inc. Mr. Storms has previously held positions including President and Chief Operating Officer of Mitchell Hutchins Asset Management Inc.; President of the Prudential Investments mutual fund and annuity complex; Managing Director of the International Retirement Group of Fidelity Investments Institutional Services Company, Inc., or Fidelity; Senior Vice President and Director of Fidelity’s Banking Division; Chief Executive Officer and President of Financial Services Advisors, Inc., a subsidiary of J.K. Schofield & Co.; and Senior Vice President for IFSA Corporation. Mr. Storms received his bachelor’s degree from the State University of New York at Stony Brook.

Mr. Storms was selected to serve on our Board of Directors due to his extensive experience the financial services industry and the development and implementation of companies’ growth strategies.

Kenneth Shifrin has served as Chief Financial Officer of our company since September 2012. Prior to joining our company, Mr. Shifrin was the President of Essex Financial Services, Inc. from November 2008 until September 2012. Mr. Shifrin served as Chief Financial Officer of NYMEX from 2006-2008. During his tenure at NYMEX Mr. Shifrin also served as Senior Vice President in 2006 and as Vice President and Controller from 2004-2005. Prior to his time at NYMEX, Mr. Shifrin served as Global Controller of Electronic Broking Systems. Mr. Shifrin has held several senior financial roles, including Chief Financial Officer of Gateway Logistics, Corp., and Chief Financial Officer and Vice President of Finance for Hirsch International, Corp. Mr. Shifrin received his Bachelor’s degree in economics from Stony Brook University, his Masters of Business Administration from Adelphi University and is a Certified Public Accountant.

Jay Bernstein has served as a director of our company since November 2012. Since 1988, Mr. Bernstein has been Chairman and Chief Executive Officer of NIC Holding Corp, a privately owned company principally engaged in the business of trading petroleum on futures exchanges and spot markets in the Atlantic basin. He has also served as the President of Petroterminal de Panama S.A., a private company in Panama City, Panama. Mr. Bernstein is a member of the Chairmans Council for the Long Island Philharmonic and the National Council for the Aspen Art Museum. He is a board member of Island Harvest and the Israel Museum in Jerusalem. He received his bachelor’s degree from the University of Pennsylvania and graduate degrees from the American University Washington College of Law and Harvard Law School.

Mr. Bernstein was selected to serve on our Board of Directors due to his extensive experience and knowledge of futures trading and his extensive investment career.

Darren Davy has served as a director of our company since November 2012. Mr. Davy is currently the Chief Executive Officer of Davy Capital Management LLC. Mr. Davy has managed money for Brevan Howard Asset Management LLP from 2008-2009 and Omega Partners from 2006-2007. From 1999-2006 Mr. Davy ran Nexus Capital Limited, an affiliate of Soros Fund Management, managing the macro book for the Quantum Funds and Quote Funds. Mr. Davy has acted as a member of the investment committee at Omega Advisors, Inc. from 1995-1997and was responsible for managing the Omega G10 Macro Group. Mr. Davy has also held positions as an executive arbitrageur for the Ross Group in Bermuda from 1991-1993, as senior arbitrage trader at BNP Capital Markets Ltd. in London in 1991, and as proprietary trader with Gerrard & National Holdings PLC in London from 1987-1991. Mr. Davy’s investment career has spanned over 25 years.

Mr. Davy was selected to serve on our Board of Directors due to his extensive investment career and demonstrated experience making investments in financial services companies.

Edward Feigeles has served as a director of our company since November 2012. Mr. Feigeles is a partner and managing director of Liquid Partners, one of our subsidiaries, where he oversees the fund investment vehicle. Prior to joining Liquid he was a partner at both Centurion Capital Management and BDI Capital Management. Until 2005, Mr. Feigeles held the role of managing director at Lehman Brothers Holdings Inc., employed as both global head of Private Client Services and global head of Middle Market Sales. Previously Mr. Feigeles was managing director overseeing Private Client Services and Middle Market Sales for Morgan Stanley US until the early 1990’s when he moved on to oversee the same divisions at Morgan Stanley International in Europe and Asia. Mr. Feigeles received his bachelor’s degree from the University of Maryland.

Mr. Feigeles was selected to serve on our Board of Directors due to his extensive career in investment and the financial services industry.

David Francescani has served as a director of our company since November 2012. Mr. Francescani is Managing Principal of Fish & Richardson’s New York office and served from 2002-2006 on the firm’s Compensation Committee. He joined the firm in 2001. His practice specializes in intellectual property litigation with particular emphasis in the fields of semiconductors, optics, electronics, computer software, and telecommunications. He has practiced in the field of intellectual property law for over 40 years and is registered to practice before the USPTO. Mr. Francescani received his bachelor’s degree from the University of Notre Dame and his LLB from the Notre Dame School of Law.

Mr. Francescani was selected to serve on our Board of Directors due to his extensive experience and knowledge of intellectual property law.

Samuel Gaer has served as a director of our company since May 2012. Mr. Gaer also served as our Chief Executive Officer from May 2012 to December 2012. Prior to joining us, Mr. Gaer served as Chief Information Officer and Executive Vice President for Business Services at FINRA from November 2010 to May 2012. While at FINRA, Mr. Gaer was responsible for overseeing Technology, Transparency Services and Member Relations. From 2008 to 2010, Mr. Gaer was the founder and President of Tragara Alpha Partners and Gaer Consulting Group LLC. Mr. Gaer served as the Executive Vice President and Chief Information Officer of NYMEX from 2003 to 2008. During his tenure at NYMEX, Mr. Gaer also served as Chief Executive Officer of NYMEX Europe from 2005 to 2006. From 1999 to 2003, Mr. Gaer was the Chairman and Chief Executive Officer of TGFIN Holdings Inc., a publicly traded technology company whose assets were purchased by NYMEX in 2003. He has been awarded two technology patents by the USPTO. Mr. Gaer received his bachelor’s degree from The Wharton School of Business at the University of Pennsylvania.

Mr. Gaer was selected to serve on our Board of Directors due to his extensive knowledge of our company and his significant experience in the financial services and technology industries.

Robert D. Keller has served as a director of our company since April 2012. Mr. Keller is the Co-Founder of Liquid Trading International LLP, an affiliated asset management firm. At Liquid Trading International, he is responsible for the development and implementation of internal policies and procedures, and oversees the firm’s risk management team, including the implementation of standard operational protocol, risk checks and overall firm business strategy. In 1999, Mr. Keller co-founded ECHOtrade, a U.S. broker-dealer. He directs ECHOtrade’s operations and oversees a group of well-capitalized, experienced traders. Mr. Keller has more than a decade of experience leading proprietary trading and international asset management firms. He has been instrumental in implementing the technology, protocol and procedures of ECHOtrade. Mr. Keller received his bachelor’s degree in psychology and marketing from San Jose State University.

Mr. Keller was selected to serve on our Board of Directors due to his extensive experience in the financial services industry.

Nigel Kneafsey has served as a director of our company since November 2012. Mr. Kneafsey is founder of Options IT, a provider of private financial cloud services to the global financial community, and he has been the Chief Executive Officer of Options IT since 1993. Mr. Kneafsey has presided over the expansion of Options IT into North America in 2004 and Asia in 2006.

Mr. Kneafsey was selected to serve on our Board of Directors due to his extensive experience and knowledge of infrastructure and internal technology systems.

Thomas Ross has served as a director of our company since November 2012. Mr. Ross is an energy trading professional and the former head of trading at BP North America. With over 30 years of experience in trading and risk management, his career spans London, New York and Chicago. Since 2009, Mr. Ross has been the owner of Carradale Partners LLC, an energy consulting firm. From 2006-2009, Mr. Ross oversaw British Petroleum’s North American trading operations, including offices in Calgary, Long Beach, Houston and Chicago with activities in exploration and production, refining and entrepreneurial trading in North and South America. He has been a member of the ICE Board of Directors and an active member of the NYMEX advisory committee.

Mr. Ross was selected to serve on our Board of Directors because he brings more than 30 years of background in trading and risk management.

Dennis Suskind has served as a director of our company since November 2012. Mr. Suskind held the title of general partner of Goldman, Sachs & Co. until his retirement in 1991. Mr. Suskind currently serves on the board of the Chicago Mercantile Exchange and the Bridgehampton National Bank where he is Vice Chairman. Mr. Suskind was among those elected as an inaugural member to the Futures Industry Association’s Hall of Fame in 2005. He previously served as Vice Chairman of NYMEX, Vice Chairman of COMEX, a member of the board of directors the Futures Industry Association, a member of the board of International Precious Metals Institute, and a member of the boards of the Gold and Silver Institutes in Washington, D.C. Mr. Suskind was President of the board of directors of the Arthur Ashe Institute for Urban Health at its inception and has served as a Member of the President’s Council of the Peconic Land Trust, President of Brown University’s Parents’ Council, Founding Member of Mt. Sinai’s Hospital Associates, the board of directors of the Nature Conservancy, and as a board member of the Collegiate School. From 2001 to 2004, Mr. Suskind held a Town Council seat in the Town of Southampton, New York. The Preservation League of New York State presented Mr. Suskind with its 2005 Pillar of New York Award.

Mr. Suskind was selected to serve on our Board of Directors due to his extensive knowledge of the industry and his significant corporate governance experience as a result of his service on the Board of Directors of numerous mercantile exchanges and industry groups.

William E. Ford has served as special advisor to our Board of Directors since December 2012. Mr. Ford has been the Chief Executive Officer of General Atlantic, a growth investment firm, since 1991. Mr. Ford currently serves on the board of several General Atlantic portfolio companies including Mu Sigma Inc. and Oak Hill Advisors, L.P. He formerly served on the boards of NYSE Euronext, E*Trade Financial Corporation, Priceline.com Incorporated, NYMEX Holdings, Inc. and Zagat Survey, LLC. Mr. Ford is involved with a number of not-for-profit organizations and is a member of the board of trustees of The Rockefeller University and the advisory boards of the Stanford Business School and Tsinghua University’s School of Economics and Management. Mr. Ford received his BA in Economics from Amherst College in 1983 and an MBA from the Stanford Graduate School of Business in 1987.

Board Composition

Upon the completion of the offering, our Board of Directors will consist of twelve directors, including our Chief Executive Officer and our President. Our amended and restated certificate of incorporation, as will be in effect prior to the completion of this offering, will provide that our Board of Directors shall consist of such number of directors as determined from time to time by resolution adopted by a majority of the total number of authorized directors whether or not there exists any vacancies in previously authorized directorships. Any additional directorships resulting from an increase in the number of directors may only be filled by the directors then in office unless otherwise required by law or by a resolution passed by our Board of Directors. The term of office for each director will be until his or her successor is elected at our annual meeting or his or her death, resignation or removal, whichever is earliest to occur.

Our Board of Directors will be divided into three classes, with each director serving a three-year term, and one class being elected at each year’s annual meeting of stockholders. Messrs.                    ,                     ,                      and                     will serve as Class I directors with an initial term expiring in 2013. Messrs.                     ,                    ,                      and                     will serve as Class II directors with an initial term expiring in 2014. Messrs.                    ,                     ,                     and                     will serve as Class III directors with an initial term expiring in 2015. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the total number of directors.

The division of our Board of Directors into three classes with staggered three-year terms may have the effect of delaying, deterring or preventing a change of our management or a change in control of us.

Director Independence

Based upon the listing standards of the NASDAQ Global Market and SEC regulations, we anticipate that our Board of Directors will determine that Messrs.                     ,                     and                     are “independent” under the standards of the NASDAQ Global Market.

Committees of the Board of Directors

Immediately following completion of this offering, our Board of Directors will establish an executive, audit, compensation and nominating and governance committee. The composition, duties and responsibilities of these committees are set forth below. Members will serve on these committees until their death or resignation or until otherwise determined by our Board of Directors.

Executive Committee

The executive committee will be responsible for exercising all of the powers of our Board of Directors during intervals between meetings, except for those powers delegated to other committees of our Board of Directors and powers which may not be delegated to a committee of our Board of Directors under Delaware law. The Executive Committee shall meet on a regular basis to consult and make decisions regarding the daily operational management of the Company.

Immediately following the completion of this offering, our executive committee will consist of of and                     with                     serving as Chairman.

Audit Committee

The audit committee will be responsible for, among other matters: (1) appointing, compensating, retaining, evaluating, terminating and overseeing our independent registered public accounting firm; (2) discussing with our independent registered public accounting firm their independence from us; (3) reviewing with our independent registered public accounting firm the scope and results of their audit; (4) approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm; (5) overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the interim and annual financial statements that we file with the SEC; (6) reviewing and monitoring our accounting principles, accounting policies, financial and accounting controls and compliance with legal and regulatory requirements; (7) establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting, internal controls or auditing matters; and (8) reviewing and approving related person transactions.

Immediately following the completion of this offering, our audit committee will consist of                      and                     with                     serving as Chairman. Rule 10A-3 of the Exchange Act and NASDAQ Global Market rules require us to have one independent audit committee member upon the listing of our common stock on the NASDAQ Market, a majority of independent directors within 90 days of the date of this prospectus and all independent audit committee members within one year of the date of this prospectus. Our Board of Directors has affirmatively determined that each of                     ,                     and                    meets the definition of an “independent director” for purposes of serving on an audit committee under Rule 10A-3 and NASDAQ Global Market rules, and we intend to comply with the other independence requirements within the time periods specified. In addition, our Board of Directors has determined that                     will qualify as an “audit committee financial expert,” as such term is defined in Item 407(d)(5) of Regulation S-K. Our Board of Directors will adopt a written charter for audit committee, which will be available on our website upon the completion of this offering.

Compensation Committee

The compensation committee will be responsible for, among other matters: (1) reviewing key employee compensation goals, policies, plans and programs; (2) reviewing and approving the compensation of our directors, Chief Executive Officer and other executive officers; (3) reviewing and approving employment agreements and other similar arrangements between us and our executive officers; and (4) appointing and overseeing any compensation consultants.

Immediately following the completion of this offering, our compensation committee will consist of                     ,                     and                     , with                     serving as chairman. The composition of our compensation committee meets the requirements for independence under current rules and regulations of the SEC and NASDAQ Global Market. Each member of the compensation committee is also a non-employee director, as defined pursuant to Rule 16b-3 promulgated under the Exchange Act, and an outside director, as defined pursuant to Section 162(m) of the Internal Revenue Code, as amended, or the Code. Our Board of Directors will adopt a written charter for the compensation committee, which will be available on our website upon the completion of this offering.

Nominating and Governance Committee

The nominating and corporate governance committee will be responsible for, among other matters: (1) identifying individuals qualified to become members of our Board of Directors, consistent with criteria approved by our Board of Directors; (2) overseeing the organization of our Board of Directors to discharge the board’s duties and responsibilities properly and efficiently; (3) recommending corporate governance principles; and (4) developing and recommending to our Board of Directors a set of corporate governance guidelines and principles.

Immediately following the completion of this offering, our nominating and governance committee will consist of                     ,                     and                     , with                     serving as chairman. The composition of our nominating and governance committee meets the requirements for independence under current rules and regulations of the SEC and NASDAQ Select Market. Our Board of Directors will adopt a written charter for the nominating and governance committee, which will be available on our website upon the completion of this offering.

Director Compensation

We were incorporated in 2012 and, thus, did not have any directors or pay compensation to any directors in 2011. We believe that attracting and retaining qualified non-employee directors will be critical to our future growth. Following this offering, our non-employee directors are expected to receive compensation that is commensurate with the compensation that is offered to directors of companies that are similar to ours. We have not compensated, and do not expect to compensate, directors that are our employees for their service on our Board of Directors. We expect to reimburse our directors for reasonable out-of-pocket expenses that they incur in connection with their service as directors, in accordance with our general expense reimbursement policies.

Compensation Committee Interlocks and Insider Participation

None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our Board of Directors or compensation committee.

Code of Business Conduct and Ethics

Our Board of Directors will adopt a code of business conduct and ethics applicable to our employees, directors and officers, in accordance with applicable U.S. federal securities laws and the corporate governance rules of the NASDAQ Global Market. Any waiver of this code may be made only by our Board of Directors and will be promptly disclosed as required by applicable U.S. federal securities laws and the corporate governance rules of the NASDAQ Global Market.

EXECUTIVE COMPENSATION

We were incorporated in 2012 and thus did not have any executive officers or pay compensation to any executive officers during fiscal 2011.

2011 Summary Compensation Table

None of our executive officers earned any compensation from the Company or any of its predecessors during fiscal year 2011. For a discussion of the compensation payable to our executive officers under their employment agreements, see “—Employment Agreements” below.

Grants of Plan-Based Awards During 2012

The terms of the grants we have made in 2012 are described below.

IPO Grant. On September 30, 2012, the Board of Directors authorized the grant of units to Brian Ferdinand representing 2% of the aggregate issued and outstanding common units of the Company, after such grant, upon each of (i) the initial confidential submission of this registration statement with the SEC and (ii) the closing of the initial public offering.

Capital Awards. We issued awards to each of Brian Ferdinand and Richard Schaeffer under our Amended and Restated 2012 Equity Plan on April 25, 2012 and December 10, 2012, respectively. Mr. Ferdinand received non-dilutive common units equal to 0.17% of the outstanding units of the Company as of the date of grant and Mr. Schaeffer received incentive units equal to 3.4% of the outstanding units of the Company as of the date of grant, after such grant. The incentive units were fully vested as of the grant date. The Profits Interest Hurdle (as defined in our Operating Agreement) with respect to Mr. Schaeffer’s award is $160,000,000. Additionally, pursuant to an employment agreement, we issued an award to Brian Storms under our 2012 Stock Incentive Plan on December 10, 2012. Mr. Storms received restricted stock units, or RSUs, equal to 4% of the outstanding common units as of December 1, 2012, after such grant. One-third of these RSUs will vest January 1, 2013, one-third will vest December 1, 2013 and one-third will vest December 1, 2014. Upon termination, Mr. Storms will retain all unvested RSUs unless terminated for cause (as defined in his employment agreement), in which case all unvested restricted stock units will be forfeited.

Employment Agreements

We entered into employment agreements with certain of our executive officers in 2012. The terms of these agreements are described below.

Richard Schaeffer. Mr, Schaeffer’s employment agreement with the Company, effective as of December 1, 2012, provides that he will serve as our Executive Chairman and a member of the Board of Directors for a one year initial term of employment that is automatically renewable for successive one year terms unless either party provides written notice not less than sixty days prior to the expiration of any such term. The employment agreement provides for an initial base salary of $250,000, that will increase to $500,000 upon the completion of our initial public offering, eligibility to receive an annual performance bonus and participation in any equity-based compensation plans and benefits as are generally provided to our other executives. Additionally, Mr. Schaeffer will become entitled to a cash bonus upon the completion of our initial public offering equal to the difference between his initial base salary and an effective base salary of $500,000 prorated for the amount of time between May 15, 2012 and the date of our initial public offering. In the event Mr. Schaeffer is terminated due to death or disability, he will be entitled to continuation of his base salary for two months. In the event Mr. Schaeffer is terminated by us without cause or he terminates his employment with us for good reason, each as defined in the agreement, upon the execution of a general release, he will be entitled to continuation of his base salary and continuation of the other benefits generally provided to other executives for six months.

Brian Ferdinand. Mr. Ferdinand’s employment agreement with the Company, effective as of December 1, 2012, provides that he will serve as our President and a member of the Board of Directors for a one year initial term of employment that is automatically renewable for successive one year terms unless either party provides written notice not less than sixty days prior to the expiration of any such term. The employment agreement provides for an initial base salary of $250,000, that will increase to $500,000 upon the completion of our initial public offering, eligibility to receive an annual performance bonus and participation in any equity-based compensation plans and benefits as are generally provided to our other executives. Additionally, Mr. Ferdinand will become entitled to a cash bonus upon the completion of our initial public offering equal to the difference between his initial base salary and an effective base salary of $500,000, prorated for the amount of time between May 15, 2012 and the date of our initial public offering. In the event Mr. Ferdinand is terminated due to death or disability, he will be entitled to continuation of his base salary for two months. In the event Mr. Ferdinand is terminated by us without cause or he terminates his employment with us for good reason, each as defined in the agreement, upon the execution of a general release, he will be entitled to continuation of his base salary and continuation of the other benefits generally provided to other executives for six months.

Brian Storms. Mr. Storms’ employment agreement with the Company, effective as of December 1, 2012, provides that he will serve as our Chief Executive Officer and a member of the Board of Directors and executive committee for a two year initial term of employment that is automatically renewable for successive one year terms unless either party provides written notice not less than sixty days prior to the expiration of any such term. The employment agreement provides for an initial base salary of $250,000, that will increase to $500,000 upon the earlier of (a) the completion of our initial public offering and (b) April 1, 2013, eligibility to receive an annual performance bonus and participation in any equity-based compensation plans and benefits as are generally provided to our other executives. Additionally, pursuant to the employment agreement, Mr. Storms received a grant of the RSUs discussed above. In the event Mr. Storms is terminated due to death or disability, he will be entitled to continuation of his base salary for two months. In the event Mr. Storms is terminated by us without cause or he terminates his employment with us for good reason, each as defined in the agreement, upon the execution of a general release, he will be entitled to continuation of his base salary and continuation of the other benefits generally provided to other executives for sixty days.

Kenneth Shifrin. We entered into an offer letter with Kenneth Shifrin dated as of August 23, 2012. Pursuant to the terms of the letter, Mr. Shifrin will serve as our Chief Financial Officer and receive an initial base salary of $250,000 that will increase to $350,000 upon the completion of our initial public offering. The letter also provided for a one time signing bonus of $50,000. Mr. Shifrin is eligible to participate in any bonus and equity-based compensation programs and receive benefits as are generally provided to our other executives. If Mr. Shifrin’s employment is terminated during his first year of employment for reasons other than “for cause” (as defined in the letter), he will receive a cash payment of $150,000. After his first year of employment, he will only be entitled to payments upon a termination in accordance with the severance policies, if any, maintained by the Company.

Equity Incentive Plans

We believe that our ability to grant equity-based awards is a valuable and necessary compensation tool that aligns the long-term interests of our employees and directors with the financial interest of our stockholders. In addition, we believe that our ability to grant options and other equity-based awards helps us to attract, retain and motivate qualified employees. The material terms of our current equity incentive plans are described below.

Amended and Restated 2012 Equity Plan

Our Board of Directors adopted the Amended and Restated 2012 Equity Plan, or the Equity Plan, effective as of April 24, 2012. The Equity Plan will terminate on April 23, 2022, unless sooner terminated pursuant to the terms of the Equity Plan.

Types of Awards. The Equity Plan provides for the grant of Class A Common Units, non-dilutive common units and incentive units, or collectively, the Award Units, in the Company (or its successor). Awards may be granted to employees, including officers, and directors and independent contractors.

Shares Subject to the Equity Plan. Subject to adjustment for certain dilutive or related events, the aggregate number of Award Units may not exceed 20% of the total number of common units outstanding on a fully diluted basis as of the date of grant. If, and to the extent, any awards granted under the Equity Plan are terminated, canceled, forfeited, exchanged, or surrendered, the Award Units subject to such award will again be made available for grant under the Equity Plan.

Adjustment Provisions. If any change is made in the number or kind of applicable Award Units outstanding (i) by reason of a split of the applicable Award Units, reclassification, combination, or exchange of the applicable Award Units or similar event; (ii) by reason of a merger, reorganization, or consolidation; or (iii) by reason of any other extraordinary or unusual event affecting the outstanding applicable Award Units as a class without the Company’s receipt of consideration, or if the value of the applicable outstanding Award Units are substantially reduced as a result of a spinoff or the Company’s payment of an extraordinary distribution, the maximum number of applicable Award Units available for awards, the number or percentage of Award Units covered by the applicable outstanding and unvested awards, and the kind of Award Units issued under the Equity Plan may be appropriately adjusted by the Board of Directors to reflect any increase or decrease in the number of, or change in the kind or value of, applicable Award Units to preclude the enlargement or dilution of rights and benefits under such awards.

Administration. Our Board of Directors, or any committee or subcommittee delegated and appointed by the Board of Directors, has the authority to administer the Equity Plan, including the powers to determine: (i) the individuals to receive awards; (ii) the size and terms of awards; (iii) the time when awards will be made; (iv) the duration of any applicable restriction period; and (v) the profits interest hurdle of any incentive unit award. The Board of Directors may also amend the terms of any award and deal with any other matters arising under the Equity Plan.

The Board of Directors has the full power and authority to administer and interpret the Equity Plan, to make factual determinations, and to adopt or amend such rules, regulations, agreements, and instruments for implementing the Equity Plan and for the conduct of its business as it deems necessary or advisable. The Board of Directors’ interpretation of the Equity Plan and all determinations made by the Board of Directors pursuant to the powers vested in it under the Equity Plan are conclusive and binding on all persons having any interest in the Equity Plan or the awards granted thereunder.

Termination of Employment or Service. Unless otherwise determined by the Board of Directors, if a grantee ceases to be an employee of, or provide service to, the Company or an affiliate for any reason prior to the date on which an award becomes fully vested under the Equity Plan, then any portion of the award not vested will be forfeited and canceled. The Board of Directors may cancel, rescind, suspend, withhold, or otherwise limit or restrict any outstanding award at any time if a participant engages in any conduct that constitutes termination for “cause” (as defined in the Equity Plan), at the Board of Directors’ reasonable discretion or as may be set forth in any employment agreement between a participant and the Company.

Repurchase Right. If a grantee ceases to be employed by, or provide service to, the Company or an affiliate, the Company may purchase all or part of any Award Units distributed to the grantee to the extent provided for in the applicable grant agreement or otherwise.

Acceleration of Awards. Unless otherwise determined by the Board of Directors, a participant’s non-vested and forfeitable awards will become fully vested and non-forfeitable under a change of control or qualified public offering (as defined in the Amended and Restated 2012 Equity Plan).

Nontransferability. Only the grantee has rights with respect to awards granted under the Equity Plan and may not transfer those rights except as permitted under the applicable grant agreement and/or our operating agreement.

2012 Stock Incentive Plan

Our Board of Directors adopted the 2012 Stock Incentive Plan, or the Plan, on November 2, 2012 and our stockholders approved the Plan on the same date. The Plan will terminate on November 2, 2022, unless sooner terminated pursuant to the terms of the Plan.

Types of Awards. The Plan provides for the grant of incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, or the Code, nonstatutory stock options, stock appreciation rights, restricted stock units, restricted shares and incentive bonuses. Awards may be granted to employees, including officers, and directors and advisors of the company and its affiliates. Only our employees and those of our affiliates are eligible to receive incentive stock options.

Shares Subject to the Plan. Subject to adjustment for certain dilutive or related events, following this offering, the aggregate number of shares of our common stock that may be issued pursuant to equity awards under the Plan is equal to 164 common units (representing     % of the outstanding shares of common stock upon completion of, and before giving effect to the shares being sold in, this offering). Shares subject to an award under the Plan will again be made available for issuance under the Plan if such shares are: (i) shares that were subject to a stock-settled stock appreciation right and were not issued upon the net settlement or net exercise of such stock appreciation right, (ii) shares delivered to or withheld by the Company to pay the exercise price of an option, or (iii) shares delivered to or withheld by the Company to pay the withholding taxes related an award. Shares subject to awards that have terminated, expired or been canceled will not count as shares issued under the Plan. The maximum number of shares that may be issued pursuant to the exercise of incentive stock options under the Plan shall not exceed the number of shares equal to 10% of the total number of common units of the Company outstanding as of November 2, 2012. Shares issued under the Plan may consist of authorized but unissued shares or issued shares reacquired by the Company.

Administration. Our Board of Directors has the authority to administer the Plan, including the powers to: (i) determine who is eligible for awards under the Plan, when and how awards will be granted, whether an option will be granted as an incentive stock option or nonqualified stock option, the provisions of each award granted, the vesting conditions of each award, and all other terms, conditions and restrictions applicable to each such award; (ii) approve one or more forms of award agreements; (iii) construe and interpret the Plan and awards granted thereunder and to establish, amend and revoke rules and regulations for the administration of the Plan; (iv) amend, modify or otherwise change in any manner the Plan or an award pursuant to the terms of the Plan or to suspend or terminate the Plan in accordance with its terms; (v) exercise such powers and perform such acts as the Board of Directors deems necessary or expedient to promote the best interest of the Company.

Our Board of Directors may delegate any or all of its powers under the Plan to one or more committees or subcommittees of the Board of Directors. Our Board of Directors also may delegate to one or more officers of the Company the power to grant awards and exercise such powers under the Plan as the Board of Directors may determine.

Stock Options. A stock option may be granted as an incentive stock option or a nonqualified stock option. The option exercise price may not be less than the fair market value of the stock subject to the option on the date the option is granted, unless the option was granted pursuant to an assumption or substitution for another option in a manner satisfying the provisions of Section 424(a) of the Code. Options will not be exercisable after the expiration of ten years from the date of grant. Each award agreement sets for the number of shares subject to each option. The purchase price of any shares acquired pursuant to an option is payable in cash or check or as otherwise determined by the Board of Directors and set forth in the award agreement, including through an irrevocable commitment by a broker to pay over such amount from a sale of the shares issuable under the option, the delivery of previously owned shares or withholding of shares otherwise deliverable upon the exercise of the option. Unless otherwise specified in an award agreement, the shares underlying an option grant will vest in three equal amounts: the first installment will be first exercisable on the one (1) year anniversary of the grant date and each succeeding installment will be first exercisable one (1) year from the date that the immediately preceding installment became exercisable. Any vesting schedule can be accelerated in the discretion of the Board of Directors.

Stock Appreciation Rights. A stock appreciation right, or SAR, is a right that entitles the participant to receive, in cash or shares stock or a combination thereof, as determined by the Board of Directors, value equal to or otherwise based on the excess of (i) the fair market value of a specified number of shares at the time of exercise over (ii) the exercise price of the right, as established by the Board of Directors on the date of grant. Upon exercising a SAR, the participant is entitled to receive the amount by which the fair market value of the stock at the time of exercise exceeds the exercise price of the SAR. The exercise price of each SAR may not be less than the fair market value of the stock subject to the award on the date the SAR is granted, unless the SAR was granted pursuant to an assumption or substitution for another option in a manner satisfying the provisions of Section 409A of the Code. SARs will not be exercisable after the expiration of ten years from the date of grant. Each award agreement sets forth the number of shares subject to the SAR. Unless otherwise specified in an award agreement, the shares underlying an SAR grant will vest in three equal amounts: the first installment will be first exercisable on the one (1) year anniversary of the grant date and each succeeding installment will be first exercisable one (1) year from the date that the immediately preceding installment became exercisable. Any vesting schedule can be accelerated in the discretion of the Board of Directors.

Restricted Shares and Restricted Stock Units. Restricted shares are awards of shares, the grant, issuance, retention, vesting and/or transferability of which is subject during specified periods of time to such conditions (including continued employment) and terms as the Board of Directors deems appropriate. Restricted stock units are an award denominated in units under which the issuance of shares (or cash payment in lieu thereof) is subject to such conditions (including continued employment) and terms as the Board of Directors deems appropriate.

Incentive Bonuses. Incentive bonuses are awards pursuant to which a participant may become entitled to receive an amount in cash and/or shares, as determined by the Board of Directors, based on terms and conditions established by the Board of Directors. The Board of Directors determines establishes the performance criteria and level of achievement versus such criteria that will determine amounts payable under any incentive bonus.

Termination of Relationship with the Company.

Termination of Employment or Relationship as an Employee, Director or Advisor. In the event that a participant’s continuous status as an employee, director or advisor terminates (other than upon the participant’s death, disability, or by the Company with or without cause), (i) all unvested awards will immediately and automatically be terminated and forfeited back to the Company, and (ii) the participant may exercise his or her vested options and SARs but only within such period of time ending on the earlier of (A) 90 days after termination or (B) the expiration of the term of the award.

Termination without Cause. In the event that a participant’s continuous status as an employee, director or advisor terminates without cause, (i) all unvested awards scheduled to vest through the end of the year of termination will immediately and automatically vest and the remaining unvested shares subject to any such awards will immediately and automatically be terminated and forfeited back to the Company, and (ii) the participant may exercise his or her vested options or SARs but only within such period of time ending on the earlier of (A) 90 days after termination or (B) the expiration of the term of the award.

Termination for Cause. In the event of a termination for cause, all vested and unvested awards will immediately and automatically be terminated and forfeited back to the Company without payment of any additional consideration.

Disability of Participant. In the event of a participant’s termination due to disability, as defined in the Plan, (i) all unvested awards scheduled to vest through the end of the year of termination will immediately and automatically vest and the remaining unvested shares subject to any such awards will immediately and automatically be terminated and forfeited back to the Company, and (ii) the participant may exercise his or her vested options or SARs but only within such period of time ending on the earlier of (A) 12 months after termination or (B) the expiration of the term of the award.

Death. In the event of a participant’s termination due to death, all unvested awards will immediately and automatically vest, and the participant’s options and SARs may be exercised by the participant’s estate, but only within the period ending on the earlier of (A) 12 months after termination or (B) the expiration of the term of the award.

Nontransferability. Awards are not transferable by the participant otherwise than by will or the laws of descent or distribution, and each option and SAR granted under the Plan is only exercisable by the participant during his or her lifetime.

Repricing. Except in connection with a change in capitalization, the Board of Directors will not reprice any outstanding options or SARs, including without limitation a repricing by the cancellation of any outstanding options or SARs under the Plan the grant in substitution therefore of new options or SARs under the Plan covering the same or different amount of shares.

Adjustment Provisions. If any change is made in the shares subject to the Plan, or subject to any award, without the receipt of consideration by the Company (through merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, stock split, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or other transaction not involving the receipt of consideration by the Company), the Plan will be equitably adjusted in the class(es) and maximum number of shares subject to the Plan, and the outstanding awards will be appropriately adjusted in the class(es) and number of shares and price per share subject to such outstanding awards. Such adjustments shall be made by the Board of Directors, the determination of which will be final, binding and conclusive. (The conversion of any convertible securities of the Company will not be treated as a transaction not involving the receipt of consideration by the Company). If the event(s) described in the preceding sentences occur, all Plan provisions relating to restrictions and lapse of restrictions will apply to such new, additional, or different shares or securities to the extent applicable to the shares with respect to which they were distributed, provided, however, that if the participant receives rights, warrants or fractional interests in respect of any of award, such rights or warrants may be held, exercised, sold or otherwise disposed of, and such fractional interests may be settled, by the participant free and clear of any restrictions set forth.

PRINCIPAL STOCKHOLDERS

The following tables set forth certain information with respect to the beneficial ownership of our capital stock by:

•	each stockholder known by us to be the beneficial owner of more than 5% of any class of our outstanding voting stock;

•	each of our named executive officers;

•	each of our directors; and

•	all of our directors and executive officers as a group.

We have determined beneficial ownership in accordance with the rules of the SEC and the information is not necessarily indicative of beneficial ownership for any other purpose. Except as indicated in the footnotes below, to our knowledge, the persons and entities named in the table below have sole voting and sole investment power with respect to all shares of common stock that they beneficially owned, subject to applicable community property laws.

Applicable percentage ownership is based on 1,639 shares of common units outstanding as of December 1, 2012. Amounts under “Number of Shares Beneficially Owned” include certain shares subject to RSUs that vest within 60 days of December 10, 2012.

Unless otherwise indicated in the footnotes to the table, the address of each beneficial owner listed in the table below is c/o Liquid Holdings Group, LLC, 800 Third Avenue, 39th Floor, New York, NY 10022.

	Shares Beneficially Owned Prior to this Offering		Shares Beneficially Owned After this Offering
Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
Executive Officers and Directors:
Richard Schaeffer[1]	279	16.99%
Brian Ferdinand[2]	383	23.34%
Jay Bernstein[3]	25	1.50%
Darren Davy	16	*
Samuel Gaer	82	4.99%
Edward Feigeles[4]	41	2.50%
David Francescani	3	*
Robert Keller[5]	353	21.52%
Nigel Kneafsey	2	*
Thomas Ross	21	1.30%
Kenneth Shifrin	—	—
Brian Storms[6]	22	1.33%
Dennis Suskind	—	—
All Directors and Executive Officers as a Group	1,227	74.87%

Other 5% Stockholders:
Douglas J. Von Allmen[7]	180	10.96%

*	Less than 1%.
[1]	Consists of (a) 183 common units held by SHAF Holdings LLC, a Delaware limited liability company of which Mr. Schaeffer is the managing member and (b) 104 common units held by Schaeffer Holdings, LLC, a Delaware limited liability company of which Mr. Schaeffer is the managing member.
[2]	Consists of (a) 319 common units held by Ferdinand Holdings, LLC, a Delaware limited liability company of which Mr. Ferdinand is the managing member, (b) 47 common units held by Ferdinand Trading, LLC, a Delaware limited liability company of which Mr. Ferdinand is the managing member, (c) 15 common units held by Ferdinand Trading II, LLC, a Delaware limited liability company of which Mr. Ferdinand is the managing member and (d) 3 common units held by Mr. Ferdinand.
[3]

Consists of (a) 8 common units held by Mr. Bernstein and (b) 17 common units held by a trust for which Mr. Bernstein’s spouse shares voting and investment power. Mr. Bernstein disclaims beneficial ownership of the shares held by the trust.

[4]	Consists of (a) 291 common units held by CMK Keller Holdings, LLC, a Delaware limited liability company of which Mr. Keller is the sole member and (b) 62 common units held by Ferris Ventures, LLC, a Delaware limited liability company of which Mr. Keller is the managing member.
[5]	Consists of (a) 24 shares held directly by Mr. Feigeles and (b) 17 shares held jointly by Mr. Feigeles and Kathryn Green.
[6]

Includes shares issuable pursuant to 22 RSUs that vest within 60 days of December 10, 2012. Mr. Storms holds an additional 44 RSUs which are subject to vesting conditions not expected to occur within 60 days of December 10, 2012. Such additional RSUs are not reflected in the above table.

[7]

Consists of (a) 137 common units held by HA Investments III, LLC and (b) 43 common units held by the Douglas Von Allmen Trust dated April 25, 1989. The address of HA Investment III, LLC is 9 Isla Bahia Drive, Ft. Lauderdale, FL 33316. The address of the Douglas Von Allmen Trust dated April 25, 1989 is 9 Isla Bahia Drive, Ft. Lauderdale, FL 33316.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In addition to the compensation arrangements discussed above in the section titled “Executive Compensation,” the following is a description of each transaction since our formation on January 17, 2012 and each currently proposed transaction in which:

•	we have been a party;

•	the amount involved exceeds $120,000; and

•	any of our directors, executive officers or holders of more than 5% of our capital stock, or an affiliate or immediate family member thereof, had or will have a direct or indirect material interest.

LLC Conversion

Prior to the completion of this offering, we will effect a reorganization pursuant to which each holder of our outstanding common units will contribute to us all of the right, title and interest in and to such outstanding common units in exchange for a proportionate number of shares of our common stock at a ratio of              to              immediately after our conversion into a Delaware corporation.

Formation Transactions

In order to determine the fair value of our common units for each of the transactions described below, our Board of Directors considered valuations prepared by an unrelated third-party valuation firm on October 31, 2012.

Fundsolve Limited. On April 23, 2012, we entered into a share purchase agreement with Darren Davy, one of our directors, and Nicholas Bell, the COO of one of our subsidiaries, pursuant to which we agreed to acquire all of the outstanding shares of Fundsolve from Messrs. Davy and Bell. The acquisition was conditioned upon the successful integration of the Fundsolve and GMA software pursuant to a systems integration agreement, dated February 23, 2012, entered into by Messrs. Davy and Bell, Fundsolve and GMA. The integration was completed on July 31, 2012 and we acquired the shares from Messrs. Davy and Bell on such date. As consideration for our acquisition of Fundsolve, we agreed to issue to Messrs. Davy and Bell upon the closing of this offering, an aggregate number of shares of our common stock equal to 1.0% (including 0.4% and 0.6% of the outstanding shares of our common stock to Messrs. Davy and Bell, respectively) of our outstanding shares of common stock immediately after giving effect to the shares being sold in this offering. The approximate aggregate value of the shares of common stock received by Messrs. Davy and Bell in connection with the acquisition will be $ (including $         and $         to Messrs. Davy and Bell, respectively).

Liquid Prime Holdings LLC. On April 24, 2012, we entered into a contribution agreement with Brian Ferdinand, our President, pursuant to which Mr. Ferdinand agreed to contribute to us all of the outstanding interests in Liquid Prime Holdings, which owns Liquid Prime Services. The contribution became effective upon receipt of regulatory approval on October 5, 2012.

Liquid Trading Institutional LLP. On April 24, 2012, we entered into contribution agreements with entities controlled by Mr. Ferdinand and Robert Keller, a holder of more than 5.0% of our capital stock and one of our directors, pursuant to which such entities agreed to contribute their membership interests in Liquid Trading Institutional to us. The contributions became effective upon receipt of regulatory approval in July 2012.

Liquid Futures, LLC. On April 24, 2012, we entered into contribution agreements with entities controlled by Richard Schaeffer, our Executive Chairman, and Mr. Ferdinand, pursuant to which such entities agreed to contribute their membership interests in Liquid Futures to us. The contribution became effective upon receipt of regulatory approval in May 2012.

As consideration for the contributions of Liquid Prime Holdings, Liquid Trading Institutional and Liquid Futures, we issued 324, 304 and 194 common units to the entities controlled by Messrs. Ferdinand, Keller and Schaeffer respectively. The approximate aggregate value of the interests received by the entities controlled by

Messrs. Ferdinand, Keller and Schaeffer in connection with these contributions, based on an independent valuation as of October 31, 2012, was $124,372,000 (including $48,677,000, $45,592,000 and $29,177,000 to entities controlled by Messrs. Ferdinand, Keller and Schaeffer respectively).

Tragara Alpha Partners. On April 27, 2012, we entered into a contribution agreement with Tragara Alpha Partners, owned by Samuel Gaer, a member of our Board of Directors, pursuant to which we acquired certain intellectual property assets forming a component of our trading technology platform, including an algorithmic trading program. As consideration for this contribution, we issued 52 common units to Mr. Gaer. The approximate value of the common units received by Mr. Gaer in the acquisition, based on an independent valuation as of October 31, 2012, was $6,183,000.

This acquisition was accounted for in accordance with ASC Subtopic 845-10-S99 – Nonmonetary Transactions – SEC Staff Guidance. This guidance provides that nonmonetary assets exchanged by a shareholder or promoter for part of a company’s common units just prior to a first-time public offering should be recorded at the transferor’s historical cost basis as determined under U.S. GAAP. The development of the intellectual property was not performed in connection with any existing entity, but rather was developed over time by the sole shareholder of Tragara. No record keeping was maintained to support the historical cost basis of the intellectual property and, as a result, the Company recorded no basis for this nonmonetary asset when exchanged for 5% of the Company's Class A Common Non-Dilutive Units.

Liquid Partners, LLC. On December 30, 2011, Liquid Trading Holdings Limited acquired Liquid Partners for a maximum purchase price of $13,600,000 pursuant to a membership unit purchase agreement entered into with the members of Liquid Partners. The members of Liquid Partners received $1,000 in cash and were to be paid the remainder of the purchase price in shares of Liquid Trading Holdings Limited. or another holding company to be formed upon the earlier to occur of (i) the initial public offering of the Liquid Trading Holdings Limited. or such other holding company and (ii) January 1, 2014. On May 11, 2012, Liquid Trading Holdings Limited contributed its equity interests in Liquid Partners and its obligations under the membership unit purchase agreement to us. On July 21, 2012, we entered into an amendment to the membership unit purchase agreement, pursuant to which we issued to the former members of Liquid Partners 90 common units (including 43 common units to an entity controlled by Douglas J. Von Allmen, a holder of more than 5% of our voting securities and 17 common units to Edward Feigeles, one of our directors). The approximate aggregate value of the interests received by the former members of Liquid Partners in this transaction, based on an independent valuation as of October 31, 2012, was $12,439,000 (including $4,665,000 to an entity controlled by Mr. Von Allmen and $1,866,000 to Edward Feigeles).

Liquid View. On July 30, 2012, we entered into an assignment agreement with Ferdinand Trading, LLC, Brian Ferdinand, Ferris Ventures, LLC, and Robert Keller, pursuant to which we acquired the Liquid View platform, our accounting and management technology. As consideration for this assignment, we issued a payment of $1,000,000 to Mr. Ferdinand and $500,000 to Mr. Keller.

Green Mountain Analytics, LLC. On August 27, 2012, we acquired GMA pursuant to a contribution and exchange agreement entered into with the members of GMA, including entities controlled by Messrs. Ferdinand and Keller. Pursuant to this exchange transaction, we issued to the members of GMA 183 common units (including 59 common units and 59 common units to entities controlled by Messrs. Ferdinand and Keller, respectively). The approximate aggregate value of the interests received by the members of GMA in the exchange transaction, based on an independent valuation as of October 31, 2012, was $19,956,000 (including $6,411,000 and $6,411,000 to entities controlled by Messrs. Ferdinand and Keller, respectively).

LTI, LLC. We acquired LTI on September 30, 2012, pursuant to a contribution and exchange agreement with LTI’s equity holders, including Edward Feigeles, one of our directors, and Liquid Trading International LLP, an entity with which Brian Ferdinand is affiliated. Pursuant to the contribution agreement, each of the members transferred to us all of the outstanding interest in LTI held by them. As consideration for these contributions, we issued to the members of LTI 47 common units (including 17 common units to Edward Feigeles). The approximate aggregate value of the interests received by the former members of LTI in this transaction, based on an independent valuation as of October 31, 2012, was $5,079,000 (including $1,792,000 to Edward Feigeles). We did not issue any common units to Liquid Trading International LLP in connection with its contribution.

Other Transactions

Investment by Douglas Von Allmen. In July 2012, we entered into a subscription agreement with Mr. Von Allmen pursuant to which issued 93 common units as consideration for a $12.5 million investment made by Mr. Von Allmen in April 2012. By December 24, 2012, we will issue an additional 20 common units to Mr. Von Allmen pursuant to the terms of the subscription agreement, which required additional units to be issued to Mr. Von Allmen in the event this offering was not consummated on or before October 24, 2012.

Legal Representation. We retain the law firm of Fish & Richardson, of which David Francescani, one of our directors, is managing partner, to perform legal services from time to time. We have paid Fish & Richardson $36,554.73 for legal services rendered during 2012 to date and currently have an unpaid balance of $14,101.29.

Transactions among Liquid Holdings Group, LTI, LLC, Liquid Futures and Liquid Prime Services, Inc. LTI was an entity formed for the purpose of capitalizing the Company’s predecessor entities. Brian Ferdinand or entities he controlled, and Liquid Holdings Group provided an aggregate of $5,563,000 in order to capitalize Liquid Futures and Liquid Prime Services. The capital was funded initially to or by Mr. Ferdinand or entities he controlled and Mr. Ferdinand directed those allocations to Liquid Futures or Liquid Prime. Shortly thereafter, Liquid Prime, Liquid Futures, and LTI were all consolidated into Liquid Holdings Group.

From the period beginning November 9, 2011 through March 28, 2012, Mr. Ferdinand funded an aggregate of $1,525,000 on behalf of LTI of which $1,425,000 was put into Liquid Futures and $100,000 was used to pay expenses associated with the set-up of these entities.

From the period beginning October 27, 2011 through May 21, 2012, Mr. Ferdinand advanced $133,000 to Liquid Prime Holdings, LLC for the acquisition of Liquid Prime and an aggregate of $3,855,000 to Liquid Prime for the entity to meet its regulatory capital requirements and working capital needs.

In April 2012 each of Liquid Prime Holdings LLC, which owns Liquid Prime Services, Inc., and Liquid Futures was contributed to Liquid Holdings Group, LLC subject to regulatory approval, which was received on October 5, 2012 and May 9, 2012, respectively. On September 30, 2012, LTI was contributed to Liquid Holdings Group, LLC in exchange for 47 of our common units at the time of such issuance, such that the owners of LTI received an indirect interest in each of Liquid Futures and Liquid Prime. See the section titled “—Formation Transactions” and “Prospectus Summary—Our Formation Transactions” above.

Transactions with Liquid Trading International LLP. An entity controlled by Messrs. Ferdinand and Keller and an entity controlled by Mr. Schaeffer hold a 36.675% and 10% interest, respectively, in Liquid Trading International. Liquid Trading International LLP, which is not a part of and is not consolidated under Liquid Holdings Group, operates as a principal-only trading firm domiciled in the United Kingdom. Liquid Trading International provides direct access to European equity markets as a member firm in order to give its members a wide choice of venues and economical sources of liquidity. Liquid Trading International is a customer of our technology platform, which it then markets to its own members, thereby providing us with a source of customer referrals.

On June 11, 2012, we loaned $5 million to Liquid Trading International pursuant to a demand promissory note bearing interest at an annual rate of 3.0%. We entered into this loan in order to provide Liquid Trading International with the funds necessary to test our technology products with Credit Suisse AG. Liquid Trading

International repaid $1,000,000 of principal on August 14, 2012, two installments of $500,000 each were repaid on September 25, 2012 and November 13, 2012, an installment of $50,000 was repaid on November 29, 2012 and an additional $500,000 was repaid on December 6, 2012. We expect this note will be fully repaid in February 2013.

Registration Rights

Prior to the closing of this offering, we will enter into a registration rights agreement with our existing owners pursuant to which we will grant them, their affiliates and certain of their transferees the right, under certain circumstances and subject to certain restrictions, to require us to register under the Securities Act shares of our common stock (and other securities convertible into or exchangeable or exercisable for shares of our common stock) otherwise held by them. Shares registered under any such registration statement will be available for sale in the open market unless restrictions apply. See the section titled “Description of Capital Stock—Registration Rights.”

Director Indemnification Agreements

Our bylaws permit us to indemnify our directors to the fullest extent permitted by law, subject to limited exceptions. Prior to the closing of this offering, we will enter into indemnification agreements with each of our directors that provide, in general, that we will indemnify them to the fullest extent permitted by law in connection with their service to us or on our behalf.

Review, Approval or Ratification of Transactions with Related Persons

Prior to completion of this offering, our Board of Directors intends to adopt a written related person transaction policy, to be effective upon the closing of this offering, setting forth the policies and procedures for the review and approval or ratification of related person transactions. This policy will cover, with certain exceptions, any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships in which we were or are to be a participant, where the amount involved exceeds $100,000 and a related person had or will have a direct or indirect material interest, including, without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness and employment by us of a related person. In reviewing and approving any such transactions, our nominating and corporate governance committee is tasked to consider all relevant facts and circumstances, including, but not limited to, whether the transaction is on terms comparable to those that could be obtained in an arm’s length transaction and the extent of the related person’s interest in the transaction. All of the transactions described in this section occurred prior to the adoption of this policy.

DESCRIPTION OF CAPITAL STOCK

The following is a description of the material terms of our amended and restated certificate of incorporation and amended and restated bylaws that will be in effect upon completion of this offering. We refer you to our certificate of incorporation and bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus forms a part.

Authorized Capitalization

Upon completion of this offering, the authorized capital stock of Liquid Holdings Group, Inc. will consist of              shares of common stock, $0.0001 par value per share, of which              shares will be issued and              outstanding and shares of preferred stock, $0.0001 par value per share, of which no shares will be issued and outstanding.

Common Stock

Holders of shares of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders and do not have cumulative voting rights.

Holders of shares of our common stock are entitled to ratably receive dividends when and if declared by our Board of Directors out of funds legally available therefor, subject to any statutory or contractual prohibitions or other restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock.

Upon our dissolution, liquidation or winding up, after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of shares of our common stock will be entitled to receive pro rata our remaining assets available for distribution.

Holders of shares of our common stock do not have preferences or preemptive, subscription, redemption or conversion rights.

Preferred Stock

Our Board of Directors has the authority, without further stockholder authorization, to issue from time to time shares of preferred stock in one or more series and to fix the terms, limitations, relative rights and preferences and variations of each series. The preferred stock, if issued, would have priority over the common stock with respect to dividends and other distributions, including the distribution of our assets upon liquidation. Although we have no present plans to issue any shares of preferred stock, the issuance of shares of preferred stock, or the issuance of rights to purchase such shares, could decrease the amount of assets available for distribution to the holders of common stock, could adversely affect the rights and powers, including voting rights, of the common stock and could have the effect of delaying, deterring or preventing a change in control of us or an unsolicited acquisition proposal.

Registration Rights

Prior to the closing of this offering, we will enter into a registration rights agreement with our existing owners pursuant to which we have granted them, their affiliates and certain of their transferees the right, under certain circumstances and subject to certain restrictions, to require us to register under the Securities Act approximately              shares of our common stock held by them. Such securities registered under any registration statement will be available for sale in the open market unless restrictions apply.

In any registration made pursuant to such registration rights agreement, all fees, costs, and expenses of underwritten registrations will be borne by us and all selling expenses, including estimated underwriting discounts and selling commissions, will be borne by the holders of the shares being registered. The registration rights under the registration rights agreement described below will remain in effect until an individual holder is able to sell all of its registrable shares without restriction pursuant to Rule 144 under the Securities Act during any three month period.

Demand Registration Rights

After the completion of this offering, our existing owners will be entitled to certain demand registration rights. At any time following the 180th day after the effective date of this registration statement on Form S-1, the holders of at least     % of these shares can request that we register all or a portion of their shares. Such request for registration must cover at least that number of shares with reasonably expected aggregate offering proceeds, which (after deduction of underwriters’ discounts and expenses related to the offering) equal or exceed $       million. If our Board of Directors determines in good faith that it would be materially detrimental to us and not in our best interest for a registration statement to be filed, we have the right to defer such registration, not more than once in any 12 month period, for a period of up to 180 days.

Piggyback Registration Rights

After the completion of this offering, in the event that we propose to register the offer and sale of any of our securities under the Securities Act, either for our own account or for the account of other security holders, our existing owners will be entitled to certain “piggyback” registration rights allowing the holder to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to registration related to employee benefit plans on Form S-8, and corporate reorganizations or other transactions to be registered on Form S-4, the holders of these shares are entitled to notice of the registration and have the right, subject to limitations that the underwriters may impose on the number of shares included in the registration, to include their shares in the registration.

Form S-3 Registration Rights

After the completion of this offering, our existing owners will be entitled to certain Form S-3 registration rights. The holders of these shares can make a written request that we register the offer and sale of their shares on Form S-3 if we are eligible to file a registration statement on Form S-3 and if the aggregate price to the public of the shares offered is at least $       million. We will not be required to effect a registration on Form S-3 if we have effected          such registrations in a given 12 month period. If our Board of Directors determines in good faith that it would be materially detrimental to us and not in our best interest for a registration statement to be filed, we have the right to defer such registration, not more than once in any 12 month period, for a period of up to 180 days.

Venue

Our amended and restated bylaws provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, or DGCL, (iv) any action to interpret, apply, enforce or determine the validity of our amended and restated certificate of incorporation or amended and restated bylaws, or (v) any action asserting a claim governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock is deemed to have received notice of and consented to the foregoing provision. The enforceability of similar choice of forum provisions in other companies’ charters has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable.

Anti-takeover Effects of the Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Certain provisions of our amended and restated certificate of incorporation and our bylaws could have anti-takeover effects. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our corporate policies formulated by our Board of Directors. In addition, these provisions also are intended to ensure that our Board of Directors will have sufficient time to fulfill its fiduciary duties to us and our stockholders. These provisions also are designed to reduce our vulnerability to an unsolicited proposal for our takeover that does not contemplate the acquisition of all of our outstanding shares or an unsolicited proposal for the restructuring or sale of all or part of us. The provisions are also intended to discourage certain tactics that may be used in proxy fights. However, these provisions could delay or frustrate the removal of incumbent directors or the assumption of control of us by the holder of a large block of common stock, and could also discourage or make more difficult a merger, tender offer, or proxy contest, even if such event would be favorable to the interest of our stockholders.

Staggered Board. We intend to implement a “staggered” Board of Directors consisting of three classes of directors. Directors of each class will be chosen for three-year terms upon the expiration of their current terms and each year one class of our directors will be elected by our stockholders. The terms of the first, second and third classes will expire in 2013, 2014 and 2015, respectively. We believe that classification of our Board of Directors will help to assure the continuity and stability of our business strategies and policies as determined by our Board of Directors.

Removal of Directors; Vacancies. Our directors may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of not less than 66 2/3% of the outstanding shares of stock entitled to vote generally in the election of directors. In addition, our amended and restated bylaws provide that any vacancies on our Board of Directors will be filled only by the affirmative vote of a majority of the remaining directors, although less than a quorum, or by a sole remaining director.

No Cumulative Voting. The DGCL provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless an entity’s certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation will prohibit cumulative voting.

Authorized but Unissued Shares; Undesignated Preferred Stock. The authorized but unissued shares of our common stock will be available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, acquisitions and employee benefit plans. In addition, our Board of Directors may authorize, without stockholder approval, undesignated preferred stock with voting rights or other rights or preferences designated from time to time by our Board of Directors. The existence of authorized but unissued shares of common stock or preferred stock may enable our Board of Directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise.

Stockholder Action by Written Consent. The DGCL permits stockholder action by written consent unless otherwise provided by a corporation’s certificate of incorporation. Our amended and restated certificate of incorporation precludes stockholder action by written consent, unless the action to be effected by written consent and the taking of such action by written consent have expressly been approved in advance by the board.

Advance Notice Requirements for Stockholder Proposals and Director Nominations. Our amended and restated bylaws provide that stockholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of stockholders must provide timely notice of their proposal in writing to the corporate secretary. This provision may have the effect of precluding the conduct of certain business at a meeting if the proper notice is not provided and may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

Calling of Special Meetings of Stockholders. Our amended and restated bylaws preclude our stockholders from calling special meetings of stockholders or requiring the Board of Directors or any officer to call such a meeting or from proposing business at such a meeting. Our amended and restated bylaws provide that only a majority of our Board of Directors, the Chairman of the board, the President or the Chief Executive Officer can call a special meeting of stockholders. Because our stockholders do not have the right to call a special meeting, a stockholder cannot force stockholder consideration of a proposal over the opposition of the Board of Directors by calling a special meeting of stockholders prior to the time a majority of the Board of Directors or the Chairman of the board or the Chief Executive Officer believes the matter should be considered or until the next annual meeting if the requestor then meets the notice requirements. The restriction on the ability of stockholders to call a special meeting means that a proposal to replace board members also can be delayed until the next annual meeting.

Amendments; Vote Requirements. The DGCL provides generally that the affirmative vote of a majority of the outstanding shares of stock entitled to vote is required to amend a corporation’s certificate of incorporation, unless the certificate of incorporation requires a greater percentage. Our certificate of incorporation provides that the following provisions in our certificate of incorporation and bylaws may be amended only by the affirmative vote of holders of at least 66 2/3% of the outstanding shares of common stock entitled to vote generally in the election of directors:

•	classified board (the election and term of our directors);

•	the resignation and removal of directors;

•	the provisions regarding entering into business combinations with interested stockholders;

•	the provisions regarding stockholder action by written consent;

•	the provisions regarding calling special meetings of stockholders;

•	filling vacancies on our board and newly created directorships;

•	the advance notice requirements for stockholder proposals and director nominations; and

•	the amendment provision requiring that the above provisions be amended only with a 66 2/3% supermajority vote.

In addition, our amended and restated certificate of incorporation grants our Board of Directors the authority to amend and repeal our amended and restated bylaws without a stockholder vote in any manner not inconsistent with the laws of the State of Delaware or our amended and restated certificate of incorporation

Section 203 of the DGCL

We are subject to Section 203 of the DGCL, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that such stockholder became an interested stockholder, with the following exceptions:

•	prior to such date, the Board of Directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested holder;

•

upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; and

•

on or subsequent to such date, the business combination is approved by the Board of Directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines business combination to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•

any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loss, advances, guarantees, pledges, or other financial benefits by or through the corporation.

In general, Section 203 of the DGCL defines an interested stockholder as an entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation or any entity or person affiliated with or controlling or controlled by such entity or person.

Transfer Agent and Registrar

Upon completion of the offering, the transfer agent and registrar for our common stock will be             .

Listing

We expect to list our common stock on the NASDAQ Global Market under the symbol “LIQD.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock, and we cannot predict the effect, if any, that issuances or sales of shares of our common stock, or the availability of shares of our common stock for issuance or sale, will have on our stock price prevailing from time to time. Future issuances or sales of our common stock in the, or the availability of such shares for issuance or sale, could adversely affect our stock price prevailing from time to time and our ability to raise equity capital in the future.

Following the completion of this offering, we will have              outstanding shares of common stock (if the underwriter exercises its over-allotment option in full). Of the outstanding shares, all of the              shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except that any shares held by our “affiliates” as that term is defined in Rule 144 promulgated under the Securities Act may only be sold in compliance with the limitations described below.

The              shares of our common stock held by our existing owners will be “restricted securities” as defined in Rule 144. However, prior to the completion of this offering we will enter into a registration rights agreement with certain of our existing owners that will require us to register for sale under the Securities Act these shares of our common stock. See the sections titled “—Registration Rights” and “Description of Capital Stock—Registration Rights.” As of                     , 2012, holders of              shares, or     %, of our common stock after giving effect to this offering will have rights, subject to some conditions, to require us to file registration statements covering the sale of their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. We also intend to register the offer and sale of all shares of common stock that we may issue under our equity compensation plans.

Our amended and restated certificate of incorporation authorizes us to issue additional shares of common stock and options, rights, warrants and appreciation rights relating to our common stock for the consideration and on the terms and conditions established by our Board of Directors in its sole discretion. In accordance with the DGCL and the provisions of our amended and restated certificate of incorporation, we may also issue preferred stock that has designations, preferences, rights, powers and duties that are different from, and may be senior to, those applicable to shares of our common stock. See the section titled “Description of Capital Stock.”

Registration Rights

Prior to the closing of this offering, we will enter into a registration rights agreement with our existing owners pursuant to which we will grant them, their affiliates and certain of their transferees the right, under certain circumstances and subject to certain restrictions, to require us to register under the Securities Act shares of our common stock (and other securities convertible into or exchangeable or exercisable for shares of our common stock) otherwise held by them. Shares registered under any such registration statement will be available for sale in the open market unless restrictions apply. See the section titled “Description of Capital Stock—Registration Rights.”

Lock-Up Agreements

We, our directors and executive officers and certain of our principal stockholders have entered into lock-up agreements not to offer or sell any shares of common stock or securities convertible into or exchangeable or exercisable for common stock, for a period of 180 days from the date of this prospectus, subject to certain exceptions and extensions, without the prior written consent of Sandler O’Neill & Partners, L.P. Sandler O’Neill & Partners, L.P. may, in its sole discretion, at any time and without notice, waive any of the terms of the lock-up. Following the lock-up period, our directors and officers and such principal stockholders will not be eligible to sell their shares in the public market without registration under the Securities Act unless these sales meet the conditions and restrictions of Rules 144 or 701 as described below. As restrictions on resale end, our stock price could drop significantly if the holders of these restricted shares sell them or are perceived by the market as intending to sell them. See “Underwriting.”

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to our compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person would be entitled to sell those shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell upon expiration of the lock-up agreements described above, within any three-month period, a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Rule 701 generally allows a stockholder who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required by that rule to wait until 90 days after the date of this prospectus before selling those shares pursuant to Rule 701.

Registration Statement on Form S-8

We intend to file a registration statement on Form S-8 under the Securities Act to register              shares of common stock available for issuance pursuant to our equity compensation plans. Shares issued pursuant to these plans after the effective date of such registration statement will be available for sale in the open market and, for our affiliates, subject to the conditions and restrictions of Rule 144. Such registration statement is expected to be filed and become effective as soon as practicable after the date of this prospectus. Accordingly, shares registered under such registration statement will be available for sale in the open market following its effective date, subject to the lock-up agreements described above to the extent applicable.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the material U.S. federal income tax consequences applicable to non-U.S. holders (as defined below) with respect to the acquisition, ownership and disposition of shares of our common stock, but does not purport to be a complete analysis of all potential tax considerations related thereto. This summary is based on current provisions of the Internal Revenue Code of 1986, as amended, or Code, final, temporary and proposed Treasury regulations promulgated thereunder, administrative rulings and judicial opinions, all of which are subject to change, possibly with retroactive effect. We have not sought any ruling from the U.S. Internal Revenue Service, or the IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions.

This summary is limited to non-U.S. holders who purchase shares of our common stock issued pursuant to this offering and who hold such shares of our common stock as capital assets (within the meaning of Section 1221 of the Code). This discussion does not address all aspects of U.S. federal income taxation that may be important to a particular non-U.S. holder in light of that non-U.S. holder’s individual circumstances, nor does it address any aspects of U.S. federal estate or gift tax laws or tax considerations arising under the laws of any non-U.S., state or local jurisdiction.

This discussion also does not address tax considerations applicable to a non-U.S. holder subject to special treatment under the U.S. federal income tax laws, including without limitation:

•	banks, insurance companies or other financial institutions;

•	partnerships or other pass-through entities;

•	tax-exempt organizations;

•	tax-qualified retirement plans;

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	U.S. expatriates and certain former citizens or long-term residents of the United States;

•	controlled foreign corporations;

•	passive foreign investment companies;

•	persons that own, or have owned, actually or constructively, more than 5% of our common stock; and

•	persons that will hold common stock as a position in a hedging transaction, “straddle” or “conversion transaction” for tax purposes.

Accordingly, we urge prospective investors to consult with their own tax advisors regarding the U.S. federal, state, local and non-U.S. income and other tax considerations of acquiring, holding and disposing of shares of our common stock.

If a partnership (or other entity or arrangement classified as a partnership for U.S. federal income tax purposes) is a beneficial owner of shares of our common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Any partner in a partnership holding shares of our common stock (and such partnership) should consult their own tax advisors.

PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR

SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF SHARES OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

Definition of Non-U.S. Holder

In general, a “non-U.S. holder” is any beneficial owner of shares of our common stock (other than a partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not a U.S. person. A “U.S. person” is any of the following:

•	an individual citizen or resident of the United States;

•	a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia (or other entity treated as such for U.S. federal income tax purposes);

•	an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•

a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) it has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

Distributions on Our Common Stock

As described in the section titled “Dividend Policy,” we currently do not anticipate paying dividends on shares of our common stock in the foreseeable future. If, however, we make cash or other property distributions on shares of our common stock (other than certain pro rata distributions of shares of our common stock), such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current earnings and profits for that taxable year or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and will first be applied against and reduce a non-U.S. holder’s adjusted tax basis in the shares of our common stock, but not below zero. Any excess will be treated as gain realized on the sale or other disposition of shares of our common stock and will be treated as described under the section titled “—Gain on Sale or Other Disposition of Shares of Our Common Stock” below.

Dividends paid to a non-U.S. holder of shares of our common stock will generally be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends, or such lower rate specified by an applicable income tax treaty. To receive the benefit of a reduced treaty rate, a non-U.S. holder must furnish to us or our paying agent a valid IRS Form W-8BEN (or other applicable form) certifying, under penalties of perjury, such non-U.S. holder’s qualification for the reduced rate. This certification must be provided to us or our paying agent prior to the payment of dividends and must be updated periodically.

If a non-U.S. holder holds shares of our common stock in connection with the conduct of a trade or business in the United States, and dividends paid on shares of our common stock are effectively connected with such non-U.S. holder’s U.S. trade or business (and, if required by an applicable income tax treaty, are attributable to a permanent establishment maintained by the non-U.S. holder in the United States), the non-U.S. holder will be exempt from the aforementioned U.S. federal withholding tax. To claim the exemption, the non-U.S. holder must furnish to us or our paying agent a properly executed IRS Form W-8ECI (or applicable successor form).

Such effectively connected dividends will generally be subject to U.S. federal income tax on a net income basis at the regular graduated U.S. federal income tax rates in the same manner as if such non-U.S. holder were a resident of the United States. A non-U.S. holder that is a non-U.S. corporation also may be subject to an additional branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of a portion of its effectively connected earnings and profits for the taxable year. Non-U.S. holders should consult any applicable income tax treaties that may provide for different rules. A non-U.S. holder that claims exemption from withholding or the benefit of an applicable income tax treaty will generally be required to satisfy applicable certification and other requirements prior to the distribution date. Non-U.S. holders that do not timely provide us or our paying agent with the required certification may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty or applicability of other exemptions from withholding.

Gain on Sale or Other Disposition of Shares of Our Common Stock

Subject to the discussion below regarding backup withholding, a non-U.S. holder will generally not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of shares of our common stock, unless:

•

the gain is effectively connected with a trade or business carried on by the non-U.S. holder in the United States and, if required by an applicable income tax treaty, the gain is attributable to a permanent establishment of the non-U.S. holder maintained in the United States;

•	the non-U.S. holder is an individual present in the United States for 183 days or more in the taxable year of disposition and certain other requirements are met; or

•

we are or have been a U.S. real property holding corporation, or a USRPHC, for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition and the non-U.S. holder’s holding period for the shares of our common stock, and our common stock has ceased to be traded on an established securities market prior to the beginning of the calendar year in which the sale or other disposition occurs. The determination of whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our other trade or business assets and our foreign real property interests.

We believe we currently are not, and we do not anticipate becoming, a USRPHC for U.S. federal income tax purposes.

Gain described in the first bullet point above will be subject to U.S. federal income tax on a net income basis at regular graduated U.S. federal income tax rates generally in the same manner as if such non-U.S. holder were a resident of the United States. A non-U.S. holder that is a non-U.S. corporation also may be subject to an additional branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of a portion of its effectively connected earnings and profits for the taxable year. Non-U.S. holders should consult any applicable income tax treaties that may provide for different rules.

Gain described in the second bullet point above will be subject to U.S. federal income tax at a flat 30% rate (or such lower rate specified by an applicable income tax treaty) but may be offset by U.S. source capital losses (even though the individual is not considered a resident of the United States), provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses. Non-U.S. holders should consult any applicable income tax treaties that may provide for different rules.

Backup Withholding and Information Reporting

Generally, we must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to, and the tax withheld with respect to, each non-U.S. holder. This information also may be made available under a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established. Backup withholding generally will not apply to distributions to a non-U.S. holder of shares of our common stock provided the non-U.S. holder furnishes to us or our paying agent the required certification as to its non-U.S. status, such as by providing a valid IRS Form W-8BEN or IRS Form W-8ECI, or certain other requirements are met. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the holder is a U.S. person that is not an exempt recipient.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Legislation Relating to Foreign Accounts

Recently enacted legislation may impose withholding taxes on certain types of payments made to “foreign financial institutions,” as specially defined under such rules, and certain other non-U.S. entities. The legislation imposes a 30% withholding tax on dividends on, or gross proceeds from the sale or other disposition of, shares of our common stock paid to a foreign financial institution unless the foreign financial institution enters into an agreement with the U.S. Treasury to, among other things, undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to account holders whose actions prevent it from complying with these reporting and other requirements. In addition, the legislation imposes a 30% withholding tax on the same types of payments to a foreign non-financial entity unless the entity certifies that it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner. These rules will generally apply to payments of dividends made after December 31, 2013, and to gross proceeds from the sale or other disposition of shares of our common stock after December 31, 2017. Prospective investors should consult their tax advisors regarding this legislation.

UNDERWRITING

We are offering the shares of our common stock described in this prospectus in an underwritten offering in which Sandler O’Neill & Partners, L.P., or the underwriter, is acting as sole underwriter. We will enter into an underwriting agreement with the underwriter with respect to the shares of common stock being offered. Subject to the terms and conditions contained in the underwriting agreement, the underwriter has agreed to purchase all of the shares of common stock being offered by this prospectus.

The underwriting agreement provides that the underwriter’s obligation to purchase shares of our common stock depends on the satisfaction of the conditions contained in the underwriting agreement, including:

•	the representations and warranties made by us are true and all of our agreements have been performed;

•	there is no material adverse change in the financial markets or in our business; and

•	we deliver customary closing documents.

Subject to these conditions, the underwriter is committed to purchase and pay for all shares of our common stock offered by this prospectus, if any such shares are taken. However, the underwriter is not obligated to take or pay for the shares of our common stock covered by the underwriter’s over-allotment option described below, unless and until such option is exercised.

Over-Allotment Option

We have granted the underwriter an option, exercisable no later than 30 days after the date of the underwriting agreement, to purchase up to an aggregate of             additional shares of common stock at the public offering price, less the underwriting discount set forth on the cover page of this prospectus. We will be obligated to sell these shares to the underwriter to the extent the over-allotment option is exercised. The underwriter may exercise this option only to cover over-allotments, if any, made in connection with the sale of the shares of our common stock offered by this prospectus.

Commissions and Expenses

The underwriter proposes to offer the shares of our common stock directly to the public at the offering price set forth on the cover page of this prospectus and to dealers at the public offering price less a concession not in excess of $         per share. After the public offering of the shares of our common stock, the underwriter may change the offering price, concessions and other selling terms.

The following table shows the per share and total underwriting discount that we will pay to the underwriter and the proceeds we will receive before expenses. These amounts are shown assuming both no exercise and full exercise of the underwriter’s over-allotment option to purchase additional shares of our common stock.

	Per Share	Total Without Over- Allotment Exercise	Total With Over- Allotment Exercise
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to us	$	$	$

We will also reimburse the underwriter for its reasonable out-of-pocket expenses incurred in connection with its engagement as underwriter, regardless of whether this offering is consummated, including, without limitation, all marketing, syndication and travel expenses and legal fees and expenses up to a maximum aggregate amount of $300,000. We estimate that the total expenses of this offering, exclusive of the underwriting discount, will be approximately $        , and are payable by us.

Indemnity

We have agreed to indemnify the underwriter, and persons who control the underwriter, against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriter may be required to make in respect of these liabilities.

Lock-Up Agreement

We, each of our executive officers and directors and certain of our principal stockholders, have agreed, subject to certain exceptions, for the period beginning on and including the date of this prospectus through and including the date that is 180 days after the date of this prospectus, (i) not to sell, offer, agree to sell, contract to sell, hypothecate, pledge, grant any option to purchase, make any short sale of, or otherwise dispose of or hedge, directly or indirectly, any shares of our common stock, any of our securities that are substantially similar to any of our common stock, or any of our securities convertible into, repayable with, exchangeable or exercisable for, or that represent the right to receive any shares of our common stock or any of our securities that are substantially similar to our common stock, or (ii) publicly announce an intention to do any of the foregoing, without, in each case, the prior written consent of the underwriter. These restrictions are expressly agreed to preclude us, our executive officers and directors and certain of our shareholders, from engaging in any hedging or other transaction or arrangement that is designed to, or which reasonably could be expected to, lead to or result in a sale, disposition or transfer, in whole or in part, of any of the economic consequences of ownership of our common stock, whether such transaction would be settled by delivery of our common stock or other securities, in cash or otherwise. Notwithstanding the foregoing, if we cease to be an emerging growth company at any time prior to the completion of the 180-day restricted period referred to in this paragraph, then such 180-day restricted period will be automatically extended if (1) during the last 17 days of the 180 day restricted period, we issue an earnings release or material news or a material event relating to us occurs, or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results or become aware that material news or a material event relating to us will occur during the 16-day period beginning on the last day of the 180-day restricted period, in which case the restrictions described above will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the amterial news or material event. In addition, during the period beginning on and including the date of this prospectus and continuing through and including the date that is 180 days after the date of this prospectus, without the prior written consent of the underwriter, we will not file or cause to become effective a registration statement under the Securities Act, relating to the offer and sale of any shares of our common stock or any of our other securities that are substantially similar to our common stock, or any of our securities that are convertible into, repayable with, exchangeable or exercisable for, or that represent the right to receive, the foregoing.

The underwriter may, in its sole discretion and at any time and from time to time, without notice, release all or any portion of the common shares or other securities referenced above from the foregoing restrictions.

Stabilization

In connection with this offering, the underwriter may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids.

•

Stabilizing transactions permit bids to purchase shares of common stock so long as the stabilizing bids do not exceed a specified maximum and are made to prevent or slow down a decline in the market price of the common stock while this offering is in progress.

•

Over-allotment transactions involve sales by the underwriter of shares of common stock in excess of the number of shares the we are offering. This creates a syndicate short position that may be either a covered short position or a naked short position. In a covered short position, the number of shares of common stock over-allotted by the underwriter is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriter may close out any short position by exercising its over-allotment option and/or purchasing shares in the open market.

•

Syndicate covering transactions involve purchases of common stock in the open market after the distribution of this offering has been completed to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriter will consider, among other things, the price of shares available for purchase in the open market as compared with the price at which they may purchase shares through exercise of the over-allotment option. If the underwriter sells more shares than could be covered by exercise of the over-allotment option and, therefore, has a naked short position, the position can be closed out only by buying shares in the open market. A naked short position is more likely to be created if the underwriter is concerned that after pricing there could be downward pressure on the price of the shares in the open market that could adversely affect investors who purchase in this offering.

•

Penalty bids permit the underwriter to reclaim a selling concession from a syndicate member when the common stock originally sold by that syndicate member is purchased in stabilizing or syndicate covering transactions to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriter make any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. These transactions may be effected in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

Our Relationship with the Underwriter

The underwriter, and some of its affiliates, may perform financial advisory and investment banking services for us from time to time in the ordinary course of their business and may receive compensation for such services.

LEGAL MATTERS

The validity of the shares of our common stock offered hereby will be passed upon for us by Gibson, Dunn & Crutcher LLP, New York, New York. Sidley Austin LLP, New York, New York is acting as counsel to the underwriter.

EXPERTS

The consolidated financial statements of Liquid Holdings, LLC as of July 31, 2012 and for the period from April 24, 2012 (date of commencement of operations) to July 31, 2012, included in this prospectus, have been audited and reported upon by KPMG LLP, an independent registered public accounting firm. The combined financial statements of Liquid Predecessor Companies as of and for the period ended December 31, 2011, included in this prospectus, have been audited and reported upon by KPMG LLP, an independent registered public accounting firm. The financial statements of Liquid Futures LLC as of December 31, 2011 and for the period from August 26, 2011 (date of formation) to December 31, 2011, included in this prospectus, have been audited and reported upon by KPMG LLP, independent auditors. The financial statements of LTI, LLC as of December 31, 2011 and for the period from August 22, 2011 (date of formation) to December 31, 2011, included in this prospectus, have been audited and reported upon by KPMG LLP, independent auditors. The consolidated financial statements of Centurion Capital Group, LLC as of December 31, 2011 and 2010 and for the year ended December 31, 2011 and the period from May 11, 2010 (date of formation) to December 31, 2010, included in this prospectus, have been audited and reported upon by KPMG LLP, independent auditors. The financial statements of Green Mountain Analytics, LLC as of December 31, 2011 and 2010 and the for each of the years in the two-year period then ended, included in this prospectus, have been audited and reported upon by KPMG LLP, independent auditors. The financial statements of Fundsolve Limited as of March 31, 2012 and 2011 and for each of the years in the two-year period then ended, included in this prospectus, have been audited and reported upon by KPMG LLP, independent auditors. Such financial statements have each been included in this prospectus in reliance upon the reports of KPMG LLP, appearing elsewhere in this prospectus, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1, including exhibits, of which this prospectus is a part, under the Securities Act with respect to the shares of common stock to be sold in this offering. This prospectus does not contain all of the information set forth in the registration statement and exhibits and schedules to the registration statement. For further information with respect to our company and the shares of common stock to be sold in this offering, reference is made to the registration statement, including the exhibits and schedules to the registration statement. Copies of the registration statement, including the exhibits and schedules to the registration statement, may be examined without charge at the public reference room of the SEC, 100 F Street, N.E., Washington, DC 20549. Information about the operation of the public reference room may be obtained by calling the SEC at 1-800-SEC-0330. Copies of all or a portion of the registration statement can be obtained from the public reference room of the SEC upon payment of prescribed fees. Our SEC filings, including our registration statement, are also available to you for free on the SEC’s website at www.sec.gov. Upon consummation of this offering, we will become subject to the informational requirements of the Exchange Act and will be required to file reports and other information. You will be able to inspect and copy these reports and other information at the public reference facilities maintained by the SEC at the address noted above. You will also be able to obtain copies of these materials from the Public Reference Room of the SEC at the address noted above or inspect them without charge at the SEC’s website. We intend to make available to our common stockholders annual reports containing consolidated financial statements audited by an independent registered public accounting firm.

INDEX TO FINANCIAL STATEMENTS

Liquid Holdings Group, LLC:
Historical Financial Statements:
Report of Independent Registered Public Accounting Firm	F-3
Consolidated balance sheet of Liquid Holdings Group, LLC as of July 31, 2012	F-4
Consolidated statement of operations and comprehensive income (loss) for the period from April 24, 2012 (date of commencement of operations) to July 31, 2012	F-5
Consolidated statement of changes in members’ equity for the period from April 24, 2012 (date of commencement of operations) to July 31, 2012	F-6
Consolidated statement of cash flows for the period from April 24, 2012 (date of commencement of operations) to July 31, 2012	F-9
Notes to consolidated financial statements	F-10

Liquid Predecessor Companies:
Report of Independent Registered Public Accounting Firm	F-32
Combined balance sheet as of December 31, 2011	F-33
Combined statement of operations for the period ended December 31, 2011	F-34
Combined statement of changes in owner’s equity for the period ended December 31, 2011	F-35
Combined statement of cash flows for the period ended December 31, 2011	F-36
Notes to combined financial statements	F-37

Financial Statements of Acquired or to be Acquired Businesses:

Liquid Futures, LLC:
Independent Auditors’ Report	F-47
Balance sheet of as of December 31, 2011	F-48
Statement of operations and changes in members’ equity for the period from August 25, 2011 (date of formation) to December 31, 2011	F-49
Statement of cash flows for the period from August 25, 2011 (date of formation) to December 31, 2011	F-50
Notes to financial statements	F-51

LTI, LLC:
Independent Auditors’ Report	F-54
Balance sheet as of December 31, 2011	F-55
Statement of operations for the period from August 22, 2011 (date of formation) to December 31, 2011	F-56
Statement of changes in members’ equity for the period from August 22, 2011 (date of formation) to December 31, 2011	F-57
Statement of cash flows for the period from August 22, 2011 (date of formation) to December 31, 2011	F-58
Notes to financial statements	F-59

Centurion Capital Group, LLC:
Independent Auditors’ Report	F-63
Consolidated balance sheets as of December 31, 2011 and 2010	F-64
Consolidated statements of operations and changes in members’ equity (deficit) for the year ended December 31, 2011 and the period from May 11, 2010 (date of formation) to December 31, 2010	F-65
Consolidated statements of cash flows for the year ended December 31, 2011 and the period from May 11, 2010 (date of formation) to December 31, 2010	F-66
Notes to consolidated financial statements	F-67

When the transaction referred to in note 1(b) of the Notes to Consolidated Financial Statements has been consummated, we will be in a position to render the following report.

/s/ KPMG LLP

We have audited the accompanying consolidated balance sheet of Liquid Holdings Group, LLC and subsidiaries (a development stage company) as of July 31, 2012, and the related consolidated statements of operations and comprehensive income (loss), changes in members’ equity, and cash flows for the period from April 24, 2012 (commencement of operations) to July 31, 2012. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Liquid Holdings Group, LLC and subsidiaries as of July 31, 2012, and the results of their operations and their cash flows for the period from April 24, 2012 (commencement of operations) to July 31, 2012, in conformity with U.S. generally accepted accounting principles.

New York, New York

December 10, 2012 except as to

note 1(b), which is as of

LIQUID HOLDINGS GROUP, LLC AND SUBSIDIARIES

(A Development Stage Company)

CONSOLIDATED BALANCE SHEET

JULY 31, 2012

ASSETS
Current assets:
Cash and cash equivalents	$2,582,658
Other receivable	179,159
Note receivable from Liquid Trading International LLP	5,000,000
Deferred offering costs	353,480
Prepaid expenses and other current assets	355,713

Total current assets	8,471,010

Property and equipment, net	2,188

Other assets:
Due from Liquid Prime Holdings, LLC	1,850,000
Other intangible assets, net of amortization of $188,417	4,788,289
Goodwill	7,152,089

Total other assets	13,790,378

TOTAL ASSETS	$22,263,576

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Accrued expenses	$1,486,272
Advances from LTI, LLC	270,791
Due to Liquid Trading International LLP	4,513
Due to other related parties	105,361
Deferred rent	7,317
Other current liabilities	10,624

Total current liabilities	1,884,878
Long-term liabilities:
Contingent consideration payable on Fundsolve acquisition	1,690,000

Total liabilities	3,574,878

Commitments and contingencies (Note 9)
Members' equity:
Capital contributed (380 Non-dilutive and 935 Class A issued and outstanding)	32,623,256
Subscription receivable	(884,000)
Deficit accumulated during development stage	(13,044,580)
Accumulated other comprehensive income (loss)	(5,978)

Total members’ equity	18,688,698

TOTAL LIABILITIES AND MEMBERS’ EQUITY	$22,263,576

See accompanying notes to consolidated financial statements.

LIQUID HOLDINGS GROUP, LLC AND SUBSIDIARIES

(A Development Stage Company)

CONSOLIDATED STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

FOR THE PERIOD FROM APRIL 24, 2012 (COMMENCEMENT OF OPERATIONS)

THROUGH JULY 31, 2012

For the period April 24, 2012 (Commencement of operations ) to July 31, 2012
Revenues	$212,458
Cost of sales	90,735

Gross margin	121,723

Operating expenses:
Share-based compensation	4,524,135
Shared-based payments for consulting services	5,824,001
Impairment of goodwill and intangible assets	1,545,000
Professional fees	1,207,052
Consulting fees	484,546
Rent	381,138
Salaries and wages	220,054
Amortization	188,417
Travel and entertainment	171,296
Other	189,875

Total operating expenses	14,735,514

Loss from operations	(14,613,791)
Non-operating income:
Interest income	24,211
Gain on settlement of contingent consideration payable	1,545,000

Total non-operating income	1,569,211
Loss before income taxes	(13,044,580)
Income tax benefit	—

Net loss	(13,044,580)
Other comprehensive income (loss):
Foreign currency translation	(5,978)

Total comprehensive loss	$(13,050,558)

Basic and diluted earnings (loss) per unit	$(24,566)

See accompanying notes to consolidated financial statements.

LIQUID HOLDINGS GROUP, LLC AND SUBSIDIARIES

(A Development Stage Company)

CONSOLIDATED STATEMENT OF CHANGES IN MEMBERS’ EQUITY

FOR THE PERIOD FROM APRIL 24, 2012 (COMMENCEMENT OF OPERATIONS) THROUGH JULY 31, 2012

	Non- dilutive Common Units	Class A Common Units	Capital Contributed	Subscription Receivable	Deficit Accumulated During the Development Stage	Accumulated Other Comprehensive Income	Total
Balance at January 17, 2012 (inception)	—	—	$—	$—	$—	$—	$—
Issuance of Non-dilutive and Class A Common Units to Founders ($2,761 per unit issued)	119	703	2,269,695	(2,269,695)	—	—	—
Issuance of unit-based compensation pursuant to 2012 Equity Plan ($76,089 per unit issued)	26	110	10,348,136	—	—	—	10,348,136
Issuance of additional Non-dilutive common units due to the issuance of equity units	23	—	—	—	—	—	—
Issuance of Non-dilutive Common Units for the purchase of proprietary software ($118,902 per unit issued)	52	—	—	—	—	—	—
Issuance of additional Non-dilutive common units due to the purchase of proprietary software	11	—	—	—	—	—	—
Founders contribution of Liquid Futures, LLC	—	—	—	1,369,120	—	—	1,369,120
Issuance of Class A Common Units for the contribution of 2.5% interest of Liquid Trading Institutional, LLP ($26.56 per unit issued)	—	16	425	—	—	—	425

(Continued)

See accompanying notes to consolidated financial statements.

LIQUID HOLDINGS GROUP, LLC AND SUBSIDIARIES

(A Development Stage Company)

CONSOLIDATED STATEMENT OF CHANGES IN MEMBERS’ EQUITY

FOR THE PERIOD FROM APRIL 24, 2012 (COMMENCEMENT OF OPERATIONS) THROUGH JULY 31, 2012

	Non- dilutive Common Units	Class A Common Units	Capital Contributed	Subscription Receivable	Deficit Accumulated During the Development Stage	Accumulated Other Comprehensive Income	Total
Issuance of additional Non-dilutive common units due to 2.5% interest of Liquid Trading Institutional, LLP	5	—	—	—	—	—	—
Founders contribution of 97.5% interest in Liquid Trading Institutional, LLP	—	—	—	16,575	—	—	16,575
Issuance of Class A Common Units in connection with the acquisition of Liquid Partners, LLC ($97,278 per unit issued)	—	90	8,755,000	—	—	—	8,755,000
Issuance of additional Non-dilutive Common Units due to the acquisition of Liquid Partners, LLC	25	—	—	—	—	—	—
Issuance of Non-dilutive Common Units in connection with the unit offering, net of issuance cost of $1,250,000, July 2012 ($120,968 per unit issued)	93	—	11,250,000	—	—	—	11,250,000
Issuance of additional Non-dilutive Common Units due to the unit offering	26	—	—	—	—	—	—

(Continued)

See accompanying notes to consolidated financial statements.

LIQUID HOLDINGS GROUP, LLC AND SUBSIDIARIES

(A Development Stage Company)

CONSOLIDATED STATEMENT OF CHANGES IN MEMBERS’ EQUITY

FOR THE PERIOD FROM APRIL 24, 2012 (COMMENCEMENT OF OPERATIONS) THROUGH JULY 31, 2012

	Non- dilutive Common Units	Class A Common Units	Capital Contributed	Subscription Receivable	Deficit Accumulated During the Development Stage	Accumulated Other Comprehensive Income	Total
Issuance of Class A Common Units for registration rights penalty	—	16	—	—	—	—	—
Foreign currency translation	—	—	—	—	—	(5,978)	(5,978)
Net loss	—	—	—	—	(13,044,580)	—	(13,044,580)

	380	935	$32,623,256	$(884,000)	$(13,044,580)	$(5,978)	$18,688,698

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE PERIOD FROM APRIL 24 (COMMENCEMENT OF OPERATIONS)

THROUGH JULY 31, 2012

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(13,044,580)
Adjustments to reconcile net loss to net cash used in operating activities:
Impairment of goodwill and intangible assets	1,545,000
Gain on settlement of contingent consideration payable	(1,545,000)
Amortization of intangibles	188,417
Share based compensation and payments	10,348,136
Deferred rent	7,317
Changes in operating assets and liabilities:
Other receivable	(179,159)
Deferred offering costs	(353,480)
Other liabilities	7,083
Due to other related parties	23,661
Other current assets	(339,925)
Accrued expenses	1,438,898

NET CASH USED IN OPERATING ACTIVITIES	(1,903,632)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of intangible assets	(1,536,545)
Cash received with acquisitions	1,355,526
Advances to Liquid Prime Holdings LLC	(1,850,000)

NET CASH USED IN INVESTING ACTIVITIES	(2,031,019)

CASH FLOWS FROM FINANCING ACTIVITIES
Note from Liquid Trading International LLP	(5,000,000)
Advance to Liquid Trading International LLP	4,513
Advance from LTI, LLC	270,791
Proceeds from unit sales, net offering cost	11,250,000

NET CASH PROVIDED BY FINANCING ACTIVITIES	6,525,304

Effect of exchange rate changes on cash	(7,995)

NET INCREASE IN CASH AND CASH EQUIVALENTS	2,582,658
CASH AND CASH EQUIVALENTS—Beginning	—

CASH AND CASH EQUIVALENTS—Ending	$2,582,658

NON-CASH INVESTING AND FINANCING ACTIVITIES:
Issuance of non-dilutive and Class A Common Units for the contribution of Liquid Trading Institutional LLP	$17,000

Issuance of Class A Common Units in connection with the acquisition of Liquid Partners, LLC	$8,755,000

Founders’ contribution of Liquid Futures, LLC	$1,369,120

Contingent consideration upon Fundsolve acquisition	$1,690,000

See accompanying notes to consolidated financial statements.

LIQUID HOLDINGS GROUP, LLC AND SUBSIDIARIES

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) Organization and Basis of Presentation

(a) Organization

Liquid Holding Group, LLC (“LHG” or the “Company”), a Delaware limited liability company, was formed on January 17, 2012. The Company is an entity that was formed with the intention of being the holding company to acquire and own a group of companies and ultimately pursue an initial public offering (“IPO”) in the United States. It is the successor control entity of the Liquid Predecessor Companies (collectively, the “Predecessor”), which was not a legal entity but rather a combination of certain entities and operations formed to continue and expand the Liquid organization in developing and operating a proprietary next generation technology platform that streamlines and unifies the entire trade and risk management process for the financial services community. The Company’s subsidiaries that are included in the consolidation are: (1) Liquid Futures LLC (“Futures”), (2) Liquid Trading Institutional LLP (“Institutional”), (3) Liquid Partners, LLC formerly known as Centurion Capital Group, LLC and Centurion Trading Partners, LLC (collectively “Centurion”), (4) Fundsolve Ltd. (“Fundsolve”), and (5) LHG Technology Services Ltd. (“Technology”). The Company commenced operations on April 24, 2012, the date the Founders (as defined in Note 5) signed a limited liability agreement and agreed to contribute certain entities owned or controlled by them to the Company.

The Company is considered to be a development stage company and, as such, the Company’s financial statements are prepared in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 915 -Development Stage Entities. The Company is subject to all of the risks associated with development stage companies.

Futures is a Delaware limited liability company that was formed on August 25, 2011 as a non-clearing futures commission merchant registered with the U.S. Commodity Futures Trading Commission (“CFTC”) and is a member of the National Futures Association (“NFA”). Futures was approved by the NFA as a member on March 15, 2012, at which time it commenced operations.

Institutional, formerly known as Liquid Trading Investment Advisers LP, (“Advisers”), is a company incorporated in England and Wales and formed on April 1, 2011. Advisers changed its name to Liquid Trading Institutional LLP on February 6, 2012. Institutional is a Financial Services Authority (“FSA”) registered broker-dealer for European based managers and was approved by the FSA on July 2, 2012.

Liquid Trading Holdings Limited (“Guernsey”), a company incorporated under the laws of Guernsey, was formed on October 6, 2011. Guernsey was formed to be the holding company of various entities that would go public in the United Kingdom (“UK”) and to be listed on the London Stock Exchange Alternative Investments Market (“AIM”). On December 30, 2011, Guernsey purchased all the membership interests of Centurion. Centurion Capital Group, LLC was formed on May 11, 2010 as a Florida limited liability company and was formerly known as Centurion Capital South LLC. On March 1, 2012, Centurion changed its name to Liquid Partners, LLC, (“Partners”). Partners is a provider of infrastucture and support services to traders and asset managers for whom LHG is the exclusive technology provider. In April 2012, the initiative to go public in the UK was cancelled and the Company assumed all the assets and obligations of Guernsey.

Fundsolve Limited (“Fundsolve”), a company incorporated under the laws of the UK, was formed on February 9, 2006. The Company acquired Fundsolve on July 31, 2012. Fundsolve is a portfolio risk reporting company which provides proprietary technology and a risk calculation engine for small to medium sized hedge funds.

Technology was formed on February 22, 2012, as a corporation under Mauritus law. It was originally named TTSL 74 Limited and changed its name to LHG Technology Services Ltd. on July 13, 2012. Technology is intended to be the holding company for a Chinese subsidiary still to be formed.

LIQUID HOLDINGS GROUP, LLC AND SUBSIDIARIES

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The consolidated financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the U.S. (“U.S. GAAP”). The consolidated financial statements reflect all adjustments, which are in the opinion of management, necessary for the fair presentation of results.

The individual limited liability companies included within the consolidated financial statements continue in existence until dissolved in accordance with the provisions of their operating agreements and are funded through the equity contributions of their owners. As limited liability companies, no member shall be bound by, or personally liable for, the expenses, liabilities, or obligations of the individual companies except as may otherwise be provided under applicable law. The members are not obligated to restore capital deficits. Pursuant to the terms of each LLC agreement, profits, losses, and distributions are generally allocated to the members in accordance with their ownership percentages.

(b) Reorganization

Prior to the completion of this offering, the Company will convert into a Delaware corporation and change its name from Liquid Holdings Group, LLC to Liquid Holdings Group, Inc. In connection with this conversion, all of the outstanding common units of the Company will convert into shares of common stock of Liquid Holdings Group, Inc. at a ratio that is yet to be determined.

(2) Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements represent the consolidation of the accounts of the Company and its subsidiaries in conformity with U.S. GAAP. All intercompany accounts and transactions have been eliminated in consolidation. Investments in unconsolidated companies (generally 20 to 50 percent ownership), in which the Company has the ability to exercise significant influence, but neither has a controlling interest nor is the primary beneficiary, are accounted for under the equity method. Investments in entities in which the Company does not have the ability to exercise significant influence are accounted for under the cost method. Under certain criteria indicated in Financial Accounting Standards Board (“FASB”)—Accounting Standards Codification (“ASC”) Topic 810—Consolidation, a partially-owned affiliate would be consolidated when it has less than a 50% ownership if the Company was the primary beneficiary of that entity. At the present time, the company has no interests in variable interest entities.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets, liabilities, revenues and expenses. Actual results could differ from those estimates. These significant estimates and assumptions include estimates of fair value of goodwill and intangibles with indefinite lives for purposes of impairment testing, estimates of valuation allowances related to deferred tax assets, and estimates of contingent liabilities related to business acquisitions.

Revenue Recognition

Brokerage

Transactions in securities, commissions and fees and related expenses are recorded on a trade date basis.

Commissions and fees are derived primarily from commissions and fees are derived primarily from facilitating securities transactions on behalf of clients.

LIQUID HOLDINGS GROUP, LLC AND SUBSIDIARIES

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Securities Transactions

Receivables from brokers, dealers and clearing organizations include amounts receivable for cash deposits, amounts receivable on open transactions from clearing organizations and commissions and fees receivable. Commissions and fees and related expenses for all securities transactions are recorded on a trade date basis.

Business Combinations, Goodwill and Other Intangibles

Assets acquired and liabilities assumed are recorded at their fair values on the date of acquisition. The cost to be allocated in a business combination includes consideration paid to the sellers, including cash and the fair values of assets acquired and liabilities assumed. Both direct (e.g., legal and professional fees) and indirect costs of the business combination are expensed as incurred. Certain agreements to acquire entities include potential additional consideration that is payable, contingent on the acquired company maintaining or achieving specified earnings levels in future periods. The fair value of any contingent consideration would be recognized on the acquisition date with subsequent changes in that fair value reflected in income. The consolidated financial statements and results of operations reflect an acquired business from the date of acquisition.

An intangible asset is recognized as an asset apart from goodwill if it arises from contractual or other legal rights or if it is separable (i.e., capable of being separated or divided from the acquired entity and sold, transferred, licensed, rented, or exchanged).

The judgments that are made in determining the estimated fair value assigned to each class of assets acquired and liabilities assumed, as well as asset lives, can materially impact net income in periods following a business combination. Traditional approaches used to determine fair value include the income, cost and market approaches. The income approach presumes that the value of an asset can be estimated by the net economic benefit to be received over the life of the asset, discounted to present value. The cost approach presumes that an investor would pay no more for an asset than its replacement or reproduction cost. The market approach estimates value based on what other participants in the market have paid for reasonably similar assets. Although each valuation approach is considered in valuing the assets acquired, the approach or combination of approaches ultimately selected is based on the characteristics of the asset and the availability of information.

Goodwill is an asset representing the future economic benefits arising from other assets acquired in a business combination that are not individually identified and separately recognized. Goodwill is reviewed for impairment at least annually. The goodwill impairment test is a two-step test. Under the first step, the fair value of the reporting unit is compared with its carrying value (including goodwill). If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit and the entity must perform step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation and the residual fair value after this allocation is the implied fair value of the reporting unit goodwill. Fair value of the reporting unit is determined using a discounted cash flow analysis. If the fair value of the reporting unit exceeds its carrying value, step two does not need to be performed.

LIQUID HOLDINGS GROUP, LLC AND SUBSIDIARIES

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In December 2010, the FASB issued Accounting Standards Update (“ASU”) 2010-28, Intangibles—Goodwill and Other (Topic 350): When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts, a consensus of the FASB Emerging Issues Task Force (Issue No. 10-A). ASU 2010-28 modifies Step 1 of the goodwill impairment test under ASC Topic 350 for reporting units with zero or negative carrying amounts to require an entity to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that a goodwill impairment exists, an entity should consider whether there are adverse qualitative factors, including the examples provided in ASC Paragraph 350-20-35-30, in determining whether an interim goodwill impairment test between annual test dates is necessary. The ASU allows an entity to use either the equity or enterprise valuation premise to determine the carrying amount of a reporting unit. ASU 2010-28 was effective for fiscal years, and interim periods within those years, beginning after December 15, 2010 for a public company.

Other intangibles with definite lives are amortized over their useful lives. All other intangibles are assessed at least annually for impairment. If impairment is indicated, an impairment loss is calculated as the amount by which the carrying value of an intangible asset exceeds its estimated fair value.

In July 2012, the FASB issued ASU No. 2012-02, Testing Indefinite-Lived Intangible Assets for Impairment. This ASU allows an organization to first assess qualitative factors to determine whether it is necessary to perform the quantitative impairment test for indefinite-lived intangible assets. An organization that elects to perform a qualitative assessment is required to perform the quantitative impairment test for an indefinite-lived intangible asset if it is more likely than not that the asset is impaired. The ASU is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted. The Company adopted the provisions of this ASU as of April 24, 2012. The Company adoption of the ASU did not have a material impact on its consolidated financial statements.

Premises and Equipment

Furniture, fixtures and equipment are carried at cost and are depreciated using the straight-line method over the estimated useful lives of the assets (generally three to seven years). Leasehold improvements are carried at cost and are depreciated over the remaining term of the leases.

Deferred Offering Costs

Deferred offering costs consist principally of legal costs incurred through the balance sheet date that are directly related to the Company’s intended IPO and that will be charged to members’ equity upon the receipt of the capital raised. Should the IPO prove to be unsuccessful, these deferred costs as well as additional expenses to be incurred will be charged to operations.

Share Based Compensation

The Company accounts for stock-based compensation in accordance with ASC Topic 718, Compensation – Stock Compensation (“ASC 718”). ASC 718 addresses all forms of share-based plan (“SBP”) awards including units issued under the 2012 Equity Plan. Under ASC 718 awards result in a cost that is measured at fair value on the awards’ grant date, based on the estimated number of awards that are expected to vest and will result in a charge to operations over the requisite service period.

The Company accounts for equity-based transactions with nonemployees in accordance with ASC Subtopic 505-50, Equity—Equity-Based Payments to Non-Employees. All transactions with nonemployees in which goods or services are received in exchange for equity-based instruments are accounted for based on the fair value of the

LIQUID HOLDINGS GROUP, LLC AND SUBSIDIARIES

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

consideration received or the fair value of the equity-based instruments issued, whichever is more reliably measurable. The Company generally bases the fair value on the equity-based instruments issued. The Company measures the fair value of the equity-based instruments issued in exchange for goods or services at the earlier of the date on which the counterparty completes the performance obligation or the date on which a performance commitment is reached. A performance commitment exists at the date of grant if it is probable that the counterparty will perform under the contract because the counterparty is subject to disincentives in the event of nonperformance that are sufficiently large to make performance probable at that date.

Impairment of Long-Lived Assets

Long-lived assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Determination of recoverability is generally based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition, as well as specific appraisal in certain instances. Measurement of an impairment loss for long-lived assets that management expects to hold and use is based on the fair value of the asset as estimated using a cash flow model. Long-lived assets to be disposed of are reported at the lower of carrying amount or fair value less costs to sell.

Income Taxes

The Company is a limited liability company treated as a partnership for tax purposes. The Company accounts for income taxes under ASC Topic 740, Income Taxes (“ASC 740”). ASC 740 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statements and tax basis of assets and liabilities and for the expected future tax benefit to be derived from tax loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply on taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. ASC 740 additionally requires a valuation allowance to be established when it is more likely than not that all or a portion of deferred tax assets will not be realized.

The Company also sets a consistent framework under ASC Subtopic 740-10 to determine the appropriate level of tax reserves to maintain for uncertain tax positions. The Company maintains no tax reserves for uncertain tax positions.

Foreign Currency Translation

Assets and liabilities denominated in non-U.S. currencies are translated at rates of exchange prevailing on the date of the Consolidated Balance Sheet, and revenues and expenses are translated at average rates of exchange during the fiscal year. Gains or losses on translation of the financial statements of a foreign operation, where the functional currency is other than the U.S. Dollar, together with the after-tax effect of exchange rate changes on intercompany transactions of a long-term investment nature, are reflected as a component of accumulated other comprehensive income (loss) in members’ equity. Gains or losses on foreign currency transactions are included in other general and administrative expenses in the Consolidated Statement of Operations and Comprehensive Income (Loss).

(3) Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, various methods are used including market, income and cost approaches. Based on these approaches, certain assumptions that market

LIQUID HOLDINGS GROUP, LLC AND SUBSIDIARIES

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

participants would use in pricing the asset or liability are used, including assumptions about risk and/or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market-corroborated, or generally unobservable firm inputs. Valuation techniques that are used maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques, fair value measured financial instruments are categorized according to the fair value hierarchy prescribed by ASC Topic 820—Fair Value Measurements and Disclosures. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value are classified and disclosed in one of the following three categories:

Level 1: Fair value measurements using unadjusted quoted market prices in active markets for identical, unrestricted assets or liabilities.

Level 2: Fair value measurements using correlation with (directly or indirectly) observable market-based inputs, unobservable inputs that are corroborated by market data, or quoted prices in markets that are not active.

Level 3: Fair value measurements using inputs that are significant and not readily observable in the market.

Level 1 consists of financial instruments whose value is based on quoted market prices such as exchange-traded mutual funds and listed equities.

Level 2 includes financial instruments that are valued based upon observable market spot and forward rates. Financial instruments in this category include non-exchange-traded derivatives such as currency forward contracts.

Level 3 is comprised of financial instruments whose fair value is estimated based on internally developed models or methodologies utilizing significant inputs that are generally less readily observable.

The Company did not have any financial assets or liabilities that were measured at fair value on a recurring basis at July 31, 2012.

Certain items are measured at fair value on a non-recurring basis. The table below details the portion of those items that were measured at fair value during the period ending July 31, 2012:

	Fair Value Measurements Using
	Total	Level 1	Level 2	Level 3
Assets:
Intangible assets acquired and recognized in business combinations	$4,788,289	$—	$—	$4,788,289
Goodwill	7,152,089	—	—	7,152,089

Total assets	$11,940,378	$—	$—	$11,940,378

Liabilities:
Contingent consideration payable on Fundsolve acquisition	$1,690,000	$—	$—	$1,690,000

On May 11, 2012, the Company recognized $8.4 million of Goodwill in the acquisition of Partners. On July 20, 2012, a liability related to Partners was eliminated and the Company revalued the acquisition at that date. This resulted in an impairment of goodwill of $1,465,000 and an $80,000 impairment of intangible assets during the period ended July 31, 2012.

LIQUID HOLDINGS GROUP, LLC AND SUBSIDIARIES

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(4) Note Receivable from Liquid Trading International LLP

On June 11, 2012, the Company entered into a demand promissory note with Liquid Trading International LLP (“International”) in the amount of $5,000,000, payable upon demand, but in any event no later than May 15, 2013. This note bears interest of 3.0% which is payable upon demand. At July 31, 2012, there was $12,227 of accrued interest receivable included in other current assets related to this note. International repaid $1,000,000 of principal on August 14, 2012. Two additional installments of $500,000 each were repaid on September 25, 2012 and November 13, 2012, an installment of $50,000 was repaid on November 29, 2012 and an additional $500,000 was repaid on December 6, 2012.

(5) Business Combinations and Acquisitions

Founders Contributions of Entities

In accordance with the Company’s Limited Liability Company Agreement (“LLC Agreement”) and pursuant to individual Founders Contribution Agreements, all dated April 24, 2012, Brian Ferdinand (“Ferdinand”), Richard Schaeffer (“Schaeffer”) and Robert Keller (“Keller”), individually or through entities controlled by them, (the “Founders”) agreed to contribute 100% of their membership interest in Prime, Futures, and Institutional (“the contributed entities”) identified in the Company’s LLC Agreement for the initial membership interests of the Company. The contributions for Prime, Futures and Institutional were each subject to approval from certain regulatory agencies. In accordance with ASC Topic 805 – Business Combinations, the Company, as the accounting acquirer recorded these contributions as business combinations by applying the acquisition method.

Prime

Liquid Prime Holdings, LLC (“LPH”), is a Delaware limited liability company that was formed in September 2011, to be a holding company for Liquid Prime Services, Inc. (“Prime”). Prime formerly known as Taconic Capital Group Inc. (“Taconic”) changed its name to Liquid Prime Services, Inc. on November 17, 2011. Taconic was formed on May 16, 2003 as a New York Corporation. Prime is a registered broker-dealer with the Securities and Exchange Commission (“SEC”) and is a member of the Financial Industry Regulatory Authority (“FINRA”).

Pursuant to a Contribution Agreement dated April 24, 2012 between the Company and Ferdinand, Ferdinand contributed all of his membership interests in Prime, representing 100% of the membership interests, to the Company on October 5, 2012, the date of regulatory approval by FINRA.

In accordance with ASC Topic 805, the acquisition date is the date on which control is obtained. The Company obtained control of Prime on October 5, 2012, the date regulatory approval was obtained from FINRA. See note 15, Subsequent events. The obligation to contribute Prime under the Contribution Agreement is reflected as a subscription receivable from Ferdinand in the accompanying consolidated statement of changes in members’ equity as of July 31, 2012.

Liquid Futures, LLC

Pursuant to a Founders Contribution Agreement dated April 24, 2012 between the Company and Ferdinand and Schaeffer, Ferdinand and Schaeffer each contributed all of their membership interests in Futures to the Company on May 9, 2012, effective with the date of regulatory approval of the National Futures Association.

The results of Futures have been included in the Company's consolidated financial statements from May 9, 2012, the effective date of the acquisition.

LIQUID HOLDINGS GROUP, LLC AND SUBSIDIARIES

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The assets and liabilities of Futures were recorded on the acquisition date, May 9, 2012, at their respective fair values, in accordance with ASC Topic 805. The purchase price allocation is based on estimates of the fair value of assets acquired and liabilities assumed as follows:

Tangible assets, net:
Cash	$1,374,399
Prepaids	1,840
Receivables	377,761

1,754,000

Intangible assets:
Broker license	31,000

Total purchase price	$1,785,000

Liquid Trading Institutional LLP

Pursuant to a Contribution Agreement dated April 24, 2012, among the Company, Liquid Trading Holdings Limited and CMK Keller Holdings, LLC (entities controlled by Keller), a Contribution Agreement dated April 24, 2012 among the Company, Ferdinand Holdings, LLC and LT World Limited (entities controlled by Ferdinand) and a Contribution Agreement dated June 5, 2012 among the Company, Solomon Yakoby and Liquid Trading Holdings II LLC (an entity controlled by Yakoby) (collectively referred to as “Selling Members of Institutional”), the Selling Members of Institutional contributed all of their membership interests in Institutional, representing 100% of the outstanding membership interests, to the Company on July 2, 2012, effective upon receipt of regulatory approval from the FSA.

The results of Institutional have been included in the Company's consolidated financial statements from July 2, 2012, the effective date of the acquisition.

The assets and liabilities of Institutional were recorded on the acquisition date, July 2, 2012, at their respective fair values, in accordance with ASC Topic 805. The purchase price allocation is based on estimates of the fair value of assets acquired as follows:

Tangible assets, net:
Cash	$127,000
Intangible asset:
Broker license	$17,000

Total purchase price	$144,000

Liquid Partners, LLC (formerly known as Centurion)

On December 30, 2011, Guernsey pursuant to a Membership Interest Purchase Agreement (“Centurion Agreement”) purchased all of the issued and outstanding membership interests in Centurion for a maximum purchase price of $13,600,000. The selling members of Centurion received $1,000 in cash and are to be paid the remainder of the purchase price in shares of Guernsey or another holding company to be formed upon the earlier to occur of (i) the initial public offering (“IPO”) of the holding company and (ii) January 1, 2014. The selling members were to receive the purchase price in shares broken down as follows: $8,331,096, with the remainder of $5,268,904 contingent upon certain EBITDA thresholds, as defined in the Centurion Agreement.

LIQUID HOLDINGS GROUP, LLC AND SUBSIDIARIES

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

On May 11, 2012, Guernsey assigned and transferred all of its interest, rights and obligations under the Centurion Agreement to the Company.

The assets and liabilities of Partners (formerly known as Centurion) were recorded on the acquisition date, May 11, 2012, at their respective fair values, in accordance with ASC Topic 805. The purchase price allocation is based on estimates of fair value of assets acquired and liabilities assumed as follows:

Tangible assets (liabilities), net:
Cash	$8,668
Due from affiliates	300,000
Accrued expenses	(12,370)
Due to affiliates	(300,000)
Loan payable	(81,700)

(85,402)

Intangible assets:
Customer base	1,254,000
Non-compete agreement	739,000
Goodwill	8,392,402

10,385,402

Total purchase price	$10,300,000

On May 11, 2012, the Company recorded the obligation to the members of Centurion as $8,331,000 of future obligation payable upon IPO and $1,969,000 of contingent common units payable, which is an aggregate liability due to the selling members of $10,300,000. The goodwill is deductible for corporate income tax purposes over 15 years.

On July 21, 2012, the Centurion Agreement was amended to accelerate the share issuance contemplated in the original agreement and calls for the Company to issue an aggregate number of Class A Common Units equal to 7.60% of the aggregate issued and outstanding equity securities of the Company at such date (or 90 Class A Common Units) to the selling members of Centurion for the purchase price and eliminated all prior purchase price measurements and the contingent consideration. The Company determined the fair value of the 90 Class A Common Units which were issued by the Company to the selling members of Centurion to be $8,755,000. As a result of the July 21, 2012 amendment, the Company eliminated the prior liabilities due to the selling members and recorded a gain on settlement of contingent consideration payable of $1,545,000.

In addition, the Company determined it was necessary to evaluate the related goodwill and related intangible assets of Partners acquired on May 11, 2012 for impairment as a result of the decrease in consideration. The Company had an independent valuation performed to determine the fair value on July 21, 2012. Based on the valuation performed on the respective goodwill it was determined that goodwill was impaired and recognized an impairment charge of $1,465,000 in the consolidated statement of operations and comprehensive income (loss). In addition, the Company recognized an impairment charge of $80,000 with respect to the non-compete agreement.

Fundsolve Acquisition

Pursuant to a Share Purchase Agreement dated April 23, 2012, the shareholders (“Sellers”) of Fundsolve Limited (“Fundsolve”) agreed to sell all of their shares to the Company.

LIQUID HOLDINGS GROUP, LLC AND SUBSIDIARIES

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The sale of the shares was conditioned upon the successful integration of the software of Fundsolve and Green Mountain Analytics, LLC (“GMA”) pursuant to a Systems Integration Agreement, dated February 23, 2012. The integration of the software was completed on July 31, 2012 and the shares were transferred to the Company on such date (the “Completion Date”). In addition, on the Completion Date the former directors of Fundsolve resigned and new directors were appointed by the Company.

In consideration for the shares, the Sellers will receive an aggregate of 1% of the issued equity capital of the Company upon (i) the initial public offering or admission to trading on any stock exchange of the Company (“Flotation”) or (ii) January 1, 2014. The 1% of the issued equity capital is determined as of such Flotation and includes any units (or the equivalent thereof) issued in connection with or at the time of Flotation. In the event that Flotation occurs prior to January 1, 2014, the Sellers will receive their percentage interest in Class A Common Units of the Company (or equivalent thereof) (the “Consideration Shares”) immediately prior to such Flotation. If Flotation occurs within 12 months of the Completion Date, then 15% of the Consideration Shares will instead be retained by the Company for a period of 12 months as security against breach of warranties or restrictive covenants by the Sellers.

In the event that there has been no initial public offering by January 1, 2014, the Sellers will receive their percentage interest in Non-dilutive Common Units of the Company. In addition, in the event that there has been no initial public offering by January 1, 2014 and the equity to be issued to the Sellers as consideration for the Shares is independently valued at less than $2.5 million, the Company may elect instead to either pay $2.5 million in cash to the Sellers or transfer the Fundsolve software to an entity to be owned 51% by the Company and 49% by the Sellers with profits to split equally.

If another company becomes the direct or indirect holding company of the Company and Fundsolve, or the Company is merged into another company or is succeeded by a successor entity, then at Seller’s option, the Sellers may receive their consideration in common units (or their equivalent) in such holding company.

The assets and liabilities of Fundsolve were recorded on the acquisition date, July 31, 2012, at their respective fair values, in accordance with ASC Topic 805. The purchase price allocation is based on estimates of the fair value of assets acquired and liabilities assumed as follows:

Tangible assets (liabilities), net:
Cash	$7,698
Fixed assets	2,188
Prepaids and other current assets	13,487
Accounts payable and accrued expenses	(27,373)

(4,000)

Intangible assets:
Identifiable Intangible assets:
IP Licenses	12,000
Software	1,458,000
Goodwill	224,000

1,694,000

Total purchase price	$1,690,000

LIQUID HOLDINGS GROUP, LLC AND SUBSIDIARIES

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company’s initial accounting for the Fundsolve business combination is incomplete at the end of the reporting period. The Company has recorded provisional amounts for the fair value of the software acquired in this acquisition based in part upon management’s estimates of time and effort to construct the software under a replacement cost approach. Management will finalize its estimate of fair value of the software acquired during the measurement period in accordance with ASC Paragraphs 805-10-25-13 and 25-14.

Pro forma financial information (unaudited)

In accordance with the purchase method of accounting prescribed by ASC Topic 805, the Company allocated the initial consideration to the net tangible and intangible assets acquired and liabilities assumed based upon their estimated fair values at the acquisition date.

The following unaudited consolidated pro forma information gives effect to the acquisitions of Futures, Institutional, Partners, Fundsolve and the pending acquisitions of Prime, GMA and LTI discussed in Note 15, as if the transactions had occurred at the beginning of the period presented. The following unaudited pro forma information is presented for illustration purposes only and is not necessarily indicative of the results that would have been attained had the acquisition of the business been completed at the beginning of each period presented, nor are they indicative of results that may occur in any future periods.

The following unaudited pro forma consolidated results of operations for the period ended July 31, 2012 have been prepared as if the acquisitions of, Futures, Partners, Institutional, Fundsolve, Prime, GMA and LTI had occurred as of the beginning of the period presented.

(Unaudited)
Revenues	$1,280,177
Net loss applicable to unit holders	(13,792,249)

Net loss per unit	$(10,472)

Acquisitions of Intellectual Property

Tragara Alpha Partners LLC

On April 27, 2012, the Company entered into an Asset Purchase Agreement (the “Asset Purchase Agreement”) with Tragara Alpha Partners LLC (“Tragara”) whereby the Company acquired the intellectual property of Tragara. Tragara is a specialized software company that developed a proprietary algorithmic trading program for hedge fund managers its intellectual property (“IP”). The Company issued 5% of its Class A Common Non-Dilutive Units to the former shareholder of Tragara as consideration for the purchase of the Tragara IP.

This acquisition was accounted for in accordance with ASC Subtopic 845-10-S99 – Nonmonetary Transactions – SEC Staff Guidance. This guidance provides that nonmonetary assets exchanged by a shareholder or promoter for part of a company’s common units just prior to a first-time public offering should be recorded at the transferor’s historical cost basis as determined under U.S. GAAP. The development of the IP was not performed in connection with any existing entity, but rather was developed over time by the sole shareholder of Tragara. No record keeping was maintained to support the historical cost basis of the IP and as a result, the Company recorded no basis for this nonmonetary asset when exchanged for 5% of the Company's Class A Common Non-Dilutive Units.

LIQUID HOLDINGS GROUP, LLC AND SUBSIDIARIES

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Liquidview

On July 20, 2012, the Company entered into an Asset Purchase Agreement with Ferdinand Trading, LLC and Ferris Ventures, LLC for the purchase of intellectual property which was the infrastructure that supported the software program “Liquidview”. As consideration for this purchase, the Company paid $1,500,000 in cash on the acquisition date, which the Company considered to be objectively measureable pursuant to ASC Subtopic 845-10-599.

(6) Goodwill and Other Intangibles

Goodwill

The following table presents the changes in the carrying amount of goodwill for the period ended July 31, 2012:

	Goodwill Acquired	Goodwill Impairment	Total
Partners	$8,393,089	($1,465,000)	$6,928,089
Fundsolve	224,000	—	224,000

Balance at July 31, 2012	$8,617,089	($1,465,000)	$7,152,089

Goodwill impairment

The Company tests the carrying value of goodwill for impairment in accordance with ASC Topic 350, Intangibles—Goodwill and Other, at least annually and more frequently if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. (See Note 2, Summary of Significant Accounting Policies).

The Company recognizes the reasonable possibility of goodwill impairment charges in future periods given the environment for the Company's business. Although impairment of goodwill was indicated as of July 31, 2012, related to Partners, it is not possible at this time to determine if any such future impairment charges would result or, if they do, whether such charges would be material. The use of the term “reasonable possibility” refers to a potential occurrence that is more than remote, but less than probable in management's judgment. The Company will continue to monitor economic trends related to its business as well as re-examine the key assumptions used in its annual and interim impairment testing.

Other Intangible Assets

The Company’s other intangible assets consist of the following as of July 31, 2012:

	Software	Client Relationships	Non-Compete Agreements	Broker Licenses	Patents Pending	Other	Total Intangibles
Additions	$2,958,000	$1,254,000	$739,000	$48,000	$36,545	$21,161	$5,056,706
Amortization	—	—	(188,417)	—	—	—	(188,417)
Impairment	—	—	(80,000)	—	—	—	(80,000)

Balance at July 31, 2012	$2,958,000	$1,254,000	$470,583	$48,000	$36,545	$21,161	$4,788,289

Acquired software, client relationships and non-complete agreements are being amortized over their estimated useful lives using the straight-line method, when placed in service.

LIQUID HOLDINGS GROUP, LLC AND SUBSIDIARIES

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Aggregate amortization expense of $188,417 was recognized during the period ended July 31, 2012. The Company will begin to amortize customer relationships and software once revenue generating activities commence.

Estimated annual amortization expense for 2012 and for each of the next five years and thereafter is estimated as follows:

Year	Amount
2012	460,250
2013	1,733,333
2014	1,437,249
2015	1,057,751
2016 and thereafter	—

The following table sets forth the components of intangible assets associated with the acquisitions described in Note 4.

Intangible Asset	Useful Life (years)
Software	3 years
Client Relationships	3 years
Non Compete Agreements	Life of the agreement, 24 months
Broker licenses	Indefinite
Patent filings	Indefinite

(7) Premises and Equipment

The following is a summary of premises and equipment at July 31, 2011:

2012
Computer equipment	$2,188

2,188

Less: accumulated depreciation and amortization	(—)

Total	$2,188

There was no depreciation and amortization expense relating to premises and equipment for the period ended July 31, 2012 as all premises and equipment was associated with the acquisition of Fundsolve which occurred on July 31, 2012.

LIQUID HOLDINGS GROUP, LLC AND SUBSIDIARIES

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(8) Certain Relationships and Related Party Transactions

Amounts recognized from transactions with related parties in the accompanying consolidated balance sheet at July 31, 2012, are as follows:

Assets:
Note receivable from Liquid Trading International LLP	$5,000,000
Due from Liquid Prime Holdings, LLC	1,850,000

Liabilities:
Advances from LTI, LLC	270,791
Due to Liquid Trading International LLP	4,513
Due to other related parties	105,361

Due from Liquid Trading International LLP

In June 2012, the Company lent Liquid Trading International LLP $5,000,000, pursuant to a promissory note payable upon demand, but in no event no later than May 15, 2013. This note bears interest at a rate of 3% per annum, with interest payable upon demand. At July 31, 2012, $12,227 of accrued interest receivable was recognized in prepaid expenses and other current assets in the accompanying consolidated balance sheet.

Due from Liquid Prime Holdings, LLC.

Pursuant to the Founders Contributions discussed in Notes 5 and 11, Prime did not receive approval from FINRA until October 5, 2012. As a result, the assets acquired and liabilities assumed of Prime have not been reflected in the Company’s consolidated financial statements as of July 31, 2012. The Company provided advances to Prime in anticipation of FINRA approval being obtained. These advances totaled $1,850,000 and are included in Due from Prime in the consolidated balance sheet at July 31, 2012. Ferdinand also has a membership interest and controls Liquid Prime Holdings, LLC.

Due to Liquid Trading International LLP

During the period ending July 31, 2012, the Company provided payments to GMA on behalf of International in relation to the development of Liquidview. In addition, Partners received payments from International to facilitate payment of operating expenses. These payments netted to a total $4,513, and are included in Due to Liquid Trading International LLP in the consolidated balance sheet at July 31, 2012. Ferdinand also has a membership interest in Liquid Trading International LLP.

Advances to LTI, LLC

LTI, LLC facilitated the payment of expenses related to the pursuit of the formation of the IPO and some operating expenses. At July 31, 2012, the Company recognized as Advances from LTI, LLC on the consolidated balance sheet $270,791, related to these transactions. International has a membership interest and controls LTI, LLC.

Due to other related parties

Partners and Futures incurred expenses that were paid by an entity owned by Ferdinand. These payments totaled $105,361, and are included in Due to other related parties in the consolidated balance sheet at July 31, 2012.

LIQUID HOLDINGS GROUP, LLC AND SUBSIDIARIES

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Finder’s fee

The Company paid a finder’s fee in connection with a capital contribution from HA Investments III, LLC (“HA Investments”) on June 28, 2012 (see Note 11). This finder’s fee is payable to Centurion Consulting Partners LP, an entity owned by Joseph Gamberele, an individual who is also a selling member of Centurion (see Notes 5 and 11). The finder’s fee equaled 10% of the capital raised, or $1,250,000, and was recorded as a reduction of capital contributed to the Company in the accompanying consolidated statement of changes in members’ equity for the period ended July 31, 2012. At July 31, 2012, $625,000 of this fee remains payable and is included in accrued expenses in accompanying consolidated balance sheet. HA Investments is an affiliate of and controlled by Douglas Von Allmen, an individual who was also a selling member of Centurion.

The Company also paid a finder’s fee on behalf of LTI, LLC associated with capital contributions of $4,250,000 during September 2011. The finder’s fee equaled 10% of the capital contributed, or $425,000, and was paid to Centurion Consulting Partners LP. The payment is netted against Advances from LTI, LLC at July 31, 2012.

Amounts recognized from transactions with related parties in the accompanying consolidated statement of operations for the period ended July 31, 2012, are as follows:

Expenses:
Consulting fees	$250,000

Consulting fees were related to securing key personnel, identifying strategic partners, securing investment capital and enhancing brokerage and technology services.

Other related party relationships

Certain officers and directors of the Company were also officers and directors of certain entities acquired by the Company or entities with which the Company has business relationships. A member of the Board of Directors of the Company, Samuel Gaer, is also the chief executive officer of Tragara. Darren Davy, a former director and a Seller of Fundsolve is also a director of the Company. Edward Fiegeles, a former member of Centurion is also a director of the Company.

(9) Commitments and Contingencies

Acquisition Agreements

Pursuant to an Amended and Restated Agreement dated January 9, 2012 by and among the Class A Members and Class B Members of GMA (collectively, the “GMA Members”), the GMA Members agreed to exchange their membership interests in GMA for shares in Guernsey (or another holding company to be formed by the Class A members of International) upon the admission of such entity to trading on AIM or any other stock exchange. The shares to be issued to the GMA Members were to constitute a minimum of 10% of the equity interests in the public company following its admission 51% of the Class A members of GMA are membership interests by entities which are owned by Keller and Ferdinand.

On August 27, 2012 the Company executed a Contribution and Exchange Agreement with the GMA Members, pursuant to which the GMA Members contributed to the Company all of their membership interests in GMA in consideration for an aggregate number of Non-dilutive Common Units equal to 11.75% of the issued and outstanding equity securities of the Company.

LIQUID HOLDINGS GROUP, LLC AND SUBSIDIARIES

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Equity Issuances

LTI, LLC is a Delaware limited liability company that was formed on August 22, 2011. LTI, LLC’s members’ equity is comprised of Class A voting and Class B non-voting Units. The sole Class A managing member as of July 31, 2012 is International, which is controlled by entities owned by Ferdinand, Keller and Schaeffer. The Class B members include individuals and entities that subscribed and paid $4.25 million for Units through an equity raise in September 2011.

In January 2012, LTI, LLC and International entered in to a Use of Proceeds Agreement which was amended on January 19, 2012, which provided that the LTI, LLC would agree to procure the acquisitions of Fundsolve and GMA.

On January 10, 2012, pursuant to the Use of Proceeds Agreement, as amended, the Class B Members are to exchange their Class B Units for shares in Guernsey or another entity to be formed to hold, directly or indirectly, certain rights in International, GMA and other entities (the “Holding Company”) upon the Holding Company’s admission to trading on AIM or another stock exchange (“Admission”).

Were Admission to have taken place at any time on or prior to October 10, 2012, the Class B Members would have received an aggregate of 3.4% of the issued share capital of the Holding Company, subject to downward adjustment as a result of LTI failing to receive subscriptions in an aggregate amount of $5,000,000 or more.

If Admission takes place after October 10, 2012, the Class B Members will receive an aggregate of 3.51% of the issued share capital in the holding company that owns the Class A membership interests of International and 51% of the membership interests of GMA. However, if these interests are held by two separate holding companies, the Class B Members will receive an aggregate of 3.51% of the issued share capital in each such holding company. The percentage interest issued to the Class B Members subsequent to October 10, 2012 was 2.85%, adjusted for the delayed issuance and the downward adjustment as a result of LTI, LLC failing to receive subscriptions in an aggregate amount of $5,000,000.

Legal Matters

The Company may periodically be involved in litigation and various legal matters that arise in the normal course of business, including proceedings relating to regulatory matters. Such matters are subject to many uncertainties and outcomes that are not predictable. The Company was notified on November 13, 2012 of litigation arising from a former employee of the Company. Although the Company believes the litigation is without merit and intends to vigorously defend its position, the ultimate outcome of this matter cannot presently be determined and the amount of the liability with respect to it, if any, cannot be reasonably estimated. The Company’s management believes that the resolution of this matter will not result in any material adverse effect on the Company’s financial statements.

The Company through its subsidiaries entered in to a fee arrangement with a law firm which called for the law firm initially billing the Company using a discounted rate provided, that upon the closing of a going public transaction the law firm is entitled to a payment of the discounted amount plus an additional success fee. The additional fees were not accrued as it was not probable and is contingent upon the successful closing of a going public transaction.

LIQUID HOLDINGS GROUP, LLC AND SUBSIDIARIES

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Lease Commitments

The Company has entered into lease and sublease agreements with third parties for certain offices and equipment, which expire at various dates through September 30, 2018. Rent expense for the period ended July 31, 2012 was $169,125, and is recorded in rent expense in the Consolidated Statements of Operations.

The Company recognizes rent expense for escalation clauses, rent holidays, leasehold improvement incentives and other concessions using the straight-line method over the minimum lease term.

Minimum future rental commitments under non-cancelable operating leases follow:

Year Ending July 31,
2013	$987,768
2014	1,024,435
2015	1,051,920
2016	1,080,149
2017	1,109,141
2018 and thereafter	1,332,823

Total	$6,586,236

(10) Contingent Consideration Payable on Fundsolve Acquisition

As a result of the acquisition of Fundsolve on July 31, 2012, the Company is obligated to issue equity to the Sellers contingent upon certain conditions as described in Note 5. This obligation has been recorded as a liability in the accompanying consolidated balance sheet totaling $1,690,000 at July 31, 2012.

(11) Members’ Equity

On April 24, 2012, the Company executed a LLC Agreement and authorized the issuance of 119 Non Dilutive Common Units and 703 Class A Common Units in connection with the Founder Contributions (see Note 5). The Non-Dilutive Common Units (“Non-Dilutive”) and the Class A Common Units (“Class A”) are referred to collectively as the (“Common Units”). The Company is also authorized to issue Incentive Units (“Incentive Units”). No Incentive Units have been issued at July 31, 2012. On May 24, 2012, the LLC Agreement was amended to expand the definition of an IPO transaction.

Each Common Unit shall be entitled to one vote per Common Unit on all matters upon which the Members have the right to vote.

The Incentive Units shall not be entitled to a vote on any matters required to be voted on by the Members.

The Company presently does not pay cash distributions on common units as its policy is to retain earnings to finance the operations and expansion of its businesses.

Founder Contributions

In accordance with the LLC Agreement and Founders Contribution Agreements collectively dated April 24, 2012, the Founders of the Company have agreed to contribute their membership interests in Prime, Futures and

LIQUID HOLDINGS GROUP, LLC AND SUBSIDIARIES

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Institutional in exchange for 703 Class A Units and 119 Non-Dilutive Units of the Company. As more fully described in Note 5, consideration for these membership interests in these entities were valued at $2,269,695 in the aggregate on April 24, 2012 and recorded a subscription receivable as the transfers were subject to regulatory approval.

The Founders agreed to contribute Prime to the Company subject to regulatory approval from FINRA which occurred on October 5, 2012. As control of Prime had not been obtained by the Company, the obligation to contribute Prime is reflected as a subscription receivable at July 31, 2012 in the accompanying consolidated financial statements. The value of the subscription receivable was based upon the estimated fair value of $884,000 of the assets acquired and liabilities assumed of Prime on the date of contribution.

HA Investments Capital Contribution

On June 28, 2012, HA Investments executed a subscription agreement in the amount of $12,500,000 in exchange for Non-Dilutive Units equal to 7.14% of the issued and outstanding units of the Company. HA Investments wired the funds to the Company on April 24, 2012 (the “Wire Date”). The Company paid a finder’s fee associated with this capital contribution of 10% or $1,250,000, which was recorded as a reduction in the capital contributed (see Notes 5 and 8).

In the event that an IPO of the Company’s shares has not been consummated prior to October 24, 2012, (the 6-month anniversary of the Wire Transfer Date), HA Investments is entitled to an additional 1.23% of Non-Dilutive Units of the Company. As a result of the IPO not occurring prior to October 24, 2012, the Company has reflected the 16 additional Units in Members Equity at July 31, 2012.

Equity Grants

The Company entered into a number of Capital Award Agreements pursuant with the 2012 Equity Plan (“2012 Plan”). The 2012 Plan was originated for the purpose of providing designated employees, consultants and managers of the Company with the opportunity to receive grants of Class A Common Units, Non-dilutive Common Units and Incentive Units of the Company. Awards were granted to various consultants for services rendered to the Company and to various individuals who committed to participate as a director of the Company upon its IPO. The awards granted comprised 110 Class A Units and 26 Non-dilutive Units. All of the equity awards granted were immediately vested; as such the Company recognized a total of $10,348,136 of equity grant expenses, comprised of $5,824,001 for consulting expense and $4,524,135 for compensation expense in the accompanying consolidated statement of operations for the period ended July 31, 2012.

(12) Income Taxes

As a limited liability company, the Company is treated as a partnership for Federal and state income tax purposes. Accordingly, no provision has been made for Federal and state income taxes in the accompanying financial statements, since all items of income or loss are required to be reported on the income tax returns of the members, who are responsible for any taxes thereon. The Company is however, subject to the New York City Unincorporated Business Tax (“UBT”).

As of July 31, 2012, the Company had $521,613 of deferred tax assets (DTAs) related to net operating losses and start-up costs. The Company analyzed the recoverability of recorded DTAs based on the four sources of taxable income and concluded that the full amount of the UBT DTAs will not be realized in the foreseeable future and hence, a full valuation allowance has been established in the amount of $521,613. The change in the valuation allowance is $521,613.

LIQUID HOLDINGS GROUP, LLC AND SUBSIDIARIES

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The significant components of income taxes attributable to continuing operations are deferred tax state and local tax benefit of $521,613 which is offset by a 100% valuation allowance.

The statutory tax rate, consisting of UBT, is 4%. This rate differs from the effective tax rate of 0.00% due to a full valuation allowance that has been established.

The Company does not have any current income taxes payable or receivable and there have been no cash payments for income taxes.

As of July 31, 2012, the Company has a UBT net operating loss carryover (“NOL”) of approximately $11,503,721. This NOL will expire in 2032.

The Company does not have any current income taxes payable or receivable and there have been no cash payments for income taxes.

The Company adopted ASC Topic 740-10—Accounting for Uncertainty in Income Taxes. Management believes there are no tax positions requiring recognition or disclosure.

The following are the major tax jurisdictions in which the Company operates and the earliest tax years subject to examination:

U.S. Federal	2012
New York State	2012
New York City	2012

The Company’s policy for recording interest and penalties associated with audits is to record such expense as a component of income tax expense. There were no amounts accrued for penalties or interest for the year ended December 31, 2011. Management is currently unaware of any issues under review that could result in significant payments, accruals or material deviations from its position.

(13) Net Capital Requirement

Futures is required by NFA to maintain at all times net capital of at least $1,000,000. Institutional must maintain regulatory net capital of $127,000 in accordance with FSA regulations. Dividends or withdrawals of capital cannot be made if capital is needed to comply with regulatory requirements.

Net capital balances and the amounts in excess of required net capital at July 31, 2012 for the U.S. Operations are as follows:

	Net Capital	Excess Net Capital
Futures	$1,541,070	$508,070
Institutional	£127,000	£80,000

LIQUID HOLDINGS GROUP, LLC AND SUBSIDIARIES

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(14) Computation of Earnings per Unit

Basic earnings per unit (“EPU”) is computed by dividing net income (loss) by the weighted average number of units outstanding during the period. Diluted EPU is computed using the same method as basic EPU, however, the computation reflects the potential dilution that would occur if outstanding in-the-money unit awards were exercised and converted into common units. All of the Company’s unit awards were fully vested on their grant date and are included on both the weighted average basic and diluted units outstanding.

Net loss	$13,044,580

Loss applicable to common units	$13,044,580

Weighted average common units outstanding	531

Basic and diluted loss per common unit	$(24,566)

(15) Subsequent Events

The Company evaluates events occurring after the date of the reporting period for potential recognition or disclosure in its financial statement. Subsequent events have been evaluated through December 10, 2012, the date these consolidated financial statements were available to be issued.

Prime

The Company acquired Prime on October 5, 2012, the date regulatory approval was obtained from FINRA.

The assets and liabilities of Prime will be recorded as of the acquisition date, at their respective fair values, under ASC Topic 805. The purchase price allocation is based on preliminary estimates of the fair value of assets acquired and liabilities assumed on October 5, 2012, as follows:

Tangible assets, net:
Cash	$1,875,497
Fixed assets	263,503

2,139,000

Intangible assets:
Broker-dealer license	$115,000

Total purchase price	$2,254,000

GMA

On August 27, 2012, the Company acquired GMA, a financial software development company serving a diverse set of trading fund demographics with its proprietary trading technology. GMA was acquired pursuant to a Contribution and Exchange Agreement entered into with the members of GMA, including entities that were controlled by Brian Ferdinand and Robert Keller. The Contribution and Exchange Agreement provides that the members of GMA contribute all of their outstanding equity interests in GMA in exchange for an aggregate of 11.75% of the Non-Dilutive Common Units of the Company.

LIQUID HOLDINGS GROUP, LLC AND SUBSIDIARIES

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The assets and liabilities of GMA will be recorded as of the acquisition date, at their respective fair values, under ASC Topic 805. The purchase price allocation is based on preliminary estimates of the fair value of assets acquired and liabilities assumed on August 27, 2012, as follows:

Tangible assets, net:
Cash	$55,224
Fixed assets	48,538
Current liabilities	(91,572)

12,190

Intangible assets:
Tradename	2,000
Trading platform	$14,320,000
Goodwill	$5,639,000

Total purchase price	$19,973,190

The Company’s initial accounting for the GMA business combination is incomplete at the end of the reporting period. The Company has recorded provisional amounts for the fair value of the trading platform acquired in this acquisition based in part upon management’s estimates of time and effort to construct the trading platform under a replacement cost approach. Management will finalize its estimate of fair value of the trading platform acquired during the measurement period in accordance with ASC Paragraphs 805-10-25-13 and 25-14.

LTI

On September 30, 2012, the Company completed its contribution of LTI. The assets and liabilities of LTI will be recorded as of the contribution date, at their respective fair values, under ASC Topic 805. The purchase price allocation is based on preliminary estimates of the fair value of assets acquired and liabilities assumed on September 30, 2012, as follows:

Tangible assets, net:
Cash	$20,820
Receivables	1,243,535
Current liabilities	(125,000)

1,139,355
Goodwill	$3,940,000

Total purchase price	$5,079,355

LHG

On August 27, 2012, the LLC Agreement was amended to expand various definitions contained in the LLC Agreement. On October 22, 2012, the LLC Agreement was amended to remove the separate class of Units designated as Non-dilutive Common Units and redesignate any outstanding Non-dilutive Common Units and Class A Common Units as “Common Units.”

LIQUID HOLDINGS GROUP, LLC AND SUBSIDIARIES

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Equity grants

On September 30, 2012, the Board of the Company approved the Unit Issuance representing 2% of the aggregate issued and outstanding units of the Company to Brian Ferdinand (in the form of Non-dilutive Common Units of the Company, or such if Non-dilutive Common Units are no longer authorized by the LLC Agreement, Class A Common Units of the Company or the equivalent) upon, after such grant, each of (i) the initial confidential submission of the registration statement with the U.S. Securities and Exchange Commission in connection with the contemplated initial public offering of the Company; and (ii) the closing of the IPO.

On October 25, 2012, Robert Keller agreed to contribute to the Company 1% of the issued and outstanding common units of the Company owned by him as a Founder.

On December 10, 2012, (“Schaeffer Grant Date”), the Company granted under the 2012 Amended and Restated Equity Plan incentive units to Richard Schaeffer equivalent to 3.4% of the outstanding Units of the Company as of the date of such grant, after such grant, subject to certain profits hurdles as stated in the grant.

On December 10, 2012, the Company granted Brian Storms under the 2012 Stock Incentive Plan restricted stock units equal to 4% of the outstanding common units as of December 1, 2012, after such grant.

Employment agreements

The Company entered into employment agreements with certain executive officers.

Mr. Schaeffer’s employment agreement with the Company, effective as of December 1, 2012, provides that he will serve as the Executive Chairman and a member of the Board of Directors. The agreement provides for an initial base salary of $250,000 that will increase to $500,000 upon completion of the IPO.

Mr. Ferdinand’s employment agreement with the Company, effective as of December 1, 2012, provides that he will serve as our President and a member of the Board of Directors. The agreement provides for an initial base salary of $250,000 that will increase to $500,000 upon completion of the IPO.

Mr. Storm’s employment agreement with the Company, effective December 1, 2012, provides that he will serve as Chief Executive Officer and a member of the Board of Directors. The agreement provides for a base salary of $250,000 that will increase to $500,000 upon completion of the IPO.

Mr. Shifrin’s employment agreement with the Company, dated as of August 23, 2012, provides that he will serve as Chief Financial Officer. The agreement provides for a base salary of $250,000 that will increase to $350,000 upon completion of the IPO. The agreement also provided for a one time signing bonus of $50,000.

Report of Independent Registered Public Accounting Firm

The Member

Liquid Predecessor Companies:

We have audited the accompanying combined balance sheet of Liquid Predecessor Companies (the “Company”) (a development stage company) as of December 31, 2011, and the related combined statements of operations, changes in owner’s equity, and cash flows for the period ended December 31, 2011. These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these combined financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of Liquid Predecessor Companies as of December 31, 2011, and the results of their operations and their cash flows for the period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

As more fully described in note 1, the accompanying financial statements have been presented on a combined basis as the entities are under common control.

/s/ KPMG LLP

New York, New York

December 10, 2012

LIQUID PREDECESSOR COMPANIES

(A Development Stage Company)

COMBINED BALANCE SHEET

DECEMBER 31, 2011

ASSETS
Current assets:
Cash and cash equivalents	$428,257
Due from affiliates	300,000

Total current assets	728,257

Other assets:
Other intangible assets	2,581,000
Goodwill	11,219,402

Total other assets	13,800,402

TOTAL ASSETS	$14,528,659

LIABILITIES AND OWNER’S EQUITY
Current liabilities:
Accrued expenses and taxes	$32,774
Due to related parties	671,413

Total current liabilities	704,187

Long-term liabilities:
Loans payable	300,000
Contingent common units payable	5,268,904
Future obligation with IPO	8,331,498

Total long-term liabilities	13,900,402

Total liabilities	14,604,589

Commitments and contingencies (Note 6)
Owner’s equity:
Owner’s capital	620,100
Deficit accumulated during the development stage	(696,030)

(75,930)

Total Owner’s equity	(75,930)

TOTAL LIABILITIES AND OWNER’S EQUITY	$14,528,659

See accompanying notes to combined financial statements.

LIQUID PREDECESSOR COMPANIES

(A Development Stage Company)

COMBINED STATEMENT OF OPERATIONS

FOR THE PERIOD ENDED DECEMBER 31, 2011

Revenues	$63,950
Cost of sales	47,810

Gross margin	16,140
Operating expenses
Professional fees	342,731
Offering expenses	137,642
Travel and entertainment	83,856
Outside services	67,516
Salaries and wages	39,647
Other	40,778

Total operating expenses	712,170

Income (loss) from operations	(696,030)
Provision for income taxes	—

Net loss	$(696,030)

See accompanying notes to combined financial statements.

LIQUID PREDECESSOR COMPANIES

(A Development Stage Company)

COMBINED STATEMENT OF CHANGES IN OWNER’S EQUITY

FOR THE PERIOD ENDED DECEMBER 31, 2011

Owner’s contributions	$620,100
Decrease in owner’s equity resulting from operations:
Net loss	(696,030)

Total decrease in owner’s equity	(75,930)
Owner’s equity - beginning	—

OWNER’S EQUITY - ENDING	$(75,930)

See accompanying notes to combined financial statements.

LIQUID PREDECESSOR COMPANIES

(A Development Stage Company)

COMBINED STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2011

Operating activities:
Net loss	$(696,030)
Adjustments to reconcile net loss to net cash used in operating activities:
Changes in assets and liabilities:
Accounts payable and accrued expenses	32,474

Net cash used in operating activities	(663,556)

Investing activities:
Purchase of brokerage license	(115,000)
Cash received with acquisitions	17,168
Payment for acquisition	(1,000)

Net cash used in investing activities	(98,832)

Financing activities:
Due to related parties	270,545
Loans payable	300,000
Owner’s capital contributions	620,100

Net cash provided by financing activities	1,190,645

Net increase in cash and cash equivalents	428,257
Cash and cash equivalents - beginning	—

CASH AND CASH EQUIVALENTS - ENDING	$428,257

Supplemental disclosures of non cash investing activities:
Acquisition of Centurion	$13,600,000

See accompanying notes to combined financial statements.

LIQUID PREDECESSOR COMPANIES

(A Development Stage Company)

NOTES TO COMBINED FINANCIAL STATEMENTS

December 31, 2011

(1) Organization and Basis of Presentation

Liquid Predecessor Companies (collectively, the “Company”), which is not a legal entity but rather a combination of certain entities and operations as described below, was formed to continue and expand the Liquid organization, which consists of the Company and other acquisitions made during 2012 by its successor, in developing and operating a proprietary next generation technology platform that streamlines and unifies the entire trade and risk management process for the financial services community. The individual entities that comprise the Company are under the common control of Brian Ferdinand, and include: Liquid Prime Holdings LLC (“LPH”), Liquid Prime Services Inc., (“Prime”), Centurion Capital Group, LLC, (“Centurion”) and Liquid Trading Holdings Limited (“Guernsey”).

LPH, is a Delaware limited liability company formed in September 2011, to be a holding company for Prime. Formerly known as Taconic Capital Group Inc. (“Taconic”), Prime changed its name to Liquid Prime Services Inc. on November 17, 2011. Taconic was formed on May 16, 2003 as a New York Corporation. Prime is a registered broker-dealer with the Securities and Exchange Commission (“SEC”) and is a member of the Financial Industry Regulatory Authority.

Centurion was formed on May 11, 2010 as a Florida limited liability company and was formerly known as Centurion Capital South LLC. Centurion is a provider of trade order management technology services for the financial community. On March 2, 2012, Centurion Capital Group, LLC changed its name to Liquid Partners, LLC.

Guernsey, a company incorporated under the laws of Guernsey, was formed on October 6, 2011. Guernsey was initially formed to be a holding company that would go public in the United Kingdom and listed on the London Stock Exchange Alternative Investments Market (“AIM”). On December 30, 2011, Guernsey purchased all the membership interests of Centurion.

The combined financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the U.S. (“U.S. GAAP”). The combined financial statements reflect all adjustments which are, in the opinion of management, necessary for the fair presentation of results. These entities that are under common control of Brian Ferdinand were deemed to be the predecessor entity of Liquid Holdings Group, LLC which was formed on January 17, 2012.

The Company is considered to be a development stage company and as such, the Company’s financial statements are presented in accordance with FASB Accounting Standards Codification (“ASC”) Topic 915, Development Stage Entities. The Company is subject to all of the risks associated with development stage companies.

Principles of Combination and formation

The accompanying combined financial statements include the accounts of the Company and its affiliates, which are related through common control of Brian Ferdinand. All significant intercompany accounts and transactions have been eliminated in the combined financial statements.

Organization of limited liability companies

The limited liability companies (each an “LLC” and collectively the “ LLCs”) included within the combined financial statements shall continue in existence until dissolved in accordance with the provisions of their

LIQUID PREDECESSOR COMPANIES

(A Development Stage Company)

NOTES TO COMBINED FINANCIAL STATEMENTS

December 31, 2011

operating agreements and are funded through the equity contributions of their owners. As LLCs, except as may otherwise be provided under applicable law, no member shall be bound by, or personally liable for, the expenses, liabilities, or obligations of the individual companies. The members are not obligated to restore capital deficits. Pursuant to the terms of each LLC agreement, profits, losses, and distributions are generally allocated to the members in accordance with their ownership percentages.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets, liabilities, revenues and expenses. Actual results could differ from those estimates. These significant estimates and assumptions include: estimated fair value of goodwill and intangibles with indefinite lives, for purposes of impairment testing; estimated valuation allowance related to deferred tax assets; and estimated liability related to contingent liability.

Revenue Recognition

Transactions in securities, commissions and fees and related expenses are recorded on a trade date basis.

Commissions and fees are derived primarily from (1) commissions charged for trade execution services and (2) income generated from net executions, whereby equity orders are filled at different prices within or at the National Best Bid and Offer.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Business Combinations, Goodwill and Other Intangibles

Assets acquired and liabilities assumed are recorded at their fair values on the date of acquisition. The cost to be allocated in a business combination includes consideration paid to the sellers, including cash and the fair values of assets distributed and the fair values of liabilities assumed. Both direct (e.g., legal and professional fees) and indirect costs of the business combination are expensed as incurred. Certain agreements to acquire entities include potential additional consideration that is payable, contingent on the acquired company maintaining or achieving specified earnings levels in future periods. The fair value of any contingent consideration would be recognized on the acquisition date with subsequent changes in that fair value reflected in income. The combined financial statements and results of operations reflect an acquired business from the date of acquisition.

An intangible asset is recognized as an asset apart from goodwill if it arises from contractual or other legal rights or if it is separable (i.e. capable of being separated or divided from the acquired entity and sold, transferred, licensed, rented, or exchanged). Goodwill represents the excess of the cost of each acquired entity over the amounts assigned to the tangible and identifiable intangible assets acquired and liabilities assumed.

The judgments that are made in determining the estimated fair value assigned to each class of assets acquired and liabilities assumed, as well as asset lives, can materially impact net income in periods following a business combination. Traditional approaches used to determine fair value include the income, cost and market

LIQUID PREDECESSOR COMPANIES

(A Development Stage Company)

NOTES TO COMBINED FINANCIAL STATEMENTS

December 31, 2011

approaches. The income approach presumes that the value of an asset can be estimated by the net economic benefit to be received over the life of the asset, discounted to present value. The cost approach presumes that an investor would pay no more for an asset than its replacement or reproduction cost. The market approach estimates value based on what other participants in the market have paid for reasonably similar assets. Although each valuation approach is considered in valuing the assets acquired, the approach or combination of approaches ultimately selected is based on the characteristics of the asset and the availability of information.

Goodwill is assessed no less than annually for impairment. The fair values used in the Company’s impairment testing are determined by the discounted cash flow method (an income approach) and where appropriate, a combination of the discounted cash flow method and the guideline company method (a market approach). An impairment loss is indicated if the estimated fair value of a reporting unit is less than its net book value. In such a case, the impairment loss is calculated as the amount by which the carrying value of goodwill exceeds its implied fair value.

In determining the fair value of each of the Company’s reporting units, the discounted cash flow analyses employed require significant assumptions and estimates about the future operations of each reporting unit. Significant judgments inherent in these analyses include the determination of appropriate discount rates, the amount and timing of expected future cash flows and growth rates. The cash flows employed in the Company’s 2011 discounted cash flow analyses were based on financial budgets and forecasts developed internally by management. The Company’s discount rate assumptions are based on a determination of its required rate of return on equity capital.

Other intangibles with definite lives are amortized over their useful lives of approximately 2 to 3 years. All other intangibles are assessed at least annually for impairment. If impairment is indicated, an impairment loss is calculated as the amount by which the carrying value of an intangible asset exceeds its estimated fair value.

Impairment of Long-Lived Assets

Long-lived assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Determination of recoverability is generally based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition, as well as specific appraisal in certain instances. Measurement of an impairment loss for long-lived assets that management expects to hold and use is based on the fair value of the asset as estimated using a cash flow model. Long-lived assets to be disposed of are reported at the lower of carrying amount or fair value less costs to sell.

Income Taxes

The Company is a combination of single and multi-member limited liability companies and a corporation. The corporation is treated as an S-Corporation for tax purposes. The Company accounts for income taxes under ASC Topic 740, Income Taxes (“ASC 740”). ASC 740 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statements and tax basis of assets and liabilities and for the expected future tax benefit to be derived from tax loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply on taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. ASC 740 additionally requires a valuation allowance to be established when it is more likely than not that all or a portion of deferred tax assets will not be realized.

LIQUID PREDECESSOR COMPANIES

(A Development Stage Company)

NOTES TO COMBINED FINANCIAL STATEMENTS

December 31, 2011

The Company also sets a consistent framework under ASC Subtopic 740-10 to determine the appropriate level of tax reserves to maintain for uncertain tax positions. The Company maintains no tax reserves for uncertain tax positions.

(3) Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, various methods are used including market, income and cost approaches. Based on these approaches, certain assumptions that market participants would use in pricing the asset or liability are used, including assumptions about risk and/or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market-corroborated, or generally unobservable firm inputs. Valuation techniques that are used maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques, fair value measured financial instruments are categorized according to the fair value hierarchy prescribed by ASC Topic 820, Fair Value Measurements and Disclosures. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value on a recurring basis are classified and disclosed in one of the following three categories:

Level 1: Fair value measurements using unadjusted quoted market prices in active markets for identical, unrestricted assets or liabilities.

Level 2: Fair value measurements using correlation with (directly or indirectly) observable market-based inputs, unobservable inputs that are corroborated by market data, or quoted prices in markets that are not active.

Level 3: Fair value measurements using inputs that are significant and not readily observable in the market.

Level 1 consists of financial instruments whose value is based on quoted market prices such as exchange-traded mutual funds and listed equities.

Level 2 includes financial instruments that are valued based upon observable market spot and forward rates. Financial instruments in this category include non-exchange-traded derivatives such as currency forward contracts.

Level 3 is comprised of financial instruments whose fair value is estimated based on internally developed models or methodologies utilizing significant inputs that are generally less readily observable.

The Company did not have any financial assets or liabilities that were measured at fair value on a recurring basis at December 31, 2011.

Certain items are measured at fair value on a non-recurring basis. The table below details the portion of those items that were measured at fair value during 2011:

	Fair Value Measurements Using
	Total	Level 1	Level 2	Level 3
Intangible assets recognized in business combinations	$2,581,000			2,581,000
Goodwill recognized in business combinations	$11,219,402	$—	$—	$11,219,402

Total	$13,800,402	$—	$—	$13,800,402

LIQUID PREDECESSOR COMPANIES

(A Development Stage Company)

NOTES TO COMBINED FINANCIAL STATEMENTS

December 31, 2011

During 2011, the Company recognized $8,831,762 of Goodwill in the acquisition of Centurion Capital Group, LLC and Prime. The annual impairment review of Goodwill resulted in no impairment of Goodwill and December 31, 2011.

(4) Business Combinations and Acquisitions

Prime

On October 27, 2011, LPH completed its acquisition of Prime, formerly known as Taconic Capital Inc.

The results of Prime have been included in the Company’s combined financial statements since its acquisition date. The $115,000 purchase price for Prime consisted entirely of cash with no contingent payment provisions. In connection with the acquisition, the Company also incurred approximately $47,331 of acquisition related costs, including legal fees and other professional fees. These costs were classified in the Combined Statements of Operations as operating expenses.

The assets and liabilities of Prime were recorded as of the acquisition date, at their respective fair values, under U.S. GAAP. The purchase price allocation is based on estimates of the fair value of assets acquired and liabilities assumed as follows:

Tangible assets, net:
Cash	$8,500
Broker-dealer license	$115,000

Total purchase price	$123,500

Centurion

On December 30, 2011, Guernsey, pursuant to a Membership Interest Purchase Agreement (the “Centurion Agreement”), purchased all of the issued and outstanding membership interests in Centurion for a maximum purchase price of $13,600,000. The members of Centurion received $1,000 in cash and were to be paid the remainder of the purchase price in shares of Guernsey or another holding company to be formed upon the earlier to occur of (i) the initial public offering of the Holding Company or (ii) January 1, 2014. The members of Centurion will receive the purchase price in shares broken down as follows: $8,331,096, with the remainder of $5,268,904 contingent upon certain EBITDA thresholds as defined in the agreement.

On May 11, 2012, Guernsey assigned and transferred the interest and all of its rights and obligations under the membership purchase agreement of Centurion to Liquid Holdings Group, LLC.

On July 21, 2012, the Centurion Agreement was amended to accelerate the share issuance contemplated in the original agreement and calls for the Company to issue an aggregate number of Class A Common Units equal to 7.60% of the aggregate issued and outstanding equity securities of Liquid Holdings Group, LLC at such date (or 90 Class A Common Units) to the selling members of Centurion for the purchase price and eliminated all prior purchase price measurements and the contingent consideration. The fair value of the 90 Class A Common Units which were issued by Liquid Holdings Group, LLC to the selling members of Centurion to be $8,755,000.

LIQUID PREDECESSOR COMPANIES

(A Development Stage Company)

NOTES TO COMBINED FINANCIAL STATEMENTS

December 31, 2011

The assets and liabilities of Centurion were recorded as of the acquisition date, at their respective fair values, under business combinations accounting. The purchase price allocation is based on estimates of fair value of assets acquired and liabilities assumed as follows:

Tangible assets (liabilities), net:
Cash	$8,668
Due from affiliate	300,000
Due to member	(300,000)
Note payable	(81,700)
Accrued expenses	(12,370)

(85,402)

Identifiable intangible assets	2,466,000
Goodwill	11,219,402

Total purchase price	$13,600,000

(5) Goodwill and Other Intangibles

Goodwill

The following table presents the changes in the carrying amount of goodwill for the period ended December 31, 2011:

Total
Acquisition:
Centurion	$11,219,402

Balance at December 31, 2011	$11,219,402

Goodwill impairment

The Company tests the carrying value of goodwill for impairment in accordance with ASC Topic 350, Intangibles—Goodwill and Other, at least annually and more frequently if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. (See Note 2, Summary of Significant Accounting Policies).

The Company performed its annual goodwill impairment testing using carrying values as of the acquisition date of, December 30, 2011. Based on the results of the annual testing, no impairment was indicated as the fair values were determined to be in excess of their respective carrying values at December 31, 2011. Additionally, none of the outcomes of the Company’s sensitivity analyses performed led to a conclusion that goodwill was further impaired.

Although no further impairment of goodwill was indicated during the December 31, 2011 interim testing, the Company recognizes the reasonable possibility of goodwill impairment charges in future periods given the the environment for the Company’s business. It is not possible at this time to determine if any such future impairment charges would result or, if they do, whether such charges would be material. The use of the term “reasonable possibility” refers to a potential occurrence that is more than remote, but less than probable in management’s judgment. The Company will continue to monitor economic trends related to its business as well as re-examine the key assumptions used in its annual and interim impairment testing.

LIQUID PREDECESSOR COMPANIES

(A Development Stage Company)

NOTES TO COMBINED FINANCIAL STATEMENTS

December 31, 2011

Other Intangible Assets

The Company’s other intangible assets subject to amortization consist of customer relationships and non compete agreements that will be amortized over their estimated useful lives using the straight-line method. The broker license is considered to be an indefinite-lived asset not subject to amortization. Intangible assets consist of the following as of December 31, 2011:

	Client Relationships	Non-Compete Agreements	Broker Licenses	Total Intangibles
Additions	$1,572,000	$894,000	$115,000	$2,581,000

Balance at December 31, 2011	$1,572,000	$894,000	$115,000	$2,581,000

The Company performed its annual impairment testing as of December 31, 2011 and determined that there was no impairment of the carrying values of goodwill or other intangible assets in the periods presented.

(6) Contingent Liability

A contingent consideration arrangement required the Company to pay the members of Centurion additional shares of the resulting holding company in connection with the IPO if Centurion achieves certain EBITDA thresholds as defined in the agreement. On April 23, 2012, the terms of the Centurion purchase were amended and the contingency based on EBITDA was removed and updated to a fixed amount. The requirements to pay the selling members of Centurion meet the requirements for liability classification under ASC Topic 480, Distinguishing Liabilities from Equity.

(7) Certain Relationships and Related Party Transactions

Liquid Trading International LLP (“International”) was formed on February 18, 2008 and operates as a private trading firm and owns all of the Class A Units of LTI, LLC, (“LTI”), as the managing member. During 2011, International facilitated the payment of expenses related to the operations of LTI, LLC and pursuit of the formation of an entity for the IPO process. Ferdinand Trading LLC (“FT”) is a private trading firm which is partially owned by Brian Ferdinand, an individual who is also the controlling owner of the Company. During 2011, FT facilitated the payment of expenses related to the potential IPO offering of Guernsey. In anticipation of these expenses LTI prepaid to International and FT monies. At December 31, 2011 the Company recognizes as a Due to related party on the combined balance sheet $589,713, related to these transactions.

LTI is a Delaware limited liability company formed on August 22, 2011. LTI’s members’ equity is comprised of Class A voting and Class B non-voting Units. The sole Class A managing member as of July 31, 2012 is International, which is controlled by entities owned by Brian Ferdinand, Robert Keller and Richard Schaeffer. The Class B members include individuals and entities that subscribed and paid $4.25 million for Units through an equity raise in September 2011.

Centurion incurred expenses that were paid by an entity owned by Ferdinand. These payments totaled $81,700, and are included in Due to related parties in the combined balance sheet at December 31, 2011.

(8) Net Capital Requirement

Prime is subject to the SEC’s Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $100,000. Dividends or withdrawals of capital cannot be made if capital is needed to

LIQUID PREDECESSOR COMPANIES

(A Development Stage Company)

NOTES TO COMBINED FINANCIAL STATEMENTS

December 31, 2011

comply with regulatory requirements. At December 31, 2011, Prime’s net capital, as defined, was in excess of the minimum amount required pursuant to Rule 15c3-1.

(9) Income Taxes

One of the legal entities, Prime, within the combined Company group is treated as a S-Corporation for Federal, state and local income tax purposes. The other three entities: LPH, Centurion, and Guernsey are single and multi-member limited liability companies. Accordingly, no provision has been made for Federal and state income taxes in the accompanying financial statements, since all items of income or loss are required to be reported on the income tax returns of the members, who are responsible for any taxes thereon. Prime is however, subject to the New York City S-Corporation Tax (“NYC S-Corp”).

As of December 31, 2011, Prime had $7,469 of deferred tax assets (DTAs) related to net operating losses. Prime analyzed the recoverability of recorded DTAs based on the four sources of taxable income and concluded that the full amount of the NYC DTAs will not be realized in the foreseeable future and hence, a full valuation allowance has been established in the amount of $7,469. The change in the valuation allowance is $7,469.

The significant components of income taxes attributable to continuing operations are is a deferred tax benefit for state and local taxes of $7,469 which is offset by a 100% valuation allowance.

The statutory tax rate, consisting of NYC S-Corp Tax, is 8.85%. This rate differs from the effective tax rate of 0.00% due to a full valuation allowance that has been established.

As of December 31, 2011, Prime has a New York City net operating loss carryover (“NOL”) of approximately $84,391. This NOL will expire in 2031.

Prime does not have any current income taxes payable or receivable and there have been no cash payments for income taxes.

LIQUID PREDECESSOR COMPANIES

(A Development Stage Company)

NOTES TO COMBINED FINANCIAL STATEMENTS

December 31, 2011

The Company adopted ASC Subtopic 740-10, Accounting for Uncertainty in Income Taxes. Management believes there are no tax positions requiring recognition or disclosure.

The following are the major tax jurisdictions in which the Company operates and the earliest tax years subject to examination:

U.S. Federal	2008
New York State	2008
New York City	2008
Florida	2010
Guernsey	2011

The Company’s policy for recording interest and penalties associated with audits is to record such expense as a component of income tax expense. There were no amounts accrued for penalties or interest for the year ended December 31, 2011. Management is currently unaware of any issues under review that could result in significant payments, accruals or material deviations from its position.

(10) Owner’s Equity

The Company presently does not pay cash distributions on common units as its policy is to retain earnings to finance the operations and expansion of its businesses.

LPH is a single member LLC owned by Brian Ferdinand. Prime is the wholly owned subsidiary of LPH.

Guernsey is a company incorporated under the laws of Guernsey. The sole member of Guernsey is LTIH, LLP which is controlled by Brian Ferdinand.

(11) Commitments and Contingencies

The Company may periodically be involved in litigation and various legal matters that arise in the normal course of business, including proceedings relating to regulatory matters. Such matters are subject to many uncertainties and outcomes that are not predictable. The Company currently has no outstanding litigation.

(12) Subsequent Events

The Company evaluates events occurring after the date of the reporting period for potential recognition or disclosure in its financial statements. Subsequent events have been evaluated through December 10, 2012, the date these combined financial statements were available to be issued.

Guernsey was formed to be the ultimate holding company for a group of companies that would go public in the UK and listed on the AIM. This reorganization under Guernsey never took place and has since been abandoned in favor of the formation and reorganization under Liquid Holdings Group, LLC. As a result of Guernsey’s abandonment of its plan to list on AIM, $137,642 in offering expenses have been recognized in the Statement of Operations for the period ended December 31, 2011.

In January 2012, LTI and International entered in to a Use of Proceeds Agreement which was amended in the same month, which stated that International, the Class A and managing Member of LTI, and indirectly jointly

LIQUID PREDECESSOR COMPANIES

(A Development Stage Company)

NOTES TO COMBINED FINANCIAL STATEMENTS

December 31, 2011

controlled by Brian Ferdinand, Richard Schaeffer and Robert Keller agreed to procure the Class B Units in exchange for equal shares in a private entity if the IPO is not consummated as described in the Use of Proceeds Agreement.

On January 10, 2012 Pursuant to the Use of Proceeds Agreement, between LTI and International as amended on January 19, 2012, the Class B Members are to exchange their Class B Units for shares in Guernsey or another entity to be formed to hold, directly or indirectly, certain rights of International, Green Mountain Analytics, LLC and other entities (Liquid Holdings Group , LLC, “LHG”, or the “Holding Company”) upon the Holding Company’s admission to trading on AIM or any other stock exchange (“Admission”).

Were Admission to have taken place at any time on or prior to October 10, 2012, the Class B Members were to receive an aggregate of 3.4% of the issued share capital of the Holding Company, subject to downward adjustment as a result of LTI failing to receive subscriptions in an aggregate amount of $5,000,000 or more.

If Admission takes place after October 10, 2012, the Class B Members will receive an aggregate of 3.51% of the issued share capital in the holding company that owns the Class A membership interests of International and 51% of the membership interests of Green Mountain Analytics, LLC. However, if these interests are held by two separate holding companies, the Class B Members will receive an aggregate of 3.51% of the issued share capital in each such holding company. In either case, the percentage interest to be received by the Class B Members is subject to downward adjustment as a result of LTI failing to receive subscriptions in an aggregate amount of $5,000,000 or more.

LHG, a Delaware limited liability company, was formed on January 17, 2012. LHG is the entity that has been formed with the intention of being the holding company to own the Company and the Liquid Companies, and other entities through acquisitions and ultimately pursue an IPO in the US.

On April 24, 2012 and June 5, 2012, the members of Futures, LPH and Liquid Trading Institutional LLP executed agreements with LHG agreeing to contribute all of the outstanding membership interests in the individual entities in exchange for membership interests in LHG.

On April 27, 2012, LHG acquired the software intellectual property of Tragara Alpha Partners LLC, (“Tragara”). In consideration of the contribution the sole member of Tragara received membership interest of 5% in LHG.

On May 11, 2012, Guernsey assigned and transferred the interest and all of its rights and obligations under the membership purchase agreement of Centurion to LHG.

On June 28, 2012, LHG entered in to a subscription agreement with an individual for membership interest in LHG and received $12.5 million.

On July 31, 2012, LHG completed its acquisition of Fundsolve Limited. Fundsolve is a portfolio risk reporting company which serves medium to large hedge funds with its own proprietary technology including a central database, and risk calculation engine.

Independent Auditors’ Report

The Members

Liquid Futures, LLC:

We have audited the accompanying balance sheet of Liquid Futures, LLC (a development stage company) (the “Company”) as of December 31, 2011, and the related statements of operations and changes in members’ equity, and cash flows for the period from August 25, 2011 (date of formation) to December 31, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Liquid Futures, LLC as of December 31, 2011, and the results of its operations and its cash flows for the period from August 25, 2011 (date of formation) to December 31, 2011, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

New York, New York

December 10, 2012

LIQUID FUTURES, LLC

(A Development Stage Company)

BALANCE SHEET

DECEMBER 31, 2011

ASSETS

Current assets:
Cash and cash equivalents	$1,339,160
Prepaid expenses and other assets	2,500

Total current assets	1,341,660

TOTAL ASSETS	$1,341,660

LIABILITIES AND MEMBERS’ EQUITY

Current liabilities:
Accrued expenses	$3,540
Members’ equity (inclusive of accumulated deficit during development stage of $11,880)	1,338,120

TOTAL LIABILITIES AND MEMBERS’ EQUITY	$1,341,660

See accompanying notes to financial statements.

LIQUID FUTURES, LLC

(A Development Stage Company)

STATEMENT OF OPERATIONS AND CHANGES IN MEMBERS’ EQUITY

FOR THE PERIOD FROM AUGUST 25, 2011 (DATE OF FORMATION)

TO DECEMBER 31, 2011

Revenues	$—

Costs and expenses:
Professional fees	5,540
General and administrative	6,340

Total costs and expenses	11,880

Net loss	(11,880)
Members’ equity - beginning of year	—
Members’ capital contribution	1,350,000

MEMBERS’ EQUITY - END OF YEAR	$1,338,120

See accompanying notes to financial statements.

LIQUID FUTURES, LLC

(A Development Stage Company)

STATEMENT OF CASH FLOWS

FOR THE PERIOD FROM AUGUST 25, 2011 (DATE OF FORMATION)

TO DECEMBER 31, 2011

Cash flows from operating activities:
Net loss	$(11,880)
Adjustments to reconcile net loss to net cash used in operating activities:
Changes in assets and liabilities:
Prepaid expenses	(2,500)
Accrued expenses	3,540

Net cash used in operating activities	(10,840)

Cash flows provided by financing activities:
Members’ capital contribution	1,350,000

Net increase in cash and cash equivalents	1,339,160
Cash and cash equivalents- beginning	—

CASH AND CASH EQUIVALENTS - ENDING	$1,339,160

See accompanying notes to financial statements.

LIQUID FUTURES, LLC

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011

(1)	Summary of Significant Accounting Policies

Organization and Nature of Operations

Liquid Futures, LLC, (“Futures” or the “Company”), was formed as a limited liability company (“LLC”), on August 25, 2011 in the state of Delaware. Futures shall continue in existence until dissolved in accordance with the provisions of its operating agreement and is funded through the equity contributions of its owners. As an LLC, except as may otherwise be provided under applicable law, no member shall be bound by, or personally liable for, the expenses, liabilities, or obligations of the Company. The members are not obligated to restore capital deficits. Pursuant to the terms of the LLC agreement, profits, losses and distributions are generally allocated to the members in accordance with their ownership percentages.

Futures is a non clearing futures commission merchant registered with the U.S. Commodity Futures Trading Commission (“CFTC”) and was approved as a member of the National Futures Association (“NFA”) on March 15, 2012.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company is a limited liability company treated as a partnership for tax purposes. The Company accounts for income taxes under ASC Topic 740, Income Taxes (“ASC 740”). ASC 740 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statements and tax basis of assets and liabilities and for the expected future tax benefit to be derived from tax loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply on taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. ASC 740 additionally requires a valuation allowance to be established when it is more likely than not that all or a portion of deferred tax assets will not be realized.

The Company also sets a consistent framework under ASC Subtopic 740-10 to determine the appropriate level of tax reserves to maintain for uncertain tax positions. The Company maintains no tax reserves for uncertain tax positions.

(2)	Income Taxes

As a limited liability company, the Company is treated as a partnership for Federal and state income tax purposes. Accordingly, no provision has been made for Federal and state income taxes in the accompanying financial statements, since all items of income or loss are required to be reported on the income tax returns of the members, who are responsible for any taxes thereon. The Company is however, subject to the New York City Unincorporated Business Tax (“UBT”).

LIQUID FUTURES, LLC

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011

As of December 31, 2011, the Company had $475 of deferred tax assets (DTAs) related to start-up expenditures. The Company analyzed the recoverability of recorded DTAs based on the four sources of taxable income and concluded that the full amount of the DTAs will not be realized in the foreseeable future and hence, a full valuation allowance has been established in the amount of $475. The change in the valuation allowance is $475.

The significant components of income taxes attributable to continuing operations is a deferred state and local deferred tax benefit of $475, offset by a 100% valuation allowance.

The statutory tax rate, consisting of UBT, is 4%. This rate differs from the effective tax rate of 0.00% due to a full valuation allowance that has been established.

The Company does not have any current income taxes payable or receivable and there have been no cash payments for income taxes.

The Company adopted ASC Subtopic 740-10, Accounting for Uncertainty in Income Taxes. Management believes there are no tax positions requiring recognition or disclosure.

The following are the major tax jurisdictions in which the Company operates and the earliest tax years subject to examination:

U.S. Federal	2011
New York State	2011
New York City	2011

The Company’s policy for recording interest and penalties associated with audits is to record such expense as a component of income tax expense. There were no amounts accrued for penalties or interest for the year ended December 31, 2011. Management is currently unaware of any issues under review that could result in significant payments, accruals or material deviations from its position.

(3)	Members’ Equity

The Company presently does not pay cash distributions on membership interests as its policy is to retain earnings to finance the operations and expansion of its businesses. Distributions to Members are in accordance with each member’s pro rata percentage interests.

The Company is owned by two individuals: 90% by Richard Schaeffer, and 10% by Brian Ferdinand (the “Individuals”). Futures was formed to become a non-clearing futures commission merchant registered with the U.S. Commodity Futures Trading Association (“CFTC”) and was approved as a member of the National Futures Association (“NFA”) on March 15, 2012. During 2011, LTI, LLC, an entity in which Brian Ferdinand has an interest, advanced $1,350,000 to the Individuals for the capital that they initially invested to form the Company.

LIQUID FUTURES, LLC

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011

(4)	Subsequent Events

In accordance with FASB ASC Topic 855, the Company has evaluated subsequent events through December 10, 2012, the date on which these financial statements were available to be issued.

On April 24, 2012, the members of the Company executed an agreement with Liquid Holdings Group, LLC (“LHG”) agreeing to contribute their membership interests in Futures in exchange for membership interests in LHG subject to the receipt of regulatory approval from the NFA, which was received on May 9, 2012.

Independent Auditors’ Report

The Members

LTI, LLC:

We have audited the accompanying balance sheet of LTI, LLC (a development stage company) (the “Company”), as of December 31, 2011, and the related statements of operations, changes in members’ equity, and cash flows for the period from August 22, 2011 (date of formation) to December 31, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of LTI, LLC (a company in the development stage) as of December 31, 2011, and the results of its operations and its cash flows for the period from August 22, 2011 (date of formation) to December 31, 2011, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

New York, New York

December 10, 2012

LTI, LLC

(A Development Stage Company)

BALANCE SHEET

DECEMBER 31, 2011

ASSETS

Current assets:
Cash	$695,870
Due from affiliates	3,235,901
Prepaid expenses	14,000

Total current assets	3,945,771

TOTAL ASSETS	$3,945,771

LIABILITIES AND MEMBERS’ EQUITY

Current liabilities
Due to affiliate	$125,000

Total current liabilities	125,000
Members’ equity (inclusive of accumulated deficit during development stage of $4,230)	3,820,771

TOTAL LIABILITIES AND MEMBERS’ EQUITY	$3,945,771

See accompanying notes to financial statements.

LTI, LLC

(A Development Stage Company)

STATEMENT OF OPERATIONS

FOR THE PERIOD FROM AUGUST 22, 2011 (DATE OF FORMATION)

TO DECEMBER 31, 2011

Revenues	$—

Costs and expenses:
Professional fees	4,000

General and administrative	230

Total costs and expenses	4,230

Net loss	$(4,230)

See accompanying notes to financial statements.

LTI, LLC

(A Development Stage Company)

STATEMENT OF CHANGES IN MEMBERS’ EQUITY

FOR THE PERIOD FROM AUGUST 22, 2011 (DATE OF FORMATION)

TO DECEMBER 31, 2011

	Class A Unit	Class B Units	Accumulated Deficit	Total
Balance – August 22, 2011 (inception)	$—	$—	$—	$—
Issuance of 1 Class A Unit on September 20, 2011	1	—	—	1

Issuance of 4,250 Class B Units on September 20, 2011, net of fees	—	3,825,000	—	3,825,000
Net loss	—	—	(4,230)	(4,230)

MEMBERS’ EQUITY - ENDING	$1	$3,825,000	$(4,230)	$3,820,771

See accompanying notes to financial statements.

LTI, LLC

(A Development Stage Company)

STATEMENT OF CASH FLOWS

FOR THE PERIOD FROM AUGUST 22, 2011 (DATE OF FORMATION)

TO DECEMBER 31, 2011

Cash flows from operating activities:
Net loss	$(4,230)
Adjustments to reconcile net loss to net cash used in operating activities:
Changes in assets and liabilities:
Prepaid expenses	(14,000)

Net cash used in operating activities	(18,230)

Cash flows from financing activities:
Members’ capital contribution	4,250,001
Finders fee on capital raise	(300,000)
Due from affiliates	(3,235,901)

Net cash provided by financing activities	714,100

Net increase in cash	695,870
Cash - beginning	—

CASH - ENDING	$695,870

Supplemental disclosure of non cash item:
Finders fee netted against capital not yet paid	$125,000

See accompanying notes to financial statements.

LTI, LLC

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011

(1)	Summary of Significant Accounting Policies

Organization and Nature of Operations

LTI, LLC (a development stage company) (“LTI” or the “Company”) is a Delaware limited liability company formed on August 22, 2011.

The Company was formed to invest in a future Initial Public Offering (“IPO”) which was to be Liquid Trading Holdings Limited (“Guernsey”). Guernsey, a company incorporated under the laws of Guernsey, was formed on October 6, 2011. Guernsey was initially formed to be a holding company that would go public in the United Kingdom and listed on the London Stock Exchange Alternative Investments Market (“AIM”).

The Company is considered to be a development stage company and as such, the Company’s financial statements are presented in accordance with FASB Accounting Standards Codification (“ASC”) Topic 915 Development Stage Entities. The Company is subject to all of the risks associated with development stage companies.

Organization of LTI, LLC

LTI, LLC shall continue in existence until dissolved in accordance with provisions of its operating agreement and is funded through the equity contributions of its owners. As an LLC, except as may otherwise be provided under applicable law, no member shall be bound by, or personally liable for, the expenses, liabilities, or obligations of the Company. The members are not obligated to restore capital deficits. Pursuant to the terms of the LLC agreement, profits, losses, and distributions are generally allocated to the members in accordance with their ownership percentages.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could differ from those estimates.

Income Taxes

The Company is a limited liability company treated as a partnership for tax purposes. The Company accounts for income taxes under ASC Topic 740, Income Taxes (“ASC 740”). ASC 740 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statements and tax basis of assets and liabilities and for the expected future tax benefit to be derived from tax loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply on taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. ASC 740 additionally requires a valuation allowance to be established when it is more likely than not that all or a portion of deferred tax assets will not be realized.

The Company also sets a consistent framework under ASC Subtopic 740-10 to determine the appropriate level of tax reserves to maintain for uncertain tax positions. The Company maintains no tax reserves for uncertain tax positions.

LTI, LLC

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011

(2)	Income Taxes

As a limited liability company, the Company is treated as a partnership for Federal and state income tax purposes. Accordingly, no provision has been made for Federal and state income taxes in the accompanying financial statements, since all items of income or loss are required to be reported on the income tax returns of the members, who are responsible for any taxes thereon. The Company is however, subject to the New York City Unincorporated Business Tax (“UBT”).

As of December 31, 2011, the Company had $169 of deferred tax assets (DTAs) related to net operating losses and start-up costs. The Company analyzed the recoverability of recorded DTAs based on the four sources of taxable income and concluded that the full amount of the UBT DTAs will not be realized in the foreseeable future and hence, a full valuation allowance has been established in the amount of $169. The change in the valuation allowance is $169.

The significant components of income taxes attributable to continuing operations are a deferred state and local tax benefit of $169 offset by a 100% valuation allowance.

The statutory tax rate, consisting of UBT, is 4%. This rate differs from the effective tax rate of 0.00% due to a full valuation allowance that has been established.

The Company does not have any current income taxes payable or receivable and there have been no cash payments for income taxes.

The Company does not have any current income taxes payable or receivable and there have been no cash payments for income taxes.

The Company adopted ASC Subtopic 740-10, Accounting for Uncertainty in Income Taxes. Management believes there are no tax positions requiring recognition or disclosure.

The following are the major tax jurisdictions in which the Company operates and the earliest tax years subject to examination:

U.S. Federal	2011
New York State	2011
New York City	2011

The Company’s policy for recording interest and penalties associated with audits is to record such expense as a component of income tax expense. There were no amounts accrued for penalties or interest for the year ended December 31, 2011. Management is currently unaware of any issues under review that could result in significant payments, accruals or material deviations from its position.

(3)	Members’ Equity

The Company presently does not pay cash distributions on membership interests as its policy is to retain earnings to finance the operations and expansion of its businesses. Distributions to Members are in accordance with each member’s pro rata percentage interests.

The Company’s members’ equity is comprised of Class A and Class B Units. Class A Units shall be voting units with each Class A Unit having one vote per Class A Unit. The Class B Units shall be non-voting Units and the Class B members shall have no voting rights or any rights to manage or control the Company.

LTI, LLC

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011

The sole Class A managing member as of July 31, 2012 is Liquid Trading International LLP (“International”), who contributed $1 for its units and is controlled by entities owned by Brian Ferdinand, Richard Schaeffer and Robert Keller. International is a limited liability formed in England and Wales. The Class B members include individuals and entities that contributed $4,250,000 for Units through an equity raise in September 2011. In addition, the Company incurred aggregate finder’s fees of $425,000 in connection with this raise.

(4)	Related Party Transactions

International owns all of the Class A Units of LTI, as the managing member. During 2011, International facilitated the payment of expenses related to the operations of LTI and pursuit of the formation of Guernsey for the IPO process. International is a private trading firm which is partially owned by Brian Ferdinand, an individual who is also an owner of LTI. During 2011, International facilitated the payment of expenses related to the potential IPO offering of Guernsey. In anticipation of these expenses LTI advanced funds to International. At December 31, 2011 the Company has a Due from affiliate of $1,146,801, related to these transactions.

Liquid Futures, LLC (“Futures”), is a Delaware limited liability corporation formed on August 25, 2011 and owned by two individuals: Richard Schaeffer 90% and Brian Ferdinand 10%, (the “Individuals”). Futures was formed to become a non clearing futures commission merchant registered with the U.S. Commodity Futures Trading Commission (“CFTC”) and was approved as a member of the National Futures Association (“NFA”) on March 15, 2012. During 2011, LTI advanced funds to the Individuals for the capital that they initially invested. At December 31, 2011 the Company has a Due from affiliate of $1,350,000, related to these transactions.

Liquid Prime Services, Inc. (“Prime”) was formed on May 16, 2003 in the State of New York as a broker-dealer in securities transactions under the Securities Exchange Act of 1934 and is owned by Brian Ferdinand. Prime, formerly known as Taconic Capital Group Inc., changed its name to Liquid Prime Services Inc. on November 17, 2011. Prime is registered with the Securities and Exchange Commission (“SEC”) and is member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation (“SIPC”). During 2011, LTI advanced funds to Brian Ferdinand for the capital that he initially invested. At December 31, 2011 the Company has a Due from affiliate $620,000, related to these transactions.

During 2012, the membership interest of International, Futures and Prime were exchanged for membership interests in Liquid Holdings Group, LLC (“LHG”). Upon the membership interest exchanges, LHG assumed all the advances due to LTI.

Centurion Capital Group, LLC (“Centurion”), was formed as a Florida limited liability company on May 11, 2010. The Company advanced funds to Centurion prior to the acquisition of Centurion by a related entity, Guernsey. At December 31, 2011, the Company has a Due from affiliate of $119,100, related to these transactions.

The Company entered into an agreement with an affiliate of Centurion for a finder fee of $425,000 related to a capital raise. During the period ended December 31, 2011, the Company paid $300,000. At December 31, 2011, the Company has a Due to affiliate of $125,000 related to this transaction.

(5)	Subsequent Events

In accordance with FASB ASC Topic 855, the Company has evaluated subsequent events through December 10, 2012, the date on which these financial statements were available to be issued.

LTI, LLC

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011

In January 2012, LTI and International entered in to a Use of Proceeds Agreement which was amended in the same month, which stated that International, the Class A and managing Member of LTI, which is indirectly and jointly controlled by Brian Ferdinand, Richard Schaeffer and Robert Keller agreed to procure the Class B Units in exchange for equal shares in a private entity if the IPO is not consummated as described in the Use of Proceeds Agreement.

On January 10, 2012 Pursuant to the Use of Proceeds Agreement, between LTI and International as amended on January 19, 2012, the Class B Members exchanged their Class B Units for shares in Guernsey or another entity to be formed to hold, directly or indirectly, certain rights of International, Green Mountain Analytics, LLC and other entities (Liquid Holdings Group, LLC, “LHG”, or the “Holding Company”) upon the Holding Company’s admission to trading on AIM or any other stock exchange (“Admission”).

Were Admission to have taken place at any time on or prior to October 10, 2012, the Class B Members were to have received an aggregate of 3.4% of the issued share capital of the Holding Company, subject to downward adjustment as a result of LTI failing to receive subscriptions in an aggregate amount of $5,000,000 or more.

If Admission takes place after October 10, 2012, the Class B Members will receive an aggregate of 3.51% of the issued share capital in the holding company that owns the Class A membership interests of International and 51% of the membership interests of Green Mountain Analytics, LLC. However, if these interests are held by two separate holding companies, the Class B Members will receive an aggregate of 3.51% of the issued share capital in each such holding company. In either case, the percentage interest to be received by the Class B Members is subject to downward adjustment as a result of LTI failing to receive subscriptions in an aggregate amount of $5,000,000 or more.

LHG, a Delaware limited liability company, was formed on January 17, 2012 and commenced operations on April 24, 2012. LHG is the entity that has been formed with the intention of being the holding company to own the Company and other entities through acquisitions and ultimately pursue an IPO in the US.

On April 24, 2012, the members of Futures and Prime executed agreements with LHG agreeing to contribute their membership interests in the individual entities in exchange for membership interests in LHG.

On September 30, 2012, the Company’s members exchanged their membership interests for membership interests in LHG. The exchange was accounted for as a business combination by LHG. The fair value of the units acquired by the Company’s members was estimated to be $5.1 million.

Independent Auditors’ Report

The Members

Centurion Capital Group, LLC:

We have audited the accompanying consolidated balance sheets of Centurion Capital Group, LLC and subsidiary (the “Company”) as of December 31, 2011 and 2010, and the related consolidated statements of operations and changes in members’ equity (deficit), and cash flows for the year ended December 31, 2011 and the period from May 11, 2010 (date of formation) to December 31, 2010. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Centurion Capital Group, LLC and subsidiary as of December 31, 2011 and 2010, and the results of their operations and their cash flows for the year ended December 31, 2011 and the period from May 11, 2010 (date of formation) to December 31, 2010, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

New York, New York

December 10, 2012

CENTURION CAPITAL GROUP, LLC

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2011 AND 2010

	2011	2010
ASSETS
Current assets:
Cash and cash equivalents	$8,668	$8,765
Receivables from brokers and dealers	—	7,238,659
Due from affiliate	300,000	—

TOTAL ASSETS	$308,668	$7,247,424

LIABILITIES AND MEMBERS’ EQUITY (DEFICIT)
Current liabilities:
Accrued expenses	$12,370	$—
Due to member	300,000	7,028,000
Notes payable	81,700	81,700

Total current liabilities	394,070	7,109,700
Commitments and contingencies (Notes 4)
Members’ equity (deficit)	(85,402)	137,724

TOTAL LIABILITIES AND MEMBERS’ EQUITY (DEFICIT)	$308,668	$7,247,424

See accompanying notes to consolidated financial statements.

CENTURION CAPITAL GROUP, LLC

CONSOLIDATED STATEMENTS OF OPERATIONS

AND CHANGES IN MEMBERS’ EQUITY (DEFICIT)

FOR THE YEAR ENDED DECEMBER 31, 2011 AND FOR THE PERIOD

FROM MAY 11, 2010 (DATE OF FORMATION) TO DECEMBER 31, 2010

	2011	2010
Revenue:
Interest	$60,000	$—
Trading gains	—	238,659

Total revenue	60,000	238,659

Operating expenses:
General and administrative	$336,056	$31,471
Salaries and wages	483,551	—
Professional fees	144,076	33,564
Trading losses	3,061,799	—
Rent	585,749	80,039

Total operating expenses	4,611,231	145,074

Net (loss) income	(4,551,231)	93,585
Members’ equity - beginning of year	137,724	—
Members’ capital contribution	2,256,409	52,000
Conversion of debt to equity	4,224,362	—
Members’ capital distribution	(2,152,666)	(7,861)

MEMBERS’ (DEFICIT) EQUITY - END OF YEAR	$(85,402)	$137,724

See accompanying notes to consolidated financial statements.

CENTURION CAPITAL GROUP, LLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2011 AND FOR THE PERIOD

FROM MAY 11, 2010 (DATE OF FORMATION) TO DECEMBER 31, 2010

	2011	2010
Cash flows from operating activities:
Net (loss) income	$(4,551,231)	$93,585
Adjustments to reconcile net (loss) income to net cash used in operating activities:
Trading income gain(loss)	3,061,799	(238,659)
Changes in assets and liabilities:
Receivables from brokers and dealers	4,176,860	(7,000,000)
Accrued expenses	12,370	—

Net cash used in operating activities	2,699,798	(7,145,074)
Cash flows from financing activities:
(Repayment to) proceeds from member	(2,503,638)	7,028,000
(Repayment to) proceeds from related party	—	81,700
Loan to affiliate	(300,000)	—
Members’ capital contributions	2,256,409	52,000
Members’ capital distributions	(2,152,666)	(7,861)

Net cash (used in) provided by financing activities	(2,699,895)	7,153,839

Net (decrease) increase in cash	(97)	8,765
Cash - beginning	8,765	—

CASH - ENDING	$8,668	$8,765

SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING AND FINANCING ACTIVITIES:
Conversion of promissory note to 37.5% equity	$4,224,362	$—

See accompanying notes to consolidated financial statements.

CENTURION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2011 AND THE PERIOD FROM MAY 11, 2010 (DATE OF FORMATION) TO DECEMBER 31, 2010

(1)	Summary of Significant Accounting Policies

Organization and Nature of Operations

The accompanying consolidated financial statements of Centurion Capital Group, LLC (“Centurion” or the “Company”) include: Centurion Capital Group LLC, formerly known as Centurion South LLC (“South”) and its subsidiary, Centurion Trading Partners, LLC (“Trading”). The Company provides proprietary trading services to customers who contribute capital to be traded by Centurion traders across a mix of strategies.

South was originally formed as a Florida limited liability company on May 11, 2010 under the name of Centurion South LLC to provide proprietary trading services. On July 26, 2011 Centurion South LLC changed its name to Centurion Capital Group, LLC.

Trading was formed as a Delaware limited liability company on April 8, 2010 with the intention for the entity to become a registered broker-dealer. This plan was subsequently abandoned. On May 11, 2010 the sole member of Trading, John Allen, transferred his membership interest to South.

On December 30, 2011, Liquid Trading Holdings Limited (“Guernsey”) pursuant to a Membership Interest Purchase Agreement purchased all of the issued and outstanding membership interest in Centurion.

Guernsey, a company incorporated under the laws of Guernsey, was formed on October 6, 2011 and it was wholly owned by Liquid Trading International Holdings, LLP, which is owned by Brian Ferdinand. Guernsey was initially formed to be a holding company that would go public in the United Kingdom and listed on the London Stock Exchange Alternative Investments Market (“AIM”).

Principles of consolidation

The consolidated financial statements represent the consolidation of the accounts of South and Trading in conformity with U.S. generally accepted accounting principles (“GAAP”). All intercompany accounts and transactions have been eliminated in consolidation. Under certain criteria indicated in the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 810 – Consolidation, a partially-owned affiliate would be consolidated when it has less than a 50% ownership if the Company was the primary beneficiary of that entity. At the present time, there are no interests in variable interest entities.

Going Concern

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As shown in the accompanying consolidated financial statements, at December 31, 2011, the Company had negative membership interests of $85,402 and a net loss of $4,551,231.

These conditions raise substantial doubt about the Company’s ability to continue as a going concern. These financial statements do not include any adjustments relating to the recovery of assets or the classification of liabilities should the Company be unable to continue as a going concern.

The Company has principally financed its operations for the last two years through related party transactions. Management believes the Company’s ability to continue its operations is dependent upon the ability to raise capital through an acquisition. Management agreed to sell all of the issued and outstanding membership interest in Centurion to Guernsey on December 30, 2011 in anticipation of being consolidated with a group of companies associated with Guernsey, which would pursue an IPO.

CENTURION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2011 AND THE PERIOD FROM MAY 11, 2010 (DATE OF FORMATION)

TO DECEMBER 31, 2010

The ability of the Company to continue as a going concern is dependent on the success of this IPO. The consolidated financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Organization of Limited Liability Companies

The limited liabilities companies (the LLCs) included within the consolidated statements shall continue in existence until dissolved in accordance with provisions of their operating agreements and are funded through the equity contributions of their owners. As LLCs, except as many otherwise be provided under applicable law, no member shall be bound by, or personally liable for, the expenses, liabilities, or obligations of the individual companies. The members are not obligated to restore capital deficits. Pursuant to the terms of each LLC agreement, profits, losses, and distributions are generally allocated to the members in accordance with their ownership percentages.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company is a limited liability company treated as a partnership for tax purposes from May 11, 2010 through May 31, 2010; a single-member limited liability company (“SMLLC”) owned by an individual, Joseph Gamberele from June 1, 2010 through September 14, 2011; a partnership from September 15, 2011 through December 30, 2011; and a SMLLC owned by Guernsey, on December 31, 2011. The Company accounts for income taxes under ASC Topic 740, Income Taxes (“ASC 740”). ASC 740 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statements and tax basis of assets and liabilities and for the expected future tax benefit to be derived from tax loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply on taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. ASC 740 additionally requires a valuation allowance to be established when it is more likely than not that all or a portion of deferred tax assets will not be realized.

The Company also sets a consistent framework under ASC Subtopic 740-10 to determine the appropriate level of tax reserves to maintain for uncertain tax positions. The Company maintains no tax reserves for uncertain tax positions.

Securities Transactions

Receivables from brokers include amounts receivable for fails to deliver, cash deposits for securities borrowed, amounts receivable on open transactions from clearing organizations and non U.S. broker-dealers.

CENTURION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2011 AND THE PERIOD FROM MAY 11, 2010 (DATE OF FORMATION)

TO DECEMBER 31, 2010

(2)	Receivables from Brokers and Dealers

At December 31, 2010, the Company has $7,238,659 in receivables from two broker-dealers, representing cash balances on deposit in trading accounts. This receivable balance consisted of $5,130,331 in receivables from ECHOtrade, LLC (“ECHOtrade”), and $2,108,328 in receivables from Liquid Trading International LLP (“International”).

Both ECHOtrade and International are entities partially owned by Brian Ferdinand and Robert Keller. Brian Ferdinand owns and controls Guernsey, the entity which acquired Centurion on December 30, 2011.

In May 2010, Douglas Von Allmen created South as a vehicle to provide capital to proprietary traders of ECHOtrade and International and to share in the revenue generated from their trading activities. Centurion deposited funds with ECHOtrade and International as “at-risk” capital to be allocated among these proprietary traders.

During 2011, Centurion’s trading activity with ECHOtrade and International was wound down and the receivable balances were paid off net of any trading gains or losses.

The following is summary of receivables from brokers and dealers:

	2011		2010
ECHOtrade, LLC		$—	$5,130,331
Liquid International, LLP		—	2,108,328

Total	$		$7,238,659

(3)	Members’ Equity

The Company presently does not pay cash distributions on membership interests as its policy is to retain earnings to finance the operations and expansion of the business.

On May 11, 2010, John Allen as sole member of Trading transferred his membership interest to Centurion South, LLC. Pursuant to the Assignment of Interest Agreement between John Allen and Centurion Capital Group, LLC, John Allen contributed his 100% membership interest to Centurion South, LLC for $10 in consideration.

On May 27, 2010, Douglas Von Allmen and Joseph Gamberele each contributed $1,000 to establish their membership interest in the Company. On June 10, 2010, Douglas Von Allmen sold 100% of his membership interest to Joseph Gamberele in a private transaction outside of the Company.

Joseph Gamberele executed two private transactions of his membership interest during 2011. On September 15, 2011 Joseph Gamberele sold 15% of his interest to Edward Feigeles and 10% of his interest to John Allen. Both transactions were private transactions that took place outside of the Company. In addition, on December 13, 2011, Douglas Von Allmen converted an outstanding promissory note into capital as discussed further in Note 5.

On December 30, 2011, Guernsey became the sole member of the Company.

(4)	Commitments

During January 2011, the Company began subleasing office space in New York, on a month-to-month basis for $52,000 per month with a company affiliated by common ownership. The Company made the last payment in January 2012.

CENTURION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2011 AND THE PERIOD FROM MAY 11, 2010 (DATE OF FORMATION)

TO DECEMBER 31, 2010

During April 2011, The Company informally entered into a sublease for office space in Boca Raton, FL., on a month-to-month basis for approximately $5,800 per month. The sublease expired in October 2011.

Rent expense incurred under these operating leases for the years ended December 31, 2011 and 2010 and for the period from May 10, 2010 (inception) through December 31, 2010, amounted to $585,749 and $80,039, respectively.

(5)	Related Party Transactions

The Company trades through an account at ECHOtrade (an entity which is partially owned by Brian Ferdinand). During 2011, this account was closed. The balances in this account at December 31, 2011 and December 31, 2010 were $0 and $5,130,331, respectively.

The Company trades through an account at Liquid International, LLP an entity in which Brian Ferdinand and Robert Keller are partners. During 2011, this account was closed. The balances in this account at December 31, 2011 and December 31, 2010 were $0 and $2,108,328, respectively.

During 2010, the Company received $7,028,000 for an unsecured non-interest-bearing promissory note from an entity in which one of the members of the Company was the general partner. On June 6, 2011 this loan was converted into an unsecured non-interest bearing promissory note. On December 13, 2011, the remaining balance of this note was converted into capital as a capital contribution in the amount of $4,224,362.

On December 30, 2011, pursuant to a Membership Interest Purchase Agreement (the “Agreement”), Guernsey (an entity controlled by Brian Ferdinand) purchased all of the issued and outstanding membership interests in Centurion for a maximum purchase price of $13,600,000. The Members of Company received $1,000 in cash and were to be paid the remainder of the purchase price in shares of Guernsey or another holding company to be formed upon the earlier to occur of (i) the initial public offering of such a holding company and (ii) January 1, 2014. The Members of the Company will receive the purchase price in shares equal to $8,331,096, with the remainder of $5,268,904 contingent upon certain EBITDA thresholds as defined in the Agreement.

At December 31, 2011, the Company was owed $300,000 from companies related through common ownership to one of the prior original members of the Company. This advance is due on demand. Also at December 31, 2011, the Company owed $81,700 to Ferdinand Capital (an entity owned by Brian Ferdinand).

During January 2011, the Company began subleasing office space from a company related through common ownership, see Note 4.

(6)	Income Taxes

As a limited liability company, the Company is treated as a partnership for Federal and state income tax purposes from May 11, 2010 through May 31, 2010; a SMLLC owned by an individual from June 1, 2010 through September 14, 2011; a partnership from September 15, 2011 through December 30, 2011; and a SMLLC owned by a Guernsey company on December 31, 2011. Accordingly, no provision has been made for Federal and state income taxes in the accompanying financial statements, since all items of income or loss are required to be reported on the income tax returns of the members, who are responsible for any taxes thereon.

CENTURION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2011 AND THE PERIOD FROM MAY 11, 2010 (DATE OF FORMATION)

TO DECEMBER 31, 2010

As of December 31, 2011, the Company had no deferred tax assets or (liabilities) and no valuation allowance.

The statutory tax rate is 0%. This rate is the same as the effective tax rate of 0.00%. There are no reconciling items.

The Company does not have any current income taxes payable or receivable and there have been no cash payments for income taxes.

As of December 31, 2010 and 2011, the Company has no net operating losses that can be carried back.

The Company adopted ASC Subtopic 740-10, Accounting for Uncertainty in Income Taxes. Management believes there are no tax positions requiring recognition or disclosure.

The following are the major tax jurisdictions in which the Company operates and the earliest tax years subject to examination:

U.S. Federal	2010
Florida	2010
Guernsey	2011

The Company’s policy for recording interest and penalties associated with audits is to record such expense as a component of income tax expense. There were no amounts accrued for penalties or interest for the year ended December 31, 2010 and 2011. Management is currently unaware of any issues under review that could result in significant payments, accruals or material deviations from its position.

(7)	Subsequent Events

In accordance with FASB ASC Topic 855, the Company has evaluated subsequent events through December 10, 2012, the date on which these consolidated financial statements were available to be issued. There were no material subsequent events that required recognition or additional disclosure in these financial statements.

On March 1, 2012, Centurion changed its name to Liquid Partners, LLC.

The Agreement was amended on July 21, 2012 to reflect that: (a) Guernsey’s rights and obligations had been assigned to Liquid Holdings Group, LLC (“LHG”) on May 11, 2012, (b) the holding company shares to be issued thereunder shall be Class A Common Units of LHG, (c) the aggregate number of Class A Common Units to be issued thereunder shall be increased to 7.60% of the issued and outstanding equity securities of LHG as of the date of issuance and (d) such Class A Common Units shall be issued upon the date of signing of such amendment to the Agreement.

On May 11, 2012, Guernsey assigned and transferred the interest and all of its rights and obligations under the membership purchase agreement of Centurion to LHG.

On July 21, 2012, the Agreement was amended to accelerate the share issuance contemplated in the original agreement and called for LHG to issue an aggregate number of Class A Common Units equal to 7.60% of the aggregate issued and outstanding equity securities (totaling 90 Class A Common Units) of LHG at such date to the selling members of Centurion for the purchase price and eliminated all prior purchase price measurements and the contingent consideration. The fair value of the 90 Class A Common Units was estimated to be $8,755,000.

Independent Auditors’ Report

The Members

Green Mountain Analytics, LLC:

We have audited the accompanying balance sheets of Green Mountain Analytics, LLC (the “Company”) as of December 31, 2011 and 2010, and the related statements of operations, statements of changes in members’ equity (deficit) and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Green Mountain Analytics, LLC as of December 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

New York, New York

December 10, 2012

GREEN MOUNTAIN ANALYTICS, LLC

(A Limited Liability Company)

BALANCE SHEETS

DECEMBER 31, 2011 AND 2010

	2011	2010

ASSETS
Current assets:
Cash and cash equivalents	$4,431	$17,478
Accounts receivables, net	—	750

Total current assets	4,431	18,228
Property and equipment, net	813	1,036
Capitalized software costs, net	7,339	29,356

TOTAL ASSETS	$12,583	$48,620

LIABILITIES AND MEMBERS’ EQUITY (DEFICIT)

Current liabilities:
Accrued expenses and other liabilities	$51,791	$96,384
Class B incentive payable	222,552	—
Due to members	—	241,300
Due to affiliates	—	20,866

Total current liabilities	274,343	358,550
Members’ equity (deficit)	(261,760)	(309,930)

TOTAL LIABILITIES AND MEMBERS’ EQUITY (DEFICIT)	$12,583	$48,620

See accompanying notes to financial statements.

GREEN MOUNTAIN ANALYTICS, LLC

(A Limited Liability Company)

STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

	2011	2010
Revenues
Consulting revenue	$170,000	$30,038
Service revenue	308,167	110,157

Total revenues	478,167	140,195

Operating expenses:
Consulting fees	172,573	21,134
Software development expenses	325,575	417,506
Incentive awards	222,552	—
Depreciation and amortization	22,240	22,095
Commission expense	26,400	59,400
General and administrative	30,209	39,085
Professional fees	5,510	6,404

Total operating expenses	805,059	565,624

Loss from operations	(326,892)	(425,429)

Other non-operating income (expense):
Interest expense	(15,900)	(18,053)

Total non-operating expenses	(15,900)	(18,053)

Net loss	$(342,792)	$(443,482)

See accompanying notes to financial statements.

GREEN MOUNTAIN ANALYTICS, LLC

(A Limited Liability Company)

STATEMENTS OF CHANGES IN MEMBERS’ EQUITY (DEFICIT)

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

	Members’ Equity	Accumulated Deficit	Total
Members’ equity - January 1, 2010	$2,702,481	$(2,825,329)	$(122,848)
Issuance of Class A units	197,000	—	197,000
Issuance of Class B units	59,400	—	59,400
Net loss	—	(443,482)	(443,482)

Members’ (deficit), December 31, 2010	2,958,881	(3,268,811)	(309,930)

Issuance of Class A units	292,000	—	292,000
Issuance of Class A units for commission fees	26,400	—	26,400
Forgiveness of debt by members	72,562	—	72,562
Net loss	—	(342,792)	(342,792)

MEMBERS’ (DEFICIT), DECEMBER 31, 2011	$3,349,843	$(3,611,603)	$(261,760)

See accompanying notes to financial statements.

GREEN MOUNTAIN ANALYTICS, LLC

(A Limited Liability Company)

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

	2011	2010
Cash flows from operating activities:
Net loss	$(342,792)	$(443,482)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation expense	223	78
Amortization expense	22,017	22,017
Compensation expense — Class B incentive	222,552	—
Bad debt expense	750	—
Commission fee	26,400	79,200
Changes in assets and liabilities:
Accounts receivable	—	40,300
Accrued expenses and other liabilities	(7,028)	11,619

Net cash used in operating activities	(77,878)	(290,268)

Cash used in investing activities:
Property and equipment acquisitions	—	(1,114)

Cash flows from financing activities:
Repayment of due to members	(208,216)	—
Loans received from members	—	110,300
Repayment of due to affiliates	(18,953)	—
Loans received from affiliates	—	20,500
Members’ capital contribution	292,000	177,200

Net cash provided by financing activities	64,831	308,000

Net (decrease) increase in cash and cash equivalents	(13,047)	16,618
Cash and cash equivalents- beginning	17,478	860

CASH AND CASH EQUIVALENTS — ENDING	$4,431	$17,478

NON-CASH FINANCING ACTIVITIES:
Forgiveness of debt by members	$72,562	$—

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Interest paid by cash	—	—

See accompanying notes to financial statements.

GREEN MOUNTAIN ANALYTICS, LLC

(A Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011 AND 2010

(1)	Summary of Significant Accounting Policies

Organization and Nature of Operations

Green Mountain Analytics, LLC was incorporated on April 29, 2002 in the state of Vermont.

The Company is a software development company that provides a trading platform servicing the securities trading industry, using its own proprietary software. In addition the Company, provides software development on a consulting basis.

Organization of Limited Liability Company

A limited liability company (“LLC”) shall continue in existence until dissolved in accordance with the provisions of its operating agreement and is funded through the equity contributions of its owners. As an LLC, except as may otherwise be provided under applicable law, no member shall be bound by, or personally liable for, the expenses, liabilities, or obligations of the Company. The members are not obligated to restore capital deficits. Pursuant to the terms of the LLC agreement, profits, losses, and distributions are generally allocated to the members in accordance with their ownership percentages.

Going Concern

The Company incurred a net loss $517,016 and $618,579 for the years ended December 31, 2011 and 2010, respectively. At December 31, 2011, the Company had cash of $4,431 and accumulated deficit of $3,611,603.

These conditions raise substantial doubt about the Company’s ability to continue as a going concern. These financial statements do not include any adjustments relating to the recovery of assets or the classification of liabilities should the Company be unable to continue as a going concern.

The Company has principally financed its operations for the last two years through related party transactions. Management believes the Company’s ability to continue its operations is dependent upon the ability to raise capital through an acquisition. The Company was acquired on August 27, 2012 (see Note 8).

Cash and Cash Equivalents

Cash and cash equivalents consist primarily of cash on deposit and money market accounts that are readily convertible into cash and purchased with original maturities of three months or less.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. These significant estimates and assumptions include estimating the useful life of capitalized software.

GREEN MOUNTAIN ANALYTICS, LLC

(A Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011 AND 2010

Revenue Recognition

Consulting

The Company derives revenue from providing software development to outside parties on a consulting basis. Revenues for consulting services are generally recognized as the services are performed.

Software as a Service

The Company also derives revenue from providing software licenses for an online trading platform. There is no downloadable software, distribution or technology delivered to consumers. Software is provided under a hosting arrangement, revenue is accounted for as software as a service arrangement since the customer does not have the contractual right to take possession of the software at any time during the hosting period. The Company recognizes revenue for these software licenses when the following criteria have been met: (1) persuasive evidence of an arrangement exists; (2) delivery of the product has occurred; (3) the fee is fixed or determinable; and (4) collection is probable.

Software Development Costs

The Company accounts for the costs to develop software that it plans to market externally in accordance with FASB ASC 985-20, Software - Costs of Software to be Sold, Leased, or Marketed, whereby costs for the development of new software products and substantial enhancements to existing software products are expensed as incurred until technological feasibility has been established, at which time any additional costs are capitalized. Technological feasibility is established upon completion of a working model. The Company amortizes the costs of software obtained or developed to be sold, leased or marketed over three years.

Property and Equipment

Property and equipment are carried at cost. Expenditures for maintenance and repairs are expensed currently, while renewals and betterments that materially extend the life of an asset are capitalized. The costs of assets sold, retired, or otherwise disposed of, and the related allowance for depreciation, are eliminated from the accounts, and any resulting gain or loss is recognized.

Depreciation is provided using the straight-line and various accelerated methods over the estimated useful lives of the assets, which are as follows:

Equipment	3 years
Computers	5 years
Furniture and fixtures	5 years
Capitalized software costs	3 years

Income Taxes

The Company is a limited liability company treated as a partnership for tax purposes. The Company accounts for income taxes under ASC Topic 740 Income Taxes (“ASC 740”). ASC 740 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statements and tax basis of assets and liabilities and for the expected future tax benefit to be

GREEN MOUNTAIN ANALYTICS, LLC

(A Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011 AND 2010

derived from tax loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply on taxable income in the years in which those temporary differences are expected to be recovered or settled. ASC 740 additionally requires a valuation allowance to be established when it is more likely than not that all or a portion of deferred tax assets will not be realized.

The Company also sets a consistent framework under ASC Subtopic 740-10 to determine the appropriate level of tax reserves to maintain for uncertain tax positions. The Company maintains no tax reserves for uncertain tax positions.

Fair Value Measurements

In January 2010, the FASB issued Accounting Standards Update (“ASU”) No. 2010-06, Improving Disclosures about Fair Value Measurements. This update amends FASB ASC Topic 820, Fair Value Measurements and Disclosures, to require new disclosures for significant transfers in and out of Level 1 and Level 2 fair value measurements, disaggregation regarding classes of assets and liabilities, valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements for Level 2 or Level 3. These disclosures are effective for reporting periods beginning after December 15, 2009. Additional new disclosures regarding the purchases, sales, issuances and settlements in the rollforward of activity in Level 3 fair value measurements are effective for fiscal years beginning after December 15, 2010. The Company adopted certain of the relevant disclosure provisions of ASU 2010-06 on January 1, 2010 and other provisions on January 1, 2011.

FASB ASC Topic 820 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). Categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. Under the new standard, fair value is defined as the exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date.

The three levels of the fair value hierarchy under FASB ASC Topic 820 are described as follows:

Level 1 inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and, inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 inputs to the valuation methodology are unobservable and significant to the fair value measurement.

GREEN MOUNTAIN ANALYTICS, LLC

(A Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011 AND 2010

(2)	Concentration of Credit Risk

The Company has generated all of its revenues for the years ended December 31, 2011 and 2010 from ECHOtrade, LLC (“ECHOtrade”), Tower Research LLC and Liquid Trading International, which are related parties. These entities are owned by members of the Company.

During 2010, one vendor comprises approximately 50% of the total paid for consulting and services fees.

(3)	Property and Equipment

Property and equipment consisted of the following at December 31, 2011 and 2010:

	2011	2010
Computer equipment	$1,114	$1,114
Less: accumulated depreciation	301	78

Property and equipment, net	$813	$1,036

Depreciation expense for the years ended December 31, 2011 and 2010 totaled $223 and $78, respectively.

(4)	Capitalized Software Costs

Capitalized software costs consisted of the following at December 31, 2011 and 2010:

	2011	2010
Website and internally developed software costs	$66,051	$66,051
Less: accumulated amortization	58,712	36,695

Capitalized software costs, net	$7,339	$29,356

Amortization expense for the years ended December 31, 2011 and 2010 totaled $22,017 and $22,017, respectively.

(5)	Income Taxes

As a limited liability company, the Company is treated as a partnership for Federal and state income tax purposes. The Company files income tax returns in the U.S. federal jurisdiction and in Vermont. Accordingly, no income tax provision has been made for Federal and state income taxes in the accompanying financial statements, since all items of income or loss are required to be reported on the income tax returns of the members, who are responsible for any taxes thereon.

As of December 31, 2010 and 2011, the Company did not have any deferred tax assets and liabilities or valuation allowance.

For tax years 2010 and 2011, the statutory tax rate is 0%. This rate is the same as the effective tax rate of 0.00%. There are no reconciling items.

The Company does not have any current incomes payable or receivable and there have been no cash payments for income taxes.

GREEN MOUNTAIN ANALYTICS, LLC

(A Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011 AND 2010

As of December 31, 2010 and 2011, the Company has no net operating losses that can be carried back.

The Company adopted ASC Subtopic 740-10, Accounting for Uncertainty in Income Taxes effective January 1, 2008. Management believes there are no tax positions requiring recognition or disclosure.

The following are the major tax jurisdictions in which the Company operates and the earliest tax years subject to examination:

U.S. Federal	2008
Vermont	2008

The Company’s policy for recording interest and penalties associated with audits is to record such expense as a component of income tax expense. There were no amounts accrued for penalties or interest as of or during the years ended December 31, 2011 and 2010, respectively. Management is currently unaware of any issues under review that could result in significant payments, accruals or material deviations from its position.

(6)	Incentive Awards

On October 5, 2011, the Company’s members with a super majority approved various Incentive Award Agreements. At that time, the Company granted fully vested Class B Membership to nine individuals valued at $222,552 in the aggregate. During 2011, the Company recognized incentive expense in the Statement of Operations for the year ended December 31, 2011 of $222,552.

(7)	Related Party Transactions

Due to shareholder

In 2010, the Company had outstanding loans due to members in the amount of $262,346 in principal and accrued interest which is included in the caption of Due to members and accrued expenses and other liabilities on the balance sheets. These loans were used to pay operating expenses. During 2011, the Company repaid $208,216 of the loans through the indirect capital contribution from two members which are entities owned by Brian Ferdinand and Robert Keller, which resulted in the Company recording $72,562 as capital contribution due to forgiveness of debt.

Service arrangement

On April 1, 2009 the Company entered into service arrangements with ECHOtrade and on August 1, 2008 with Liquid Trading International LLP. These entities are related through common ownership with two of the members of the Company; Brian Ferdinand and Robert Keller. The Company provides services for software development to the related entities. The Company recorded revenues for these services which are included in the Statement of Operations totaling $444,067 and $102,995 for the years ended December 31, 2011 and 2010, respectively.

During 2010 and 2011, the Company entered into an arrangement with one of the members of the Company, Tower Research, LLC, to provide both consulting and software as a service. The Company recorded revenues for these services which are included in the Statement of Operations totaling $34,100 and $37,200 for the years ended December 31, 2011 and 2010, respectively.

During 2010 and 2011, the Company paid fees for both consulting and software development. The individuals who provided these services were Class A and Class B members of the Company. The

GREEN MOUNTAIN ANALYTICS, LLC

(A Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011 AND 2010

Company recorded expenses for these services which are included in the Statement of Operations totaling $347,138 and $193,300 for the years ended December 31, 2011 and 2010, respectively

(8)	Members’ Equity

The Company presently does not pay cash distributions on membership interests as its policy is to retain earnings to finance the operations and expansion of the business.

The Company’s members’ equity is comprised of Class A and Class B membership interests. Class A members have voting rights; the Class B members have no voting rights and do not participate in distributions from capital transactions, as defined in the operating agreement.

There are provisions in the operating agreement requiring that a super majority of the members is required for certain decisions regarding the Company. A super majority is deemed to be more than 80% of the voting membership interests.

On September 1, 2010, the Company and each of the existing Class A Members entered into a letter agreement (“Letter Agreement”), pursuant to which Ferdinand Trading II LLC (controlled by Brian Ferdinand) (“FT”), Ferris Ventures, LLC (controlled by Robert Keller) (“FV”) and Bruce Cooper would be able to acquire up to 55% of the Class A membership interest of the Company over an eleven month period. This letter contemplated FT and FV receiving the additional Class A membership interests in consideration for cash infusions, revenue derived from contracts originated by FT and FV and the repayment of member loans. In addition, this Letter Agreement included a provision that required a revision to the definition of super majority to mean the consent of at least 80 percent of the Board of Managers.

Pursuant to an Agreement dated September 10, 2011, FT and FV acquired the remaining Class A membership interests on such date to bring their aggregate total interest in the Company to 55% of the Class A membership interests. The agreement stated that FT and FV had satisfied most of the conditions set forth in the Letter Agreement, but had not repaid the member loans. As a result, FT and FV were required to make an additional $250,000 contribution to repay the member loans.

Pursuant to a Amended and Restated Agreement, dated January 9, 2012, the Class A Members agreed to exchange their membership interests in the Company for shares in Liquid Trading Holdings Limited (or another holding company which became Liquid Holdings Group, LLC (“LHG”), (see note 5) upon the admission of such entity to trading on the AIM or any other stock exchange. The shares to be issued to the Members will have a fair market aggregate value of at least $10,000,000 and constitute a minimum of 10% of the equity interests in the public company following its admission.

On October 5, 2011, the Company agreed to grant Management Incentive Awards (“Incentives”) to consultants. The Incentives granted were Class B membership interests (see Note 5).

GREEN MOUNTAIN ANALYTICS, LLC

(A Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011 AND 2010

(9)	Subsequent Events

In accordance with FASB ASC Topic 855, the Company has evaluated subsequent events through December 10, 2012, the date on which these financial statements were available to be issued.

On February 23, 2012, the Company entered into a system integration agreement, (“Integration Agreement”) with Fundsolve Limited, (“Fundsolve”). The purpose of this Integration Agreement was to merge the technologies of the Company and Fundsolve in anticipation of both companies being acquired by LHG. The integration was completed on July 31, 2012.

The Company was acquired by LHG on August 27, 2012 pursuant to a Contribution and Exchange Agreement entered into with the members of the Company (including entities controlled by Brian Ferdinand and Robert Keller) by which the members of the Company contributed all of their outstanding equity interests for an 11.75% interest in LHG with an estimated fair value of $19,973,000.

Independent Auditors’ Report

The Board of Directors

Fundsolve Limited:

We have audited the accompanying balance sheets of Fundsolve Limited (the “Company”) as of March 31, 2012 and 2011, and the related statements of operations and changes in shareholders’ equity (deficit), and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fundsolve Limited as of March 31, 2012 and 2011, and the results of its operations and its cash flows for each of the years then ended, in conformity with U.S. generally accepted accounting principles.

            /s/ KPMG LLP

New York, New York

December 10, 2012

FUNDSOLVE LIMITED

(A United Kingdom Company)

BALANCE SHEETS

MARCH 31, 2012 AND 2011

	2012	2011
ASSETS
Current assets:
Cash and cash equivalents	£1,368	£12,698
Prepaid expenses and other assets	10,486	7,381

Total current assets	11,854	20,079
Furniture and computer equipment, net	6,604	7,167

TOTAL ASSETS	£18,458	£27,246

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accrued expenses	£17,954	£19,511
Other liabilities	2,661	5,967

Total current liabilities	20,615	25,478

Shareholders' equity (deficit):
Capital stock (100 ordinary shares, issued and outstanding, par £1)	100	100
Accumulated equity (deficit)	(2,257)	1,668

Total shareholders' equity (deficit)	(2,157)	1,768

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)	£18,458	£27,246

See accompanying notes to financial statements.

FUNDSOLVE LIMITED

(A United Kingdom Company)

STATEMENTS OF OPERATIONS AND CHANGES IN SHAREHOLDERS' EQUITY (DEFICIT)

FOR THE YEARS ENDED MARCH 31, 2012 AND 2011

	2012	2011
Revenues	£60,359	£64,623
Cost of sales	10,484	10,865

Gross margin	49,875	53,758

Expenses
Office salaries	7,072	5,715
Accounting fees	3,270	3,775
Computer-related expenses	2,204	2,394
Utilities	2,126	2,140
Depreciation and amortization	2,490	4,364
Other	1,396	1,627

Total expenses	18,558	20,015

Income before income taxes	31,317	33,743
Income tax expense	(6,242)	(7,081)

Net income	£25,075	£26,662
Shareholders’ equity - beginning of year	1,768	6
Capital contributed	—	100
Shareholders’ capital distribution	(29,000)	(25,000)

SHAREHOLDERS’ EQUITY (DEFICIT) - END OF YEAR	£(2,157)	£1,768

See accompanying notes to financial statements.

FUNDSOLVE LIMITED

(A United Kingdom Company)

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED MARCH 31, 2012 AND 2011

	2012	2011
Cash flows from operating activities:
Net income	£25,075	£26,662
Adjustments to reconcile excess of net income to net cash provided by operating activities:
Depreciation and amortization	2,490	4,364
Changes in assets and liabilities:
Prepaid expenses and other assets	(3,105)	(4,243)
Accrued expenses	(1,557)	2,763
Other liabilities	(3,306)	5,967

Net cash provided by operating activities	19,597	35,513

Cash flows from investing activities:
Property and equipment acquisitions	(1,927)	(796)

Net cash used in investing activities	(1,927)	(796)

Cash flows from financing activities:
Capital distribution	(29,000)	(25,000)

Net cash used in financing activities	(29,000)	(25,000)

Net increase (decrease) in cash	(11,330)	9,717
Cash - beginning	12,698	2,981

CASH - ENDING	£1,368	£12,698

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

Income taxes paid	£7,405	£13,577

See accompanying notes to financial statements.

FUNDSOLVE LIMITED

(A United Kingdom Company)

NOTES TO FINANCIAL STATEMENTS

MARCH 31, 2012 AND 2011

(1)	Summary of Significant Accounting Policies

Organization and Nature of Operations

Fundsolve Limited (the “Company”) was incorporated on February 9, 2006 in the United Kingdom.

The Company provides software services to the financial services industry.

Cash and Cash Equivalents

Cash and cash equivalents consist primarily of cash on deposit and money market accounts that are readily convertible into cash and purchased with original maturities of three months or less.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United Stated requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company derives revenue from providing online trading capabilities. Revenue is recognized when earned.

Functional Currency

The Company’s reporting currency is British Pounds.

Software Development Costs

Costs for software developed for internal use are accounted for in accordance with FASB ASC Topic 350, Intangibles - Goodwill and Other - Internal-Use Software. ASC Topic 350 requires the capitalization of certain costs incurred in connection with developing or obtaining internal-use software. Such capitalized costs are included in "Capitalized software costs" in the balance sheets. The Company amortizes the costs of internal-use software over three years.

Costs that are incurred in the preliminary project stage are expensed as incurred and are included in "Computer - related expenses" in the accompanying statements of operations. Once the capitalization criteria of ASC Topic 350 have been met, external direct costs of materials and services consumed in developing or obtaining internal-use computer software, payroll and payroll-related costs for employees who are directly associated with, and who devote time to the project (to the extent their time is spent directly on the project) and interest costs incurred in connection with developing the software, are capitalized.

The Company accounts for the costs to develop software that it plans to market externally in accordance with FASB ASC Subtopic 985-20, Software - Costs of Software to be Sold, Leased, or Marketed, whereby costs for the development of new software products and substantial enhancements

FUNDSOLVE LIMITED

(A United Kingdom Company)

NOTES TO FINANCIAL STATEMENTS

MARCH 31, 2012 AND 2011

to existing software products are expensed as incurred until technological feasibility has been established, at which time any additional costs are capitalized. Technological feasibility is established upon completion of a working model. The Company amortizes the costs of software obtained or developed to be sold, leased or marketed over three years.

Property and Equipment

Property and equipment are carried at cost. Expenditures for maintenance and repairs are expensed currently, while renewals and betterments that materially extend the life of an asset are capitalized. The costs of assets sold, retired, or otherwise disposed of, and the related allowance for depreciation, are eliminated from the accounts, and any resulting gain or loss is recognized.

Depreciation is provided using the straight-line and various accelerated methods over the estimated useful lives of the assets, which are as follows:

Equipment	5 years
Computers	5 years
Furniture and fixtures	7 years

Long-lived Assets and Impairment of Long-Lived Assets

The Company reviews long-lived assets, including property and equipment, capitalized software costs, and other intangible assets, for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. When it is determined that impairment has occurred, a charge to operations will be recorded to reduce the asset to its fair value.

Income Taxes

The Company is a private limited company and treated as a C corporation for tax purposes in the United Kingdom. The Company accounts for income taxes under ASC Topic 740, Income Taxes (“ASC 740”). ASC 740 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statements and tax basis of assets and liabilities and for the expected future tax benefit to be derived from tax loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply on taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. ASC 740 additionally requires a valuation allowance to be established when it is more likely than not that all or a portion of deferred tax assets will not be realized.

The Company also sets a consistent framework under ASC Subtopic 740-10 to determine the appropriate level of tax reserves to maintain for uncertain tax positions. The Company maintains no tax reserves for uncertain tax positions.

FUNDSOLVE LIMITED

(A United Kingdom Company)

NOTES TO FINANCIAL STATEMENTS

MARCH 31, 2012 AND 2011

(2)	Furniture and Computer Equipment

Furniture and computer equipment, net consisted of the following at March 31, 2012 and 2011:

	2012	2011
Machinery and equipment	£17,936	£16,009
Furniture and fixtures	7,529	7,529

	25,465	23,538
Less: accumulated depreciation	18,861	16,371

Furniture and computer equipment, net	£6,604	£7,167

Depreciation expense for the years ended March 31, 2012 and 2011 totaled £2,490 and £4,364, respectively.

(3)	Income Taxes

As a private limited company, the Company is treated as a C-Corporation for income tax purposes and files income tax returns in the United Kingdom. A current income tax provision has been established for foreign income taxes.

The significant components of income taxes attributable to continuing operations are foreign current tax expense of £6,242 and £7,081 for the years ended March 31, 2011 and 2010, respectively.

As of March 31, 2012 and 2011, the Company had £528 and £498, respectively of deferred tax assets (DTAs) related to depreciation on fixed assets. The Company analyzed the recoverability of recorded DTAs based on the four sources of taxable income and concluded that the full amount of the DTAs will not be realized in the foreseeable future and hence, a full valuation allowance has been established in the amount of £528 and £498. The change in the valuation allowance for the years ended March 31, 2012 and March 31, 2011 is £30.

The foreign statutory tax rate, consisting of the UK corporate income tax rate, is 20%, which is the same as the effective tax rate.

The Company does not have any current income taxes payable or receivable and there have been no cash payments for income taxes.

The Company adopted ASC Subtopic 740-10, Accounting for Uncertainty in Income Taxes. Management believes there are no tax positions requiring recognition or disclosure.

The following are the major tax jurisdictions in which the Company operates and the earliest tax years subject to examination:

United Kingdom	2006

The Company’s policy for recording interest and penalties associated with audits is to record such expense as a component of income tax expense. There were no amounts accrued for penalties or interest for the year ended March 31, 2012 or March 31, 2011. Management is currently unaware of any issues under review that could result in significant payments, accruals or material deviations from its position.

FUNDSOLVE LIMITED

(A United Kingdom Company)

NOTES TO FINANCIAL STATEMENTS

MARCH 31, 2012 AND 2011

(4)	Capital Stock

At March 31, 2012 and 2011, The Company had 100 shares of issued and outstanding shares of the Company. For the year ended March 31, 2012, the Company declared and paid £29,000 of dividends on September 30, 2011. During the year ended March 31, 2011, the Company declared £2,000 of dividends on April 8, 2010 which were paid on April 9, 2010. In addition, for the year ended March 31, 2011, the Company declared £23,000 of dividends on June 29, 2010 which was paid on June 30, 2010.

(5)	Subsequent Events

In accordance with FASB ASC 855, the Company has evaluated subsequent events through December 10, 2012, the date on which these financial statements were available to be issued. The Company was acquired pursuant to a Share Purchase Agreement, dated April 23, 2012, by and among Darren Davy and Nicholas Bell (the “Sellers”) and with Liquid Holdings Group LLC (“LHG”), the Sellers agreed to sell all of the issued share capital of the Company (the “Shares”) to LHG.

The sale of the Shares were conditioned upon the successful integration of the Fundsolve Limited and Green Mountain Analytics, LLC software pursuant to the Systems Integration Agreement, dated February 23, 2012, by and among Fundsolve Limited, the Sellers and Green Mountain Anayltics, LLC. The integration was completed on July 31, 2012 and the shares were transferred to LHG on such date. The Sellers exchanged their shares for membership interests in LHG, which were estimated to have a fair value of $1.69 million at July 31, 2012.

Through and including                     , 2013 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

        Shares

LIQUID HOLDINGS GROUP, INC.

COMMON STOCK

PROSPECTUS

SANDLER O’NEILL + PARTNERS, L.P.

Prospectus dated                     , 2013

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth all expenses to be paid by the registrant, other than estimated underwriting discounts and commissions, in connection with this offering. All expenses will be borne by the registrant (except any underwriting and commissions and expenses incurred by the selling stockholders in this offering). All amounts shown are estimates except for the SEC registration fee, the FINRA filing fee and the NASDAQ Global Market or the New York Stock Exchange listing fee.

Amount to be Paid
SEC Registration Fee
FINRA filing fee	$
NASDAQ Global Market listing fee
Printing and engraving
Legal fees and expenses
Accounting fees and expenses
Blue sky fees and expenses (including related legal fees)
Transfer agent and registrar fees
Miscellaneous expenses

Total:	$

Item 14. Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law authorizes a corporation’s Board of Directors to grant, and authorizes a court to award, indemnity to officers, directors and other corporate agents. As permitted by Section 102(b)(7) of the Delaware General Corporation Law, or DGCL, the registrant’s certificate of incorporation to be in effect upon the closing of this offering includes provisions that eliminate the personal liability of its directors and officers for monetary damages for breach of their fiduciary duty as directors and officers, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions or (iv) for any transaction from which the director derived an improper personal benefit. The registrant’s amended and restated certificate of incorporation will provide for such limitation of liability.

In addition, as permitted by Section 145 of the DGCL, the bylaws of the registrant to be effective upon completion of this offering provide that:

•

The registrant shall indemnify its directors and officers for serving the registrant in those capacities or for serving other business enterprises at the registrant’s request, to the fullest extent permitted by Delaware law. Delaware law provides that a corporation may indemnify such person if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the registrant and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful.

•	The registrant may, in its discretion, indemnify employees and agents in those circumstances where indemnification is permitted by applicable law.

•

The registrant is required to advance expenses, as incurred, to its directors and officers in connection with defending a proceeding, except that such director or officer shall undertake to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

•

The registrant will not be obligated pursuant to the bylaws to indemnify a person with respect to proceedings initiated by that person, except with respect to proceedings authorized by the registrant’s Board of Directors or brought to enforce a right to indemnification.

•

The rights conferred in the bylaws are not exclusive, and the registrant is authorized to enter into indemnification agreements with its directors, officers, employees and agents and to obtain insurance to indemnify such persons.

•	The registrant may not retroactively amend the bylaw provisions to reduce its indemnification obligations to directors, officers, employees and agents.

The registrant’s policy is to enter into separate indemnification agreements with each of its directors and officers that provide the maximum indemnity allowed to directors and executive officers by Section 145 of the DGCL and certain additional procedural protections. The registrant will also maintain directors’ and officers’ insurance to insure such persons against certain liabilities.

These indemnification provisions and the indemnification agreements entered into between the registrant and its officers and directors may be sufficiently broad to permit indemnification of the registrant’s officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act.

The underwriting agreement to be filed as Exhibit 1.1 to this registration statement provides for indemnification by the underwriter of the registrant and its officers and directors for certain liabilities arising under the Securities Act and otherwise.

Item 15. Recent Sales of Unregistered Securities.

Since January 17, 2012, we have made the following sales of unregistered securities:

Acquisition-Related Issuances

On April 24, 2012, we issued 194 common units to SHAF Holdings, LLC and Schaeffer Holdings, LLC, entities controlled by Richard Schaeffer, as consideration for our acquisition of 90% of the outstanding shares of Liquid Futures LLC.

On April 24, 2012, we issued 324 common units to Ferdinand Holdings, LLC, an entity controlled by Brian Ferdinand, as consideration for our acquisition of 10% of the outstanding shares of Liquid Futures LLC, all of the outstanding shares of Liquid Prime Holdings LLC and 48.75% of the outstanding shares of Liquid Trading Institutional LLP.

On April 24, 2012, we issued 304 common units to CMK Keller Holdings, LLC, an entity controlled by Robert Keller, as consideration for our acquisition of 48.75% of the outstanding shares of Liquid Trading Institutional LLP.

On April 27, 2012, we issued 52 common units to Samuel Gaer as consideration for our acquisition of the Tragara intellectual property assets.

On June 5, 2012, we issued 16 common units to an accredited investor as consideration for our acquisition of all the remaining outstanding shares of Liquid Trading Institutional LLP.

On July 21, 2012, we issued 90 common units to a total of four accredited investors as consideration for our acquisition of all the outstanding shares of Liquid Partners, LLC.

On August 27, 2012, we issued 183 common units to a total of nineteen accredited investors as consideration for our acquisition of all of the outstanding shares of Green Mountain Analytics, LLC.

On September 30, 2012, we issued 47 common units to a total of eight accredited investors as consideration for our acquisition of all the outstanding shares of LTI, LLC.

Capital Awards-Related Issuances

On April 25, 2012, we granted to our directors, officers, employees, consultants and other service providers an aggregate of 136 common units pursuant to the terms of our Amended and Restated 2012 Equity Plan in exchange for services rendered by such directors, officers, employees or consultants.

On December 10, 2012, we granted to Richard Schaeffer, our Executive Chairman and one of our founders, incentive units representing 3.4% of the aggregate issued and outstanding units of the Company, after such grant, as of the date of grant pursuant to the terms of our Amended and Restated 2012 Equity Plan.

On September 23, 2012, the board authorized the grant of units to Brian Ferdinand representing 2% of the aggregate issued and outstanding common units of the Company, after such grant, upon each of (i) the initial confidential submission of this registration statement with the SEC and (ii) the closing of the initial public offering.

On December 10, 2012, we granted to Brian Storms, our Chief Executive Officer and one of our directors, restricted stock units equal to 4% of the outstanding common units as of December 1, 2012, after such grant, pursuant to an employment agreement and the terms of our 2012 Stock Incentive Plan. One-third of these units will vest January 1, 2013, one-third will vest December 1, 2013 and one-third will vest December 1, 2014. Upon termination, Mr. Storms will retain all unvested restricted stock units unless terminated for cause (as defined in the agreement) in which case all unvested restricted stock units will be forfeited.

Other Common Unit Issuances

On June 28, 2012, we sold 93 common units to an accredited investor and we have issued or will issue additional common units in the amount of 15, 3, and 2 common units on October 24, 2012, November 24, 2012, and December 24, 2012, respectively for an aggregate purchase price of $12,500,000 pursuant to a cash subscription agreement.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering. We believe these transactions were exempt from registration under the Securities Act in reliance upon Section 4(a)(2) of the Securities Act as transactions by an issuer not involving any public offering. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof. All recipients had adequate access, through their relationships with us, to information about our company.

Item 16. Exhibits and Financial Statement Schedules.

See the Exhibit Index immediately following the signature page hereto, which is incorporated by reference as if fully set forth herein.

Item 17. Undertakings.

(a) The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby undertakes that:

(i) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(ii) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Liquid Holdings Group, LLC has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of New York, New York on                     , 2012.

LIQUID HOLDINGS GROUP, LLC

By:
Name:
Title:

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints and Richard Schaeffer, Brian Ferdinand and Brian Storms, and each of them, the true and lawful attorneys-in-fact and agents of the undersigned, with full power of substitution and resubstitution, for and in the name, place and stead of the undersigned, to sign in any and all capacities (including, without limitation, the capacities listed below), the registration statement, any and all amendments (including post-effective amendments) to the registration statement and any and all successor registration statements of Liquid Holdings Group, LLC, including any filings pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, and hereby grants to such attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and anything necessary to be done to enable Liquid Holdings Group, LLC to comply with the provisions of the Securities Act and all the requirements of the Securities and Exchange Commission, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his or her substitute, or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on                     , 2012.

Signature	Title	Date

	Executive Chairman (Principal Executive Officer and Director)	, 2012
Richard Schaeffer

	President and Director	, 2012
Brian Ferdinand

	Chief Executive Officer and Director	, 2012
Brian Storms

	Chief Financial Officer	, 2012
Kenneth Shifrin

	Director	, 2012
Jay Bernstein

Signature	Title	Date

	Director	, 2012
Darren Davy

	Director	, 2012
Edward Feigeles

	Director	, 2012
Samuel Gaer

	Director	, 2012
Robert Keller

	Director	, 2012
David Francescani

	Director	, 2012
Nigel Kneafsey

	Director	, 2012
Thomas Ross

	Director	, 2012
Dennis Suskind

EXHIBIT INDEX

Item 16. Exhibits

Exhibit Number	Document

1.1	Form of Underwriting Agreement*

2.1	Contribution Agreement of Liquid Prime Holdings, LLC, dated April 24, 2012, among Liquid Holdings Group, LLC, Ferdinand Holdings, LLC and Brian Ferdinand

2.2	Contribution Agreement, dated April 24, 2012, among Liquid Holdings Group, LLC, SHAF Holdings, LLC and Richard Schaeffer

2.3	Stock Purchase Agreement, dated October 27, 2011, between Liquid Prime Holdings LLC and Edward Davis

2.4	Contribution Agreement of Liquid Futures, LLC, dated April 24, 2012, among Liquid Holdings Group, LLC, Ferdinand Holdings, LLC and Brian Ferdinand

2.5	Membership Interest Purchase Agreement dated December 30, 2011, between Liquid Holdings Group, LLC and the members thereto

2.6	Transfer Agreement dated May 11, 2012, between Liquid Holdings Group, LLC and Liquid Trading Holdings Limited

2.7	First Amendment to Membership Interest Purchase Agreement, dated July 21, 2012 between Liquid Holdings Group, LLC and the members thereto

2.8	Contribution Agreement, dated April 24, 2012, among Liquid Holdings Group, LLC, CMK Keller Holdings, LLC and Liquid Trading Holdings LLC

2.9	Contribution Agreement, dated April 24, 2012, among Liquid Holdings Group, LLC, Ferdinand Holdings, LLC and LT World Limited

2.10	Contribution Agreement, dated June 5, 2012, among Liquid Holdings Group, LLC, Solomon Yakoby and Liquid Trading Holdings II LLC

2.11	Share Purchase Agreement, dated April 23, 2012, among Darren Davy and Nicholas Bell, Bellsolve Limited and Liquid Holdings Group, LLC

2.12	Contribution Agreement, dated April 27, 2012, between Tragara Alpha Partners LLC and Liquid Holdings Group, LLC

2.13	Amendment No. 1 to the Contribution Agreement, dated as of April 27, 2012, between Tragara Alpha Partners LLC and Liquid Holdings Group, LLC

2.14	Assignment Agreement, dated July 30, 2012, among Ferdinand Trading, LLC, Brian Ferdinand, Ferris Ventures, LLC, Robert Keller and Liquid Holdings Group, LLC

2.15	Contribution and Exchange Agreement, dated as of August 27, 2012, among Liquid Holdings Group, LLC, Green Mountain Analytics, LLC, and the members thereto

2.16	Contribution Agreement, dated as of September 30, 2012, among Liquid Holdings Group, LLC, LTI, LLC, Liquid Trading International LLP, and the other members thereto

3.1	Certificate of Incorporation of the Registrant*

3.2	By-Laws of the Registrant*

4.1	Specimen Common Stock Certificate of the Registrant*

Exhibit Number	Document

5.1	Opinion of Gibson, Dunn & Crutcher LLP*

10.1	Subscription Agreement dated June 28, 2012, between HA Investments III, L.L.C. and Liquid Holdings Group, LLC

10.2	Amended and Restated 2012 Equity Plan

10.3	2012 Stock Incentive Plan

10.4	Employment Agreement between Liquid Holdings Group, LLC and Richard Schaeffer dated as of November 27, 2012

10.5	Employment Agreement between Liquid Holdings Group, LLC and Brian Ferdinand dated as of November 27, 2012

10.6	Employment Agreement between Liquid Holdings Group, LLC and Brian Storms dated as of December 6, 2012

10.7	Employment Offer Letter between Liquid Holdings Group, LLC and Kenneth Shifrin dated as of August 23, 2012

10.8	Lease between Green Mountain Analytics, LLC and ACC/GP Development LLC, dated September 5, 2012

10.9	Lease between Liquid Holdings Group, LLC and 800 Third Avenue Associates, LLC, dated May 1, 2012

10.10	Lease between Liquid Holdings Group, LLC and 800 Third Avenue Associates, LLC, dated July 24th, 2012

10.11	Lease between Liquid Prime Services, Inc. and 800 Third Avenue Associates, LLC, dated May 1, 2012

21.1	List of Subsidiaries of the Registrant*

23.1	Consent of KPMG LLP, independent registered public accounting firm*

23.4	Consent of Gibson Dunn & Crutcher LLP (included in Exhibit 5.1)*

24.1	Power of Attorney (included in signature page)

*	To be filed by amendment.